9/3

03029732

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Southern Petrochemical Industries Corp. Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 11 2003
THOMSON FINANCIAL

FILE NO. 82- 3581 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 9/4/03

33rd Annual Report
2002 - 2003



In pursuit of defined growth

SPIC

SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LIMITED

SPIC

Southern Petrochemical Industries Corporation Limited

Board of Directors

Dr. A C Muthiah	-	Chairman
Thiru Ashwin C Muthiah	-	Vice-Chairman
Thiru K Skandan, IAS	-	Director
Thiru Arun Ramanathan, IAS	-	Director
Thiru N Narayanan, IAS	-	Director
Thiru T S Sridhar, IAS	-	Director
Dr. K U Mada	-	Director
Thiru N R Krishnan	-	Director
Thiru S Venkitaramanan	-	Director
Thiru S Rajagopal	-	Director
Thiru R V Gupta	-	Director
Thiru Jawahar Vadivelu	-	Director
Dr. P L Sanjeev Reddy	-	Director
Thiru V R Mehta	-	Director
Thiru P C Ghosh	-	Director
Thiru J M Garg	-	Director
Thiru Babu K Verghese	-	Managing Director
Thiru M G Thirunavukkarasu	-	Finance Director

Vice-President (Corporate Affairs) & Secretary

Thiru N Ramakrishnan

Bankers

Indian Bank
Allahabad Bank
Andhra Bank
Bank of Baroda
Bank of India
Canara Bank
Central Bank of India
Dena Bank
Indian Overseas Bank
Oriental Bank of Commerce
Punjab National Bank
Punjab & Sind Bank
State Bank of Bikaner & Jaipur
State Bank of India
State Bank of Patiala
State Bank of Travancore
Syndicate Bank
Union Bank of India
Tamilnad Mercantile Bank Limited
The Bank of Rajasthan Limited
The South Indian Bank Limited

Registered Office

73 Armenian Street,
Chennai - 600 001.

Principal Office

"SPIC House", 88 Mount Road,
Guindy, Chennai - 600 032.

Telephone : 044-22350245
Telefax : 044-22352163
Telegram : "SOUTHPETRO"
E-mail : spiccorp@spic.co.in
Website : www.spicltd.com

Factories

Fertiliser : SPIC Nagar, Tuticorin - 628 005.

Pharma : Cuddalore - 607 005.
Maraimalai Nagar - 603 209.

Biotech : Coimbatore - 641 101.
Porur, Chennai - 600 116.
Hosur - 635 110.

Auditors

Messers A F Ferguson & Co.,
Chartered Accountants,
5, First Street, Nandanam Extn.,
Nandanam, Chennai - 600 035.

SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LIMITED

CONTENTS	Page No.

IN PURSUIT OF DEFINED GROWTH

As a company that lives by the philosophy of nourishing growth in all its aspects, it is but natural that growth is a recurring theme in all activities undertaken by SPIC. But despite the identification of growth avenues and methods, growth *per se*, in a harsh year, is a difficult task. Yet SPIC has measured up to the challenge and has neither flinched nor digressed from its avowed path. In the time segment of a year, corporate plans meet with success only if they are seen as small steps onward a long journey. Direction is as important as speed. But results are not immediately apparent. Yet the efforts do not cease as the journey is eventually completed successfully in another time segment. The only condition is that the ultimate goal is not lost sight of, nor is the identified process given the go by.

The year past was characterised by many such small steps with potential leaps as the consequence. On the financial front was a small, yet significant, operational profit. This was a culmination of prudent production decisions, working capital and inventory management and cost optimisation.

For agriculture, the year 2002-03 was not favourable. A nation-wide drought, particularly severe in SPIC's command area, put the brakes on the Company's performance. Yet, the operational profit and the Company's increase in its market share of Urea were clear indicators of the Company's ability to perform in difficult times. As part of the process, major initiatives that were undertaken included one related to the human capital of the Company, that of recasting the organisational structure and introducing HR processes to align individual and corporate goals.

The first phase of this exercise involved looking at our organisation in its totality and developing a revised framework of roles and responsibilities for all positions in order to better align them with organisational goals. The *emphasis has been on delayering for better empowerment of* employees so that accurate information flows enabling better decision making.

In the second phase the role clarification of employees will be completed with relevant grading of positions followed by compensation restructuring being put in place.

SPIC has always done pioneering work in the area of Customer Relationship Management (CRM). This year the focus got sharper. A spate of CRM activities designed to identify and address the specific needs of our dealers and farmers marked the year. The range of activities had both conventional and innovative components. Building and leveraging on SPIC's already high brand equity, the Company represented itself to the farmers and dealers, particularly farmers, as a performance oriented, but just, organisation that secured for them their pride in agriculture. SPIC's Product Communications would go on to win awards, but the real satisfaction came when, with help from effective marketing, the message was applauded by the farmers. And there was a reiteration of the fact that SPIC was a staunch farmer loyalist.

These were the building blocks on which the creeper of growth moved upward. As mentioned earlier, the first steps towards a goal show only the signs, not the result. Those signs are positive and encouraging, realising SPIC's commitment to the process of growth through well-planned and defined efforts. The pursuit of defined growth marked the year that was 2002-03.

SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LIMITED

Registered Office: 73 Armenian Street, Chennai - 600 001.

Principal Office: SPIC House, 88 Mount Road, Guindy, Chennai - 600 032.

NOTICE

NOTICE is hereby given that the **THIRTY-THIRD ANNUAL GENERAL MEETING** of the Members of Southern Petrochemical Industries Corporation Limited will be held on Monday, 22 September 2003 at 3.00 P.M. at Rajah Annamalai Hall, Chennai 600 108, to transact the following business:

ORDINARY BUSINESS

1. To receive, consider and adopt the audited Balance Sheet of the Company as at 31 March 2003 and the Profit and Loss Account for the year ended on that date and the Reports of the Directors and Auditors.

2. To elect a Director in the place of Thiru S Venkitaramanan, who retires by rotation and, being eligible, offers himself for re-election.

3. To elect a Director in the place of Thiru M G Thirunavukkarasu, who retires by rotation and, being eligible, offers himself for re-election.

4. To elect a Director in the place of Thiru N R Krishnan, who retires by rotation and, being eligible, offers himself for re-election.

5. To appoint the Auditors and fix their remuneration.

SPECIAL BUSINESS

6. To consider and, if thought fit, to pass, with or without modification, the following resolution as an ORDINARY RESOLUTION:

   "RESOLVED THAT Thiru Jawahar Vadivelu, whose period of Office shall be liable to determination by retirement of Directors by rotation, be and is hereby appointed a Director of the Company."

7. To consider and, if thought fit, to pass, with or without modification, the following resolution as a SPECIAL RESOLUTION:

   "RESOLVED THAT subject to the approval of the Central Government, Financial Institutions and such other authorities, as may be necessary, sanction of the Company be and is hereby accorded in terms of Sections 198, 269, 309, 311 and other applicable provisions, if any, of the Companies Act, 1956 read with Schedule XIII to the Companies Act, 1956, for the re-appointment of Dr. A C Muthiah as the Chairman (Managing Director) and for payment of remuneration/minimum remuneration by way of Salary, Special Allowance and other perquisites as described below:

   I) Period:

   From 1 October 2003 to 30 September 2006.

   II) Remuneration:

   1. Salary:
      Rs.2,00,000/- per month.
   2. Special Allowance:
      Rs.2,00,000/- per month.
   3. Perquisites:
      Perquisites shall be allowed in addition to both Salary and Special Allowance. However, it shall be restricted to an amount equal to the annual Salary.

   Perquisites are presently classified as follows:

   i) Housing/House Rent Allowance:
   The expenditure incurred by the Company will be subject to a ceiling of 60 per cent of the Salary.

   ii) Gas, Electricity, Water and Furnishing:
   The expenditure incurred by the Company on gas, electricity, water and furnishing shall be valued as per the Income-tax Rules, 1962.

   iii) Medical Reimbursement:
   Expenses incurred for the appointee and his family.

   iv) Leave and Leave Travel Allowance:
   Leave as per the rules of the Company including encashment of leave. Leave Travel Allowance once in a year incurred in accordance with the rules of the Company.

   v) Club Fees:
   Fees of Clubs subject to a maximum of two Clubs.

   vi) Insurance:
   Insurance coverage to the appointee in accordance with the rules of the Company.

   For the purpose of calculating the above ceiling, perquisites will be evaluated as per Income-tax Rules, wherever applicable. In the absence of any such rule, perquisites shall be evaluated at actuals.

   However, the Board of Directors will have the liberty to refix individual ceilings under each of the above heads so as not to exceed the limit of annual Salary or to allow any other perquisite as may be permitted by the Government of India.

   Other payments and provisions which shall not be included in the computation of the ceiling on remuneration:

   i) Contribution towards Provident Fund and Superannuation Fund:
   Contribution towards Provident Fund will be subject to a ceiling of 12.5 per cent of the Salary. Contribution to pension/superannuation/annuity fund together with

contribution to Provident Fund shall not exceed 27.5 per cent of the Salary. Contributions to Provident Fund and pension/superannuation/annuity fund to the extent of limit prescribed under Income-tax Act/Rules, 1962 or notification issued thereunder from time to time will not be included in the computation of the ceiling on perquisites to the extent these either singly or put together are not taxable under the Income-tax Act/Rules/Notifications.

ii) Gratuity:

Gratuity payable shall not exceed one half month's Salary for each completed year of service.

iii) Leave Encashment:

Encashment of leave at the end of the tenure, as per the rules of the Company.

iv) Car:

Provision of Company's car for business and personal use.

v) Telephone:

Provision of telephone at residence.

4. Reimbursement of Expenses:

i) Entertainment Expenses:

Reimbursement of entertainment expenses actually and properly incurred for the business of the Company subject to a reasonable ceiling as may be fixed from time to time by the Board.

ii) Travelling Expenses:

Reimbursement of travelling expenses actually and properly incurred for the business of the Company subject to a reasonable ceiling as may be fixed from time to time by the Board.

5. Minimum Remuneration:

The remuneration aforesaid shall be the minimum remuneration payable to Dr. A C Muthiah."

8. To consider and, if thought fit, to pass, with or without modification, the following resolution as a SPECIAL RESOLUTION:

"RESOLVED THAT subject to the approval of the Central Government, Financial Institutions and such other authorities, as may be necessary, sanction of the Company be and is hereby accorded in terms of Sections 198, 269, 309, 311 and other applicable provisions, if any, of the Companies Act, 1956 read with Schedule XIII to the Companies Act, 1956, for the re-appointment of Thiru M G Thirunavukkarasu, as the Finance Director of the Company, and for payment of remuneration/ minimum remuneration by way of Salary, Special Allowance/ Performance Award and other perquisites as described below:

I) Period:

From 1 July 2003 to 30 June 2006.

II) Remuneration:

1. Salary:

Rs.70,000/- per month.

2. Special Allowance/Performance Award, which shall be restricted to an amount equal to the annual Salary.

3. Perquisites:

Perquisites shall be allowed in addition to both Salary and Special Allowance/Performance Award. However, it shall be restricted to an amount equal to the annual Salary.

Perquisites are presently classified as follows:

i) Housing/House Rent Allowance:

The expenditure incurred by the Company will be subject to a ceiling of 60 per cent of the Salary.

ii) Gas, Electricity, Water and Furnishing:

The expenditure incurred by the Company on gas, electricity, water and furnishing shall be valued as per the Income-tax Rules, 1962.

iii) Medical Reimbursement:

Expenses incurred for the appointee and his family.

iv) Leave and Leave Travel Allowance:

Leave as per the rules of the Company including encashment of leave. Leave Travel Allowance once in a year in accordance with the rules of the Company.

v) Club Fees:

Fees of clubs subject to a maximum of two clubs.

vi) Insurance:

Insurance coverage to the appointee in accordance with the rules of the Company.

For the purpose of calculating the above ceiling, perquisites will be evaluated as per Income-tax Rules, wherever applicable. In the absence of any such rule, perquisites shall be evaluated at actuals.

However, the Board of Directors will have the liberty to refix individual ceilings under each of the above heads so as not to exceed the limit of annual Salary or to allow any other perquisite as may be permitted by the Government of India.

Other Payments and provisions which shall not be included in the computation of the ceiling on remuneration:

i) Contribution towards Provident Fund and Superannuation Fund:

Contribution towards Provident Fund will be subject to a ceiling of 12.5 per cent of the Salary. Contribution to pension/superannuation/annuity fund together with contribution to Provident Fund shall not exceed 27.5 per cent of the Salary. Contributions to Provident Fund and pension/superannuation/annuity fund to the extent of limit prescribed under Income-tax Act/Rules, 1962 or notification issued thereunder from time to time will not be included in the computation of the ceiling on perquisites to the extent these either singly

or put together are not taxable under the Income-tax Act/Rules/Notifications.

ii) Gratuity:

Gratuity payable shall not exceed one half month's Salary for each completed year of service.

iii) Leave Encashment:

Encashment of leave at the end of the tenure, as per the rules of the Company.

iv) Car:

Provision of Company's car for business and personal use.

v) Telephone:

Provision of telephone at residence.

4. Reimbursement of Expenses:

i) Entertainment Expenses:

Reimbursement of entertainment expenses actually and properly incurred for the business of the Company subject to a reasonable ceiling as may be fixed from time to time by the Board.

ii) Travelling Expenses:

Reimbursement of travelling expenses actually and properly incurred for the business of the Company subject to a reasonable ceiling as may be fixed from time to time by the Board.

5. Minimum Remuneration:

The remuneration aforesaid shall be the minimum remuneration payable to Thiru M G Thirunavukkarasu."

9. To consider and, if thought fit, to pass, with or without modification, the following resolution as a SPECIAL RESOLUTION:

"RESOLVED THAT pursuant to the condition stipulated by the Corporate Debt Restructuring Cell in its letter no.BY.CDR/659 dated 19 March 2003 requiring additional contribution to the Company's equity share capital, at par, by the promoters of the Company, and in accordance with the provisions of Section 81(1A) and other applicable provisions, if any, of the Companies Act, 1956 (including any amendment to or re-enactment thereof) and the Memorandum and Articles of Association of the Company and subject to such approvals, as may be necessary, from the Securities and Exchange Board of India, the Reserve Bank of India and other bodies/authorities, and subject to such conditions as may be prescribed by them while granting such approvals and subject to such terms, conditions and alterations which the Board of Directors of the Company (hereinafter referred to as the "Board", which term shall be deemed to include any Committee which the Board may have constituted or hereafter constitute to exercise its powers including the powers conferred by this resolution) may in its absolute discretion think fit in the interest of the Company, consent of the Company be and is hereby accorded to the Board to issue, offer and allot 2,00,00,000 equity shares of the face value of Rs.10/- each of the aggregate nominal value of Rs.20,00,00,000/- (Rupees twenty crores only), at par, in one or more private offerings, to investors [whether individuals and/or incorporated bodies in any combination thereof], (hereinafter referred to as the "Promoter-Individual(s)" or "Promoter-Company/ies") whether such Promoter-Individual(s) or Promoter-Company/ies is/are the holders of the equity shares of the Company or not, on such terms and conditions and in such tranche(s) as may be decided by the Board in its absolute discretion."

"RESOLVED FURTHER THAT the Board be and is hereby authorised to do all such acts, deeds, matters and things and execute such documents, instruments and writings as it may in its absolute discretion deem necessary or desirable for giving effect to the above resolution."

"RESOLVED FURTHER THAT the Board be and is hereby authorised to settle all issues that may arise in this regard, as it may in its absolute discretion deem fit, without being required to seek any further consent or approval of the Members of the Company in general meeting or otherwise, and that the Members of the Company shall be deemed to have given their approval thereto expressly by the authority of this resolution."

10. To consider and, if thought fit, to pass, with or without modification, the following resolution as a SPECIAL RESOLUTION:

"RESOLVED THAT subject to the provisions of the Companies Act, 1956, the Securities Contracts (Regulation) Act, 1956, the Securities and Exchange Board of India (Delisting of Securities) Guidelines, 2003 or any amendment thereof, and subject to such approvals, permissions and sanctions as may be necessary and subject to such conditions and modifications as may be prescribed by any authority, while granting such approvals, which may be agreed to by the Board of Directors, consent of the Company be and is hereby accorded to the Board of Directors (which term shall be deemed to include any Committee thereof for the time being exercising the powers conferred on the Board of Directors by this resolution) to delist the equity shares of the Company from the following Stock Exchanges, viz.:

1. The Stock Exchange, Ahmedabad;
2. Bangalore Stock Exchange Limited, Bangalore;
3. Cochin Stock Exchange Limited, Cochin;
4. The Calcutta Stock Exchange Association Limited, Kolkata;
5. The Delhi Stock Exchange Association Limited, New Delhi;
6. The Hyderabad Stock Exchange Limited, Hyderabad;
7. Madras Stock Exchange Limited, Chennai; and
8. The Stock Exchange, Mumbai."

(By Order of the Board)

For **SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LTD.**

Place : Chennai
Date : 29 July 2003

N RAMAKRISHNAN
Secretary

NOTES:

1. **A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND ON A POLL, TO VOTE INSTEAD OF HIMSELF AND THE PROXY NEED NOT BE A MEMBER OF THE COMPANY. THE INSTRUMENT APPOINTING THE PROXY TO BE VALID SHALL BE DEPOSITED AT THE REGISTERED/PRINCIPAL OFFICE OF THE COMPANY NOT LATER THAN FORTY-EIGHT HOURS BEFORE THE TIME FIXED FOR HOLDING THE MEETING.**
2. Explanatory Statement of material facts pursuant to Section 173(2) of the Companies Act, 1956, read with Article 76 of the Articles of Association for Item Nos. 6 to 10 of the Notice, is annexed hereto.
3. The Register of Members and the Share Transfer Register of the Company will remain closed from Wednesday, 10 September 2003 to Monday, 22 September 2003 (both days inclusive).
4. Members/Proxies should bring the Attendance Slip duly filled in for attending the Meeting. For shares held in dematerialised form, the DP ID and Client ID numbers should be indicated in the Attendance Slip.
5. For shares held in physical form, any change in address/other details may be intimated immediately to the **Registrars and Transfer Agents viz., Cameo Corporate Services Limited, "Subramanian Building", 1 Club House Road, Chennai - 600 002** by quoting the Folio Number(s). For shares held in demat form, change in address/other details may be intimated directly to the Members' Depository Participant.
6. As required under the provisions of Section 205A of the Companies Act, 1956, the Company has transferred unclaimed dividends up to 1993-94 to the General Revenue Account of the Central Government and in respect of the unclaimed dividend for 1994-95 to the Investor Education and Protection Fund constituted by the Central Government. In respect of the amounts remaining in the Unpaid Dividend Accounts for 1995-96 and thereafter, the Company would transfer, at the expiry of seven years, to the aforesaid Fund. Upon such transfer, a Member shall have no claim against the Fund or the Company regarding his unpaid dividend. Members may therefore promptly lodge their claims for unpaid dividend, if any, in respect of the years 1995-96 to 2000-01 with the Registrars and Transfer Agents.
7. The Company's Equity Shares are presently listed at the Ahmedabad, Bangalore, Calcutta, Cochin, Delhi, Hyderabad, Madras, Mumbai (BSE) & National (NSE) Stock Exchanges and annual listing fees has been paid to the said Exchanges in time.
8. MEMBERS HOLDING SHARES IN PHYSICAL FORM ARE ENCOURAGED TO NOMINATE A PERSON TO WHOM THEIR SHAREHOLDING IN THE COMPANY SHALL VEST IN THE EVENT OF DEATH. Nomination forms will be sent to the Members on request by the Registrars and Transfer Agents.

Inspection of documents

All material documents relating to the aforesaid items of the Agenda of the Notice are available for inspection by the Members at the Principal Office of the Company on any working day between 11.00 A.M. and 1.00 P.M. prior to the date of the Meeting.

Annexure to Notice

EXPLANATORY STATEMENT

PURSUANT TO SECTION 173(2) OF THE COMPANIES ACT, 1956, READ WITH ARTICLE 76 OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

The following Explanatory Statement sets out the material facts referred to in Item Nos. 6 to 10 of the Notice convening the 33rd Annual General Meeting:

Item No. 6

Thiru Jawahar Vadivelu was appointed as an Additional Director by the Board of Directors of the Company at its Meeting held on 30 April 2003.

As per the provisions of Section 260 of the Companies Act, 1956, read with Article 106 of the Articles of Association of the Company, Thiru Jawahar Vadivelu will hold Office only up to the date of this Annual General Meeting. Notice proposing his candidature for appointment as Director under Section 257 of the Companies Act, 1956 together with the requisite deposit has been received from a Member.

A brief resume of Thiru Jawahar Vadivelu and details of his directorships are furnished in the Corporate Governance Report.

The Board commends the election of Thiru Jawahar Vadivelu as a Director for the approval of the Members.

Memorandum of Interest

Except Thiruvalargal Jawahar Vadivelu, Dr. A C Muthiah and Ashwin C Muthiah, none of the Directors of the Company is interested in this resolution.

Item No.7 & 8

The Board of Directors of the Company, at its Meeting held on 26 June 2003, re-appointed:

i) Dr. A C Muthiah as the Chairman (Managing Director) for a period of three years with effect from 1 October 2003 to 30 September 2006, and

ii) Thiru M G Thirunavukkarasu as the Finance Director for a period of three years with effect from 1 July 2003 to 30 June 2006.

The terms of the appointment of the aforesaid Directors were considered and approved by the Remuneration Committee of the Board of Directors at its Meeting held on 26 June 2003, as per details furnished in the relevant resolutions.

In terms of Articles 100(b) and 157 of the Articles of Association of the Company, Members' approval by way of a Special Resolution for

the appointment and payment of remuneration to the Directors is required.

In the aforesaid connection, as required under Part II, Section II of Schedule XIII to the Companies Act, 1956, the following information is furnished:

I. GENERAL INFORMATION:

(1) NATURE OF INDUSTRY:

The Company is primarily engaged in the manufacture/import and sale of Nitrogenous and Phosphatic fertilizers. It also has diversified business interests in engineering, biotech and pharmaceuticals.

(2) DATE OR EXPECTED DATE OF COMMENCEMENT OF COMMERCIAL PRODUCTION:

The commercial production of Urea, the main product of the Company, commenced on 22 June 1975.

(3) FINANCIAL PERFORMANCE:

The following are the results of the Company during last five years, at a glance:

(Rs. in Thousands)

Financial Parameters	Year				
	1998-99	1999-00	2000-01	2001-02	2002-03
Turnover	2456,28,77	2711,77,93	2293,49,40	1721,98,40	1654,56,83
Net Profit/(Loss) (as computed under Section 198/349)	35,33,12	51,02,80	(55,97,79)	(239,47,53)	(613,26,21)
Net Profit (as per Profit & Loss account)	50,83,56	28,37,26	15,87,34	(215,50,80)	(375,68,97)
Amount of Dividend paid (Equity)	22,01,19	10,56,57	8,80,48	Nil	Nil
Rate of Dividend declared in % (Equity)	25.00	12.00	10.00	Nil	Nil

(4) EXPORT PERFORMANCE, NET FOREIGN EXCHANGE EARNINGS AND COLLABORATIONS:

(i) EXPORT PERFORMANCE AND NET FOREIGN EXCHANGE EARNED:

During the financial year 2002-03, the Company's foreign exchange earnings on account of exports on FOB basis is Rs.20080.61 lakhs. The expenditure of foreign currency, including CIF value of imports, is Rs.30687.97 lakhs. Fertiliser industry is import-intensive requiring regular imports of inputs like sulphur and rock phosphate since feed-stocks are not available in the Country.

(ii) FOREIGN INVESTMENTS OR COLLABORATORS, IF ANY:

The Company has promoted/invested in:

a) Indo-Jordan Chemicals Company Limited (IJC), a joint venture with the Jordan Phosphate Mines Company Limited, Jordan, for the manufacture of Phosphoric Acid needed for manufacturing phosphatic fertiliser at Tuticorin. IJC was commissioned in 1997.

b) SPIC Fertilizers and Chemicals FZE, as a joint venture with Emirates Trading Agency, Dubai, under implementation at the Jebel Ali Free Zone, Dubai, for the manufacture of 4,00,000 tonnes of Urea per annum.

II. INFORMATION ABOUT THE APPOINTEES:

(1) BACKGROUND DETAILS, RECOGNITION/AWARDS

Dr. A C Muthiah

Dr. A C Muthiah is a doyen among industrialists in South India and is well recognised in Management circles in India and abroad. He holds a B.E. Degree from the University of Madras and also did his Management studies at the University of Detroit, U.S.A. He was trained in Personnel Management and Management Control with Excello in Detroit, U.S.A. He is associated with leading industries, both in India and abroad, as a Director on the Board.

Dr. A C Muthiah is the President of the Federation of Indian Chamber of Commerce & Industry (FICCI) and a Member of the Advisory Council on Trade and Industry to the Hon'ble Prime Minister of India. He is a member of the Fertiliser Industry Co-ordination Committee (FICC), Government of India and also of the International Chamber of Commerce (ICC), Paris. He was the President of the Indian Council of Arbitration (ICA). He was the President of the Southern India Chamber of Commerce & Industry (SICCI) for 8 years (1979 to 1987).

Dr. A C Muthiah's association with the Company spans over three decades. Along with his illustrious father, Dr. M A Chidambaram, Dr. A C Muthiah, as a Founder-Director, has been associated with the Company from its blue-print stage. He was part of the team, which was instrumental in the execution and commissioning of SPIC's Fertiliser Plant, in 1975, which was the first wholly non-turnkey joint venture of its kind in India. On commissioning, its Ammonia Plant (capacity: 3,52,000 tpa) was the largest Naphtha-based single-stream plant in Asia and the Urea Plant (capacity: 5,12,000 tpa) was the largest in the world.

Since incorporation of the Company, in 1969, and until 1983, he was holding charge as the Executive Vice-President in charge of the personnel and administration function at SPIC. In October 1983, he was elevated as the Vice-Chairman and President (Managing

Director) of SPIC, in charge of the management of the business of the Company subject to the supervision, control and directives of the Board of Directors of the Company. He has guided the Company through its expansion/modernisation programmes. During the tenure of Dr. A C Muthiah, the Company has made rapid strides not only as a major fertiliser manufacturer but in other ventures like agri-business, petrochemicals/chemicals, pharmaceuticals, bio-technology and services.

Dr. A C Muthiah has been largely instrumental in the moves of SPIC to set up off-shore fertilizer/fertilizer intermediate production facilities in Jebel Ali, Dubai, and Jordan, to provide enormous leverage and addition to the competitive edge of SPIC.

Dr. A C Muthiah is presently the Chairman (Managing Director) of the Company, to which position he was appointed in February 2000.

Anna University, which is one of the oldest and internationally renowned engineering universities in the Country conferred on him an Honorary Doctorate Degree in Science in February 1992.

The award, 'Knighthood' was bestowed on Dr. A C Muthiah by His Royal Highness Crown Prince Phillipe of Belgium, on behalf of the King of Belgium, in recognition of his outstanding services as Consul of Belgium.

The award, 'Sath Seva Rathna' was conferred on Dr. A C Muthiah by His Holiness Sri Jayendra Saraswathi Swamigal of Sri Kanchi Kamakoti Mutt.

Thiru M G Thirunavukkarasu

Thiru M G Thirunavukkarasu holds a Degree in Commerce (B.Com) and Associate Membership of the Institute of Chartered Accountants of India, the Institute of Cost & Works Accountants of India and the Institute of Company Secretaries of India.

Thiru M G Thirunavukkarasu has vast experience in corporate finance and accounting disciplines of over three decades.

As Vice-President (Finance) of the Company till June 1998 and as its Finance Director from July 1998 till date, Thiru M G Thirunavukkarasu is in charge of the entire finance function of the Company.

(2) PAST REMUNERATION

Past remuneration details of the Appointees for the previous three financial years viz., from 2000-01 to 2002-03, drawn from the Company, are as under:

Dr. A C Muthiah:

Salary (Rs.)	Perquisites (Rs.)	Special Allowance (Rs.)	Others (Specify) Contribution to provident and other funds (Rs.)	Total (Rs.)	% of net profits	Date from which paid
15,00,000	14,11,771	–	4,75,000	33,86,771	Nil	1.4.2000 to 31.3.2001
15,00,000	12,98,340	–	4,75,000	32,73,340	Nil	1.4.2001 to 31.3.2002
15,00,000	13,66,366	45,00,000(*)	4,75,000	78,41,366	Nil	1.4.2002 to 31.3.2003

(*) Includes payment of Special Allowance relating to financial years 2000-01 (Rs.15,00,000) and 2001-02 (Rs.15,00,000) made during financial year 2002-03 on receipt of approval of the Central Government.

Thiru M G Thirunavukkarasu:

Salary (Rs.)	Perquisites (Rs.)	Special Allowance (Rs.)	Others (Specify) Contribution to provident and other funds (Rs.)	Total (Rs.)	% of net profits	Date from which paid
6,00,000	4,95,739	–	1,90,000	12,85,739	Nil	1.4.2000 to 31.3.2001
6,00,000	5,37,063	12,00,000(*)	1,90,000	25,27,063	Nil	1.4.2001 to 31.3.2002
6,00,000	5,33,373	6,00,000	1,90,000	19,23,373	Nil	1.4.2002 to 31.3.2003

(*) Includes payment of Special Allowance relating to financial year 2000-01 (Rs.6,00,000) made during financial year 2001-02.

(3) JOB PROFILE AND SUITABILITY

Dr. A C Muthiah

Under the leadership of Dr. A C Muthiah, the Company has made rapid strides not only as a fertiliser manufacturer but in other ventures like agri-business, petrochemicals/chemicals, pharmaceuticals, bio-technology and services.

Dr. Muthiah has been largely instrumental in the moves of SPIC to consolidate itself as a fertiliser-major in India and it is to his vision that SPIC in a decontrolled scenario, set up off-shore fertilizer/fertilizer intermediate production facilities in Jordan and Jebel Ali, Dubai, to sharpen the competitive edge of SPIC.

The continued leadership and strategic contribution of Dr. Muthiah is essential for the sustained growth and development of the Company in the years ahead.

Thiru M G Thirunavukkarasu

Thiru M G Thirunavukkarasu is in charge of the entire finance function of the Company.

By virtue of his qualifications and rich experience in corporate accounting and finance spanning over three decades in the corporate sector, Thiru Thirunavukkarasu has the requisite experience and expertise for the job.

Thiru Thirunavukkarasu is playing a vital role in the strategisation and implementation of the turnaround programme of the Company and in its debt restructuring measures.

(4) REMUNERATION PROPOSED

The remuneration proposed to be paid to Dr. A C Muthiah and Thiru M G Thirunavukkarasu, as approved by the Remuneration Committee and the Board of Directors at their Meeting held on 26 June 2003, would be as under:

Name	Salary	Special Allowance/Performance Award	Perquisites
Dr. A C Muthiah	Rs.2,00,000/- per month	Special Allowance of Rs.2,00,000/- per month	Shall be allowed in addition to both Salary and Special Allowance, restricted to an amount equal to the annual Salary.
Thiru M G Thirunavukkarasu	Rs.70,000/- per month	Special Allowance/Performance Award restricted to an amount equal to the annual Salary.	Shall be allowed in addition to both Salary and Special Allowance/Performance Award, restricted to an amount equal to the annual Salary.

The remuneration aforesaid shall be the minimum remuneration payable to the aforesaid Appointees.

(5) COMPARATIVE REMUNERATION PROFILE WITH RESPECT TO INDUSTRY, SIZE OF THE COMPANY, PROFILE OF THE POSITION AND PERSON

The prevalent levels of remuneration in manufacturing industries, in general and the fertilizer industry, in particular, are higher. Taking into account the turnover of the Company, Dr. A C Muthiah's invaluable contribution to the Company, his role in placing the Company in a pre-eminent position on the industrial map of India, his strategic role in turning around the Company from its present difficult position and, Thiru M G Thirunavukkarasu's academic background, qualifications, rich experience, his invaluable contribution to the Company, the increasingly key role he will have to play in the turnaround, besides the present remuneration of the appointees and comparable remuneration levels in the Country, the proposed remuneration to each of the appointees is reasonable, in line with remuneration levels in the industry across the Country and befits their position.

(6) PECUNIARY RELATIONSHIP, DIRECTLY OR INDIRECTLY, WITH THE COMPANY/RELATIONSHIP WITH THE MANAGERIAL PERSONNEL, IF ANY.

Dr. A C Muthiah and Thiru M G Thirunavukkarasu have no pecuniary relationship, directly or indirectly, with the Company, or relationship with any of the managerial personnel of the Company, except to the extent of their respective shareholding in the Company's equity share capital.

III. OTHER INFORMATION:

(1) REASONS FOR LOSS/INADEQUACY OF PROFIT, IF ANY:

In the financial year 2002-03, the Company has made a net loss of Rs.375.69 crores.

The reasons for the loss are mainly the following:

(a) The ammonia and urea plants could not achieve the targeted production due to:

(i) plant shut down owing to water shortage during August 2002;

(ii) shortage of inputs like naphtha and fuel oil caused by suspension of supply by Indian Oil Corporation during March 2003 due to liquidity constraints on account of non-receipt of subsidy from the Government of India;

(iii) Government of India in its plan to contain fertilizer subsidy imposed severe liquidity strain on an already beleaguered working capital position by effecting recovery of subsidy on an ad hoc basis. This also led to delay in opening of Letters of Credit for raw material and finished products;

(iv) fire in the Hydrofining Section of the Ammonia Plant caused by a leak in the Naphtha pipeline;

(b) Di-Ammonium Phosphate (DAP) plants could not achieve the targets due to constraint of funds and stiffening of terms imposed by key raw material suppliers;

(c) The interest charged to SPIC Petrochemicals Limited, a promoted venture of the Company, whose project has been stalled since 1997, following an order of the Madras High Court, on the advance against equity, from the period, 1 April 2000 to 31 March 2002, amounting to Rs.105.73 crores has been written off during the financial year 2002-03. No interest has also been capitalised for the year 2002-03;

(d) No interest has been accrued on the inter-corporate deposits placed with SPIC Petrochemicals Limited for the financial year 2002-03; and

(e) Interest and exchange fluctuation incurred up to 31 March 2000 on the Floating Rate Notes aggregating Rs.116.28 crores (net of exchange gain during the financial year 2002-03) on part of the loan which was carried forward in capital work-in-progress as of 31 March 2002 has since been completely written off during the financial year 2002-03.

(2) STEPS TAKEN TO IMPROVE THE PERFORMANCE OF THE COMPANY:

The Company has been endeavouring its best to revise its business strategy and restructure the same in view of the process of liberalisation and globalisation policies of the Government of India. Accordingly, the Company has adopted a multi-point strategy.

Firstly, after an overview of the operations of the Company, the Company has identified its Fertiliser business as the core area of operations and as a major strategy, decided to hive off/ dispose its businesses in other unrelated areas as separate ventures or as joint ventures.

In line with the aforesaid decision, the Company started by hiving off the LPG Division (as a joint venture with Caltex Oil Corporation, USA), and Engineering and Services Division (as a joint venture with Technip, Italy).

During the financial year 2000-01, the Company disposed of its stake in SPIC PHI Seeds Ltd., in favour of the overseas joint venture partner and also hived off the Heavy Chemicals Division. The Company is in the process of identifying suitable partners/ business options for hiving off the Pharmaceutical and Biotechnology operations.

To quicken the overhaul of the Company's business and to focus on the core business, a Management Committee of the Board of Directors was formed in July 2001. This Committee assists the Board of Directors to perform its duties effectively by closer and more detailed examination of several areas of operations of the Company in a Management Supervisory Role and by reviewing and analysing authority in all spheres of activities like finance, marketing, technical, personnel, etc. This step is yielding early results in quick identification of the thrust areas as well as the weak links of the Company's operations, which require further strengthening.

In the area of market development, the Company has intensified its efforts at introducing specific crop/product oriented approach in addition to continuous farmer services development programmes through its Rural Development Centers.

Secondly, towards more prudent financial management, which would enable the Company to improve its liquidity and achieve reduction in interest cost, the Company has taken vital measures, some of the major ones being (a) restructuring of the Floating Rate Notes of US$ 120 Million with the twin advantage of reduction in interest rate of 1 per cent and elongated maturity and (b) prepayment of IDBI's loan relating to the erstwhile Heavy Chemicals Division of the Company.

In the same direction, the Company is availing the Corporate Debt Restructuring (CDR) mechanism of the financial institutions. Following the announcement of the Hon'ble Finance Minister in the Union Budget 2002-03, to review the Corporate Debt Restructuring Mechanism, a high level Group under the Chairmanship of Shri Vepa Kamesam, Deputy Governor, Reserve Bank of India, was constituted. It is based on the recommendations made by the said Group, and in consultation with the Government of India, that the present system of CDR was evolved.

In the aforesaid backdrop, and as per the mechanism initiated by the Reserve Bank of India for facilitating a timely and transparent system for restructuring corporate debts of viable corporate entities affected by internal and external factors, the Company's lending financial institutions and banks have restructured the Company's debt.

The Company's debt restructuring proposal was approved by the CDR Cell in March 2003 with the consent of over 85 per cent of the lending financial institutions and banks.

The highlights of the package approved by the CDR Cell are:

Restructure of the loans with varying interest rates (4%-11% p.a.) and repayment tenors (5-12 years) including moratorium of 2-3 years and interest funding for two years beginning from the cut-off date 1 April 2002.

The cash credit facility from the working capital consortium to carry an interest rate of 6 per cent for the two years 2002-03 & 2003-04 and 11 per cent per annum thereafter.

Implementation of CDR package would bestow the Company the benefit of reduction in interest cost and suitable reschedulement of loans, thereby improving the financial health of the Company.

Further, the Company has already embarked upon cost cutting measures such as outsourcing of logistics relating to distribution of fertilizers and right sourcing of all resources.

In addition, steps to leverage the brand image of '**SPIC**' as well as the strong distribution network intensively, are being worked in consultation with reputed International Business Consultants.

The aforesaid measures are expected to result in improvement in the performance and profitability of the Company in the near future.

(3) EXPECTED INCREASE IN PRODUCTIVITY AND PROFITS IN MEASURABLE TERMS:

The savings expected on account of implementation of various energy conservation proposals, improvements in operation and optimisation of captive power generation, captive Phosphoric acid with mix of 50% low grade rock Phosphate, Phosphoric acid purchases with additional discount and extended credit terms, outsourcing of logistic services, tighter control measures on overhead expenses with focus on rentals, travel, communication and power charges, would be of the tune of around Rs.30 crores.

The five areas viz., debt restructuring, plant operations, cost control, marketing and divestment as identified by the Management are expected to substantially increase the productivity and profits of the Company.

The Board commends the aforesaid Special Resolutions for the approval of the Members.

Memorandum of Interest

In respect of the appointment of Dr. A C Muthiah and the remuneration payable to him, as detailed under resolution no.7 above, apart from Dr. A C Muthiah, Thiruvalargal Ashwin C Muthiah and Jawahar Vadivelu, who are related to Dr. A C Muthiah, are also deemed to be interested. Thiru M G Thirunavukkarasu is interested in resolution no.8 to the extent of his appointment and remuneration. None of the other Directors of the Company is interested in the aforesaid resolutions.

Item No. 9

In the Directors' Report forming part of the 32nd Annual Report, the Members were informed that the Company was in the process of restructuring its long-term debt.

The Company's long-term debt has been restructured under the Corporate Debt Restructuring (CDR) Mechanism, instituted by the Reserve Bank of India. The CDR Cell vide its letter no.BY.CDR/659 dated 19 March 2003 has conveyed the approval of the CDR Empowered Group comprising of the Financial Institutions/Banks for the Company's restructuring programme.

One of the terms and conditions stipulated in connection with the restructuring of the long-term debts of the Company, is that the promoters of the Company should make an additional contribution to its equity share capital to the extent of Rs.20 crores, at par. The Board proposes to allot the Promoter Individual(s) or Promoter Company/ies, as the case may be, equity shares of the aggregate value of Rs.20 crores, in one or more tranches, as set out in the resolution under the Notice.

Such issue/allotment of equity shares on preferential allotment to the Promoter Individual(s) or Promoter Company/ies would be subject to approval by the Securities Exchange Board of India, the Reserve Bank of India and/or such other authorities as may be required.

In terms of the proposed resolution, as the Board is to be empowered to issue/allot equity shares on private placement basis to investors whether holders of equity shares of the Company or not, consent of the Members at General Meeting would therefore be necessary, pursuant to Section 81(1A) of the Companies Act, 1956.

The Board commends the resolution for the approval of the Members.

Memorandum of Interest

None of the Directors of the Company is interested in this resolution except to the extent of their shareholding/Directorship in the Company to whom the shares may be allotted as per the CDR requirement.

Item No. 10

The equity shares of the Company are listed on the following Stock Exchanges:

1. The Stock Exchange, Ahmedabad;
2. Bangalore Stock Exchange Limited, Bangalore;
3. Cochin Stock Exchange Limited, Cochin;
4. The Calcutta Stock Exchange Association Limited, Kolkata;
5. The Delhi Stock Exchange Association Limited, New Delhi;
6. The Hyderabad Stock Exchange Limited, Hyderabad;
7. Madras Stock Exchange Limited, Chennai;
8. The Stock Exchange, Mumbai; and
9. National Stock Exchange of India Limited, Mumbai.

The nationally networked National Stock Exchange of India Limited, Mumbai (NSE) and The Stock Exchange, Mumbai (BSE), have provided the investor populace in the Country, in general and the Members of the Company, in particular, with access to screen-based, online trading/dealings in the Company's equity shares across the Country. With the formation of the two depositories *viz.*, National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL), and with the Securities and Exchange Board of India (SEBI) notifying most of the listed securities to be compulsorily traded/settled in the dematerialised/electronic form, the en masse shift of operations by the investors to the automated exchanges has gained further acceleration. This has resulted in nil or extremely low volumes across all the remaining Stock Exchanges including the Regional Stock Exchange of the Company *viz.*, Madras Stock Exchange Limited, Chennai.

The Board of Directors is of the view that considering the aforesaid development, and for saving costs as well for administrative convenience, it would be adequate to continue listing of the Company's equity shares only on the National Stock Exchange of India Limited, (NSE). This proposal will not in any manner adversely affect investors, including the Members of the Company, located in various regions where the said Stock Exchanges are situated.

Accordingly, Members' approval is sought by a Special Resolution in accordance with the Securities & Exchange Board of India (Delisting of Securities) Guidelines, 2003, to enable voluntary delisting of Company's equity shares from the following Stock Exchanges viz., (1) The Stock Exchange, Ahmedabad, (2) Bangalore Stock Exchange Limited, Bangalore, (3) Cochin Stock Exchange Limited, Cochin, (4) The Calcutta Stock Exchange Association Limited, Kolkata,

(5) The Delhi Stock Exchange Association Limited, New Delhi, (6) The Hyderabad Stock Exchange Limited, Hyderabad, (7) Madras Stock Exchange Limited, Chennai, and (8) The Stock Exchange, Mumbai.

In view of the continued listing of the Company's equity shares at the National Stock Exchange of India Limited, Mumbai, the Company is not required to provide any exit option to those shareholders of the regions where the aforesaid Stock Exchanges, from which the Company proposes to delist its equity shares, are situated.

Memorandum of Interest

None of the Directors of the Company is interested in this resolution.

(By Order of the Board)

For **SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LTD.**

Place : Chennai
Date : 29 July 2003

N RAMAKRISHNAN
Secretary

NOTICE

NOTICE is hereby given that the Company has received a Special Notice from a Member signifying his intention to move in respect of item No.5 of the Notice of the 33rd Annual General Meeting in regard to appointment of Auditors, the following resolution as an Ordinary Resolution for approval of the Members at the 33rd Annual General Meeting of the Company convened to be held at 3.00 P.M. on Monday, 22 September 2003 at Rajah Annamalai Hall, Chennai 600 108:

"RESOLVED THAT M/s.Fraser & Ross, Chartered Accountants, be and are hereby appointed Auditors of the Company in place of the retiring Auditors, M/s. A F Ferguson & Co., Chartered Accountants, to hold Office until the conclusion of the next Annual General Meeting of the Company at a remuneration of Rs.18 lacs (Rupees Eighteen lacs only) plus service tax as applicable, and reimbursement of out-of-pocket expenses incurred."

For SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LTD.

Place : Chennai
Date : 23 August 2003

N RAMAKRISHNAN
Secretary

Note : The Company has received a Special Notice pursuant to Section 190 of the Companies Act, 1956 from a Member proposing the appointment of M/s.Fraser & Ross, Chartered Accountants, as Auditors of the Company in place of M/s. A F Ferguson & Co., the retiring Auditors, under Section 225(1) of the Companies Act, 1956. The retiring Auditors are not seeking re-appointment at the ensuing 33rd Annual General Meeting. The proposed remuneration of Rs.18 lacs is the same as was paid to M/s. A F Ferguson & Co., for the previous financial year i.e. 2002-03.

DIRECTORS' REPORT

The Directors of your Company present their 33rd Annual Report, together with the audited statement of accounts for the year ended 31 March 2003.

OPERATING RESULTS

(Rupees in crores)

	2002-2003	2001-2002
Sales & services	**1632.49**	1700.64
Other Income	**22.08**	21.34
Turnover	**1654.57**	1721.98
Manufacturing & Other Costs	**1586.88**	1660.98
Loss on sale of investments	**--**	29.77
Cost of Sales	**1586.88**	1690.75
Operating Profit	**67.69**	31.23
Interest	**178.03**	202.36
Interest on advance against equity to SPIC Petro	**105.73**	
Interest and exchange fluctuation on FRN	**116.28**	
Depreciation	**43.34**	44.38
Profit/(Loss) before tax	**(375.69)**	(215.51)
Provision for tax	**--**	--
Profit/(Loss) after tax	**(375.69)**	(215.51)

DIVIDEND

Keeping in view the current year's performance, it has not been possible for your Directors to recommend dividend on the preference and equity share capital for the financial year 2002-03.

AGRO INPUTS

This segment comprises the Fertiliser Division and the Company's investments in Tuticorin Alkali Chemicals and Fertilisers Limited, Indo-Jordan Chemicals Company Limited and SPIC Fertilizers and Chemicals FZE,Dubai.

FERTILISER DIVISION

Urea Production was 5.69 lac tonnes as against the previous year's production of 6.00 lac tonnes owing to stoppage of plant mainly caused by water shortage and equipment failure. DAP production was 2.88 lac tonnes as against the previous year's production of 3.02 lac tonnes because of limitations in sourcing the raw materials in the context of the credit squeeze and LC restrictions.

Record production in a day was achieved during the year in the Sulphuric Acid and Aluminium Fluoride plants; record annual production was also achieved in Aluminium Fluoride plant.

The year 2002 was a drought year, after a continuous spell of 14 good monsoons since 1987. The rainfall received during the year, as a whole, was 20 per cent below normal. 30 per cent area of the country, mostly in the south, experienced severe drought. Unfavourable weather conditions have led to significant reduction in areas sown under various crops in both Kharif and Rabi seasons. As a result, production of food grains declined from 212 million tonnes in 2001-02 to 184 million tonnes in 2002-03. The resilience exhibited by the Indian farming community in adapting to the drought situation is noteworthy. In 1987, the last drought year, food grain production was 140 million tonnes. This shows how Indian farmers could absorb modern farm practices and improve their operational efficiency and achieve higher productivity.

On an all-India basis, sales of Urea declined from 19.75 million tonnes in 2001-02 to 18.63 million tonnes in 2002-03. Sales of DAP declined sharply from the previous year's level of 6.16 million tonnes to 5.43 million tonnes. MOP sales dropped from 1.98 million tonnes in 2001-02 to 1.86 million tonnes in 2002-03. In the south, consumption of Urea declined from 3.6 million tonnes to 3.2 million tonnes and DAP from 1.2 million tonnes to 0.8 million tonnes. MOP sales also had a similar drop from 0.91 million tonnes to 0.82 million tonnes.

Despite adverse agricultural condition, however, SPIC's market share in the south was higher by 4 per cent (from 16 per cent to 20 per cent) in Urea and 5 per cent in DAP (from 25 per cent to 30 per cent). Sales of Urea increased to 6.43 lac tonnes as compared to 5.77 lac tonnes in 2001-02, There was, however, a drop in the sale of Phosphatic fertilisers from 3.93 lac tonnes in 2001-02 to 3.42 lac tonnes in the year.

SPIC achieved an annual sale of over 1 million tonnes of fertilisers (Urea+DAP+20:20+MOP) for the 23rd year in succession. Market collection was equivalent to 97 per cent of sales realisation, despite the severe drought situation during the current year. Sales of 4.89 lac tonnes of Gypsum was the highest so far with the previous best figure of 3.15 lac tonnes in 2001-02: Aluminium Fluoride exports to Japan and Dubai continued during the year.

In the marketing area, dedicated, dynamic and motivated dealers form a crucial link as channel partners for the industry characterised by large volumes of operations. Factoring their role in the emerging competitive scenario, focussed measures were implemented for sustaining energetic and value-driven dealers through innovative and effective forums/programmes.

On customer service, intensified approach on farmer focus was maintained through a number of Farmer Services Programmes. As a commitment to the overall development of farming community, health campaigns were also intensified during the year.

Government Fertiliser Policy

During the year 2002-03, Government announced its policy for the 7th pricing period (for 1 July 1997 to 31 March 2000) and the 8th pricing period (for 1 April 2000 to 31 March 2003). Until this announcement, pending finalisation of the seventh and eighth period pricing policy, manufacturers were being reimbursed on the basis of the VI-A pricing period policy. Thus, the announcement of the new norms is applicable with retrospective effect, i.e., from 1 July 1997.

With removal of vintage allowance, the new pricing policy had significantly affected the industry and, more particularly, the older units. Further, due to steep and retrospective reduction in the retention prices, several urea units had to repay large amounts of subsidies to Government which led to severe liquidity problems for them.

A new pricing policy for urea manufacturing units has been formulated by the Government and has come into effect from 1 April 2003. Under this policy, existing units are grouped into six categories based on vintage and feedstock to assess the group-based concession under the new scheme. Your Company is hereby placed under the Pre-92 Naphtha Group. The policy would be implemented in three stages as follows:

Stage I 1 April 2003 to 31 March 2004
Stage II 1 April 2004 to 31 March 2006
Stage III 1 April 2006 onwards

During stage I, Government proposes to calculate the weighted average retention price (RP) for each of the groups. If the retention price of any single unit is more or less than the weighted average RP by 20 per cent, it would be called as "Outliers". Final weighted average group retention price, after excluding the outliers, will be computed. Units would be paid the group price or the unit-wise RP whichever is lower. The group concession rate on 1 April 2003 would be computed on the input prices of the units on 31 March 2003 as applicable. During stage II, the concession rates would be adjusted for capital-related charges. Further, the group energy norms would be enforced on efficiency consideration.

During Stage-I, the allocation of urea under the Essential Commodities Act, 1955 (ECA) will be restricted up to 75 per cent and 50 per cent of installed capacity (as re-assessed) in respect of each unit in Kharif 2003 and Rabi 2003-04, respectively. During Stage-II, Urea distribution will be totally decontrolled after evaluating performance in Stage-I and with the concurrence of the Ministry of Agriculture.

The modalities of Stage-III would be directed by the Department of Fertilizers (DoF) after review of the implementation of Stage-I and Stage-II.

The Tariff Commission reports on phosphatics are under active consideration of the Government of India.

Awards received

During the year, SPIC received several awards in recognition of its achievements, as indicated below:

1. Environment Protection Award in NP/NPK fertiliser plant category for the year 2001-02 from the Fertiliser Association of India.
2. For the 23rd consecutive year, the Company has received the National Safety Award for the year 2001 from the British Safety Council, U.K, for Best Safety Performance.
3. Social Responsibility Award for the year 2001 from the Indian Chemical Manufacturers Association (ICMA).
4. Corrosion Awareness Promotion Award for the year 2001-02 for the R & D Lab, Tuticorin, from the Corrosion Society of India.

TUTICORIN ALKALI CHEMICALS AND FERTILISERS LIMITED (TAC)

TAC achieved a production of 92,448 MT (88,176MT) of Soda Ash and 85,173 MT (82,156 MT) of Ammonium Chloride during the financial year ended 30 September 2002. TAC also produced 59,120 litres (2,97,760 litres) of liquid pesticides and 4,900 litres (6,600 litres) of Biocides during the year.

TAC's performance for the year ended 30 September 2002 was affected by the stoppage of production for 53 days mainly because of non-availability of water and carbon di-oxide. Owing to the difficult market conditions, off-take of both Ammonium Chloride and Soda Ash had been sluggish and margins were squeezed. The company is pursuing cost cutting and rationalization measures to improve its performance. The safety record of the plant continued to be good. The Tuticorin plant has for the ninth time crossed 2 million accident-free man-hours. TAC has received certificate of merit (2001-02) from the Indian Chemical Manufacturers' Association for obtaining ISO 9002 accreditation and ISO 14001 accreditation.

The Indian soda ash industry is facing fierce price competition resulting from excess capacity creation and onslaught of cheaper imports and supply of natural soda ash from the American Natural Soda Ash Corporation (ANSAC).

INDO-JORDAN CHEMICALS COMPANY LIMITED, JORDAN (IJC)

IJC achieved a record annual production of 250,422 MT of P_2O_5 for the year 2002 surpassing the previous best of 237,874 MT in 1998 and reached a capacity utilisation of 112 per cent with an onstream efficiency of 126 per cent. In spite of adverse market conditions, IJC achieved a record sales of 246,346 MT of phosphoric acid surpassing the previous best of 236,015 MT in 1999. By implementing many cost saving measures and bringing up the production level to a quarter million tonnes, IJC achieved a net profit of USD 10.297 million as against USD 1.282 million in 2001.

The international market conditions for phosphoric acid continue to be difficult for the year 2003. The recent Iraq war and steep increase in the international price of sulphur, which is a key raw material for manufacture of phosphoric acid, have pushed up the cost of inputs. IJC is making efforts to overcome these problems.

SPIC FERTILIZERS AND CHEMICALS FZE, DUBAI (SFC)

A high level delegation led by Chairman, SPIC, had a series of meetings with top ranking officials of the Governments of Dubai and Abu Dhabi, in an effort to speed up the execution of the detailed Gas Sales and Purchase Agreement (GSPA) for the project. It is understood that the Govt. of Dubai is currently negotiating the detailed terms and conditions for the long-term supply of additional quantity of gas to Dubai. It is expected that the arrangement would be firmed up by the end of 2003. The Govt. of Dubai has promised to restart the negotiations with SFC and conclude the Gas Agreement immediately thereafter.

The Govt. of Dubai has also reiterated its earlier commitment of assigning top priority to 'SFC PROJECT' in the allocation of gas and assured speedy execution of the Gas Agreement. Thus, the financial closure of the project is expected by early 2004 and commercial production by second quarter of 2005.

MITOCON BIOTEC

This division comprises the Pharmaceutical Biotech activity and Agro Biotech activity of the Company.

Pharmaceutical Biotech

This business unit bettered its record of the previous year in production of Penicillin-G. The production achieved was 1600 MMU as against 1396 MMU in 2001-02. Penicillin-G also had a record sale

at 1607 MMU (including export of 145 MMU) as against 1370 MMU last year. This product could achieve better price realisation during the year due to lower imports and stable international prices for most of the year.

Active Pharmaceutical Ingredients, intermediates and dosage forms have been exported to advanced markets and got better price realisation.

Agro Biotech

New hybrid seeds in Sorghum, Bajra, Cotton and Bhendi have been developed by the breeding research team and they will be commercialised in the ensuing year.

In Tissue Culture, leadership status in Banana and Gerbera has been established. Marketing has been paid special attention to maximise earnings.

The division has bagged a turn-key contract to commission a Neem-based Biopesticides Plant in Malaysia.

CHEMICALS AND PETROCHEMICALS

This segment comprises the Company's investments in Tamilnadu Petroproducts Limited, Manali Petrochemical Limited, Ind-Ital Chemicals Limited and SPIC Petrochemicals Limited.

TAMILNADU PETROPRODUCTS LIMITED (TPL)

In spite of excellent performance in respect of production and sales, TPL's profit was affected by steep increase in input prices. The domestic market for Linear Alkyl Benzene (LAB) has shown a positive growth in terms of overall consumption compared to last year. Even at existing domestic demand, per capita consumption for detergents in India is significantly lower than in other developed countries. This year has seen a remarkable performance of Epichlorohydrin (ECH) plant reaching an all-time high capacity utilisation of 82 per cent. TPL exported not only LAB to the Middle East, the Far East and Europe, but also a significant quantity of ECH in bulk to the Middle East for the first time. The total value of foreign exchange earnings through exports during the financial year was Rs. 93.64 Crores.

TPL uses many petroleum products as key inputs whose prices are dependent on international price of crude oil. The volatility of the oil prices in the year under review, especially because of recent war in the Middle East, had an adverse impact on TPL's profitability. The cost of raw materials, power and fuel rose from 40 per cent of sales in 2001-02 to 51 per cent of sales in 2002-03.

The turnover for the financial year ended March 2003 was Rs.736 crores as against Rs.776 crores (including excise duty) in the previous year. Profit after tax was Rs.26.03 crores as against Rs. 53.15 crores in the previous year. The Board of Directors of TPL recommended payment of dividend @ 12.5 per cent on the equity share capital, a pay-out of Rs.12.68 crores (including dividend tax).

With war clouds clearing from the Middle East, the costs of inputs are expected to come down which should lead to improved performance in 2003-04. The captive power plant (CPP), of 18.6 MW capacity, successfully commissioned in September 2002, would contribute to a reduction in cost of power in the power intensive Chlor Alkali plant.

Efforts are also being taken up for further cost reduction and enhancement of capacity, which are expected to improve performance and financial results.

MANALI PETROCHEMICAL LIMITED (MPL)

Production was higher by 10 per cent compared to last year. Propylene Oxide, Propylene Glycol and Polyol recorded capacity utilization of 89 per cent, 89 per cent and 86 per cent respectively and average sale of end-products was also significantly higher with flexible polyol sales peaking at 8363 MT.

Final anti dumping duty on Slab Stock Polyol was confirmed by November 2002 for imports from the EU, the USA, Japan and Singapore. However, dumping continues from China / Brazil.

The Company received certification under ISO 14001. It has eliminated completely CFC-based products as required under ODP Rule 2000 of the Government of India.

In order to increase the capacity utilisation of Propylene Glycol and Polyol, MPL proposes to import Propylene Oxide (PO). For importing PO, it is proposed to set up a PO Import Terminal at Ennore Port for which application has already been sent.

IND-ITAL CHEMICALS LIMITED (IND-ITAL)

The Company achieved a record production of 1601 MT during the year and sold 1605 MT which is also a record. The Company's net turnover for the first time crossed the Rs.10 crore-mark and touched Rs.10.48 crores. The Directors have recommended a dividend of 10 per cent for the year (previous year 10 per cent).

During the year IND-ITAL received the ISO 9001 - 2000 accreditation through M/s.Det Norske Veritas (DNV).

Despite the Company making steady progress, the business environment continues to be challenging. The Government of India in its Finance Bill 2003 - 04 has reduced the basic customs duty level on PF resins to 25 per cent from 30 per cent and this reduction might lead to more imports. Its customer relationship gives IND-ITAL a sustainable long-term competitive advantage and, with the growth expected in the automotive industry, the future presents to be bright for IND-ITAL.

SPIC PETROCHEMICALS LIMITED (SPIC Petro)

The Company promoted SPIC Petrochemicals Limited (SPIC Petro) in 1994-95 for the manufacture of Purified Terephthalic Acid, Polyester Filament Yarn, Polyester Staple Fibre and Polyethylene Terephthalate Resins. Loans and advances as at 31 March, 2003 included Rs. 44872.43 lacs (previous year Rs. 43159.70 lacs) paid to SPIC Petro on account of advance of Rs.15079.12 lacs against Equity (previous year Rs.15070.64 lacs), Inter Corporate Deposits of Rs. 9756.99 lacs (previous year Rs.8052.74 lacs) and interest of Rs. 20036.32 lacs (previous year Rs.20036.32 lacs), accrued on both. Apart from the above, debtors also included Rs.522.96 lacs recoverable from SPIC Petro.

In view of the pending litigation between Chennai Petroleum Corporation Limited (CPCL) and the Company and the consequent interim injunction granted by the Madras High Court in 1997 to stop implementation of the project, there has been a temporary suspension of activities.The draft Memorandum of Settlement (MoS) between CPCL and SPIC which has been approved by the Ministry of Petroleum and Natural Gas, Government of India, in March 2001 is awaiting formal execution.

SPIC Petro, as Members are aware, initiated discussions with financial institutions and banks for resolving financial issues through

re-structuring of the loans, sanction of reliefs and concessions and grant of further financial assistance. A high-level meeting with the financial institutions and banks, which had funded the project, was held at Mumbai in June 2001.The Lenders formed a committee comprising representatives of IDBI, ICICI, SBI and Dena Bank to review the project and re-appraise its viability.

The Lenders Committee appointed the Tata Consulting Engineers Limited (TCE) as Lenders' Engineer to assess the revised project cost and the viability of the project. TCE has completed its study and submitted its report to IDBI in August 2002 and IDBI is examining the report. As things stood thus, in January 2003, ICICI Bank Limited filed an application before the Debt Recovery Tribunal for appointment of a Receiver in respect of the properties of SPIC Petro. The Tribunal, on 14 February 2003, granted interim relief by way of appointment of a Receiver with a direction to get the property valued for sale. The appeals of SPIC Petro and of the Company before the Debt Recovery Appellate Tribunal were dismissed on 10 March 2003. Aggrieved by this, SPIC Petro and the Company filed Writ Petitions before the Bombay High Court for staying the orders of the Tribunal and of the Appellate Tribunal. The Bombay High Court, on 17 April 2003, adjourned the Petitions with a direction that SPIC Petro will not be dispossessed from the property, nor will the property be sold as directed by the Tribunal. The High Court further directed IDBI to make available TCE's report to the Court, to SPIC Petro and to the Company. SPIC Petro has to submit a report as to what are the possibilities of revival and how the necessary finance will be raised and its liabilities cleared.

The Company is in the process of identifying a strategic partner to invest in the project and on execution of the Memorandum of Settlement, settle the compensation of Rs. 4303.47 lacs payable to CPCL, and have the stay vacated by the Madras High Court. The Company is hopeful that the project will be implemented once the above issues are resolved.

SERVICES

This segment consists of activities carried out by SPIC-SMO and joint venture companies viz., Gulf SPIC General Trading & Contracting Company W.L.L, Kuwait, Technip India Limited, SPIC JEL Engineering & Construction Limited.

SPIC-SMO

During the year, SPIC-SMO successfully executed several contracts involving Operation & Maintenance, Turnaround Maintenance, Inspection, Maintenance and Repair (IMR) Services, Extra High Voltage Transmission Lines (EHVT) and Railway Electrification contracts. The Division is currently executing ahead of schedule two prestigious EHVT orders from Power Grid Corporation of India Ltd, for a value of Rs.72.98 crores, of which work for a value of Rs.20.93 crores has been completed. The Railway Electrification Works for supply, erection, testing and commissioning of 25 KV Traction Switching Stations with all associated power supply installations, including feeding lines at Chennai-Egmore, Guindy and Tambaram Stations of Chennai division of Southern Railway, is nearing completion.

Power Grid Corporation of India Ltd, New Delhi, is planning to construct 60,000 kms of transmission lines in the next 10 years as against 37,000 kms laid in the last 10 years. Increasing investment in power generation and transmission systems offers business opportunities for SPIC-SMO's EHVT operations.

Expertise of SPIC-SMO in Commissioning Services is well-recognised in chemical/ petrochemical projects both in India and abroad. SPIC-SMO successfully completed in August 2002 two orders from M/s. PETROFAC, Sharjah, and Sudan. SPIC SMO received order for a value of Rs. 58.05 lacs from M/s. CAIRN Energy Consultancy Services for providing commissioning services.

SPIC-SMO Workshop in Vashi, Navi Mumbai, achieved a turnover of Rs.3.95 crores. The ONGC order for setting up a gas collecting station at Ramnad was completed in September, 2002 in association with Technip India Ltd. for Rs. 13.21 crores.

KUWAIT OPERATIONS

SPIC-SMO is currently executing a five-year maintenance contract for Kuwait National Petroleum Company, Kuwait, for the second term from 1999. SPIC-SMO received a variation order for KD 1.75 million during the current year enhancing the total contract value to KD 16.15 million. SPIC-SMO Kuwait team won the Rolling Trophy for Safety Performance in the plant for the year 2002-03.

GULF SPIC GENERAL TRADING & CONTRACTING COMPANY W.L.L, KUWAIT (GULF SPIC)

Gulf SPIC executed various design, construction and maintenance works for KNPC, Equate, PIC, HDEC, Linde, Cegelec, etc., in Kuwait. It achieved a turnover of USD 5.87 million and has bagged orders worth USD 2.9 million.

Gulf SPIC having successfully completed a 2-year term of operation and maintenance contract with Al Ahlia Industrial Projects Co., Kuwait, based on its proven performance, was nominated as Maintenance Contractor for two more years for a contract value of USD 1.90 million.

Gulf SPIC achieved a major breakthrough in construction projects with International E.P.C companies and obtained orders from Hyundai Engineering & Construction Ltd., Korea.

Gulf SPIC has good business prospects on various reconstruction contracts in Iraq. Gulf SPIC is in the process of making consortiums / tie-ups and registering with International E. P. C. companies for the reconstruction projects in Iraq.

TECHNIP INDIA LIMITED (TPIL)

In 2002-03, Technip India Limited (TPIL) achieved a turnover of Rs. 24.64 crores and a net profit of Rs. 3.07 crores.During the year, TPIL successfully completed the detailed design engineering for an LLDPE plant in Iran, a gas processing facility in the Middle East and world's biggest Ethylene plant in Iran. In addition, engineering for a revamp and de-bottlenecking of LNG plant in Qatar was successfully completed. In the local market, TPIL completed on schedule the design procurement and construction management services for a gas collecting station project in Tamil Nadu.

Currently, TPIL is working on both the front end engineering design (FEED) and the detailed design engineering for the Urea, Off-sites and Utility plants of the OMIFCO project in Oman, another world class Ethylene plant in Iran, a Sulphur Recovery plant in the Middle East and a Refinery Upgradation project in Europe. New initiatives to enter the offshore design area, the Ethanol area in India and to expand the client base have been initiated.

SPIC-JEL ENGINEERING & CONSTRUCTION LIMITED (SPIC JEL)

SPIC-JEL Engineering Construction Limited (SJCL) has registered marginal growth in sales for the year 2002-03. During this period, SJCL has successfully executed major projects including overseas projects namely Sharjah Cement Plant in Sharjah and Curacao Boo Power Project in North America. SJCL has managed to retain its customer base in the face of stiff competition from small and medium contractors. SJCL has bagged major projects with Chennai Petroleum Corporation Limited (CPCL), Chennai, Mathura Refinery and Panipat Refinery.

In the fabrication shop the business volume has increased substantially, the bulk of the business being in the wind mill power sector.

SJCL is focussing on projects in Middle East countries. It has upgraded its quality system to ISO 9000-2002.

OTHER INVESTMENTS / INTERESTS:

SPEL SEMICONDUCTOR LIMITED (SPEL)

The global semiconductor market was expected to recover during 2002-03 after the depressed market it experienced in 2001-02. However, the recovery was not of significance.

In 2002-03, SPEL exported 41 million ICs to its global customers and earned a revenue of Rs.53 crores. The increase in volume and revenue over the previous year has been 45 per cent and 48 per cent respectively. This performance, viewed in the backdrop of a global market decline, is commendable.

SPEL has enhanced its capabilities during the year by adding state-of-art die bonders, wire bonders and tape and reel machines. This attracted turn-key orders which, in turn, provided further value addition to SPEL's customers.

A growth of 10 per cent - 12 per cent has been projected for the semiconductor industry in 2003. However, the year has not begun well with the uncertainty arising from the Iraqi war, SARS epidemic and lack of enthusiasm for IT investment. With the good work that has been put in over the last 3 years in improving business prospects and increased visibility of SPEL among US customers, SPEL is expected to make a mark and hopefully come on the dividend list in the near future.

SPIC HOLDINGS AND INVESTMENTS LIMITED

The Company disposed some of its investments to facilitate partial settlement of the loan availed from ICICI Bank Ltd. The net loss for the year is Rs.741 lacs.

During the year, Mitocon Biotec Ltd., and Proactive Decisions Ltd., became subsidiaries of the Company by virtue of the Company's investments therein.

FINANCE

During the year, the debt restructuring proposal of the Company was referred to the Corporate Debt Restructuring (CDR) Cell by Industrial Development Bank of India. The CDR Cell approved the package in March 2003 on certain terms and conditions for business and financial restructuring. Loans are being restructured with varying interest rates (4 per cent - 11 per cent p.a.) and repayment tenors (5-12 years), including moratorium of 2-3 years, and interest funding for two years beginning from the cut-off date 1 April 2002. The cash credit facility from the working capital consortium would carry an interest rate of 6% for the two years - 2002-03 and 2003-04 and 11 per cent p.a. thereafter. The implementation of CDR package would benefit the Company by way of reduction in interest cost and appropriately designed reschedulement of loans. The CDR package will come into effect retrospectively from 1 April 2002, on execution of documentation. It also includes concession on borrowings from certain lenders, including Tamil Nadu Industrial Development Corporation Limited (TIDCO) (Rs.5.63 crores) and Unit Trust of India (UTI) (Rs.3.40 crores) with whom discussions are to be completed.

As may be observed from the financial statements for the year ended 31 March 2003, the Board has, in the statements, reckoned issues relating to the Company's investment in SPIC Petrochemicals Limited (Rs.105.73 crores) and accumulation in its capital works-in-progress (Rs.116.28 crores), aggregating Rs.222.01 crores.

In view of the aforesaid write off of Rs.222.01 crores, the loss for the year was Rs.375.69 crores. As a result, there has been a significant reduction in the net worth of the Company as at 31 March 2003, at Rs.10.93 crores, compared to the peak networth of the past four years (Rs.653 crores in 1999-2000). Thus, your Company is attracted by Section 23 of the Sick Industrial Companies (Special Provisions) Act, 1985 relating to potential sickness.

PUBLIC DEPOSITS

As on 31 March 2003 the outstanding public deposits aggregated Rs.28.99 crores and the overdue unclaimed deposits covering 745 depositors amounted to Rs.1.42 crores.

HUMAN RESOURCES DEVELOPMENT

The Company is conscious that a motivated work force could drive accelerated performance to achieve its corporate goals. With this objective in view, the Company from its inception has formulated well thought out policies to extend innumerable welfare measures to its employees and their families, which over the years have been constantly improved.

In order to keep pace with the changing business environment, the Company has engaged the services of MERCER, a global HR Consultant, to develop a new Human Resources strategy for the Company and also to develop a revised Organisation Structure and Role Descriptions clearly defining the roles and responsibilities of all the positions. The revised organisation structure is being implemented and it is expected to bring in more empowerment in all levels.

MERCER has also been entrusted with the assignment of working out a new compensation structure for the Company. Also, in order to achieve the goal of higher productivity, Total Quality Management (TQM) initiative has been launched. TQM motivates employees to come out with innovative ideas and suggestions in the areas of cost control, reduction in raw material usage, elimination of wastage, reduction in energy consumption and value addition in day-to-day activities. It is encouraging to note that 20 projects and 40 small group activities are already in progress.

CORPORATE GOVERNANCE

A Report on Corporate Governance forms part of this Report. The Management Discussion & Analysis Report is also annexed to this Report. Certificate of the Statutory Auditors, M/s A F Ferguson & Co.,

confirming compliance with clause 49 of the Listing Agreement with Stock Exchanges in India, relating to Corporate Governance, is annexed.

DELISTING FROM SOME STOCK EXCHANGES

The equity shares of your Company are listed on nine Stock Exchanges viz., Ahmedabad, Bangalore, Calcutta, Cochin, Delhi, Hyderabad, Madras, Mumbai (BSE) and National Stock Exchange of India Limited (NSE), Mumbai.

In recent years, with the formation of the two depositories, viz., National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL), and with the Securities and Exchange Board of India (SEBI) notifying most of the listed securities to be compulsorily traded/settled in dematerialised/ electronic form, en masse shift of trading operations by the investors to the automated, networked exchanges has taken place. This has resulted in extremely low volume of transactions across all the remaining Stock Exchanges including the regional Stock Exchange of the Company, viz., Madras Stock Exchange Limited, Chennai.

Taking into account these developments, the Securities and Exchange Board of India has recently formulated its SEBI (Delisting of Securities) Guidelines, 2003, providing listed corporates with an exit route for delisting securities from stock exchanges subject to compliance with the stipulated procedure, which, inter alia, provides that the Company should continue to list its securities on a Stock Exchange having nation-wide trading terminals (like the NSE). The Board of Directors of the Company has, therefore, recommended for members' approval, the proposal to voluntarily delist the Company's equity shares from all stock exchanges except the NSE, with effect from 1 April 2004, subject to requisite statutory approvals.

AUDIT COMMITTEE

The Company has an Audit Committee of the Board of Directors, the composition, role, functions and powers of which are in accordance with the requirements of the Companies Act, 1956 and Listing Agreement with the Stock Exchanges. The Committee consists of Thiruvalargal Dr K U Mada (Chairman), Arun Ramanathan, IAS, N Narayanan, IAS, N R Krishnan and Dr. P L Sanjeev Reddy.

DIRECTORS' RESPONSIBILITY STATEMENT

In accordance with the requirements of Section 217(2AA) of the Companies Act, 1956, the Directors of the Company declare that:

(i) in the preparation of the annual accounts, the applicable accounting standards had been followed along with proper explanation relating to material departures;

(ii) the Directors had selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company as at 31 March 2003 and of the loss of the Company for the year ended on that date;

(iii) the Directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956, for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and

(iv) the Directors had prepared the annual accounts on a "going concern" basis.

AUDITORS

As regards the observation of the Auditors vide para (f) of their report, the Notes on Accounts No 9 give the current status of the SPIC Petrochemicals Limited. The Company is in the process of identifying a strategic partner to invest in the project and on execution of the Memorandum of Settlement, settle the compensation to CPCL and have the stay vacated by the Madras High Court. The Directors are hopeful that the project will be implemented on resolving all the issues.

As regards the observation of the Auditors vide para (g) of their report, the Notes on Accounts No 10 provide the reasons for reworking the subsidy entitlement for the period from 1 July 1997 to 31 March 2002. The Company is advised that some of the policy parameters with regard to reassessment of plant capacities, withdrawal of vintage allowance and increase in normative levels of capacity utilization cannot be amended retrospectively. The Company is in the process of representing to the Government and intends to take up the above issues in a phased manner. The Directors are hopeful of recovering the said amount.

As regards the observation of the Auditors vide para (h) of their report, the Notes on Accounts No 11 provide the basis for the claims with the Government of India. The claims are being followed up with the Government of India and the Directors are hopeful of realising the amounts in due course.

As regards the observation of the Auditors vide para (i) of their report, the Notes on Accounts No 12 provide the reasons for optimism in the recovery of such amounts from the promoted companies. In view of the long-term involvement with these companies, the Directors are of the view that no provision is required to be made for the above investments, loans, advance against equity, guarantees, interest and other recoverables aggregating Rs 24416 lacs.

As regards the observation of the Auditors vide para (j) of their report, the Notes on Accounts No 13 provide the scope of recovery of such amounts. Efforts are being made to recover these amounts and the Directors are of the view that no loss may arise on this account.

As regards the observation of the Auditors vide para (k) of their report, the Notes on Accounts No 14 provide the current status of the Corporate Debt Restructuring (CDR) programme. The CDR Cell approved the package vide its letter dated 19 March 2003, under certain terms and conditions for the business and financial restructuring, including sharing of security among lenders. The forty participating lenders will now be taking necessary steps to obtain approvals from respective authorities to effectuate the package at the earliest. The CDR package will come into effect on execution of necessary documents. The Directors expect the CDR package to be implemented soon.

DIRECTORS

Thiruvalargal S Venkitaramanan, M G Thirunavukkarasu and N R Krishnan, retire by rotation at the ensuing Annual General Meeting and being eligible, offer themselves for re-election as Directors.

The Board regrets the sad demise of Thiru S Gurumurthy, Nominee Director of Unit Trust of India on 25 January 2003 and places on record its appreciation for the invaluable service rendered by him as a Director of the Company.

Thiru J M Garg was appointed as a Non-rotational Director, representing Working Capital Consortium with effect from 26 July 2002.

Tamilnadu Industrial Development Corporation Limited (TIDCO) nominated Thiru K Skandan, IAS as a non-rotational Director and withdrew the nomination of Thiru M Madhavan Nambiar, IAS, with effect from 31 October 2002. The Board places on record its appreciation for the invaluable service rendered by Thiru M Madhavan Nambiar, IAS, as a Director of the Company.

Thiru A Santhanakrishnan, Whole-time Director retired from the service of the Company and resigned as Director with effect from 1 February 2003.The Board places on record its appreciation for the invaluable service rendered by him as a Director of the Company.

Thiru V R Mehta was appointed as a Nominee Director, representing UTI Asset Management Co. Pvt. Ltd., with effect from 30 April 2003.

Thiru Jawahar Vadivelu was co-opted as an Additional Director of the Company with effect from 30 April 2003.

In accordance with Clause 49 of the Listing Agreement with the Stock Exchanges, particulars relating to the Directors, seeking re-election, appointment/re-appointment at the ensuing Annual General Meeting are furnished under the Corporate Governance Report.

CONSERVATION OF ENERGY, TECHNOLOGY ABSORPTION, FOREIGN EXCHANGE EARNINGS AND OUTGO

In terms of Section 217(1) (e) of the Companies Act, 1956, information relating to conservation of energy, (Form-A) technology absorption and foreign exchange earnings and outgo is set out in the Annexure, forming part of this report.

PARTICULARS OF EMPLOYEES

A statement giving the particulars, as required under Section 217 (2A) of the Companies Act, 1956 and the rules framed thereunder, is attached and forms part of this report.

ACKNOWLEDGEMENT

Your Company is grateful for the co-operation and continued support extended by the Department of Fertilisers, Ministry of Agriculture and other Departments in the Central Government, Government of Tamilnadu, other State Governments, Tamilnadu Industrial Development Corporation Limited, Tamilnadu Electricity Board, Reserve Bank of India, Financial Institutions, Foreign Institutional Investors, Banks and Insurance companies. The Directors greatly appreciate the dedicated and sincere service rendered by all employees of your Company. The Company's endeavour would be to merit the confidence reposed in it by its stakeholders.

On behalf of the Board

Place : Chennai
Date : 26 June 2003

Dr. A C MUTHIAH
Chairman

ANNEXURE TO DIRECTORS' REPORT

Particulars required under the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules 1988, for the year ended 31 March 2003.

A. Conservation of Energy

An Energy Audit group, consisting of senior professionals, is concentrating on various energy-saving measures. This group identifies potential areas, undertakes detailed study and makes suitable recommendations for implementation. Efforts are continuously being made to reduce energy consumption in the plants. Some of the activities implemented during the year are:

- In Ammonia plant, cooling water header pressure was reduced by installing a new small capacity booster pump to feed cooling water to exchangers that need higher pressure.
- In Ammonia plant, steam generated from Reformed Gas Boiler which is at lower pressure was lined up to 106 kscg header during start up of Ammonia Plant which reduced the consumption of steam.
- Turbo-generator steam exhaust system modified which resulted in increase in power generation by 100 KW.
- Contracted maximum demand of TNEB power was reduced by 5350 KVA by optimising the power requirement to save on cost.
- In Urea Plant, the flow orifice at the suction of carbon-di-oxide booster compressor for anti-surge flow-measurement was removed and a new orifice flow-meter was installed at the discharge of booster compressor. The size of carbon-di-oxide gas line at the downstream of booster after cooler was also increased. By this energy requirement across the compression system was reduced.
- Normally, Sulphuric Acid plant (SA) is started by drawing steam from Off-Site Boiler. By revising the start-up procedure, SA plant started from cold condition by using self-generated steam instead of steam from Off-Site Boiler.
- Dust recovery system in Phosphoric acid plant was modified with a single dust collection duct replacing smaller dust collection ports.

B. Technology Absorption

As given in Form 'B' , attached hereto.

C. Foreign Exchange Earnings and Outgo

Foreign Exchange Earnings	Rs. 20080.61	lacs
Foreign Exchange Outgo	Rs. 30687.97	lacs

FORM A (See Rule 2)

FORM FOR DISCLOSURE OF PARTICULARS WITH RESPECT TO CONSERVATION OF ENERGY

			Current year 31 March 2003	Previous year 31 March 2002
A)	**Power and Fuel Consumption**			
1)	Electricity:**			
	a) Purchased Unit	MWH	49409	53414
	Total amount	Rs. in lacs	2939.57	2711.55
	Rate per unit	Rs./KWH	5.95	5.08
	b) Own Generation			
	i) through Diesel Generator Unit	MWH	36747	41797
	Unit per litre of diesel oil	KWH/litre	3.86	3.91
	Cost per unit	Rs./KWH	3.34	2.77
	ii) through steam turbine/generator Unit	MWH	94782	92444
	Unit per litre of fuel oil	KWH/litre	2.98	2.93
	Cost per unit	Rs./KWH	4.31	3.32
2)	Coal (Specify Quantity & where used)			
	Quantity		--	--
	Total cost	--	--	
	Average Rate		--	--
3)	Furnace Oil – LSHS			
	Quantity	MT in lacs	1.63	1.63
	Total cost	Rs. in lacs	20489.84	15308.85
	Average Rate	Rs. per MT	12540.64	9406.36

			Current year 31 March 2003	Previous year 31 March 2002
B) Consumption per MT of production (Energy intensive products only)				
Ammonia	Production	MT	332379	345924
	Electricity	KWH	60	60
	Fuel oil	MT	0.257	0.251
Urea	Production	MT	569281	600110
	Electricity	KWH	130	123
	Fuel oil	MT	0.069	0.067
DAP	Production	MT	288348	301869
	Electricity	KWH	47	45
	Fuel oil	MT	0.004	0.003
Complex (20:20)	Production	MT	52227	43077
	Electricity	KWH	58	71
	Fuel oil	MT	0.014	0.015
Penicillin - G	Production	MMU	1600	1396
	Electricity	KWH	24135	31282
	Fuel Oil	MT	2.87	3.57

FORM B (See Rule 2)

I. SPECIFIC AREAS IN WHICH R&D IS CARRIED OUT BY THE COMPANY

1) R&D activities carried out by the Company at its Fertiliser Complex are in the areas of chemistry, chemical engineering and process biotechnology.

2) R&D activities carried out by the Company in pharma business are as follows :
   - Development of new products and process improvement in drugs and formulations at the Pharma R&D Centre.
   - Continuous strain improvement and process technology improvements to achieve increased productivity in the production of Penicillin-G.

II. BENEFITS DERIVED AS A RESULT OF THE ABOVE R&D WORK

1) Methods were developed for improving the colour of DAP and NP 20:20.
2) An improved catalyst was developed for the preparation of cyanopyrazine from methylpyrazine with increased yield and throughput.
3) A fuel additive 'Dieselmix'. for improving the combustion of diesel and kerosene was developed at laboratory level.
4) A cost-effective new biocide TA-101 was developed for cooling water treatment.
5) A new corrosion inhibitor for cooling water application was developed at laboratory level.
6) Laboratory processes were developed for the preparation of (I) citiolone; (II) N-tertiarybutyl acrylamide; and (III) furoic acid.
7) R&D efforts have resulted in improvement in operating efficiencies and improved productivity.

III. FUTURE PLAN OF ACTION

Efforts will be continued on speciality products and process-related technologies.

Efforts will continue in the main areas of development of off-patent products and improvement of existing products and processes so as to reduce costs where possible.

IV. EXPENDITURE ON R & D : 2002-03

		(Rupees in lacs)	
a.	Capital expenditure	12.31	
b.	Revenue expenditure	369.13	
c.	Total	381.44	
d.	Total R & D expenditure as a percentage of total turnover	0.22	per cent

TECHNOLOGY ABSORPTION, ADAPTATION AND INNOVATION

	Technology imported	Year of import	Has technology been fully absorbed	Benefit derived
1.	Modernisation of Reformer and Convection section of Ammonia plant.	1998	Yes	Reliability Improvement
2.	Dual activated Dual pressure Glycine based CO_2 removal System for Ammonia plant.	1998	Yes	Pollution Control
3.	New strain from M/s PanLab, Taiwan for the production of Penicillin-G.	2000	Yes	Productivity enhancement

Statement showing the particulars of Employees of the Company, as required under Section 217 (2A) of the Companies Act,1956, read with the Companies (Particulars of Employees) Rules, 1975 and forming part of the report of the Board of Directors for the year ended 31 March 2003.

Name	Designation and Nature of Duties	Age	Qualification	Experience	Last Employment	Date of Commencement of Employment	Gross Remuneration (Rupees)
Thiruvalargal Muthiah, Dr. A C	Chairman	62	B.E. (Mech), Management Studies, University of Detroit, USA	33	Executive Vice-President (Admn & Personnel)	1 October 1983	7553866*
Babu K Verghese	Managing Director	59	B.Tech. (Chem).	35	Managing Director, Indo-Jordan Chemicals Company Ltd.	1 October 2001	2911641

The nature of employment in all cases is contractual.

* Includes Rs 30,00,000/- (relating to the years 2000-01 and 2001-02) paid during the year with the approval of the Central Government

Gross remuneration excludes terminal benefits and the contribution to gratuity and superannuation funds made during the period as the contribution has been made covering all the employees to approved gratuity and superannuation funds, based on actuarial valuation.

None of the above employees is related to any of the Directors of the Company, except Dr.A.C. Muthiah, who is related to Thiru Ashwin C.Muthiah, Vice - Chairman and Thiru Jawahar Vadivelu, Director of the Company.

MANAGEMENT DISCUSSION AND ANALYSIS REPORT
FERTILISER BUSINESS

REVIEW OF ECONOMY :

As per the Economic survey 2002-03 the GDP growth for the year 2002-03 is about 4.4 percent as against 5.6 percent in 2001-02. It was a bad monsoon year.The monsoon failure has affected agriculture severely with agriculture and allied GDP declining by 3.1 percent from 5.7 percent growth in 2001-02. This deceleration in growth, in 2002-03, clouds an across-the-board improvement in the growth performance of Industry and services from 3.3 percent to 6.1 percent and from 6.8 percent to 7.1 percent respectively, between 2001-02 and 2002-03.Indications are that, inspite of a severe monsoon deficiency,the rebound in growth observed since 2001-02 gained momentum in industry and services sectors in the current year.

AGRICULTURE SECTOR

Under the Tenth Five-Year Plan (2002-03 - 2006-07), the Government has vowed to achieve a growth rate of 8.0 per cent per annum in the GDP in order to make an influence on poverty and unemployment. To facilitate this, it has fixed a target of 4.0 per cent growth in the agriculture sector.

The role played by the fertilizer sector in increasing the foodgrains production can hardly be over emphasised. The increase in fertilizer consumption has contributed significantly to a sustained improvement in the production of foodgrains. From a modest 51 million tonnes in 1951-52, the foodgrains production rose to 184 million tonnes in 2002-03. Although per hectare consumption of fertilizer nutrients in India is less than other developed and developing countries, it has increased by nearly 100 times since independence. India, today, is the third largest consumer and producer of fertilisers in the world. India's consumption of plant nutrients per hectare of arable land stands at 106 kg against the world average of 94 kg but compares poorly against 129 kg by Pakistan, 154 kg by Bangladesh, 271 kg by china and 360 kg by Egypt.

INDUSTRY PROFILE

With an investment of Rs.26,000 crores, an annual turnover of Rs.33,000 crores, total installed capacity of 17.1 million tonnes of Nitrogen and Phosphates as on 1 October 2002, and with a total use of 17.4 million tonnes (all nutrients) India ranks the third largest producer and consumer of fertilizers in the world.

At present, there are 66 large-sized fertiliser units in the Country, manufacturing a wide range of nitrogenous and phosphatic/complex fertilisers, besides a large number of medium and small single super phosphate units. The industry is dominated by PSUs and Co-operatives.The industry is highly complex and heterogeneous consisting of plants using a wide variety of feedstock, varying capacity, technology, vintage and so on. This is entirely due to historic reasons and the decisions taken by the Government on economic and strategic considerations keeping in mind the national priorities.

Many fertilizer plants in India have continuously endeavoured to bring about improvement in performance with a view to matching international standards. In a span of four years, 40 major nitrogenous and complex plants have got ISO 14001 certification.

The phenomenal increase in the prices of various feedstock viz., naphtha, fuel oil, LSHS and gas coupled with virtual stagnation in the farmgate price of urea for a fairly long period has led to burgeoning subsidy bill of the Government of India on domestic Urea.The industry is used as a channel for administering the fertiliser subsidy to the farmers in view of the large farmer base and dispersal of this base across the length and breath of this Country.

Consumption of the three fertiliser nutrients, N,P,K, needs to be balanced taking into account soil type, conditions and agricultural requirements. Decontrol of phosphatic and potassic fertilisers, in 1992, led to prices of these fertiliser nutrients increasing dramatically causing a serious imbalance in the NPK ratio with usage of fertiliser shifting in favour of nitrogenous fertilisers. Continued control on urea along with its stagnant price has also contributed to the imbalance situation.This led to concerns about the negative impact on soil fertility and re-usability over the long term.

A significant increase in the concession on domestic DAP and other complex fertilizers in July 1996 and thereafter, helped in mitigating the imbalance in the price ratio to some extent thereby resulting in recovery in the consumption of P and K fertilizers. However, the DAP to urea price ratio continues to be significantly imbalanced at 1.94 as against 1.53 before the decontrol.

Location of nitrogenous fertilizer plants in India is highly skewed in favour of western and northern regions. Very few plants are located in the north-east region. This pattern of location of the plants makes large scale, long distance movement of fertilizers inevitable.

Due to non-availability of indigenous raw material sources, the Indian fertilizer sector source many vital inputs from the international markets.The entire requirement of sulphur has to be met from imports. Over 90% of the rock phosphate requirement is imported. About two-thirds of the phosphoric acid requirement is met from imports. The entire potassic fertilisers are imported.

The fertilizer industry in India is passing through an extremely critical phase, i.e. emerging out of a highly protected environment into an environment of liberalisation encompassing among other things decontrol.

REVIEW OF CURRENT YEAR PERFORMANCE:

It was a bad monsoon year. Month of July normally receives one-third of the total monsoon season rainfall and is therefore crucial for triggering farm activity throughout the Country. But the rainfall of July 2002 was almost half of the normal and the subdued rainfall in the subsequent months also did not make up for the deficit. Consequently the Country faced one of the worst droughts.

This year's monsoon season rainfall (June-September) for the Country as a whole was 19 percent below normal causing 29 percent of Country's area to face drought conditions with 10 percent area falling under severe drought conditions.July, normally the rainiest month of the year, was the driest month with 49 percent shortfall, which is a record low in the past 100 years.

On all India basis, the sale of Urea declined from 19.75 million tonnes during 2001-02 to 18.63 million tonnes during the year registering a 6 per cent drop in sales. Sale of DAP declined sharply by 12 per cent from the last year 6.16 million tonnes to 5.43 million tonnes. Sale of MOP dropped by 6 per cent from 1.98 million tonnes in 2001-02 to 1.86 million tonnes during the current year.

The resilience exhibited by the Indian farming community in adapting to the drought situation is commendable in the context of higher food grain production of 184 million tonnes compared to 1987 (last drought year, foodgrains production was 140 million tonnes) with area under cultivation remaining stagnant. This goes to prove the competency of Indian farmers to absorb modern farm practices and improve the efficiency of operation.

FEEDSTOCK RELATED ISSUES :

Urea is produced in our Country using a variety of feedstock, viz., natural gas, naphtha, low sulphur heavy stock (LSHS), fuel oil and coal. The choice of feedstock has largely been determined by Government policy prevailing at a particular point of time. The plants commissioned in the 1960s and 1970s used naphtha as feedstock. Subsequently, with the competing demand on lighter fractions of refinery products, on the one hand, and no particular use for heavy fractions on the other, the Government of India took a deliberate decision to promote the use of heavy petroleum fractions as feedstock for production of fertilisers. With the discovery of oil and gas in Bombay High region in the 1970s, large sized plants using gas as feedstock were commissioned. Natural gas is the most widely used feedstock in India accounting for 50 per cent of urea capacity.

During the last two decades, naphtha prices have increased 21 times, furnace oil price increased nine times, gas price increased between nine to 12 times, depending on location and rail freight increased five times. Such steep increase in the prices of feedstock coupled with stagnant farm gate price of Urea has resulted in the increase in the subsidy bill of Government.

Currently, natural gas pricing is administered whereas naphtha prices are decontrolled.However, Government of India is in the process of finalising the long-term gas pricing policy.

Feedstock cost is one of the key reasons for large variations in costs between units and for the higher costs vis-à-vis imports. Energy costs in West Asia (major exporting countries) are at less than half the level of domestic gas-based plants.

The recent discovery of large quantities of gas reserves on the east coast is a promising development for the domestic fertilizer industry and has the potential of dramatically changing the fortunes of the industry. The available gas resources in the Country were dwindling and almost all units were facing shortage in gas supply. The domestic industry was increasingly looking at options of Liquified Natural Gas (LNG) and setting up joint ventures abroad. Discovery of new gas reserves will certainly increase the opportunities and options available with the domestic industry to cut costs.

With supply projection of 50 million cubic metres of gas per day, there would be enough gas to take care of a significant portion of the fertilizer industry's requirement even after substantially taking into account the demand of power and transportation sectors. The issue that will have to be immediately addressed is setting up of a supply grid that can encompass all the fertilizer units dependent upon naphtha. The gas find in the Krishna-Godavari basin has serious implications for naphtha and LNG suppliers. This will create a naphtha surplus situation in the Country and naphtha producers will either have to cut costs in order to compete with gas or look for export markets.

The critical issue for the fertiliser industry is the pricing of gas. For the fertilizer units, the yardstick will be the cost of gas with respect to the cost of naphtha. The switch to natural gas will take place as long as the overall energy cost comes down and not otherwise.

It is imperative that the Government of India announces a feedstock policy linked to the Urea price which will facilitate the industry to minimise uncertainties of return on investment.

SEVENTH & EIGHTH PRICING POLICY PROPOSALS :

The pricing policy of urea is determined for a three-year period. The 6th pricing period, which came into effect from 1 April 1991 for three years was extended up to 30 June 1997 by the decision of the Government of the period. During the year 2002-03 Government has approved the policy for 7th pricing period effective from 1 July 1997 to 31 March 2000 and 8th pricing period effective from 1 April 2000 to 31 March 2003.

The approved policy aims at updation with regard to capital additions, salaries and wages, repairs and maintenance, packing material, selling expenses, other overheads, etc. The policy also aims at bringing about improved energy consumption norms, higher capacity utilisation, reassessed production capacity and withdrawal of allowances based on plant vintage.

Until now, pending finalisation of the seventh and eighth period pricing policy, the Retention Price (RP) mechanism was operating on the basis of the VIA pricing period policy. Thus, the announcement of the new norms is applicable with retrospective effect, i.e., 1 July 1997.

The changes in the policy parameters under the 7th and 8th pricing had significant negative impact particularly on the older units due to removal of the vintage allowance. Further, due to steep reduction in the retention prices retrospectively, several urea units had to pay back large amounts of subsidy to Government leading to severe liquidity problems.

NEW PRICING POLICY FOR UREA MANUFACTURING UNITS

The commitment of the Government, in the fast changing economic scenario, has been towards gradual deregulation of the economy, increasing international competitiveness of fertilizers at par with the best in the world, adoption of most modern and efficient technological practices of production, and all-round and balanced growth of the sector. Government, with a view to neutralize the cascading impact of subsidy had gone for review of the Retention Pricing Scheme (RPS), which came into existence during November 1977.

The new scheme has come into effect from 1 Aprill 2003 and is being implemented in stages.

Stage-I : 1 April 2003 to 31 March 2004.

Stage-II : 1 April 2004 to 31 March 2006.

Stage-III : 1 April 2006 onwards.

There are six groups based on vintage and feedstock for determining the group based retention price under the new Scheme, namely, pre-1992 gas based units, post-1992 gas based units, pre-1992 naphtha based units, post-1992 naphtha based units, fuel oil / low sulphur heavy stock (FO / LSHS) based units and mixed feedstock based units. The mixed feedstock based group shall include such gas-based units that use alternative feedstock/fuel to the extent of more than 25 per cent as admissible on 1 April 2002. Classification of units among different groups so determined shall remain unchanged during Stages-I and II.

Under the new scheme, during stage-I those units which have lower retention price than the weighted group average are to get the concession as per their individual retention price. The remaining units are to get the concession based upon the weighted group average retention price. If the retention price of any single unit is more or less than the weighted average RP by 20 per cent it would be called as "Outliers". Final weighted average group retention price after excluding the outliers will be computed. This basis would be valid for stage II also. The outliers will get a rate of concession based upon the group weighted average (after excluding outliers) and a structural adjustment which will be 50 per cent of the difference between their respective retention price and the group average. After commencement of Stage-I and also beyond Stage-II, any investment made by the units for improvement in operations will not be recognised. There shall be no mopping up of gains of the units as a result of operational efficiency.

During Stage-II, i.e. from 1 April 2004, there will be no special treatment for the outliers and all the units will be considered on the same basis as outlined earlier for stage-I. The concession rates shall be adjusted for reduction in capital related charges. Further, the group energy norms would be enforced on efficiency considerations. The Department of Fertilizers would take into consideration the recommendations of the Gokak Committee in determining the group energy norms. As per the Gokak Committee norms , SPIC is among the most energy efficient companies in the pre 1992 Naphtha group. The scale of reduction on account of capital related charges (CRC) would also be finalized by the Department of Fertilizers. Thus the adjustments on account of CRC and group energy norms effective in Stage-II would be made known to units so that they have reasonable time for making necessary technological and other structural adjustments.

Under the new scheme, cost components relating to salaries, wages, repairs and maintenance, etc. and the capital related charges stand frozen up to the level of 31 March 2000 and no further escalation will be allowed on these items of costs. The component of variable costs comprising of feedstock and fuel, purchased power and water alone will go towards calculation of escalation/de-escalation in the concession rate. There shall be no capping on production of urea and units are permitted to sell production beyond reassessed capacity at the MRP.

Under the new policy, the movement and distribution of 25 per cent of production capacity of urea has been de-controlled for Kharif Season-2003-04. The urea companies are free to sell anywhere in the Country but at the statutorily notified sale price. The quantity of urea outside ECA allocation will increase to 50 per cent in the next Rabi season - 2003-04. Beginning 1 April 2004, urea distribution is targeted to be totally de-controlled. Under the new scheme, the urea units are free to sell by-products such as ammonia, CO_2, etc. in case considered surplus.

The modalities of Stage-III would be directed by the Department of Fertilizers (DOF) after review of the implementation of Stage-I and Stage-II.It is estimated that the industry is expected to lose around Rs. 600-800 crs. because of this policy impact.

The Government expects that the new pricing policy for urea units will boost production, encourage internationally competitive production practices, substantially reduce the burden of urea subsidy and promote greater transparency, uniformity and efficiency for all round harmonious development of the industry as a vigorous sector of the Indian economy.

WTO COMPATIBILITY OF GOVERNMENT POLICY :

Some of the key issues pertaining to the fertilizer sector under the WTO such as WTO compatibility of RP mechanism, sustainability of imports through designated state trading enterprises (STEs), bound duty on imported urea etc., are yet to be addressed by the Government.

The Government should formulate appropriate WTO compatible strategies to ensure the continued viability of the domestic industry on the one hand and adequate supply of fertilizers at an affordable price to the farmer on the other.

FUTURE SCENARIO AND GROWTH OPTIONS

Being a major consumer, India can play an effective role in guiding the international prices of raw materials and intermediates for fertiliser manufacture. So far, wide fluctuations in international prices as a consequence of India entering the market with large requirements has not been to our advantage. International prices firm up when there is strong need for imports by India and when India withdraws from the world market the prices fall. India, therefore, finds itself in a paradoxical position. It is in a market where it exercises a strong influence but is unable to benefit in terms of price. Negotiating efficient import contracts is therefore, another area where domestic industry should concentrate to cut costs.

In view of inadequate availability of the basic raw materials viz., rock phosphate and sulphur, for production of phosphatic fertilizers, the Indian fertilizer companies should promote joint ventures (JV) in countries where these raw materials are available in plenty. The Government should give necessary incentives for the same which would ensure purchases of finished products at competitive prices.

In a competitive environment, cost of production has to be reduced and high quality products delivered. Choice of raw materials has to be such that the quality products are manufactured in the most cost-effective manner. Further, there is need to manufacture a variety of NPK formulations in order to meet the requirement of various regions and crops.

The fertilizer industry should get involved in the production of nutrients that combine chemical fertilizers with compost produced from organic waste and biofertilizers. Further, farmers should be educated in making best possible use of techniques and technologies of modern agriculture.

There are continuous developments in the NPK manufacturing technology in regard to the design of pipe reactors and measures for environmental control. This should be fully exploited in order to improve the throughput of the plants, manufacture a wide range of products and maintain the product quality. New Technologies can also provide flexibility with regard to the type of raw materials used and hence, reduction in cost of production. Attention has also to be paid to minimise adverse impact on environment using the latest technological developments.

In a situation of decontrol, the manufacturers should make efforts to bring about improvement in the entire logistics of marketing and distribution with a view to ensure prompt delivery of material in the required quantities to the farmers in a cost effective manner. The movement of fertilizer in bulk should be promoted as is the practice in many other counties of the world and is also the position in the cement industry.

The Fertilizer industry will have to be an active partner in the efforts to improve the nutrient use efficiency by providing holistic services viz., soil analysis, soil test based fertilizer use recommendations, irrigation practices, crop protection services and so on to the farmers. Besides creation of additional soil testing facilities, there is need for increasing the utilisation of the existing infrastructure.

The industry will have to undertake a focussed drive to popularize "crop-specific" and "soil-specific" application of fertilizers to remedy the nutrient imbalance and reduce the widening gap between nutrient mining and replenishment. The industry is committed to promote Integrated Plant Nutrient System (IPNS) approach.

Both public and co-operative sectors have a significant presence in the fertiliser sector. Government of India is in the process of divesting its stake in various PSUs which is expected to reduce the share of combined capacity in public sector and co-operative sector. This will lead to emergence of private sector players with large capacities.

AREAS OF CONCERN

The long term urea policy has not addressed several major recommendations of Expenditure Reforms Commission viz., increase in the selling price of urea by 7 per cent per annum leading to its eventual decontrol in 2006, switch over of all non-gas based plants to use of domestic gas or imported LNG and their treatment under the concession scheme, policy towards setting up of new capacity and complete withdrawal of distribution control.

Sulphur is an important nutrient for some crops and is useful for application in sulphur deficient soils. The viability of complex fertilizers like 20-20-0 which supply this nutrient is getting affected on account of no compensation available under the pricing and concession mechanism.

Tariff commission has completed the study on Phosphatics which is under the active consideration of the Government for implementation.It is hoped that changes in the policy will be implemented prospectively and not retrospectively.

CHALLENGES FACING THE INDUSTRY

The industry faces a formidable challenge in the areas of (i) availability and pricing of various hydrocarbon feedstocks (ii) taxes and duties on finished fertilisers and various inputs including feedstocks and fuel used in their production (iii) Obligations under the WTO.

As the industry is energy intensive, it will have to focus on implementing energy saving and other cost cutting measures to improve the bottom line to be able to survive in the ensuing policy regime.

Phosphatic fertilizer producers would also face similar threats as the cost at which the industry purchases raw materials is as high as the cost of imported fertilizers. Even though the short term threats are mitigated by the Government policy, in the long run they will have to compete on a stand-alone basis.

The next half a decade or so is therefore going to be the testing time for the industry. Its future will depend upon how well it is able to adapt to the changing environment. A vibrant fertilizer industry is vital to the food security of the Country. All stakeholders in the Fertilizer sector, fuelled by a forward looking Government policy, will have to do their best to see that the industry lives up to these challenges.

GOVT POLICY INITIATIVE FOR STABILITY & GROWTH

The phenomenal increase in the prices of various feedstock viz., naphtha, fuel oil, LSHS and gas coupled with virtual stagnation in the farmgate price of urea for a fairly long period has led to burgeoning subsidy bill of the Government of India on urea for the farm sector.

The cost of feedstock accounts for a major share of the production cost of urea. In view of this, the Government of India should formulate a long-term feedstock policy vis-à-vis the urea pricing policy.

The Government of India should declare a long-term policy, stable for atleast 10 years, for stabilising the growth of the urea industry. Urea pricing policy and related issues should be WTO compatible for making indigenous industry competitive. Interest of small and marginal farmers must be kept in mind while deciding on the policies.

In order to mitigate the adverse impact of the group-wise concession scheme for urea, the Government may consider the following:

- No reduction in capital related charges should be carried out particularly for old units as they will be incurring significant capital expenditure in maintaining the health of the plant as well as achieving the target energy consumption in Stage-II. One time capital subsidy for liquid fuel based urea plants to switch over to NG/LNG should be considered. Vintage allowance should be restored. Under recovery / Non consideration of cost should be eliminated. Tamil Nadu is one of the two states in India where Turnover tax (TOT) has to be absorbed by the manufacturers and cannot be passed on to the consumers. Government of India should include TOT in the new scheme.

- Energy consumption in Stage-II should be fixed at levels, which are achievable and sustainable. This will enable urea units to make investment in energy reduction measures.
- Due to certain technical reasons, a plant may be having surplus ammonia irrespective of capacity utilisation of the urea plant. Under the proposed policy, the sale of surplus ammonia is permitted only if urea production is at least equal to the re-assessed capacity. There should be no such restriction and the sale of ammonia should be permitted irrespective of the capacity utilisation of the urea plant.
- Gas should be made available to fertilizer units including the naphtha and fuel oil based units on priority basis both from existing reserves as well as new reserves that would be available in future.
- Pricing of gas should be de-linked from fuel oil parity and it should be based on market forces and our strategic considerations.
- Suitable mechanism should be put in place to ensure timely reimbursement of the sales tax and avoid liquidity problems for the units.

The persisting imbalance in fertilizer use is, to a considerable extent, due to the unfavourable policy environment for the phosphatic sector. The pricing and subsidy regime for phosphatic fertilizers needs to be suitably restructured so as to move towards an internationally accepted DAP to urea price ratio of 1.4:1.

The eventual goal should be to evolve a uniform pricing system wherein the units compete with each other by way of reducing costs and improving operational efficiencies. Hopefully, by that time the heterogeneity of the industry would have got moderated to a large extent by availability of competitively priced feedstock.

CONCLUSION

The drivers of change and rapid growth acceleration have to be technology and competition, together with benchmarking to the best international practices. It is vital that the interaction among technology,competition and benchmarking is extended to agriculture.

To realise the Tenth Plan (2002-03 to 2006-07) target of 4 per cent growth in the agriculture sector, there is an urgent need to remove certain fundamental weaknesses like land degradation, water depletion, inadequacy of the infrastructure, tardy progress of technology diffusion and inadequate market integration etc.

Food security concerns that led to the green revolution and also created a larger fertiliser capacity remain an area of strategic importance to the Government. Future fertiliser policy will have to continue to address the issue of food security and in addition focus on affordability of fertilisers to farmers, volatility in international prices and WTO obligations. The issue of increasing the price of urea remains contentious, largely due to the small size of land holdings and lack of consensus among policy framers on the subject of formulating a long-term fertiliser policy. In future, feedstock pricing, both for natural gas and LNG, will have a crucial bearing on the competitiveness of players planning to switch to LNG or planning new capacities. Putting up a plant in West Asia, where natural gas is available at inexpensive prices, and ensuring supply through long-term supply contracts is a viable solution. Government may have to renegotiate the bound rate of duty of DAP which is at present 5%. This is crucial, as the current differential concession reimbursement may not be sustainable under WTO.

The Governments' phased withdrawal from this sector will lead to increased consolidation and emergence of certain large private sector multi-product players with nation-wide geographical presence and competitive cost structures. Long-term clarity on fertiliser pricing policy along with a pragmatic feedstock policy should lead to increased investment activity in future.

All stakeholders will have to make concerted efforts so that the momentum of growth in food grain production is maintained to meet the needs of the increasing population at acceptable level of nutritional standards.

PHARMA BUSINESS

INTRODUCTION

The pharmaceutical industry has been identified as one of the most important knowledge based industries in which India has a competitive advantage. A highly organized sector, the Indian Pharma Industry is estimated to be worth $ 4.5 billion, growing at about 8 to 9 percent annually. It ranks very high among the third world and is one of the largest and most advanced among the developing countries. From simple headache pills to sophisticated antibiotics and complex cardiac compounds, almost every type of medicine is now made indigenously. Indian Pharma Industry boasts of quality producers and many units are approved by regulatory authorities in USA and UK.

The Indian pharmaceutical industry markets many essential drugs at very competitive rates compared to those in the developed world. For e.g. prices of cardio-vascular drugs in India such as Atenolol and Enalapril are 25-30 times less than the US prices. This is particularly significant to the second most populous country in the world where affordable healthcare is crucial for the community.

PROFILE OF INDIAN PHARMA INDUSTRY

The pharmaceutical industry in India being highly fragmented has a wide range of over 100,000 drugs, (which includes vitamins, antibiotics, antibacterials, cardio-vascular drugs etc). There are about 250 large units and about 8000 Small Scale Units, which form the core of the pharmaceutical industry in India. These units produce the complete range of pharmaceutical formulations and about 350 bulk drugs.

PHARMACEUTICAL POLICY OF THE GOVERNMENT

The need for radically improving the policy framework for the pharma industry to face the challenges of liberalisation and WTO has been well recognised by the Government. The major policy initiatives announced by the Government are :

- Industrial licensing for the manufacture of all drugs and pharmaceuticals has been abolished except for bulk drugs produced by the use of recombinant DNA technology, bulk drugs requiring in-vivo use of nucleic acids and specific cell/tissue targeted formulations.
- Reservation of 5 drugs for the exclusive manufacture by the public sector was abolished, thus opening them up for manufacture by the private sector also.
- Foreign investment through automatic route was raised from 74 per cent to 100 per cent.
- Automatic approval for Foreign Technology Agreements is being given in the case of all bulk drugs, their intermediates and formulations except those produced by the use of recombinant DNA technology, for which the procedure prescribed by the Government would be followed.
- Extending the facility of weighted deductions of 150 per cent of the expenditure on in-house research and development to cover as eligible expenditure, the expenditure on filing patents, obtaining regulatory approvals and clinical trials.

GLOBALISATION OF INDIAN PHARMA COMPANIES

The Indian pharmaceutical industry is getting increasingly compliant to U.S. FDA to harness the growth opportunities in areas of contract manufacturing and research. Leading Indian pharma companies are increasingly focusing on tapping the U.S. generic market, projected to be around $18 billion by 2004.

Indian pharmaceutical interests in making a mark on the global scene got a boost when two leading companies licensed their molecules and Novel Drug Delivery System (NDDS) to MNCs.

Over the next three years many Indian companies are going to play an active role in a large number of such opportunities. Companies have acquired manufacturing facilities in developed countries, and have prominent presence in many smaller countries to sell branded generics. This is a major shift from earlier emphasis on Russia, Africa and such less developed markets.

R & D SCENARIO

Research is dominating the agenda of Indian Pharma companies in the race to become globally competitive. Average R & D expenses, as a percentage of sales, was 4.6 per cent in 2003 compared with 3.8 per cent last year. This is very low when compared to the investment on R & D by foreign research-based pharma companies who spend 15 - 20 per cent of the turnover on R & D. However, now that India is entering into the Patent protection area, many companies are spending more than 5 per cent of their turnover on R & D. The aggregate R & D spend by the major pharma companies increased by 60 per cent to Rs 430 crs.

The increase in R & D expenditure over the years has paid off dividends as seen from successes achieved by Pharma majors in both generics and new molecule development. The Indian Pharma companies have already achieved success in licensing molecules to international companies. The licensed molecules earn periodic milestone payments and royalty payments once they are commercialised.

The Government has announced many policy initiatives for the industry to focus on the R & D front.

- The Pharmaceutical and Biotechnology Industry is eligible for weighted deduction for R&D expense upto 150 per cent.
- R & D companies will also enjoy tax holiday for 10 years.
- Customs duty exemption on goods imported for use in Government funded R & D projects.
- Customs and excise duty exemption on domestic/import purchases for research purposes to recognised scientific and industrial research organisations.
- Depreciation allowance on plant & machinery set up based on indigenous technology.
- Three years excise duty waiver on patented products.
- Certification of indigenous development of bulk drug for claiming exemption from Drug price control order.
- A promotional research and development fund of Rs.150 crores is set up by the Government to promote research and development in the pharmaceuticals sector.

In addition to R&D in industry, substantial pharma related R&D is carried out in publicly funded research organisations, mainly by the laboratories of The Council of Scientific & Industrial Research (CSIR), The Indian Council of Medical Research (ICMR), around 25 universities and a few pharmacy colleges which are equipped with sophisticated laboratory equipment, instruments and pilot plant facilities.

R & D in the pharmaceutical industry in India is critical to find answers for some of the diseases peculiar to a tropical country like India and also for finding solutions for unmet medical needs. Industrial R & D groups can carry out limited primary screening to identify lead molecules or even candidate drugs for further in-vivo screening, pre-clinical pharmacology, toxicology, animal and human pharmacokinetics and metabolic studies before taking them up for human trials.

While India has adequate technical capabilities to carry out research in the areas as demanded by the industry, what is needed is a joint initiative of all stake holders. Huge investments have to be channelised into this sector of the industry on top priority. Many MNCs have started looking into this sector with a long term perspective.

SCENARIO UNDER INTELLECTUAL PROPERTY RIGHTS REGIME

The drug and pharmaceutical industry in the country today faces new challenges due to liberalization of the Indian economy, globalization of the world economy and on account of new obligations undertaken by India under the WTO Agreements.

As per WTO, from the year 2005, India will grant product patent recognition to all new chemical entities (NCEs) i.e., bulk drugs developed then onwards. Core competencies will play an important role in determining the future of many Indian pharmaceutical companies in the post product-patent regime after 2005.

The Indian Government's decision to allow 100 percent foreign direct investment into the drugs and pharmaceutical industry is expected to aid the growth of contract research in the country. Technology transfer to 100 percent Indian subsidiaries of MNCs is expected only in 2005.

In the post-2005 era technological component is expected to play a vital role in terms of delivering the drugs at the exact site in the human body, thus potentiating their action with the least of the adverse effects. Formulations with a new delivery system or a highly specialized system like the multi-cell-multilayer microdialysis cell technology or timed release etc. are highly technology intensive which are going to be the driving force in the pharmaceutical industry.

OPPORTUNITIES FOR INDIAN PHARMA INDUSTRY

Clinical development offers immense opportunities, due to the availability of large patient populations for many major diseases plus well run hospitals in major cities that can adopt GCP standards that meet the US FDA requirements. Leading western clinical research organizations (CROs) are setting up shop in India. In brief, CRO activity is ideally suited for India, especially for the more costly phase II and phase III trials. In addition, many large selling drugs are going off-patent through 2006, opening up window for Abbreviated New Drug Application (ANDA) filing as well.

The critical factor that contributes to the competitiveness of the Indian pharma industry, namely "the high quality low cost human resources" facilitates the production of drugs at 1/20th of the cost incurred in developed economies. Such competitive advantage could be extended to research function also which is again, human capital intensive. Scientists for R & D in India could be hired at 15 - 20 per cent of the cost prevailing in US.

Even accounting for higher levels of uncertainties among Indian companies to bring about blockbuster drugs, the low costs in conducting research makes them at par with the pharma companies in developed economies where the uncertainty is relatively low but the cost of overall research is astronomically high due to bloated costs of research inputs.

Global companies have become increasingly cost-conscious, as the average lifecycle of a research product is coming down. This presents an opportunity for Indian firms because of lower costs of drug discovery in India. There is considerable scope for collaborative R & D in India. India can offer several strengths to the international R & D community. These strengths relate to availability of excellent scientific talents who can develop combinatorial chemistry, new synthetic molecules and plant derived candidate drugs.

The scope of Indian companies getting transformed into research outfits of MNCs is quite high. Some of the indigenous pharma majors could become dominant players in niche segments with unmatchable price competitiveness. Contract Research (CR) is already in vogue in India.

FUTURE SCENARIO OF INDIAN PHARMA INDUSTRY

Most of the domestic companies are expanding the therapeutic reach through new product launches in high margin segments, thus enhancing the product portfolio and increasing the critical mass. The long-term objective will be to enter into higher platform of biotechnology and drug delivery systems.

Indian companies, in an effort to consolidate their position, will have to increasingly look at merger and acquisition options of either companies or products or act as in-licensing partners. In-licensing is either purchase of rights to market a product that another company has discovered and developed or undertaking the development and marketing of a product that another company discovered.This would help them to offset loss of new product options, improve their R&D efforts and improve distribution to penetrate markets.

The future of the industry will be determined by how well it markets its products to several regions and distributes risks, its forward and backward integration capabilities, its R&D, its consolidation through mergers and acquisitions, co-marketing and licensing agreements.

The future would also see the various participants of the industry - practitioners, chemists, clinics, hospitals and consumers - becoming more organized with duties and responsibilities clearly defined. Pharmaceuticals would be one of the most dynamic sector in the next decade, globally in general and in India in particular, with advent of these trends.

RISKS & CONCERNS THE MANAGEMENT PERCEIVE

The international and the domestic Penicillin industry are passing through a difficult situation. Chinese manufacturers after a short gap have started flooding their products in the international market. The Global majors have commissioned fresh capacities in South American and other markets.

In the domestic front one of the major consumers has gone for backward integration by commissioning a JV in China resulting in surplus supply situation. The domestic market scenario is expected to improve in the medium term if not in the short term. The removal of Pen-G from the negative list as per the recent EXIM policy is expected to have its contribution to the prevailing situation.

INTERNAL CONTROL SYSTEMS & THEIR ADEQUACY

The Company has an adequate and satisfactory independent internal control system in place duly supported by an Internal Audit Department. The Internal Audit Department is staffed with qualified and experienced personnel, who take up the review on a regular basis of all controls at different locations of the Company. An Audit committee of Directors, comprising wholly of independent, non-executive Directors, review the Company's financial and risk management policies.

DISCUSSION ON FINANCIAL PERFORMANCE WITH RESPECT TO OPERATIONAL PERFORMANCE

During the year following Accounting standards have been made applicable and the Company has complied with the same.

AS - 23 Accounts for Investments in Associates in Consolidated Financial Statements.

AS - 27 Financial Reporting of interests in Joint Ventures.

No provision has been made in the accounts for the year ended 31 March 2003 for the accumulated net deferred tax liability upto 31 March, 2001 amounting to Rs.11389 lacs as an interim stay of clause 33 of Accounting Standard 22 –'Accounting for taxes on income' - has been obtained from the Madras High court. Clause 33 of the above standard provides that the net deferred tax liability accumulated up to 31 March 2001 should be provided for, with a

corresponding charge to revenue reserves. On a transfer petition filed by the Institute of Chartered Accountants of India before the Supreme Court of India, the Honourable Court directed that all similar petitions filed in different High Courts be transferred to the Calcutta High Court. The petition is yet to be heard by the Calcutta High Court.

The deferred tax asset / (liability) as at 31 March 2003 and 31 March 2002 is as follows:

	As at 31 March 2003	As at 31 March 2002
Depreciation	**10469**	9995
Subsidy	**13886**	12172
Others	**43**	361
Deferred tax liability	**24398**	22528
Provision for doubtful debts	**264**	267
Carry forward business losses	**15140**	2501
Unabsorbed depreciation	**16902**	14817
Others	**118**	242
Deferred tax asset	**32424**	17827
Net deferred tax asset/(liability)	**8026**	(4701)

The following statements cover Financial Performance Review which are attached to this report.

a) Financial Summary

b) Segment Performance.

FINANCIAL SUMMARY

The summarised Profit and Loss Account of the Company is as follows:

(Rupees in lacs)

For the Year ended 31 March	2003	2002
Sales and Services	**163249**	170064
Other Income	**2208**	2134
Total Income (A)	**165457**	172198
Purchases	**815**	18656
Manufacturing and other expenses	**157873**	150418
Interest	**17803**	20236
Interest on advance against equity to SPIC Petro	**10573**	--
Interest and exchange fluctuation on FRN	**11628**	--
Depreciation	**4334**	4438
Total Expenditure (B)	**203026**	193749
Profit before Taxation (A-B)	**(37569)**	(21551)
Provision for Taxation	**--**	--
PROFIT AFTER TAXATION	**(37569)**	(21551)

SEGMENT WISE REVENUE, RESULTS AND CAPITAL EMPLOYED FOR THE YEAR ENDED 31 MARCH 2003

(Rs. in lacs)

	Particulars	Quarter ended 31 March 2003	Quarter ended 31 March 2002	Year ended 31 March 2003	Year ended 31 March 2002
A	**SEGMENT REVENUE**				
	a) AGRO INPUTS	27094.74	29606.87	123944.52	139573.64
	b) BULK DRUGS & FORMULATIONS	3351.30	2656.98	12416.65	11107.29
	c) OTHERS	24160.47	17674.63	27887.83	20305.32
	TOTAL	**54606.51**	49938.48	**164249.00**	170986.25
	LESS : INTER SEGMENT SALES	--	1.75	0.28	3.83
	NET SALES / INCOME FROM OPERATIONS	**54606.51**	49936.73	**164248.72**	170982.42
B	**SEGMENT RESULTS**				
	PROFIT / (LOSS) (BEFORE TAX AND INTEREST) FROM EACH SEGMENT				
	a) AGRO INPUTS	(2311.68)	(2856.04)	3957.89	9815.67
	b) BULK DRUGS & FORMULATIONS	377.42	(762.54)	1895.58	351.52
	c) OTHERS	290.62	(2973.12)	46.59	(3182.53)
	TOTAL	**(1643.64)**	(6591.70)	**5900.06**	6984.66
	LESS:				
i)	INTEREST	23443.11	4210.07	36136.49	20235.96
ii)	OTHER UNALLOCABLE EXPENDITURE NET OF UNALLOCABLE INCOME	5177.73	1071.59	7332.54	8299.50
	TOTAL LOSS BEFORE TAX	**(30264.48)**	(11873.36)	**(37568.97)**	(21550.80)
C	**CAPITAL EMPLOYED** (SEGMENT ASSETS - SEGMENT LIABILITIES)				
a)	AGRO INPUTS	29283.26	20386.43	29283.26	20386.43
b)	BULK DRUGS & FORMULATIONS	13655.46	13006.64	13655.46	13006.64
c)	OTHERS	2595.61	5249.83	2595.61	5249.83
	TOTAL	**45534.33**	38642.90	**45534.33**	38642.90

Note: Segment Capital Employed does not include unallocated Corporate net assets (including investments of Rs.39571.41 lacs).

MATERIAL DEVELOPMENTS IN HUMAN RESOURCES,INDUSTRIAL RELATIONS FRONT.

The Company considers the Human Resources as its most important asset and constantly endeavours to retain, nurture and groom talent to meet the current and future needs of the business.The Company currently has 2591 employees. The Company strongly believes in development of employees through training. Industrial Relations at the plants are cordial.

CAUTION

The report is based on the experience and information available to the Company in its businesses and assumptions in regard to domestic and global economic conditions, Government and regulatory policies. The performance of the Company is dependent on these factors . It may be materially influenced by the remote environment changes therein beyond the Company's control, affecting the views expressed in or perceived from this report.

LOANS & ADVANCES IN THE NATURE OF LOANS TO SUBSIDIARIES & ASSOCIATES

(Rs. lacs)

Sl.No.	Name of the Company		As at 31 March 2003	Maximum Balance during the year
1	Manali Petrochemical Ltd.	Associate	10	10
2	SPEL Semi conductor Ltd.	Associate	3680	3680
3	Tuticorin Alkali Chemicals & Fertilisers Ltd.	Associate	1211	1211

CORPORATE GOVERNANCE REPORT

1. **Company's philosophy on Code of Corporate Governance:**

As a responsible corporate citizen, your Company is fully aware that a business run on the principles of fairness, transparency and accountability aids in fostering a healthy relationship with all its stakeholders.

In its abiding commitment to adopt and follow the best practices of governance, your Company has been proactive to the changes introduced by SEBI and the Stock Exchanges for promoting a responsive and responsible business culture in the Country, through the Corporate Governance Code. From its experience, your Company would further endeavour to constantly upgrade management practices to conform to the norms of ideal corporate governance in the years to come.

This Report covers the Corporate Governance aspects in your Company for the financial year ended 31 March 2003.

2. **Board of Directors:**

As at 31 March 2003, the Board of Directors of the Company comprised of 16 members.

The Board of Directors is responsible for the management of the business of the Company and meets regularly for discharging its role and functions.

During the financial year 2002-03 viz., from 1 April 2002 to 31 March 2003, six Board Meetings were held on the following dates:

Date of the Board Meeting	Strength of the Board	No. of Directors present
15 April 2002	17	13
28 June 2002	17	12
26 July 2002	18	16
26 August 2002	18	15
31 October 2002	18	13
30 January 2003	17	13

Particulars of the Board's composition, attendance at Board Meetings and the previous Annual General Meeting, number of other Directorships held and Board-Committee memberships of the Company's Directors, as at 31 March 2003, are given below:

Sl. No.	Name of the Director, Designation and Category	Attendance at Board Meetings (Held : 6)	Attendance at previous AGM on 26 August 2002	No. of other Directorships (*)	Number of other Board-Committee positions (@)	
					As Chairman	As Member
1	Thiruvalargal Dr. A C Muthiah, Chairman (Managing Director) Executive Chairman	6	Yes	9	--	--
2	Ashwin C Muthiah, Vice-Chairman Non-Executive Non-Independent	6	Yes	10	1	2
3	M A Gowrishankar IAS, *TIDCO Nominee* (up to 28-6-2002) Non-Executive Independent	--	Not Applicable	13	--	2
4	M Madhavan Nambiar IAS, *TIDCO Nominee* (up to 31-10-2002) Non-Executive Independent	2	No	14	--	--

Sl. No.	Name of the Director, Designation and Category	Attendance at Board Meetings (Held : 6)	Attendance at previous AGM on 26 August 2002	No. of other Directorships (*)	Number of other Board-Committee positions (@)	
					As Chairman	As Member
	Thiruvalargal					
5	R Santhanam IAS, *TIDCO Nominee* (up to 28-6-2002) Non-Executive Independent	--	Not Applicable	7	--	--
6	M B Pranesh IAS, *TIDCO Nominee* (up to 28-6-2002) Non-Executive Independent	1	Not Applicable	3	--	--
7	S Venkitaramanan, Non-Executive Non-Independent	4	Yes	6	--	3
8	Dr K U Mada, Non-Executive Independent	5	Yes	5	1	8
9	N R Krishnan, Non-Executive Independent	5	Yes	3	2	1
10	Dr P L Sanjeev Reddy, *IDBI Nominee* Non-Executive Independent	6	Yes	4	--	2
11	R V Gupta, Non-Executive Non-Independent	4	Yes	6	3	6
12	P C Ghosh, *GIC Nominee* Non-Executive Independent	5	Yes	8	--	--
13	Babu K Verghese, Managing Director Executive	6	Yes	1	--	--
14	A Santhanakrishnan, Whole-time Director (up to 31-1-2003) Executive	6	Yes	3	--	--
15	M G Thirunavukkarasu, Finance Director Executive	6	Yes	4	1	1
16	S Rajagopal (from 15-4-2002) Non-Executive Non-Independent	6	Yes	1	--	--
17	S Gurumurthy UTI Nominee (from 15-4-2002 to 25-1-2003) Non-Executive Independent	5	Yes	1	--	--
18	J M Garg Nominee Director representing Working Capital Consortium (from 26-7-2002) Non-Executive Independent	4	No		--	--
19	T S Sridhar, IAS TIDCO Nominee (from 28-6-2002) Non-Executive Independent	2	Yes	2	--	--

Sl. No.	Name of the Director, Designation and Category	Attendance at Board Meetings (Held : 6)	Attendance at previous AGM on 26th August 2002	No. of other Directorships (*)	Number of other Board-Committee positions. (@)	
					As Chairman	As Member
20	Thiruvalargal N Narayanan, IAS TIDCO Nominee (from 28-6-2002) Non-Executive Independent	1	No	10	--	--
21	Arun Ramanathan, IAS TIDCO Nominee (from 28-6-2002) Non-Executive Independent	2	No	14	--	3
22	K Skandan, IAS TIDCO Nominee (from 31-10-2002) Non-Executive Independent	--	Not Applicable	14	--	2

(*) includes directorships held in public limited companies only. Directorships held in private companies, foreign companies and companies formed under Section 25 of the Companies Act, 1956 are excluded.

(@) includes positions held in Audit Committee, Shareholders'/Investors' Grievance Committee and Remuneration Committee of Directors only.

None of the Directors of the Company is a Chairman of more than five Board-Committees or a Member of more than ten Board Committees as stipulated in the Listing Agreement with Stock Exchanges.

As required under the Companies Act, 1956, two-thirds of the Board of Directors is subject to retirement by rotation. One-third of the aforesaid Directors retire from Office at each Annual General Meeting and qualify for re-appointment.

At the ensuing 33rd Annual General Meeting, Thiru S Venkitaramanan, Thiru M G Thirunavukkarasu and Thiru N R Krishnan, retire by rotation and being eligible offer themselves for re-appointment.

Additional Directors appointed by the Board hold office only up to the date of the immediately ensuing Annual General Meeting. Accordingly, Thiru Jawahar Vadivelu (Non-executive non-independent), co-opted as an Additional Director at the Board Meeting held on 30 April 2003, continues as Additional Director up to the ensuing 33rd Annual General Meeting and his election as a Director of the Board forms part of the Agenda for the said Meeting.

Thiru V R Mehta, aged 69 years, was appointed as Nominee Director of UTI-Asset Management Company Private Ltd., not liable for retirement of Directors by rotation, at the Board Meeting held on 30 April 2003.

The resume in brief/other details of the Directors, whose re-election/appointment are for the consideration of the Members at the ensuing 33rd Annual General Meeting, are furnished hereunder:

Thiru S Venkitaramanan

Thiru S Venkitaramanan, aged 72 years, is a former Governor of the Reserve Bank of India. He was associated with the Company first as its Director (1969-74) and then as its Vice-Chairman & President (1977-1983).

Thiru S Venkitaramanan holds directorships in the following companies, namely, Reliance Industries Ltd., Nicholas Piramal India Ltd., Ashok Leyland Finance Ltd., Ashok Leyland Investment Services Ltd., New Tirupur Area Development Corporation Ltd., Tamil Nadu Water Investment Co. Ltd., BPL Telecom Private Ltd., and WorldTel Tamilnadu Private Ltd.

Thiru S Venkitaramanan also holds positions in the following Board-Committees, namely, as a Member of the Audit Committee of Reliance Industries Ltd., Ashok Leyland Finance Ltd., and Nicholas Piramal India Ltd.

Thiru M G Thirunavukkarasu

Thiru M G Thirunavukkarasu, aged 54 years, is the Finance Director of the Company since June 1998. He is a Member of the Institute of Chartered Accountants of India, the Institute of Cost and Works Accountants of India and the Institute of Company Secretaries of India. He has vast experience of over three decades in corporate finance and accounting disciplines.

Thiru M G Thirunavukkarasu holds directorships in the following companies, namely, Technip India Ltd., SPIC Holdings and Investments Ltd., SPIC Fertilizers and Chemicals Ltd., Mauritius, SPEL Semiconductor Ltd., and National Aromatics and Petrochemicals Corporation Ltd.

Thiru M G Thirunavukkarasu also holds positions in various Board-Committees, namely, as the Chairman of the Securities Transfer and Investors' Grievance Committee of SPEL Semiconductor Ltd., as a Member of the Shareholders'/Investors' Grievance Committee, the Management Committee and the Finance Committee of the Company, and as a Member of the Audit Committee of SPEL Semiconductor Ltd.

Thiru N R Krishnan

Thiru N R Krishnan, aged 65 years, was a Member of the Indian Administrative Service. He was formerly the Secretary to the Government of India, in the Ministry of Fertilisers.

Thiru N R Krishnan holds directorships in the following companies, namely, Tamilnadu Road Development Company Ltd., Gujarat State Fertilisers and Chemicals Ltd., Escorts Ltd., and Tamilnad Mercantile Bank Ltd.

Thiru N R Krishnan also holds positions in various Board-Committees, as the Chairman of the Shareholders' / Investors' Grievance Committee of the Company, Member of the Audit Committee of the Company, Chairman of the Audit Committee of Tamilnadu Road Development Company Ltd., and Gujarat State Fertilisers and Chemicals Ltd., and Member of the Remuneration Committee of Gujarat State Fertilisers and Chemicals Ltd.

Thiru Jawahar Vadivelu

Thiru Jawahar Vadivelu, aged 38 years, holds a Master of Business Administration degree from the Asian Institute of Management, Philippines and has also done a programme in Investment Banking at the London Business School, U.K. He has rich experience in a broad spectrum of financial services.

Thiru Jawahar Vadivelu holds directorships in the following companies, namely, Oil & Natural Gas Corporation Ltd., Trust 1 Consulting Ltd., National Trust Housing Finance Ltd., and South India Corporation (Agencies) Ltd. He is also a Director of ACM Medical Foundation and ACM Educational Foundation.

Thiru Jawahar Vadivelu also holds positions in various Board-Committees, namely, as the Chairman of the Shareholders' and Investors' Grievance Committee and the Safety, Health and Environment Committee of Oil and Natural Gas Corporation Ltd., and as a Member of the Project Appraisal Committee and the Policy Planning Committee of Oil and Natural Gas Corporation Ltd.

3. Audit Committee:

The Company has an Audit Committee of the Board of Directors, formed in 1986.

The terms of reference of the Audit Committee, in brief, are as under:

a) To oversee the Company's financial reporting process;

b) To review the adequacy of the internal control systems;

c) To review with the Management, the annual financial statements before submission to the Board of Directors;

d) To review the adequacy of the internal audit function, reporting structure coverage and frequency of internal audit;

e) To review the findings of any internal investigations by the internal auditors and report the matter to the Board of Directors;

f) To review the Company's financial and risk management policies; &

g) To discuss with the external Auditors periodically about the nature and scope of Audit.

The Audit Committee met four times during the financial year 2002-03 on the following dates i.e., 27 June 2002, 26 August 2002, 31 October 2002 and 30 January 2003.

The Audit Committee comprises entirely of independent non-executive directors. The composition and the attendance of each Member at the Committee's Meetings are as follows:

Sl. No.	Name	Designation	No. of Meetings attended
	Thiruvalargal		
1	Dr. K U Mada	Chairman	3
2	Dr. P L Sanjeev Reddy	Member	4
3	M Madhavan Nambiar, IAS (up to 31-10-2002)	Member	--
4	R Santhanam, IAS (up to 28-6-2002)	Member	--
5	N R Krishnan	Member	3
6	Arun Ramanathan, IAS (from 31-10-2002)	Member	1
7	N Narayanan, IAS (from 28-6-2002)	Member	--

Thiru N Ramakrishnan, Company Secretary is the Secretary of the Audit Committee.

4. Management Committee:

The Management Committee, constituted by the Board of Directors in July 2001, oversees areas of operations of the Company in a Management supervisory role and as a reviewing authority.

Thiru Ashwin C Muthiah is the Chairman of the Management Committee, which comprises of the functional directors of the Company.

The Management Committee met nine times during the financial year 2002-03 on 9 May 2002, 25 July 2002, 11 October 2002, 11 November 2002, 2 December 2002, 23 December 2002, 17 January 2003, 17 February 2003 and 27 March 2003.

The composition of the Management Committee and the attendance of each Member at its Meetings are as follows:

Sl. No.	Name	Designation	No. of Meetings attended
	Thiruvalargal		
1	Ashwin C Muthiah	Chairman	9
2	Babu K Verghese	Member	9
3	M G Thirunavukkarasu	Member	9
4	A Santhanakrishnan (up to 31-1-2003)	Member/Convener	7

5. Finance Committee:

The Finance Committee of the Board of Directors is delegated/empowered by the Board of Directors to borrow term loan/medium term loan/ working capital, inter-corporate deposits, etc., up to the limit specified by the Board, to meet the funds requirement of the Company for normal capital/project expenditure besides working capital purposes.

The Finance Committee meets as and when circumstances warrant. The said Committee met once during the financial year 2002-03 on 15 October 2002.

The composition of the Finance Committee and the attendance of each Member at its Meeting are as follows:

Sl. No.	Name of the Director	Designation	Meetings attended	Category
	Thiruvalargal			
1	Dr. A C Muthiah	Chairman	1	Executive
2	Ashwin C Muthiah	Member	1	Non-Executive Non-Independent
3	M G Thirunavukkarasu	Member	1	Executive

6. Compensation/Remuneration Committee for Executive Directors:

Compensation/remuneration for Whole-time Directors is fixed by the Board of Directors. The remuneration policy presently followed by the Company to fix the remuneration of the Whole-time Directors (Executive Directors) takes into consideration the qualifications and functional experience of the individuals and the prevailing remuneration packages especially in the fertilizer industry. A Remuneration Committee of the Board has been constituted in April 2003.

The details of remuneration paid/payable to the Directors during the financial year, 2002-03 are as under:

Name of the Director	Salary & Perquisites (*) (Rs.)	Special Allowance (Rs.)	Sitting Fees (Rs.)
Thiruvalargal			
Dr. A C Muthiah Chairman (Managing Director)	3341366	4500000	--
Babu K Verghese Managing Director	2135641	960000	--
A Santhanakrishnan Whole-time Director (up to 31-1-2003)	1807626	600000	--

Name of the Director	Salary & Perquisites (*) (Rs.)	Special Allowance (Rs.)	Sitting Fees (Rs.)
Thiruvalargal			
M G Thirunavukkarasu Finance Director	1323373	600000	--
Dr. P R Sundaravadivelu @ Vice-Chairman (Managing Director) (up to 31-3-2002)	--	2400000	--
Ashwin C Muthiah			30000
Dr. K U Mada			40000
N R Krishnan			55000
R V Gupta			20000
S Venkitaramanan			20000
P C Ghosh ##			25000
Dr. P L Sanjeev Reddy			50000
M Madhavan Nambiar,IAS ##			20000
M B Pranesh, IAS ##			5000
Arun Ramanathan, IAS ##			20000
S Rajagopal			30000
S Gurumurthy			25000
T S Sridhar, IAS ##			10000
N Narayanan, IAS ##			5000

(*) includes Company's contribution to provident/superannuation/gratuity fund and leave encashment.

Sitting fees to the Directors paid directly to the financial institutions which they represent as Nominees on the Board of the Company.

@ Relating to the years 2000-01 and 2001-02 paid during the year with the approval of the Central Government.

Notes:

1. Details of period of appointment and notice period of the Whole-time Directors are as below:

Name of the Director	Period of Appointment		Notice Period (in months)
	From	To	
Thiruvalargal			
Dr. A C Muthiah	1-10-1998	30-9-2003	6
Babu K Verghese	1-10-2001	30-9-2004	3
M G Thirunavukkarasu	1-7-1998	30-6-2003	6

2. The components of remuneration as above are fixed. There is no performance-linked incentive.
3. The Company does not have a scheme for grant of stock options either to the Directors or to its employees.
4. The other Directors are not paid any remuneration other than sitting fees paid for attending meetings of the Board/its Committees.

7. Shareholders'/Investors' Grievance Committee:

A Share and Debenture Committee of the Board of Directors has been functioning since 1972. It was reconstituted in March 2001 as the "Shareholders'/Investors' Grievance Committee", with redefined terms of reference and responsibilities covering redressal of investor complaints besides the share-transfer related functions.

The Shareholders'/Investors' Grievance Committee is headed by Thiru N R Krishnan, an Independent, Non-Executive Director. Thiru N Ramakrishnan, Secretary, is the Compliance Officer. The said Committee met three times during the financial year, 2002-03, on 11 April 2002, 19 August 2002 and 20 December 2002.

To assist and facilitate the functioning of the Shareholders'/Investors' Grievance Committee and for expeditious processing of share transfers, the Board of Directors of the Company has authorised the Secretary and Whole-time Directors to decide on various issues like

transfers/transmission of securities in physical form, change in status of securities holders and confirmation of dematerialization. The delegated authority attended to the various issues, as above, on a fortnightly basis, during the financial year 2002-03, enabling speedy processing/approval of share transfers, transmissions etc., within 5 - 15 days of receipt of their request.

The composition of the Committee and attendance of each Member during the year are as under:

Sl. No.	Name of the Director	Designation	Meetings attended	Category
1	Thiruvalargal N R Krishnan	Chairman	3	Non-Executive Independent
2	M Madhavan Nambiar, IAS (up to 31-10-2002)	Member	2	Non-Executive Independent
3	A Santhanakrishnan (up to 31-1-2003)	Member	3	Executive Non-Independent
4	M G Thirunavukkarasu	Member	3	Executive Non-Independent
5	Arun Ramanathan, IAS (from 31-10-2002)	Member	1	Non-Executive Independent

There was no investor complaint pending redressal at the begining of the financial year 2002-03. During the year, 12 complaints were received from the investors (6 relating to non-receipt of dividend warrants, 3 relating to non-receipt of share certificates and 3 miscellaneous complaints). All the 12 complaints were replied/redressed to the satisfaction of the investors. The queries and grievances, if any, of the investors are attended/replied/redressed promptly, as and when received.

As on 31 March 2003, the pending issues were only those in respect of which proceedings are pending before the Court.

There were no share transfers pending registration as at 31 March 2003.

8. General Body Meetings:

The particulars of Annual/Extraordinary General Meetings held during the last three years are as under:

Year	Date & Time	Venue
1999-2000 (EGM)	Friday, 24 March 2000 4.35 P.M.	Kamaraj Arangam 492, Anna Salai, Teynampet, Chennai - 600 006.
1999-2000 (AGM)	Tuesday, 29 August 2000 2.45 P.M.	- - do - -
2000-2001 (AGM)	Thursday, 23 August 2001 10.00 A.M.	- - do - -
2001-2002 (AGM)	Monday, 26 August 2002 3.00 P.M.	- - do - -

No resolutions have been put through postal ballot.

9. Disclosures:

(a) During the financial year 2002-03, there are no materially significant related party transactions i.e., transactions of the Company of material nature, with its promoters, the Directors, or the management, their subsidiaries or relatives etc., having potential conflict with the interests of the Company at large.

(b) There are no instances of non-compliance by the Company, penalties, strictures imposed on the Company by the Stock Exchanges or SEBI or any Statutory Authority on any matter related to capital markets during the last three years.

(c) There are no pecuniary relationship or transactions of the Non-Executive Directors vis-à-vis the Company during the financial year 2002-03.

10. Means of Communication:

The quarterly, half-yearly and yearly financial results of the Company are forwarded to the Stock Exchanges immediately upon approval by the Board of Directors and are published in leading financial / non-financial newspapers in English and Tamil (regional language). Normally, the results are published in "The Financial Express" (English) / "The Business Line" (English) and in "Makkal Kural" (Tamil). The financial results are displayed on the Company's website, www.spicltd.com.

In accordance with Listing Agreement requirements, data pertaining to shareholding pattern, quarterly financial results etc., are displayed in the EDIFAR website of SEBI (http://sebiedifar.nic.in).

Financial results, apart from publication in newspapers, are not sent individually to the shareholders. During the year under review, no presentations were made to the institutional investors or analysts.

The Management Decision and Analysis Report forms part of the Annual Report.

11. General Shareholders' Information:

Date of Annual General Meeting & Time	:	Monday, 22 September 2003 at 3.00 P.M.
Venue	:	"Rajah Annamalai Hall", Chennai 600 108.
Dates of Book Closure	:	Wednesday, 10 September 2003 to Monday, 22 September 2003 (both days inclusive)
Demat ISIN for NSDL and CDSL	:	INE 147A01011
Listing on Stock Exchanges	:	

The equity shares of the Company are listed on 9 (nine) Stock Exchanges in India. The names of, and the stock code assigned to the Company's scrip by, the respective Stock Exchanges, are as below:

Name of the Stock Exchange	Stock Code
National Stock Exchange of India Ltd., Mumbai - 400 051.	5251
The Stock Exchange, Mumbai 400 001.	500758
Madras Stock Exchange Ltd., Chennai - 600 001.	SPI
Bangalore Stock Exchange Ltd., Bangalore - 560 027.	SPI
The Stock Exchange, Ahmedabad - 380 015.	56100
The Calcutta Stock Exchange Association Ltd., Kolkata - 700 001.	55
The Delhi Stock Exchange Association Ltd., New Delhi - 110 002.	00040
Cochin Stock Exchange Ltd., Cochin - 682 017.	--
The Hyderabad Stock Exchange Ltd., Hyderabad - 500 029.	--

The Company paid the listing fees for the financial year 2002-03 to all the aforesaid Stock Exchanges in time.

The Global Depository Receipts (GDRs) of the Company are listed at Societe de la Bourse de Luxembourg, Luxembourg.

Market/Share Price Data: (in Rs. Ps.)

MONTH	Mumbai Stock Exchange		National Stock Exchange	
	HIGH	LOW	HIGH	LOW
April 2002	9.90	7.00	9.00	6.40
May 2002	12.50	7.10	12.70	7.50
June 2002	14.50	11.15	15.80	11.00
July 2002	13.90	8.00	13.70	7.15
Aug 2002	9.00	7.55	9.00	7.55
Sept 2002	8.10	6.75	8.25	6.65
Oct 2002	7.45	6.55	7.70	6.55
Nov 2002	7.80	6.55	7.45	6.45
Dec 2002	7.80	6.50	7.90	6.00
Jan 2003	9.50	6.60	8.40	6.40
Feb 2003	7.15	5.75	7.05	5.70
Mar 2003	5.95	4.00	5.90	4.40

Performance of SPIC's equity shares vis-à-vis the BSE SENSEX:



3500
3400
3300
3200
3100
3000
2900
2800
2700
16
14
12
10
8
6
4
2
0
Apr-02
May-02
Jun-02
Jul-02
Aug-02
Sep-02
Oct-02
Nov-02
Dec-02
Jan-03
Feb-03
Mar-03
SENSEX
SPIC Share Price (High)

Registrar and Transfer Agents:

In line with SEBI's directive for appointment of common agency for share registry work, Cameo Corporate Services Limited have been appointed as the Company's Registrar and Transfer Agents for the entire share registry work, with effect from 30 January 2003:

Address of the Registrar and Transfer Agents (RTA)

Cameo Corporate Services Ltd.
"Subramanian Building"
1 Club House Road
Chennai - 600 002.
Tel : 044 - 28460390 / 28460495 / 28460084
Fax : 044 - 28460129
Email : cameo@cameoindia.com

Share Transfer System:

Presently, the share transfer documents which are received by the Company / RTA in physical form are processed, approved and kept ready for despatch within a period of 5 to 15 days.

Pursuant to SEBI Guidelines, the Company through its RTA is also offering the facility of transfer-cum-demat to shareholders/investors. Under this system, an option letter is sent to all the transferees indicating the particulars of shares transferred in their name and informing them that if they so desire, they can demat their shares by approaching their respective Depository Participants (DP) with the option letter. DP will take all the necessary steps with regard to demat of shares. In case the transferees do not wish to dematerialize the shares, they need not exercise the demat option. In such a case, the transferees can request the RTA to return the share certificates immediately. The RTA will, however, despatch the share certificates after 30 days from the date of the option letter, if no such requests are received from the shareholders.

Distribution of shareholding and shareholding pattern as at 31 March 2003 are as under:

(a) Distribution of Shareholding:

Sl. No.	Range	No. of Shares held	Per centage to paid up capital	No. of Members	Per centage to total Members
1	Upto 500	12613459	14.33	80509	87.07
2	501 - 1000	5418037	6.15	6704	7.25
3	1001 - 2000	4533648	5.15	2961	3.20
4	2001 - 3000	2286282	2.60	886	0.96
5	3001 - 4000	1403114	1.59	391	0.42
6	4001 - 5000	1512014	1.72	319	0.34
7	5001 - 10000	2878523	3.27	405	0.44
8	10001 and above	57402623	65.19	289	0.32
	Total	**88047700**	**100.00**	**92464**	**100.00**

(b) Shareholding Pattern:

Particulars	Equity Shares held	Per centage to paid-up capital
Promoters:		
(a) TIDCO	8840000	10.04
(b) Dr M A Chidambaram Group	17616281	20.01
The Bank of New York (as Depository for Global Depository Receipts)	18214700	20.69
Foreign Companies	40000	0.04
Non-resident Individuals	403208	0.46
Mutual Funds	13500	0.02
Foreign Institutional Investors	11050	0.01
Financial Institutions	7503018	8.52
Nationalised Banks	123215	0.14
Public and others	35282728	40.07
Total	**88047700**	**100.00**

Liquidity:

The Company's equity shares are regularly traded on the Mumbai and National Stock Exchanges in the compulsory demat segment. Apart from the above Stock Exchanges, the Company's shares are listed on seven other Stock Exchanges all over the Country.

- Outstanding GDRs/ADRs/Warrants or any convertible instruments, conversion date and likely impact on equity. : 3642940 GDRs equivalent to 18214700 equity shares
- Dematerialisation of Shares

  Investors have the option to hold the Company's shares in the dematerialized form through the NSDL and the CDSL.

Status of Physical/Demat Shares:

Mode	Shareholders/ Beneficial Owners	Shares	Per cent
Physical	50314	31363292	35.62
Demat	42150	56684408	64.38
Total	**92464**	**88047700**	**100.00**

Plant location:

Fertiliser	:	SPIC Nagar, Tuticorin - 628005.
Pharma	:	(i) Penicillin G Plant Plot No.C/14216, SIPCOT Industrial Complex, Kudikadu Village, Cuddalore - 607005.
		(ii) Formulations Plant Plot No.5, NH-7, Maraimalai Nagar, Chennai - 603209.
		(iii) Bulk Drugs Plant Plot No.3 & 4, NH-7, Maraimalai Nagar, Chennai - 603209.
Biotech	:	(i) Agro Biotech Centre Chitirai Chavadi, Pooluvapatti Post, Siruvani Road, Coimbatore - 641101.
		(ii) Bioproducts Agro Industrial Complex Chettiar Agaram Road, Porur, Chennai - 600116.
		(iii) Seed Conditioning Plant Kelamangalam Road, Mathigiri, Cattle Farm Post, Hosur - 635110, Dharmapuri District.
Address for communication	:	Principal Office: "SPIC House", 88 Mount Road, Guindy, Chennai - 600 032. Fax No. : 044 - 22350703 / 22352163 Email : sectrl.dep@spic.co.in

Financial Calendar for 2003-04
(tentative)

Reporting of results for :

First Quarter (April-June 2003)	:	By last week of July 2003
Second Quarter (July-September 2003)	:	By last week of October 2003
Third Quarter (October-December 2003)	:	By last week of January 2004
Fourth Quarter (January-March 2004) & for the year ending 31 March 2004	:	By last week of June 2004
Annual General Meeting	:	By end-August 2004

CERTIFICATE

To the Members of Southern Petrochemical Industries Corporation Limited

We have examined the compliance of conditions of Corporate Governance by Southern Petrochemical Industries Corporation Limited for the year ended on 31 March 2003, as stipulated in Clause 49 of the Listing Agreement of the said Company with Stock Exchanges in India.

The compliance of conditions of Corporate Governance is the responsibility of the Management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, and the representation made by the Directors and Management, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

We state that in respect of investor grievances received during the year ended 31 March 2003, no investor grievances are pending against the Company as per the records maintained by the Company and presented to the Shareholders' / Investors' Grievance Committee of the Company.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the Management has conducted the affairs of the Company.

For A F FERGUSON & Co.
Chartered Accountants
A.K.Mahindra
Partner

Place : Chennai
Date : 26 June 2003

AUDITORS' REPORT TO THE MEMBERS OF SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LIMITED

We have audited the attached balance sheet of Southern Petrochemical Industries Corporation Limited as at 31 March 2003 and also the profit and loss account and the cash flow statement for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Manufacturing and Other Companies (Auditor's Report) Order, 1988 issued by the Company Law Board in terms of section 227(4A) of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order:

Further to our comments in the Annexure referred to above, we report that :

(a) we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

(b) in our opinion, proper books of account as required by law have been kept by the Company, so far as appears from our examination of books;

(c) the balance sheet, the profit and loss account and cash flow statement dealt with by this report are in agreement with the books of account;

(d) in our opinion, read with Note 24 which refers to an interim stay of the operation of Clause 33 of Accounting Standard 22, obtained from the Madras High Court, the balance sheet, profit and loss account and cash flow statement dealt with by this report comply with the accounting standards referred to in Section 211(3C) of the Companies Act, 1956;

(e) on the basis of written representations received from the directors as on 31 March 2003 and taken on record by the Board of Directors, we report that none of the directors is disqualified as on 31 March 2003 from being appointed as a director in terms of section 274 (1) (g) of the Companies Act,1956.

(f) *As stated in Note 9, an amount of Rs 44872.43 lacs shown under Loans and Advances representing, Advances against Equity of Rs.15079.12 lacs, Inter Corporate Deposits of Rs.9756.99 lacs and interest of Rs. 20036.32 lacs, accrued on both, has been invested in SPIC Petrochemicals Limited (SPIC Petro), a project promoted by the Company in 1994-95. Apart from the above, debtors also includes Rs.522.96 lacs recoverable from Spic Petro.*

In view of the uncertainty in the implementation of the project a stage has been reached where, in our opinion, the possibility of full recovery is remote. The estimate of the impairment has not been made by the Company. We are unable to express an opinion on the amount of provision that may be required against the above amounts.

(g) *As stated in Note 10 consequent to the change in the policy parameters for the 7th and 8th pricing periods there was a revision in the retention price of urea. The Company has taken a view that some of the policy parameters cannot be amended retrospectively and has reworked the subsidy disregarding these amendments to the policy parameters as well as other disallowances made by the Government in its computation of retention price. As per these reworkings the Company has retained the subsidy of Rs 36954.74 lacs accrued in the books upto 31 March 2002 over and above the subsidy already granted by the Government.*

Pending making of the claim and the uncertainty involved in its acceptance by the Government, we are unable to express an opinion on the recoverability of the above referred subsidy of Rs 36954.74 lacs.

(h) *As stated in Note 11 the Company has preferred claims with the Government towards inventory carrying costs etc., amounting to Rs.3625.68 lacs which are outstanding for a considerable period of time. We are unable to express an opinion on the recoverability of the above amounts.*

(i) *Attention is invited to Note 12 which sets out the position regarding investments of Rs.7644.90 lacs , loans of Rs 4900.80 lacs, advance against equity of Rs.1000.00 lacs, guarantees of Rs.1825.00 lacs, interest and other recoverables of Rs.9045.30 lacs due from certain promoted companies for which no provision has been made in the accounts. In view of the poor operating performance of these companies, in our opinion, the possibility of full recovery is remote. The estimate of the loss has not been made by the Company. We are unable to express an opinion on the amount of provision that may be required against the above investments, loans, advance against equity, guarantees, interest and other recoverables aggregating to Rs.24416.00 lacs.*

(j) *As stated in Note 13 intercorporate deposits amounting to Rs.675.00 lacs given to four companies in 1999 are yet to be recovered with interest and Rs.2760.40 lacs is due towards ship hire charges, sale of ship and other recoverables from a Company which is in financial difficulties. We are unable to express an opinion on the recoverability of the above amounts.*

(k) *Attention is invited to Note 14 which explains the position regarding the restructuring of the Company's debt under the Corporate Debt Restructuring (CDR) scheme. The debt restructuring is pending approval from 40 participating lenders.*

Further all the special and general conditions imposed by the CDR cell are yet to be complied with. Pending implementation of the CDR the Company has provided interest on its loans based on the terms and rates specified in the CDR proposal resulting in a lower interest charge of Rs.4110.36 lacs in the profit and loss account. Pending confirmation of balances of loan/ interest as on 31 March 2003 by the respective 40 participating lenders we are unable to express an opinion in this matter.

(l) Subject to our comments in paragraphs (f), (g), (h), (i), (j) and (k) above, the effect of which could not be determined, in our opinion, and to the best of our information and according to the explanations given to us, the accounts give the information required by the Companies Act, 1956 in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India

(i) in the case of the balance sheet, of the state of affairs of the Company as at 31 March 2003;

(ii) in the case of the profit and loss account, of the loss for the year ended on that date; and

(iii) in the case of the cash flow statement, of the cash flows for the year ended on that date.

For A F FERGUSON & Co.,
Chartered Accountants

Place : Chennai
Date : 26 June 2003

A K Mahindra
Partner

Annexure referred to in paragraph 3 of the report of even date of the Auditors to the Members of Southern Petrochemical Industries Corporation Limited on the Accounts for the year ended 31 March 2003.

1. The Company has maintained proper records, showing full particulars including quantitative details and situation of fixed assets. The Company has a programme of physical verification of its fixed assets, over a period of three years. In accordance with this programme, certain fixed assets have been physically verified by the management during the year and no serious discrepancies have been noticed on such verification. In our opinion, the frequency of verification is reasonable having regard to the size of the Company and the nature of the assets.

2. The Company has revalued certain fixed assets during the year on the basis indicated in Note 4(d) to the accounts.

3. The stocks of finished goods, stores, spare parts and raw material have been physically verified by the management during the year. In our opinion, the frequency of verification is reasonable. In the case of stocks lying with third parties, certificates for such stocks have been obtained from most of the parties.

4. The procedures of physical verification of stocks followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.

5. The discrepancies noticed on verification of inventories as compared to the book records were not material.

6. In our opinion, the valuation of stocks is fair and proper in accordance with the normally accepted accounting principles and is on the same basis as in the previous year.

7. The Company has not taken any loans, secured or unsecured, from companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956, where the rates of interest and other terms and conditions of such loans are *prima facie* prejudicial to the interest of the Company. In terms of Section 370(6) of the Companies Act, 1956, provisions of the Section are not applicable to a Company on or after 31 October 1998.

8. The Company has not granted any loans, secured or unsecured, to companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956, where the rates of interest and other terms and conditions of such loans are *prima facie* prejudicial to the interests of the Company. In terms of Section 370(6) of the Companies Act, 1956, provisions of the Section are not applicable to a Company on or after 31 October 1998.

9. *Subject to loans and advances given to SPIC Petrochemicals Limited, certain promoted companies and certain other companies referred to in Notes 9, 12 and 13 of Schedule 15 together with our comments in para (f), (i) and (j) referred to in our report on the financial statements, the parties to whom loans and advances in the nature of loans have been given by the Company are repaying the principal amounts as stipulated and are regular in the payment of interest.*

10. In our opinion and according to the information and explanations given to us and having regard to the explanations that some of the items purchased/sold are of a special nature and for which comparative quotations/prices are not available, there are adequate internal control procedures, commensurate with the size of the Company and the nature of its business with regard to purchase of stores, raw-materials including components, plant and machinery, equipment and other assets and for the sale of goods.

11. According to the information and explanations given to us, and having regard to our comments in para 10 above, where transactions have been made with different parties, the transactions of purchase of goods and material and sale of goods, material and services made in pursuance of contracts or arrangements entered in the register maintained under Section 301 of the Companies Act, 1956, and aggregating during the year to Rs. 50000 or more in respect of each party, have been made at prices which are reasonable, having regard to the prevailing market prices of such goods, materials or services as available with the Company or the prices at which transactions for similar goods or services have been made with other parties.

12. As explained to us, the Company has a regular procedure for the determination of unserviceable or damaged stores, raw materials and finished goods and adequate provision has been made in the accounts. In respect of goods traded, adequate provision has been made in the accounts for goods found damaged during the physical verification of inventories.

13. In respect of deposits accepted from the public, the Company has complied with the provisions of Section 58-A of the Companies Act, 1956, and the Companies (Acceptance of Deposits) Rules, 1975.

14. As explained to us, the Company is maintaining reasonable records for the sale and disposal of realisable by-products and scrap.

15. In our opinion, the Company has an adequate internal audit system commensurate with the size and nature of its business.

16. We have broadly reviewed the books of accounts maintained by the Company, pursuant to the rules prescribed by the Central Government, for the maintenance of cost records under Section 209 (1) (d) of the Companies Act, 1956, in respect of the manufacture of fertilisers, sulphuric acid , Pencillin-G , bulk drugs and formulations and are of the opinion that *prima facie* the prescribed accounts and records have been made and maintained. We have not, however, made a detailed examination of the records with a view to satisfy ourselves that the records are complete and correct. We have been informed that the Central Government has not prescribed the maintenance of cost records in respect of other products.

17. According to the records of the Company, Provident Fund and Employees' State Insurance dues have been regularly deposited during the year with the appropriate authorities.

18. According to the information and explanations given to us, there are no material undisputed amounts payable in respect of income-tax, wealth-tax, sales-tax, customs duty and excise duty which are outstanding as on 31 March 2003 for a period of more than six months from the date they became payable.

19. On the basis of examination of books of account carried out by us in accordance with generally accepted auditing practices and according to the information and explanations given to us, no personal expenses of the employees or directors have been charged to the profit and loss account, other than those payable under contractual obligations or in accordance with the generally accepted business practice.

20. For the purpose of determining whether the Company is a sick company or not the effect of matters mentioned in paras (f), (g), (h), (i), (j) and (k) referred to in our report on the financial statements, which are not capable of being quantified i.e, unquantified qualifications, have not been taken into consideration. On this basis, in our opinion, the Company is not a sick industrial company within the meaning of clause (o) of sub section (1) of section 3 of the Sick Industrial Companies (Special Provisions) Act, 1985.

21. With regard to service activities of the Company, in our opinion,

    (i) the Company has a reasonable system of recording receipts, issues and the consumption of material and stores and allocating materials consumed to the relative jobs, commensurate with its size and nature of its business;

    (ii) the Company has a reasonable system of allocating man-hours utilised to the relative jobs, commensurate with its size and the nature of its business;

    (iii) there is a reasonable system of authorisation at proper levels and an adequate system of internal control, commensurate with the size of the Company and the nature of its business, on issue of stores and allocation of stores and labour to jobs.

For A F FERGUSON & Co.,
Chartered Accountants

Place : Chennai
Date : 26 June 2003

A K Mahindra
Partner

BALANCE SHEET AS AT 31 MARCH 2003

(Rupees in lacs)

	Schedule		As at 31 March 2003		As at 31 March 2002
SOURCES OF FUNDS					
Shareholders' funds:					
Share capital	1	**10054.77**		10054.77	
Reserves and Surplus	2	**102515.70**		76683.89	
			112570.47		86738.66
Loan funds:					
Secured	3	**165931.63**		153097.04	
Unsecured	4	**65771.84**		67921.58	
			231703.47		221018.62
TOTAL			**344273.94**		307757.28
APPLICATION OF FUNDS					
Fixed assets:	5				
Gross block			**243280.83**		228148.12
Less : Depreciation			**108940.64**		119978.38
Net block			**134340.19**		108169.74
Capital work-in-progress / advances			**3045.00**		15889.81
			137385.19		124059.55
Investments	6		**39571.41**		39401.75
Current assets, loans and advances:					
Inventories	7	**13182.87**		23200.87	
Sundry debtors	8	**22099.46**		24043.26	
Cash and bank balances	9	**2416.74**		2045.36	
Loans and advances	10	**151771.54**		153472.90	
		189470.61		202762.39	
Less : Current liabilities and provisions	11				
Liabilities		**55474.86**		60314.27	
Provisions		**8.54**		19.61	
		55483.40		60333.88	
Net current assets			**133987.21**		142428.51
Miscellaneous expenditure (Note 6) (to the extent not written off or adjusted)			**746.52**		1867.47
Profit and loss account			**32583.61**		--
TOTAL			**344273.94**		307757.28
Notes on accounts	15				

Per our report attached

For A F FERGUSON & CO.,
Chartered Accountants

A K MAHINDRA
Partner

Place : Chennai
Date : 26 June 2003

Dr A C MUTHIAH
Chairman

BABU K VERGHESE
Managing Director

M G THIRUNAVUKKARASU
Finance Director

N RAMAKRISHNAN
Secretary

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 MARCH 2003

(Rupees in lacs)

	Schedule		Year ended 31 March 2003		Year ended 31 March 2002
INCOME					
Sales and services		163248.81		170064.14	
Other income	12	2208.02		2134.26	
TOTAL INCOME			165456.83		172198.40
EXPENDITURE					
Purchase of finished goods			815.22		18656.41
Manufacturing and other expenses	13		157872.61		150418.45
Interest and financial charges (net)	14		17802.68		20235.96
Interest and exchange fluctuation on FRN (Note 16)			11627.84		--
Interest on advance against equity to SPIC Petro (Note 17)			10573.31		--
Depreciation for the year		6990.36		9297.63	
Less : Credit for amount withdrawn from revaluation reserve [Note 4(e)]		2656.22		4859.25	
			4334.14		4438.38
TOTAL EXPENDITURE			203025.80		193749.20
(Loss) for the year			(37568.97)		(21550.80)
Profit brought forward			--		911.74
Transferred from general reserve			4985.36		20639.06
Balance loss carried to balance sheet			(32583.61)		--
Basic and diluted earnings per share (Rs.)			(42.93)		(24.98)
Notes on accounts	15				

Per our report attached to the Balance Sheet

For A F FERGUSON & CO.,
Chartered Accountants

A K MAHINDRA
Partner

Place : Chennai
Date : 26 June 2003

Dr A C MUTHIAH
Chairman

BABU K VERGHESE
Managing Director

M G THIRUNAVUKKARASU
Finance Director

N RAMAKRISHNAN
Secretary

SCHEDULE 1

(Rupees in lacs)

SHARE CAPITAL		As at 31 March 2003		As at 31 March 2002
Authorised:				
19,10,00,000 Equity shares of Rs.10 each	**19100.00**		19100.00	
1,09,00,000 Redeemable cumulative preference shares of Rs.100 each	**10900.00**		10900.00	
		30000.00		30000.00
Issued, subscribed and paid up:				
8,80,47,700 Equity shares of Rs.10 each	**8804.77**		8804.77	
3,00,000 14.50% Redeemable cumulative non-convertible preference shares of Rs.100 each	**300.00**		300.00	
8,50,000 11.50% Redeemable cumulative non-convertible preference shares of Rs.100 each	**850.00**		850.00	
1,00,000 10.00% Redeemable cumulative non-convertible preference shares of Rs.100 each	**100.00**		100.00	
		10054.77		10054.77

1. **Equity shares:**

(a) 1,70,00,000 Equity shares were allotted as fully paid up bonus shares, by capitalisation of Rs.1700 lacs, from General Reserve.

2. **Preference shares:**

(a) 14.50 per cent Redeemable cumulative non-convertible preference shares of Rs. 300 lacs issued on private placement basis, redeemable at par after the expiry of 60 months from the date(s) of allotment, have fallen due for redemption during the year 2001-02.

(b) 11.50 per cent Redeemable cumulative non-convertible preference shares of Rs. 850 lacs issued on private placement basis, redeemable at par after the expiry of 36 months from the date(s) of allotment, have fallen due for redemption during the year.

(c) 10.00 per cent Redeemable cumulative non-convertible preference shares of Rs: 100 lacs issued on private placement basis are redeemable at par after the expiry of 36 months from the date(s) of allotment.

SCHEDULE 2

(Rupees in lacs)

	As at 31 March 2002	**Additions**	**Deductions**	**As at 31 March 2003**
RESERVES AND SURPLUS				
Securities Premium Account	13322.35	--	--	**13322.35**
Debenture Redemption Reserve	3800.00	--	--	**3800.00**
Revaluation Reserve Account [Note 4]	48076.18	**35086.61**	**4269.44**	**78893.35**
Capital Redemption Reserve	6500.00	--	--	**6500.00**
General Reserve	4985.36	--	**4985.36***	--
	76683.89	**35086.61**	**9254.80**	**102515.70**

* Transferred to profit and loss account

SCHEDULE 3

(Rupees in lacs)

	As at 31 March 2003	As at 31 March 2002
SECURED LOANS		
I. Privately placed non-convertible debentures :		
(i) Series VII	**6514.03**	5839.79
(ii) Series VIII (interest accrued and due)	**112.87**	179.57
(iii) Series XIII	**11555.04**	11138.84
II. Loans :		
(a) From banks		
(i) Term loans	**3495.02**	3711.50
(ii) Working capital loans and cash credit facilities	**108237.82**	97253.66
(b) From financial institutions		
Term loans	**36016.85**	34973.68
	165931.63	153097.04

Notes:

1. (a) Debentures disclosed in Item I above, are secured / to be secured by a *pari-passu* charge on immovable properties, both present and future, by way of joint equitable mortgage and charge on the movable assets, both present and future, by way of hypothecation (save and except book debts), subject to prior charge on current assets in favour of the Company's Bankers, except for charges stated in 3(b) below.

   (b) Series VII Non-Convertible Debentures of Rs. 5000 lacs, included under item I (i) above, are redeemable at par as follows :

   (i) Rs.2500 lacs on 1 August 2002

   (ii) Rs.2500 lacs on 1 August 2003

   (c) Series XIII Non-Convertible Debentures of Rs.10000 lacs included under item no. I (iii) above, are redeemable at par as follows :

   (i) Rs.3333.33 lacs on 18 April, 2003 and on 29 August 2003

   (ii) Rs.3333.33 lacs on 18 April, 2004 and on 29 August 2004

   (iii) Rs.3333.34 lacs on 18 April, 2005 and on 29 August 2005

2. (a) Term loan of Rs.256.72 lacs (previous year Rs.219.09 lacs) from a bank, included under item II(a)(i) is secured by a *pari passu* charge by way of joint equitable mortgage of all immovable properties and secured by way of hypothecation (subject to Bankers' prior charges) of all the present and future movable properties of the Company except for charges stated in 3(b) below.

   (b) Term loans of Rs.3238.30 lacs (previous year Rs.3492.41 lacs), included under item II(a)(i), availed from foreign banks are secured by guarantee issued by a nationalised Bank, which guarantee is secured by a *pari passu* second charge on immovable properties by way of joint equitable mortgage.

3. (a) Term loans of Rs.31963.40 lacs (previous year Rs.31349.93 lacs), from financial institutions, included under II(b), are secured / to be secured by a *pari passu* charge by way of joint equitable mortgage of all immovable properties and secured by way of hypothecation (subject to bankers' prior charges) of all present and future movable properties of the Company except for charges stated in 3(b) below. Loans in respect of one institution are to be further secured by pledge of specified shares.

   (b) Term loan of Rs.1251.90 lacs (previous year Rs.1123.75 lacs) from a financial institution included under item II(b), is secured by equitable mortgage of all immovable properties of the Tissue Culture Project.

   (c) Term loan of Rs.2801.55 lacs (previous year Rs.2500 lacs) from a financial institution included under item II(b), is to be secured by a *pari passu* charge by way of joint equitable mortgage of the Company's Housing colony at Tuticorin.

4. Working capital facilities from banks, disclosed under item II(a)(ii), are secured by way of hypothecation of inventories and all present and future book debts of the company including Government subsidies and secured / to be secured by second charge on immovable properties by way of joint equitable mortgage, except for charges stated in 3(b) above and are further secured / to be secured by Personal Guarantee of a director (which has been counter guaranteed by the Company) and by pledge of shareholding of the private promoters in the company and pledge of shares held by the company which have been identified for disinvestment.

SCHEDULE 4

(Rupees in lacs)

UNSECURED LOANS

	As at 31 March 2003	As at 31 March 2002
(a) Floating rate notes	**56988.00**	58572.00
(b) Fixed deposits	**2898.78**	3441.58
(c) Short-term loans and advances from other than banks	**5770.00**	5810.00
(d) Long-term loans and advances from others	**115.06**	98.00
	65771.84	67921.58

SCHEDULE 5

FIXED ASSETS

(Rupees in lacs)

Description	COST OR VALUATION					DEPRECIATION					NET BOOK VALUE	
	As at 31 March 2002	Revaluation uplift	Additions/ Adjustments	Deductions/ Adjustments	As at 31 March 2003	As at 31 March 2002	Revaluation uplift	For the Year	Deductions/ Adjustments	As at 31 March 2003	As at 31 March 2003	As at 31 March 2002
Freehold land and development	5154.60	**2372.02**	**0.09**	**27.13**	**7499.58**	--	--	--	--	--	**7499.58**	5154.60
Leasehold land	130.39	--	--	**0.46**	**129.93**	--	--	--	--	--	**129.93**	130.39
Buildings and sanitary fittings	28985.39	**4740.22**	**23.91**	**172.40**	**33577.12**	8573.52	**1686.47**	**558.92**	**15.30**	**10803.61**	**22773.51**	20411.87
Plant and machinery	174676.05	**13719.51**	**1300.22**	**1979.39**	**187716.39**	101081.78	**-14543.84**	**5353.40**	**762.76**	**91128.58**	**96587.81**	73594.27
Electrical fittings and water supply installations	5915.90	**997.81**	**3.42**	**13.61**	**6903.52**	3191.26	**125.11**	**247.33**	**0.21**	**3563.49**	**3340.03**	2724.64
Furniture, fixtures, office and other equipment	5015.67	--	**168.44**	**294.07**	**4890.04**	2372.56	--	**304.42**	**164.59**	**2512.39**	**2377.65**	2643.11
Roads	882.98	**191.13**	--	--	**1074.11**	532.07	**-318.08**	**23.57**	--	**237.56**	**836.55**	350.91
Railway siding	501.31	**36.77**	--	**11.15**	**526.93**	86.42	**21.19**	**19.88**	--	**127.49**	**399.44**	414.89
Vehicles	1059.77	--	**46.27**	**142.83**	**963.21**	567.72	--	**101.18**	**101.38**	**567.52**	**395.69**	492.05
Ships	5826.06	--	--	**5826.06**	--	3573.05	--	**381.66**	**3954.71**	--	--	2253.01
Total	228148.12	**22057.46**	**1542.35**	**8467.10**	**243280.83**	119978.38	**-13029.15**	**6990.36**	**4998.95**	**108940.64**	**134340.19**	
Previous year	227842.60	--	1789.00	1483.48	228148.12	111805.47	--	9297.63	1124.72	119978.38		108169.74
Capital work-in-progress / advances											**3045.00**	15889.81
TOTAL											**137385.19**	124059.55

Net deductions for the year on account of exchange fluctuation is Rs. 386.81 lacs (previous year net additions Rs. 905.63 lacs)

SCHEDULE 6

(Rupees in lacs)

	As at 31 March 2003	As at 31 March 2002
INVESTMENTS		
NON - TRADE (AT COST) - LONG TERM (Unquoted unless otherwise stated)		
In Kisan Vikas Patra	**19.35**	19.35
In Indira Vikas Patra	**36.81**	47.81
In shares (fully paid)		
25 shares of Rs.5 each in Kodaikanal Co-operative Stores Limited costing Rs. 125	**--**	--
15 shares of Rs.50 each in Cuffe Castle Co-operative Housing Society Limited	**0.01**	0.01
Chennai Willingdon Corporate Foundation 50 Equity shares of Rs. 10 each	**--**	--
In units of Unit Trust of India 25020 units of Rs. 10 each	**3.36**	3.36
In GIC Fortune-94 units of GIC Mutual Fund 12626 units of Rs.10 each	**1.00**	1.00
In 11 per cent MSEB bonds	**7.07**	10.40
In 13.75 per cent IDCOL bonds	**--**	15.75
In APSEB Bonds	**23.29**	--
TRADE (AT COST)-LONG TERM		
(Fully paid Equity shares and unquoted, unless otherwise stated)		
IN SUBSIDIARY COMPANIES		
Indo-Jordan Chemicals Company Limited 23163000 Equity shares of JD 1 each	**13747.68**	13747.68
SPIC Holdings and Investments Limited 30000000 Equity shares of Rs. 10 each	**3000.00**	3000.00
Ind-Ital Chemicals Limited 88815 Equity shares of Rs. 100 each	**232.67**	232.67
Gulf SPIC Bahrain EC, Bahrain 29700 Equity shares of BD 1 each	**33.38**	33.38
SPIC Fertilizers and Chemicals Ltd, Mauritius 32640000 Equity shares of USD 1 each	**11807.40**	11807.40
SPIC Biotechnologies Limited 50000 (previous year 70) Equity shares of Rs. 10 each	**5.00**	0.01
OTHERS		
Gulf SPIC General Trading & Contracting Co. WLL., Kuwait 49 Equity shares of KD 2500 each	**171.46**	--
Technip India Limited 1450000 Equity shares of Rs. 10 each	**145.00**	145.00

INVESTMENTS (Contd.) (Rupees in lacs)

		As at 31 March 2003		As at 31 March 2002
Industries Chimiques Du Senegal (ICS) Senegal, West Africa 147097 Equity shares of 10000 CFA.F each		443.43		443.43
Tuticorin Alkali Chemicals and Fertilisers Limited 6680113 Equity shares of Rs. 10 each (quoted)		1935.67		1935.67
South India Corporation (Agencies) Limited 266667 Equity shares of Rs. 10 each (quoted)		80.00		80.00
Tamilnadu Petroproducts Limited 15234375 Equity shares of Rs. 10 each (quoted)		1980.47		1980.47
SPIC-JEL Engineering Construction Limited 900000 Equity shares of Rs. 10 each		146.16		146.16
SPEL Semiconductor Limited 10551994 Equity shares of Rs. 10 each (quoted)		1224.91		1224.91
Manali Petrochemical Limited 43910702 Equity shares of Rs. 10 each (quoted)		4484.32		4484.32
Biotech Consortium India Limited 250000 Equity shares of Rs. 10 each		25.00		25.00
ICICI Bank Limited 383 Equity shares of Rs. 10 each (quoted)		0.20		0.20
State Bank of Bikaner and Jaipur 345 shares of Rs. 100 each (quoted)		1.85		1.85
Cuddalore SIPCOT Industries Common Utilities Ltd 15915 equity shares of Rs. 100 each		15.92		15.92
		39571.41		39401.75
Aggregate value of unquoted investments		29863.99		29694.33
Aggregate value of quoted investments		9707.42		9707.42
Market value of quoted investments		4251.08		4146.38

SCHEDULE 7

INVENTORIES

Stores and spares		5495.03		5657.57
Raw materials		2824.30		4912.44
Work-in-process		839.05		771.39
Contracts-in-progress	1413.54		16304.98	
Less : progress payments received	538.39		14271.37	
		875.15		2033.61
Finished goods		3149.34		9825.86
		13182.87		23200.87

SCHEDULE 8

(Rupees in lacs)

SUNDRY DEBTORS

		As at 31 March 2003		As at 31 March 2002
Unsecured :				
Debts outstanding for a period exceeding six months:				
Considered good	**7043.15**		8911.10	
Considered doubtful	**980.93**		954.85	
		8024.08		9865.95
Other debts:				
Considered good		**15056.31**		15132.16
		23080.39		24998.11
Less : Provision for doubtful debts		**980.93**		954.85
		22099.46		24043.26

SCHEDULE 9

CASH AND BANK BALANCES

		As at 31 March 2003	As at 31 March 2002
Cash and cheques on hand		**13.05**	14.06
Bank Balances			
With scheduled banks :			
In current accounts		**269.48**	283.76
In fixed deposits		**2133.62**	1742.11
With other banks :			
In current accounts			
- The Gulf Bank, Kuwait	(1)	**0.14**	5.29
- Burgan Bank, Kuwait	(2)	**0.45**	0.14
		2416.74	2045.36

Maximum Balance at any time during the year

	Current Year	Previous Year
(1)	Rs. 5.36 lacs	Rs. 5.29 lacs
(2)	Rs. 39.78 lacs	Rs. 204.07 lacs

SCHEDULE 10

(Rupees in lacs)

LOANS AND ADVANCES

		As at 31 March 2003		As at 31 March 2002
Advances to subsidiary companies		**8107.50**		**8000.98**
Advances recoverable in cash or in kind or for value to be received:				
Secured-Considered good		**197.18***		628.95*
Unsecured:				
Considered good	**142090.18**		143870.67	
Considered doubtful	**1.24**		17.26	
	142091.42		143887.93	
Less : Provision for doubtful advances	**1.24**		17.26	
		142090.18		143870.67
Income-tax payments less provision		**1231.77**		965.86
Balance with Customs, Port Trust and Central Excise on current accounts		**144.91**		6.44
		151771.54		153472.90

* Represents employees' loans which is disclosed net of loans of Rs. 662.80 lacs (previous year Rs. 2303.16 lacs) received from Housing Finance companies. The said loans received are secured by equitable mortgage of employees' properties who have availed loans under the scheme.

SCHEDULE 11

CURRENT LIABILITIES AND PROVISIONS

		As at 31 March 2003		As at 31 March 2002
CURRENT LIABILITIES:*				
Sundry creditors				
- total outstanding dues to small scale industrial undertakings	**30.32**		9.85	
- others	**54212.74**		57062.02	
Unclaimed dividends	**129.00**		145.18	
Interest accrued but not due on loans	**1102.80**		3097.22	
		55474.86		60314.27
PROVISIONS:				
Gratuity		**8.54**		19.61
		55483.40		60333.88

*There are no amounts due and outstanding to be credited to the Investor Education and Protection Fund

SCHEDULE 12

OTHER INCOME

	Year ended 31 March 2003	Year ended 31 March 2002
Dividends from trade investments	**445.25**	427.56
Dividends from subsidiary companies	**8.88**	--
Interest from non-trade investments (Tax deducted at source Rs.0.24 lacs; previous year Rs. Nil)	**1.96**	0.27
Miscellaneous	**1751.93**	1706.43
	2208.02	2134.26

SCHEDULE 13

(Rupees in lacs)

		Year ended 31 March 2003		Year ended 31 March 2002
MANUFACTURING AND OTHER EXPENSES				
Raw materials consumed				
Opening stock	4912.44		2956.06	
Add: Purchases	66824.04		66560.76	
	71736.48		69516.82	
Less: Cost of raw materials sold	1202.52		745.12	
	70533.96		68771.70	
Less: Closing stock	2824.30		4912.44	
Raw materials consumed		67709.66		63859.26
Stores and spares consumed		950.70		1541.22
Power, fuel and water charges		25510.26		20116.30
Sales promotion expenses		351.50		544.77
Salaries, wages and bonus		7598.51		7817.33
Contribution to gratuity and superannuation funds		997.16		244.16
Contribution to provident and other funds		286.85		311.99
Staff welfare expenses		609.67		660.89
Rent		1010.70		1427.08
Rates and taxes		137.60		384.73
Excise duty		1654.81		1554.02
Insurance		1099.56		906.27
Repairs to:				
Plant and machinery	1436.01		2138.65	
Buildings	506.04		871.04	
Others	1226.27		486.60	
		3168.32		3496.29
Rebates and discounts		5753.86		5270.74
Packing, transportation and handling		8904.77		11014.04
Provision for doubtful debts and advances (net)		10.06		60.71
Turnover tax		996.82		1119.72
Loss on sale of assets (net)		262.42		0.29
Loss on sale of investments		--		2976.90
Supply of materials and equipment for construction contracts		2592.08		1799.92
Sub-contractors payments		1480.99		3738.44
Miscellaneous expenses		5286.01		8177.34
Opening Stock				
Finished goods	9825.86		13167.42	
Work-in-process (including Contracts in progress)	17076.37		27130.85	
	26902.23		40298.27	
Closing Stock				
Finished goods	3149.34		9825.86	
Work-in-process (including Contracts in progress)	2252.59		17076.37	
	5401.93		26902.23	
		21500.30		13396.04
		157872.61		150418.45

SCHEDULE 14

(Rupees in lacs)

		Year ended 31 March 2003		Year ended 31 March 2002
INTEREST AND FINANCIAL CHARGES				
On debentures		**1502.43**		2028.71
On other fixed interest bearing Loans		**6021.62**		7972.20
On others		**10418.59**		17413.94
		17942.64		27414.85
Less : Interest on advances to companies	--		4846.86	
Interest on deposits, book debts, loans and others (Tax deducted at source on interest received Rs. Nil; previous year Rs.66 lacs)	**139.96**		2332.03	
		139.96		7178.89
		17802.68		20235.96

SCHEDULE 15

NOTES ON ACCOUNTS FOR THE YEAR ENDED 31 MARCH 2003

1. **ACCOUNTING POLICIES**

The significant accounting policies followed by the Company are as stated below:

(i) **Fixed Assets and Depreciation**

Fixed Assets are capitalised at acquisition cost, including directly attributable cost of bringing the assets to its working condition for the intended use. Borrowing costs incurred on fixed assets from 1 April 2000 are being capitalised in accordance with the Accounting Standard 16, which comes into effect in respect of accounting periods commencing on 1 April 2000.

Certain assets have been revalued as on 1.1.1985, 31.3.1996, 1.4.1998, 31.3.1999, 31.3.2000 and 1.4.2002 and the resultant surplus has been added to the cost of the assets.

Depreciation on fixed assets is provided on straight-line method in accordance with Schedule XIV to the Companies Act, 1956. Where carrying value of an asset has undergone subsequent changes on account of exchange fluctuation, the depreciation on the revised unamortised depreciable amount is provided prospectively over the residual useful life of the assets.

(ii) **Foreign Currency Transactions**

Foreign currency transactions are recorded in the books by applying the exchange rate as on the date of the transaction.

Foreign currency liabilities, arising on account of acquisition of assets, are converted at the exchange rate prevailing on the last working day of the accounting year or forward contract rates, as applicable, and the exchange difference is adjusted to the cost of assets.

Investments in foreign currency are reported using the exchange rate at the date of the transaction.

Other foreign currency assets and liabilities are converted at the exchange rate prevailing on the last working day of the accounting year or forward contract rates, as applicable, and the exchange difference is adjusted to the profit and loss account except in case of forward contracts, where the difference between forward rate and exchange rate at the date of the transaction is recognised over the life of the contract.

(iii) **Investments**

Long term investments are valued at cost. Borrowing costs incurred on specific borrowings for funds used for investments in / advances made to companies (where such advances are to be adjusted eventually against the equity to be issued by those companies) are capitalised as part of the carrying amount of the investments / advances. The company follows this policy in respect of those companies promoted by it and where it has an effective control over the operations of the investee companies. This policy of capitalising such borrowing costs has been discontinued from the current year and interest capitalised for the period 1.4.2000 to 31.3.2002 has been charged to the profit and loss account (Refer Note 17).

(iv) **Inventories**

Inventories are valued at lower of cost and net realisable value except stores, spares and loose tools, which are valued at cost and/ or below cost. The method of determining cost of various categories of inventories of various divisions is as follows:

Stores, spares and raw materials	-	*Monthly weighted average method/first in first out method/annual average method*
Loose tools	-	Valued at cost which is depreciated over a period of three to eight years on straight line method
Work-in-Process and finished goods	-	Average cost of last quarter's production/ average annual cost, computed on full absorption costing method.

(v) **Revenue Recognition**

(a) Revenue in respect of sale of products and scrap is recognised at the point of despatch to customers from plants and warehouses.

(b) Under the retention pricing scheme, the Government of India reimburses the fertiliser industry, the difference between the retention price based on the cost of production and selling price (realised from the farmers) as fixed by the Government from time to time, in the form of a subsidy. This has been accounted as income on the basis of movement of fertiliser from the factory as per the procedure prescribed by the Government and not on the basis of ultimate sales. In the case of increase in input costs / expenses for which retention price is yet to be announced, the Company makes a reasonable estimate of incremental amount due and accrues the same as income for the year.

(c) Long-term contracts which were hitherto being accounted on completed contract method is, from the current year, being accounted on percentage completion method (see note 22).

(vi) **Research and Development Expenditure**

Research and Development expenditure is charged to the profit and loss account in the year in which it is incurred.

(vii) **Retirement Benefits**

Contribution to provident fund is made monthly, at a predetermined rate, to the Provident Fund Trust and accounted on an accrual basis.

Liability for superannuation, gratuity and leave encashment benefit is provided based on an actuarial valuation and accounted on accrual basis.

Liability under voluntary retirement scheme is charged to the profit and loss account over a period of five years from the accounting year in which the liability is incurred.

(viii) **Premium payable on redemption of debentures**

Premium payable on redemption of debentures is accounted for in the year of redemption of debentures.

(ix) **Share and Debenture issue expenses**

Issue expenses are adjusted directly to securities premium account.

2. (a) Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances) Rs. 533.97 lacs (previous year Rs.119.98 lacs).

(b) Cumulative Preference Dividend and dividend tax not provided up to 31 March 2003 is Rs. 672.95 lacs (previous year Rs. 444.44 lacs).

3. **Contingent Liabilities**

(a) Bills and Cheques discounted Rs.883.34 lacs (previous year Rs.1715.61 lacs)

(b) Claims not acknowledged as debts Rs. 5391.37 lacs (previous year Rs.4964.56 lacs)

(c) Guarantees/Security given to banks/financial institutions on behalf of other companies Rs. 6720 lacs (previous year Rs. 6720 lacs).

4. (a) Fixed assets (other than furniture and fittings, office equipment, vehicles, ships and certain buildings and plant and machinery) have been revalued as on 31 March 1996 on the basis of 'Existing Use Value' by independent professional valuers. The resultant surplus on such revaluation over the written down value of these assets amounting to Rs.36659.06 lacs has been credited to Revaluation Reserve as on 31 March 1996.

(b) Land, buildings and plant and machinery relating to Pharmaceuticals and Biotechnology Divisions have been revalued as on 31 March 1999, on the basis of 'Existing Use Value' by independent professional valuers. The resultant surplus on such revaluation over the written down value of these assets amounting to Rs.5412.77 lacs has been credited to Revaluation Reserve as on 31 March 1999.

(c) Fixed assets (other than furniture and fittings, office equipments and vehicles) of the Tuticorin Plant have been revalued as on 31.3.2000 on the basis of 'Existing Use Value' by independent professional valuers. The resultant surplus on such revaluation over the written down value of these assets amounting to Rs.30905.38 lacs has been credited to Revaluation Reserve as on 31.3.2000.

(d) *Fixed assets (other than furniture and fittings, office equipment and vehicles) of the Tuticorin Plant have been revalued as on 1.4.2002* on the basis of 'Existing Use Value' by independent professional valuers. The resultant surplus on such revaluation over the written down value of these assets amounting to Rs. 35086.61 lacs has been credited to Revaluation Reserve as on 01.4.2002.

(e) The depreciation charge for the year shown in the profit and loss account is after deducting an amount of Rs. 2656.22 lacs (previous year Rs. 4859.25 lacs) representing the extra depreciation arising on revaluation of fixed assets withdrawn from Revaluation Reserve.

(f) Also, deducted from the revaluation reserve is an amount of Rs. 1613.22 lacs (previous year Rs. 213.29 lacs) in respect of certain adjustments for deletion of revalued assets.

5. The Company has given an undertaking to the financial institutions for non-disposal of its shareholdings in Tuticorin Alkali Chemicals and Fertilisers Limited, Tamilnadu Petroproducts Limited, Manali Petrochemicals Limited and SPEL Semiconductor Limited without their prior approval.

6. Miscellaneous expenditure, to the extent not written off or adjusted, represents:

(a) Rs. Nil (previous year Rs.743.26 lacs) being expenditure on major repairs and renewals to ships, which were incurred on account of special surveys and compliance with statutory requirements. Such expenditure is charged off proportionately over the period the benefit is expected to be derived.

(b) Rs. 746.52 lacs (previous year Rs.1124.21 lacs) being amounts paid/payable under Company's voluntary retirement scheme for employees amortized over a period of five years from the accounting year in which the liability is incurred.

7. (a) Research and Development expenses incurred on revenue account is Rs. 455.89 lacs (previous year Rs.457.35 lacs).

(b) Exchange variation (net) charged to the profit and loss account Rs. 387.47 lacs (previous year Rs.3088.81 lacs).

8. Loans and advances include advances given to four companies amounting to Rs. 41012.48 lacs (previous year - five companies - Rs. 52362.77 lacs) to be adjusted against equity shares to be issued by these companies.

9. The Company promoted during 1994-95, SPIC Petrochemicals Limited (SPIC Petro). Loans and advances as at 31 March 2003 include Rs. 44872.43 lacs (previous year Rs. 43159.70 lacs) paid to SPIC Petro on account of advance against Equity of Rs. 15079.12 lacs (previous year Rs.15070.64 lacs), Inter Corporate Deposits of Rs. 9756.99 lacs (previous year Rs.8052.74 lacs) and interest of Rs. 20036.32 lacs (previous year Rs.20036.32 lacs), accrued on both. Apart from the above, debtors also include Rs.522.96 lacs recoverable from SPIC Petro.

In view of the pending litigation between Chennai Petroleum Corporation Limited (CPCL) and the Company and the consequent interim injunction granted by the Madras High Court in 1997 to stop implementation of activities, there has been a temporary suspension of activities.

The draft Memorandum of Settlement (MoS) between CPCL and SPIC which was approved by the Ministry of Petroleum and Natural Gas *in March 2001 is awaiting formal execution. The Company initiated discussions with Financial Institutions and Banks for resolving financial* issues through re-structuring of all the loans, grant of sanctions of reliefs and concessions and grant of further financial assistance. A high level meeting with all the Financial Institutions and Banks, who have funded this project, was held at Mumbai in June 2001.The Lenders have formed a committee comprising representatives from IDBI, ICICI, SBI and Dena Bank to review the project and re-appraise the viability of the project.

The Lenders Committee have appointed M/s. Tata Consulting Engineers Limited (TCE) as Lenders' Engineer to assess the revised project cost and the viability of the project. M/s. TCE have completed their study and submitted their report to IDBI in August 2002 and IDBI is examining the report.

In January 2003, ICICI Bank Limited, filed an application before the Debt Recovery Tribunal for appointment of a Receiver in respect of properties of SPIC Petro. The Tribunal, on 14 February 2003, granted interim relief by way of appointment of a Receiver with a direction to get the property valued for sale. The appeals of SPIC Petro and that of the Company before the Debt Recovery Appellate Tribunal were dismissed on 10 March 2003. Aggrieved by this, SPIC Petro and the Company filed Writ Petitions before the Bombay High Court for staying the orders of the Tribunal and of the Appellate Tribunal.

The Bombay High Court, on 17 April 2003, adjourned the Petitions with a direction that SPIC Petro will not be dispossessed from the property, nor will the property be sold as directed by the Tribunal. The High Court further directed IDBI to make available TCE's report to the Court, to SPIC Petro and to the Company. SPIC Petro has to submit a report as to what are the possibilities of revival and how the necessary finance will be raised and its liabilities cleared.

The case is presently posted to be heard in the first week of July 2003.

The Company is in the process of identifying a strategic partner to invest in the project and on execution of the Memorandum of Settlement, settle the compensation of Rs. 4303.47 lacs payable to CPCL and have the stay vacated by the Madras High Court. The Company is hopeful that the project will be implemented once the above issues are resolved.

10. The Government of India vide their letter dated 4.6.2002 announced the urea pricing policy parameters for the 7th and 8th pricing periods from 1.7.1997 to 31.3.2003. The Company received a circular dated 12.8.2002 on the basis of the above letter revising the retention price of urea with retrospective effect for the pricing period referred above. These policy parameters have made significant changes with regard to reassessment of plant capacities, withdrawal of vintage allowance, increase in normative levels of capacity utilization and updating the consumption norms.

    The Company is of the view that some of the policy parameters with regard to reassessment of plant capacities, withdrawal of vintage allowance, increase in normative levels of capacity utilization cannot be amended retrospectively. The Company has therefore reworked the subsidy entitlement for the period from 1.7.1997 to 31.3.2002 as per the notified policy disregarding the disputed parameters and other disallowances made by the Government in working out the retention price. These workings have resulted in the Company retaining as claims receivable subsidy of Rs. 36954.74 lacs already accrued in the books for the period 1.7.1997 to 31.3.2002.

    The Company is in the process of representing to the Government and intends to take up the above issues in a phased manner and is hopeful of succeeding and recovering the said amount.

11. In past years the Company was acting as handling agents for fertilisers imported by Agri India which is a department of the Government of India for importing fertilisers. The Company has claimed inventory carrying costs, freight concession and price differential on imported fertilisers consequent to decontrol of price of Di-Ammonium Phosphate (DAP) in August 1992 and also for carrying higher inventory due to bunching of vessels when imports were made. The total claims of Rs. 3625.68 lacs which is outstanding for a considerable period of time are being followed up with Agri India and the company expects to realise the amounts in due course.

12. The Company has made investments of Rs.7644.90 lacs in equity, granted loans amounting to Rs.4900.80 lacs and advance against equity of Rs.1000 lacs, extended guarantees for Rs.1825.00 lacs, and Rs.9045.30 lacs is due towards interest and other recoverables in respect of three promoted companies viz. Tuticorin Alkali Chemicals & Fertilisers Limited (TAC), SPEL Semiconductor Limited (SPEL) and Manali Petrochemical Limited (MPL). The market value of the investments is Rs1278.22 lacs as on 31 March 2003. Based on the audited results as at 31 March 2003 in respect of MPL and SPEL and as at 30 September 2002 updated to 31 March 2003 in respect of TAC, the erosion of net worth of these companies is in the range of 35 per cent to 100 per cent. TAC has reported that it has become potentially sick under the Sick Industrial Companies (Special Provisions) Act 1985. In view of the long term involvement with these companies, the management is of the view that no provision is required to be made for the above investments, loans, advance against equity, guarantees, interest and other recoverables aggregating to Rs. 24416.00 lacs.

13. (a) The Company had placed intercorporate deposits with four companies amounting to Rs.675 lacs during 1999 from whom neither principal nor interest has been received.

    (b) An amount of Rs.2760.40 lacs is due from a company towards ship hire charges, sale of ship and other recoverables. This Company is in financial difficulties and is in the process of entering into an arrangement with another company to settle the dues of Rs.2760.40 lacs subject to certain conditions.

    Efforts are being made to recover these amounts and the management is of the view that no loss will arise on this account.

14. During the year the Company continued it's efforts in restructuring the debt portfolio. The restructuring proposal was referred under the Corporate Debt Restructuring (CDR) mechanism by Industrial Development Bank of India. The restructuring under CDR inter-alia provides for business restructuring envisaging sale of certain divisions / investments and financial restructuring through reduction in interest rates and reschedulement of loans.

    The participating lenders whose debts constitute 86.36 per cent of the total restructured debt and the Company have signed the Debtor-Creditor Agreement.

    The CDR cell approved the package vide its letter dated 19 March 2003, giving certain terms and conditions for the business and financial restructuring including sharing of security among lenders. The forty participating lenders will now be taking necessary steps to obtain approvals from respective authorities to effectuate the package at the earliest.

    Pending execution of necessary documents and compliance with certain special and general conditions of the CDR which has been agreed to by the Company and the promoters, the interest relief of Rs. 4110.36 lacs for the year ending 31 March 2003 has been considered in these accounts. The balances of loans / interest pending implementation of CDR are subject to confirmation and resultant adjustments, if any, would be made after the implementation of the package.

    The CDR package will come into effect on execution of necessary documents. The Company expects the CDR package to be implemented soon.

15. Capital work in progress/ advances include a sum of Rs.2091.04 lacs being advances paid to MCC Finance Limited for purchase of certain Immovable properties. The Company entered into sale agreements for these properties with MCC Finance Limited and the execution and registration of sale deeds are pending. The Administrator/Provisional Liquidator of MCC Finance Limited filed a petition before the Company Court at Chennai seeking a direction that the sale agreements entered into between the Company and MCC Finance Limited be declared null and void. The said petition was allowed by the Single Judge on 18.6.2003. The Company proposes to file an appeal against the Order before the Division Bench of the Madras High Court.

16. The company had raised USD 120 million as unsecured Floating Rate Notes (FRN) in 1996 for financing the import of Capital Goods for its operations and projects and for general corporate purposes. Interest and exchange fluctuation incurred upto 31 March 2000 on part of the loan was being carried forward in capital work in progress as it was expected to be adjusted to proposed projects / schemes. As no such proposed projects are now envisaged, during the current year interest of Rs. 7760.49 lacs and exchange fluctuation (net) of Rs. 3867.35 lacs lying in capital work in progress have been charged to profit and loss account.

17. Interest capitalised as part of the carrying amount of advance against equity made to SPIC Petro for the period from 1 April 2000 to 31 March 2002 amounting to Rs 10573.31 lacs has been charged to the profit and loss account of the current year as this was not in accordance with the Accounting Standard 16-Borrowing Costs which is mandatory from 1 April 2000.

18. **MANAGERIAL REMUNERATION**

(Rupees in lacs)

	Year ended 31 March 2003	Year ended 31 March 2002
Salaries	**36.60**	49.92
Contribution to Provident and other funds	**11.64**	14.69
Perquisites	**37.84**	54.94
Special Allowance *	**90.60**	40.90
Directors' sitting fees	**3.55**	3.00
TOTAL	**180.23**	163.45

* includes Rs. 54 lacs (previous year Rs 17.98 lacs) in respect of earlier years.

The appointment and remuneration of a former Director for the period 30th July, 1990 to 26th September, 1990, aggregating to Rs.19206.90 paid during earlier years, is subject to approval of the shareholders and the Central Government.

19. **COMPUTATION OF NET PROFIT UNDER SECTION 349 OF THE COMPANIES ACT, 1956**

Loss for the year		**(37568.97)**		(21550.80)
Add:				
Managerial remuneration	**180.23**		163.45	
Provision for doubtful debts and advances (net)	**10.06**		60.71	
Excess of expenditure over income under Section 349(4)(l) of the Companies Act, 1956	**(23947.53)**		(5597.79)	
		(23757.24)		(5373.63)
		(61326.21)		(26924.43)
Less:				
Profit/(Loss) (net) on sale of investments		--		(2976.90)
Net Profit / (Loss)		**(61326.21)**		(23947.53)
Commission payable to wholetime directors		--		--
Restricted to		--		--

20. **AUDITORS' REMUNERATION**

Audit fees	**18.00**	18.00
Fees for other services	**10.07**	8.07
Reimbursement of expenses / levies	**2.43**	2.95

21. **The information required by paras 3 and 4 of Part II of Schedule VI to the Companies Act, 1956 is as under:**

I. **CAPACITY, PRODUCTION, PURCHASES, SALES, CONSUMPTION AND STOCKS:**

Quantitative information in respect of goods manufactured/purchased

(a) **LICENSED CAPACITY, INSTALLED CAPACITY AND ACTUAL PRODUCTION:**

(Previous year's figures are given in brackets)

PRODUCTS	LICENSED CAPACITY (Metric Tonnes)	INSTALLED** CAPACITY (Metric Tonnes)	ACTUAL PRODUCTION (Metric Tonnes)
Ammonia	**352000** (352000)	**352000** (352000)	**332379** (345924)
Urea	*	**512000** (512000)	**569281** (600110)
Complex Fertilisers (DAP & NPK) in terms of P205	*	**278800** (278800)	**143085** (147475)
Aluminium Fluoride	**2560** (2560)	**2560** (2560)	**3656** (2755)
Sulphuric Acid	**150000** (150000)	**150000** (150000)	**173151** (166941)
Phosphoric Acid	**52800** (52800)	**52800** (52800)	**49395** (45535)
Pencillin-G (MMU)	*	**1000** (1000)	**1600** (1396)

* These products are delicensed

** As certified by the Management, but not verified by Auditors, being a technical matter.

(b) **PURCHASE OF FINISHED GOODS**

Particulars	**Year ended 31 March 2003**		Year ended 31 March 2002	
	Quantity (Metric Tonnes)	**Value** (Rupees in lacs)	Quantity (Metric Tonnes)	Value (Rupees in lacs)
Urea	--	--	5244	220.14
Di-Ammonium Phosphate	--	--	67950	5786.63
Muriate of Potash	--	--	160847	9968.53
Ammonium Chloride (Fertiliser Grade)	--	--	23465	913.94
Cytozyme (Litres)	**124240**	**321.12**	142560	366.50
Cytozyme (Kilograms)	**155800**	**38.28**	157160	38.51
Pesticides (Litres)	--	--	159131	322.97
Pesticides (Kilograms)	--	--	11984	7.99
Ammonia	--	--	--	590.62
Others		**455.82**		440.58
		815.22		18656.41

(c) SALES AND SERVICES

Particulars	Year ended 31 March 2003		Year ended 31 March 2002	
	Quantity (Metric Tonnes)	Value (Rupees in lacs)	Quantity (Metric Tonnes)	Value (Rupees in lacs)
Urea	642878	31051.00	582469	26792.60
Di-Ammonium Phosphate	290038	33822.79	389122	47267.05
Muriate of Potash	41358	2895.56	138060	10431.51
Ammonium Chloride (Fertiliser Grade)	--	--	23779	1183.07
Ammonia	--	--	--	591.31
Aluminium Fluoride	2014	655.11	3345	1063.78
20:20:0	52524	4258.16	70999	6519.12
Gypsum	488993	498.29	314752	364.34
Penicillin - G (MMU)	1607	11174.58	1370	9782.00
Cytozyme (Litres)	126805	543.24	137523	590.40
Cytozyme (Kilograms)	158490	64.21	159110	64.80
Pesticides (Litres)	23335	61.28	167726	396.38
Pesticides (Kilograms)	--	--	36233	22.37
Others	--	3097.80	--	3201.10
Fertiliser and Transport Subsidy		49427.98		43373.59
		137550.00		151643.42
	(Rupees in lacs)		(Rupees in lacs)	
Income from Contracts & Consultancy Services	25699.09		18424.55	
Less: Internal Billing	0.28		3.83	
		25698.81		18420.72
		163248.81		170064.14

(d) RAW MATERIALS CONSUMED

Particulars	Year ended 31 March 2003		Year ended 31 March 2002	
	Quantity (Metric Tonnes)	Value (Rupees in lacs)	Quantity (Metric Tonnes)	Value (Rupees in lacs)
Naphtha	251213	35355.71	261334	28144.73
Rock Phosphate	165065	5037.38	145122	4738.03
Sulphur	57180	1832.42	54979	1194.33
Aluminium Hydroxide	4282	398.66	3273	306.49
Ammonia	77520	6312.17	82080	7443.14
Phosphoric Acid	96601	15793.95	106629	18716.65
Phenyl Acetic Acid	446	454.17	413	429.80
Butyl Acetate	340	149.69	391	175.40
Cane Sugar	7477	944.29	7096	980.56
Demulsifier	36	56.13	51	83.84
Cotton Seed Meal	1383	293.02	1388	291.88
Others	--	1082.07	--	1354.41
Total		67709.66		63859.26

(e) STOCK PARTICULARS OF FINISHED GOODS

(Previous year's figures are given in brackets)

Particulars	OPENING STOCK		CLOSING STOCK	
	Quantity (Metric Tonnes)	Value (Rupees in lacs)	Quantity (Metric Tonnes)	Value (Rupees in lacs)
Urea*	103097 (80222)	4895.78 (4514.37)	29237 (103097)	1359.53 (4895.78)
Di-Ammonium Phosphate*	7187 (27583)	737.26 (3384.08)	3500 (7187)	406.59 (737.26)
Complex Fertiliser (NPK 20 : 20 : 0)	3533 (32073)	271.12 (2803.21)	3199 (3533)	254.74 (271.12)
Muriate of Potash (MOP)	41504 (18717)	2876.00 (1342.67)	1 (41504)	0.06 (2876.00)
Aluminium Fluoride	29 (619)	8.04 (173.36)	1697 (29)	439.67 (8.04)
Ammonium Chloride (Fertiliser Grade)	-- (314)	-- (12.22)	-- (--)	-- (--)
Gypsum	235871.00 (234188.00)	227.95 (259.79)	250530.70 (235871.00)	163.30 (227.95)
Cytozyme (Litres)	18553.00 (13516.00)	47.66 (34.97)	15983.84 (18553.00)	41.31 (47.66)
Cytozyme (Kilograms)	15290.00 (17240.00)	3.75 (4.18)	12600.00 (15290.00)	3.10 (3.75)
Pesticides (Litres)	9498.00 (18093.00)	21.35 (38.20)	2719.50 (9498.00)	4.92 (21.35)
Pesticides (Kilograms)	3232.00 (27481.00)	2.02 (13.85)	-- (3232.00)	-- (2.02)
Penicillin-G (MMU)	38.00 (13.00)	214.47 (72.59)	30.28 (38.00)	146.54 (214.47)
Others	-- --	520.46 (513.93)	-- --	329.58 (520.46)
	-- --	9825.86 (13167.42)	-- --	3149.34 (9825.86)

* This comprises of both purchased and own manufactured stocks.

(Rupees in lacs)

		Year ended 31 March 2003	Year ended 31 March 2002
II.	**EXPENDITURE IN FOREIGN CURRENCY**		
	Interest	**2120.03**	3215.23
	Others	**5388.16**	7901.22
III.	**PAYMENT OF DIVIDEND ON EQUITY SHARES IN FOREIGN CURRENCY**		
	Number of shareholders	**1**	1
	Number of shares held	**500000**	500000
	Final dividend, 2000-2001 (Rupees in lacs)	**--**	5.00

(Rupees in lacs)

IV. EARNINGS IN FOREIGN EXCHANGE	Year ended 31 March 2003	Year ended 31 March 2002
Export on FOB basis	**1342.50**	1019.01
Kuwait contract	**18738.11**	15833.38
Others	--	19.63
V. CIF VALUE OF IMPORTS		
Raw Materials	**21214.16**	25322.55
Furnace oil	**1717.20**	1296.85
Components and spare parts	**157.09**	190.54
Capital goods	**91.33**	233.25
Finished goods	--	14977.77

VI. VALUE OF RAW MATERIALS, COMPONENTS AND SPARE PARTS CONSUMED

	Year ended 31 March 2003				Year ended 31 March 2002			
	Raw Materials		**Components & Spare parts**		Raw Materials		Components & Spare parts	
	Percentage to total consumption	**Value (Rupees in lacs)**	**Percentage to total consumption**	**Value (Rupees in lacs)**	Percentage to total consumption	Value (Rupees in lacs)	Percentage to total consumption	Value (Rupees in lacs)
Imported	**33.68**	**22801.40**	**21.88**	**247.01**	47.16	30115.34	29.49	435.29
Indigenous	**66.32**	**44908.26**	**78.12**	**881.76**	52.84	33743.92	70.51	1040.64

22. During the year, the Company has changed the method of accounting for construction contracts from completed contract method to percentage completion method. The change has resulted in the loss for the year being lower by Rs 1141.49 lacs.

23. The identification of suppliers as Small Scale Industrial Undertaking (SSIs) has been done on the basis of information to the extent provided by the suppliers to the Company. Following are the names of SSIs to whom the Company owes any sum including interest which are outstanding for more than 30 days as on 31 March 2003.

Jagadish Oil Mill

Southern Bags & Chemicals Private Limited

Aggrow Products Limited

Arumugam and Company

Bala Graphics

Vijayalakshmi Caps Private Limited

Parvatham Cartons

24. No provision has been made in these accounts for the accumulated net deferred tax liability upto 31 March 2001 amounting to Rs.11389 lacs as an interim stay of clause 33 of Accounting Standard 22 –'Accounting for taxes on income' - has been obtained from the Madras High court. Clause 33 of the above standard provides that the net deferred tax liability accumulated up to 31 March 2001 should be provided for, with a corresponding charge to revenue reserves. On a transfer petition filed by the Institute of Chartered Accountants of India before the Supreme Court of India, the Honourable Court directed that all similar petitions filed in different High Courts be transferred to the Calcutta High Court. The petition is yet to be heard by the Calcutta High Court.

The deferred tax asset / (liability) as at 31 March 2003 and 31 March 2002 is as follows:

(Rupees in lacs)

	As at 31 March 2003	As at 31 March 2002
Depreciation	**10469**	9995
Subsidy	**13886**	12172
Others	**43**	361
Deferred tax liability	**24398**	22528

(Rupees in lacs)

	As at 31 March 2003	As at 31 March 2002
Provision for doubtful debts	**264**	267
Carry forward business losses	**15140**	2501
Unabsorbed depreciation	**16902**	14817
Others	**118**	242
Deferred tax asset	**32424**	17827
Net deferred tax asset / (liability)	**8026**	(4701)

25. **Related party disclosure under Accounting Standard - 18**

i) The list of related parties as identified by the management are as under:

Subsidiaries	1) SPIC Holdings and Investments Limited 2) Orchard Microsystems Limited 3) Mitocon Biotec Limited 4) SPIC Biotechnologies Limited 5) Ind-Ital Chemicals Limited 6) Gulf SPIC Bahrain EC 7) Proactive Decisions Limited
Associates	1) Tuticorin Alkali Chemicals & Fertilisers Limited 2) SPEL Semiconductor Limited 3) Manali Petrochemical Limited 4) SPIC Electric Power Corporation Private Limited
Joint ventures	1) Indo-Jordan Chemicals Co. Limited 2) Tamilnadu Petroproducts Limited 3) Technip India Limited 4) SPIC-JEL Engineering Construction Limited 5) Gulf SPIC General Trading & Contracting Co. WLL., Kuwait 6) SPIC Fertilisers and Chemicals Limited, Mauritius 7) SPIC Fertilisers and Chemicals FZE, Dubai
Key management personnel of the Company	1) Dr.A.C.Muthiah 2) Thiru Ashwin C.Muthiah 3) Thiru Babu K.Verghese 4) Thiru M.G.Thirunavukkarasu 5) Thiru A.Santhanakrishnan
Relatives of key management personnel of the Company	1) Thirumathi Devaki Muthiah 2) Thirumathi Abirami Jawahar 3) Thirumathi S.Kalavathy 4) Thirumathi S.Ragini Prakash
Enterprise owned by / over which Key Management Personnel is able to exercise significant influence	1) Sri Karpaka Vinayagar Agencies 2) Prestige Agencies 3) Crescent Agencies 4) South India Investment Associates 5) SPIC Aromatics and Chemical Corporation Limited 6) SPIC Petrochemicals Limited 7) Saras Permanent Fund Limited 8) Saras Innovative Investments & Finance Limited 9) Saras Vision Mission Private Limited 10) Saras Exclusive Estates & Resorts Private Limited 11) National Aromatics and Petrochemicals Corporation Limited

ii) The following transactions were carried out with the related parties:

(Rupees in lacs)

Sl. No.	Particulars	Subsidiaries	Associates	Joint Ventures	Key Management Personnel (KMP)	Relatives of KMP	Enterprise owned by / over which KMP is able to exercise significant influence
1	Balance outstanding as of 31 March 2003	**Cr. 136.32** (Cr. 163.03)	**Dr. 14946.18** (Dr. 14918.51)	**Dr. 10936.34** (Dr. 6579.26)			**Dr. 46943.28** (Dr. 55804.15)
2	Advance against equity			**3.32** (35.44)			**9.34** (50.36)
3	Inter corporate deposits/loans given						**1704.25** (402.08)
4	Investments	**4.99** (33.38)		**171.46** (-)			
5	Advances Given for running expenses	**11.20** (84.36)					
6	Sale of goods	**0.07** (-)	**4.72** (591.55)	**24.25** (90.55)			
7	Income from services rendered	**98.33** (14.28)	**513.55** (606.92)	**842.39** (429.33)			**0.33** (-)
8	Sale of fixed assets		(0.70)	**0.59** (-)			
9	Interest accrued on loans/ICDs	(2.01)	**19.85** (942.52)	(37.31)			(1330.88)
10	Interest accrued on advance against equity						(4846.86)
11	Income from lease rentals			**0.61** (1.53)			(4.11)
12	Service/Consultancy charges		**4.20** (6.96)	**1.73** (-)			
13	Sub-contract payments			**402.76** (872.79)			
14	Managerial remuneration				**176.68** (160.45)		
15	Rent Paid		**1.13** (-)		**9.84** (10.80)		
16	Sitting Fees				**0.30** (0.30)		
17	Dividend Paid				(0.21)	(0.03)	
18	Dividend Received	**8.88** (-)		**445.11** (423.35)			
19	Purchase of goods		**76.41** (1328.13)	**1628.84** (7408.48)			
20	Amounts written off		(199.62)	(449.64)			

Note : Figures in brackets are in respect of the previous year.

	Year ended 31 March 2003	Year ended 31 March 2002
26. **Earnings per share :**		
Loss for the year after preference dividend as per profit and loss account (Rupees in lacs)	**(37797.48)**	(21995.24)
Number of shares used in computing earnings per share	**88047700**	88047700
Earnings per share – basic and diluted (in Rupees)	**(42.93)**	(24.98)
Face value per share (in Rupees)	**10**	10

27. **Joint Venture Disclosures:**

1) Jointly controlled entities:

Sl. No.	Name	Country of Incorporation	Percentage of ownership interest
1)	Indo-Jordan Chemicals Company Limited	Jordan	52.17
2)	Tamilnadu Petroproducts Limited	India	16.93
3)	Technip India Limited	India	50.00
4)	SPIC JEL Engineering Construction Limited	India	47.57
5)	Gulf SPIC General Trading & Contracting Company WLL.	Kuwait	49.00
6)	SPIC Fertilisers and Chemicals Limited	Mauritius	83.54
7)	SPIC Fertilisers and Chemicals FZE.	Dubai	83.54

2) Interest in the assets, liabilities, income and expenses with respect to Jointly controlled entities:

	(Rs. lacs)
(A) Assets:	
i) Fixed assets (Net block)	33982.65
Capital work in progress / advances	41510.84
Investments	1042.34
ii) Current assets, Loans and advances	
Inventories	4067.23
Sundry debtors	6528.49
Cash and bank balances	5412.72
Loans and advances	3327.87
(B) Liabilities:	
i) Loan funds:	
Secured loans	16129.22
Unsecured loans	4961.10
ii) Current liabilities and provisions:	
Liabilities	33628.57
Provisions	16.62
Deferred tax liability (net)	1820.85
(C) Income:	
i) Sales and Services	33503.81
ii) Other Income	117.17
(D) Expenditure:	
i) Purchase of finished goods	407.93
ii) Manufacturing and other expenses	25547.62
iii) Interest and finance charges (net of interest income of Rs.96.63 lacs)	1900.60
iv) Depreciation	2890.88
v) Provision for taxation	283.85
(E) Others:	
i) Bills and cheques discounted	138.97
ii) Claims against company not acknowledged as debt	99.26
iii) Capital commitments	22732.91
iv) Guarantees	1062.46

28. Previous year's figures have been regrouped/recast, wherever necessary, to conform to the classification of the current year.

29. BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I. Registration Details	Registration No.	05778 — State Code 18
	Balance Sheet Date	31 03 2003
II. Capital Raised during the year (Amount in Rs.Thousands)	Public Issue	NIL
	Rights Issue	NIL
	Bonus Issue	NIL
	Private placement	NIL
III. Position of Mobilisation and deployment of funds. (Amount in Rs.Thousands)	Total Liablities	39975734
	Total Assets	39975734
Sources of Funds	Paid-Up-Capital	1005477
	Reserves & Surplus	10251570
	Secured Loans	16593163
	Unsecured Loans	6577184
Application of Funds	Net Fixed Assets	13738519
	Investments	3957141
	Net Current Assets	13398721
	Miscellaneous Expenditure	74652
	Accumulated Losses	3258361
IV. Performance of Company (Amount in Rs.Thousands)	Turnover	16545683
	Total Expenditure	20302580
	Profit/(Loss) Before Tax	3756897 (+ / - : ✓ -)
	Profit/(Loss) After Tax	3756897 (✓ -)
	Earnings per share in Rupees	42.93 (✓ -)
	Dividend Rate %	NIL
V. Generic Names of Three Principal Products/Services of Company (As per monetary terms)	Item Code No.	310210
	Product Description	UREA
	Item Code No.	310530
	Product Description	DI-AMMONIUM PHOSPHATE
	Item Code No.	294110
	Product Description	PENICILLIN-G

Dr A C MUTHIAH
Chairman

BABU K VERGHESE
Managing Director

M G THIRUNAVUKKARASU
Finance Director

N RAMAKRISHNAN
Secretary

Place : Chennai
Date : 26 June 2003

CASH FLOW STATEMENT FOR THE YEAR ENDED 31 MARCH 2003

(Rupees in lacs)

		Year ended 31 March 2003		Year ended 31 March 2002
A. CASH FLOW FROM OPERATING ACTIVITIES:				
(Loss) for the year		**(37568.97)**		(21550.80)
Adjustment for :				
Depreciation	**4334.14**		4438.38	
Loss on sale of assets	**262.42**		0.29	
Loss on sale of investments	--		2976.90	
Exchange difference	**387.47**		3088.81	
Interest and financial charges	**17942.64**		27414.85	
Interest and exchange fluctuation on FRN	**11627.84**		--	
Income from investments	**(456.09)**		(427.83)	
Interest income	**(139.96)**		(1001.15)	
		33958.46		36490.25
Operating profit before working capital changes		**(3610.51)**		14939.45
Adjustments for :				
(Increase)/Decrease in sundry debtors	**1943.80**		9677.89	
(Increase)/Decrease in inventories	**10018.00**		4917.25	
(Increase)/Decrease in loans and advances	**3484.18**		250.59	
(Increase)/Decrease in miscellaneous expenditure	**1120.95**		71.76	
Increase/(Decrease) in current liabilities and provisions	**(2856.06)**		7057.71	
		13710.87		21975.20
Cash generated from operations		**10100.36**		36914.65
Direct taxes		**(265.91)**		(476.45)
NET CASH FROM OPERATING ACTIVITIES		**9834.45**		36438.20
B. CASH FLOW FROM INVESTING ACTIVITIES :				
Deletions/(Additions) to fixed assets, including capital work-in-progress/ advances and adjustments for exchange fluctuation	**454.93**		(2028.54)	
Proceeds from sale of fixed assets	**812.20**		145.18	
Payments on account of investments and advances to be adjusted against equity	**(212.40)**		(181.72)	
Loans/Advances to other companies	**(1504.25)**		(428.62)	
Income from investments	**456.09**		427.83	
Proceeds from sale of investments	**30.08**		1587.77	
Interest income	**139.96**		1001.15	
		176.61		523.05
NET CASH FROM INVESTING ACTIVITIES		**176.61**		523.05

CASH FLOW STATEMENT (Contd.)

(Rupees in lacs)

		Year ended 31 March 2003		Year ended 31 March 2002
C. CASH FLOW FROM FINANCING ACTIVITIES :				
Redemption of preference shares	--		(2500.00)	
Proceeds from borrowings	11003.57		3024.05	
Repayment of borrowings	(6254.24)		(6483.32)	
Exchange difference	(387.47)		(3088.81)	
Dividend paid	--		(880.48)	
Interest and financial charges paid	(14001.54)		(25351.79)	
		(9639.68)		(35280.35)
NET CASH USED IN FINANCING ACTIVITIES		**(9639.68)**		(35280.35)
NET CASH FLOWS DURING THE YEAR (A+B+C)		**371.38**		1680.90
Cash and cash equivalents (opening balance)		**2045.36**		364.46
Cash and cash equivalents (closing balance)		**2416.74**		2045.36

For and on behalf of the Board

BABU K VERGHESE
Managing Director

Place : Chennai
Date : 26 June 2003

M G THIRUNAVUKKARASU
Finance Director

Per our report attached to the Balance Sheet

For A F FERGUSON & CO.,
Chartered Accountants

Place : Chennai
Date : 26 June 2003

A K MAHINDRA
Partner

STATEMENT REGARDING SUBSIDIARY COMPANIES PURSUANT TO SECTION 212 OF THE COMPANIES ACT, 1956

	Indo-Jordan Chemicals Company Ltd.	SPIC Fertilizers and Chemicals Limited (SFCL) Mauritius	SPIC Fertilizers and Chemicals FZE (Subsidiary of SFCL, Mauritius)	Ind-Ital Chemicals Limited	SPIC Holdings and Investments Limited	Gulf SPIC Bahrain EC	SPIC Biotechnologies Limited
a. Name of Subsidiary Company	Indo-Jordan Chemicals Company Ltd.	SPIC Fertilizers and Chemicals Limited (SFCL) Mauritius	SPIC Fertilizers and Chemicals FZE (Subsidiary of SFCL, Mauritius)	Ind-Ital Chemicals Limited	SPIC Holdings and Investments Limited	Gulf SPIC Bahrain EC	SPIC Biotechnologies Limited
b. Financial year of the Subsidiary Company ended on	31 December 2002	31 March 2003	31 March 2003	31 March 2003	31 March 2003	31 December 2002	31 March 2003
c. Holding Company's Interest:							
(i) No. of Equity Shares	23163000	32640000	1	126873	30000000	29700	50000
Face Value	One Jordanian Dinar	One USD	One million Arab Emirate Dirham	Rs. 100	Rs. 10	One Bahraini Dinar	Rs. 10
Paid up Value	JD 23163000	USD 32640000	AED 1000000	Rs. 12687300	Rs. 300000000	BD 29700	Rs. 500000
(ii) Extent of Holding	52.17 per cent	83.54 per cent	83.54 per cent	100 per cent@	100 per cent	99 per cent	100 per cent
d. Net aggregate amount of Subsidiary's profits/(losses) not dealt with in the Holding Company's accounts:							
(i) for subsidiary's financial year	JD 3802888	(USD 7894)	NIL	Rs. 2827734	Rs. (74100887)	(BD 1940)	NIL
(ii) for its previous financial years	JD 8712783	(USD 15489)	NIL	Rs. (6621800)	Rs. (20668022)	(BD 6554)	NIL
e. Net aggregate amount of subsidiary's profits/(losses) dealt with in the Holding Company's accounts:							
(i) for subsidiary's financial year	NIL	NIL	NIL	Rs. 1268730	NIL	NIL	NIL
(ii) for its previous financial years	JD 3937880	NIL	NIL	Rs. 2156841	NIL	NIL	NIL
f. Changes in the interest of the Holding Company between the end of the subsidiary's financial year ended 31 December 2002 and 31 March 2003							
(i) Holding Company's interest as on 31 March 2003 Number of Equity Shares Face Value Paid up value	--	Not Applicable	Not Applicable	Not Applicable	Not Applicable	--	Not Applicable
(ii) Extent of Shareholding							
g. Material changes between the end of the subsidiary's financial year ended 31 December 2002 and 31 March 2003 in respect of:	Increase/(Decrease)	Not Applicable	Not Applicable	Not Applicable	Not Applicable	--	Not Applicable
(i) Subsidiary's Fixed Assets	JD 777529						
(ii) Subsidiary's Investments	Nil						
(iii) Monies lent by subsidiary	Nil						
(iv) Monies borrowed by the subsidiary, other than for meeting current liabilities	Nil						

@ 70 per cent of equity share capital is directly held by SPIC Limited and the remaining 30 per cent of equity share capital is held through its wholly owned subsidiary company SPIC Holdings and Investments Limited.

Dr A C MUTHIAH
Chairman

BABU K VERGHESE
Managing Director

M G THIRUNAVUKKARASU
Finance Director

Place : Chennai
Date : 26 June 2003

N RAMAKRISHNAN
Secretary

NOTES

CONSOLIDATED FINANCIAL STATEMENTS

OF

SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LIMITED

Report of the Auditors to the Board of Directors of Southern Petrochemical Industries Corporation Limited

We have audited the attached consolidated balance sheet of Southern Petrochemical Industries Corporation Limited (the Company) and its subsidiaries (the Group) as at 31 March 2003, and also the consolidated profit and loss account and the consolidated cash flow statement for the year ended on that date, annexed thereto. These consolidated financial statements are the responsibility of Southern Petrochemical Industries Corporation Limited's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are prepared, in all material respects, in accordance with an identified financial reporting framework and are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We did not audit the financial statements of the subsidiaries and certain joint ventures, whose financial statements reflect total assets of Rs.82596.70 lacs as at 31 March 2003 and total revenues of Rs.21987.06 lacs for the year ended on that date, and associates whose financial statements reflect the Group's share of loss upto 31 March 2003 of Rs.3167.54 lacs (including loss of Rs.468.45 lacs for the current year) as considered in the consolidated financial statements. These financial statements have been audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included in respect of these subsidiaries, joint ventures and associates, is based solely on the report of the other auditors.

We report that the consolidated financial statements have been prepared by the Company in accordance with the requirements of Accounting Standard-21, Consolidated Financial Statements, Accounting Standard-23, Accounting for Investments in Associates in Consolidated Financial Statements and Accounting Standard-27, Financial Reporting of Interests in Joint Ventures, issued by the Institute of Chartered Accountants of India and on the basis of the separate audited financial statements of Southern Petrochemical Industries Corporation Limited and its subsidiaries, joint ventures and associates included in the consolidated financial statements.

Attention is invited to Note 21 which refers to an interim stay of the operation of clause 33 of Accounting Standard-22 - Accounting for taxes on income, obtained from the Madras High Court by the Company.

a. *As stated in Note 9, an amount of Rs.45683.96 lacs shown under Loans and Advances representing, Advances against Equity of Rs.15654.20 lacs, Inter Corporate Deposits of Rs.9756.99 lacs and interest of Rs.20272.77 lacs, accrued on both, has been invested in SPIC Petrochemicals Limited (SPIC Petro), a project promoted by the Company in 1994-95. Apart from the above, debtors also includes Rs.522.96 lacs recoverable from SPIC Petro.*

   In view of the uncertainty in the implementation of the project a stage has been reached where, in our opinion, the possibility of full recovery is remote. The estimate of the impairment has not been made by the Company. We are unable to express an opinion on the amount of provision that may be required against the above amounts.

b. *As stated in Note 10, consequent to the change in the policy parameters for the 7th and 8th pricing periods there was a revision in the retention price of urea. The Company has taken a view that some of the policy parameters cannot be amended retrospectively and has reworked the subsidy disregarding these amendments to the policy parameters as well as other disallowances made by the Government in its computation of retention price. As per these reworkings the Company has retained the subsidy of Rs.36954.74 lacs accrued in the books upto 31 March 2002 over and above the subsidy already granted by the Government.*

   Pending making of the claim and the uncertainty involved in its acceptance by the Government, we are unable to express an opinion on the recoverability of the above referred subsidy of Rs.36954.74 lacs.

c. *As stated in Note 11, the Company has preferred claims with the Government towards inventory carrying costs etc., amounting to Rs.3625.68 lacs which are outstanding for a considerable period of time. We are unable to express an opinion on the recoverability of the above amounts.*

d. *Attention is invited to Note 12 which sets out the position regarding investments of Rs.3068.04 lacs, loans of Rs.5176.50 lacs, advance against equity of Rs.1000.00 lacs, guarantees of Rs.1825.00 lacs, interest and other recoverables of Rs.9045.30 lacs due from certain associate companies for which no provision has been made in the accounts. In view of the poor operating performance of these companies, in our opinion, the possibility of full recovery is remote. The estimate of the loss has not been made by the Company. We are unable to express an opinion on the amount of provision that may be required against the above investments, loans, advance against equity, guarantees, interest and other recoverables aggregating to Rs.20114.84 lacs.*

e. *As stated in Note.13, Inter Corporate Deposits amounting to Rs.675.00 lacs given to four companies in 1999 are yet to be recovered with interest and Rs.2760.40 lacs is due towards ship hire charges, sale of ship and other recoverables from a company which is in financial difficulties. We are unable to express an opinion on the recoverability of the above amounts.*

f. *Attention is invited to Note 14, which explains the position regarding the restructuring of the Company's debt under the Corporate Debt Restructuring (CDR) scheme. The debt restructuring is pending approval from 40 participating lenders. Further all the special and general*

conditions imposed by the CDR cell are yet to be complied with. Pending implementation of the CDR the Company has provided interest on its loans based on the terms and rates specified in the CDR proposal resulting in a lower interest charge of Rs.4110.36 lacs in the profit and loss account. Pending confirmation of balances of loan / interest as on 31 March 2003 by the respective 40 participating lenders we are unable to express an opinion in this matter.

g. *As stated in Note 19, in respect of Indo-Jordan Chemicals Company Limited, an insurance claim for Rs.1161.58 lacs (Group's share) was referred to arbitration in 1998 and the arbitration proceedings are in progress. We are unable to express an opinion on the amount of provision that may be required against the above claim.*

On the basis of the information and explanations given to us and subject to our comments in paragraphs (a), (b), (c), (d), (e), (f) and (g) above, the effect of which could not be determined, and on consideration of the separate audit reports on individual audited financial statements of Southern Petrochemical Industries Corporation Limited and its aforesaid subsidiaries, joint ventures and associates, in our opinion, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

i. in the case of the consolidated balance sheet, of the consolidated state of affairs of Southern Petrochemical Industries Corporation Limited and its subsidiaries as at 31 March 2003;

ii. in the case of the consolidated profit and loss account, of the consolidated results of operations of Southern Petrochemical Industries Corporation Limited and its subsidiaries for the year ended on that date, and

iii. in the case of the consolidated cash flow statement of the consolidated cash flows of Southern petrochemical industries Corporation Limited and its subsidiaries for the year ended on that date.

For A F FERGUSON & Co.,
Chartered Accountants

Place : Chennai.
Date : 26 June 2003

A K Mahindra
Partner

CONSOLIDATED BALANCE SHEET AS AT 31 MARCH 2003

(Rupees in lacs)

	Schedule		As at 31 March 2003		As at 31 March 2002
SOURCES OF FUNDS					
Shareholders' funds:					
Share capital	1	10054.77		10054.77	
Reserves and Surplus	2	104602.55		77507.47	
			114657.32		87562.24
Minority interests			53.77		15558.22
Loan funds:					
Secured	3	182314.60		180234.09	
Unsecured	4	71345.30		73753.61	
			253659.90		253987.70
TOTAL			368370.99		357108.16
APPLICATION OF FUNDS					
Fixed assets:	5				
Gross block			298822.48		291505.11
Less : Depreciation			129919.69		134393.85
Net block			168902.79		157111.26
Capital work-in-progress / advances			44556.33		63882.51
			213459.12		220993.77
Investments	6		5333.18		12185.57
Current assets, loans and advances:					
Inventories	7	17372.29		27620.50	
Sundry debtors	8	28930.52		28414.12	
Cash and bank balances	9	7849.84		5947.95	
Loans and advances	10	156456.65		155579.51	
		210609.30		217562.08	
Less : Current liabilities and provisions	11				
Liabilities		89301.28		95505.15	
Provisions		25.16		25.38	
		89326.44		95530.53	
Net current assets			121282.86		122031.55
Deferred tax liability (net) (Refer Note 21)	12		(1827.35)		(7.00)
Miscellaneous expenditure (Refer Note 7) (to the extent not written off or adjusted)			777.26		1904.27
Profit and loss account			29345.92		--
TOTAL			368370.99		357108.16
Notes on accounts	17				

Per our report attached

Dr A C MUTHIAH
Chairman

BABU K VERGHESE
Managing Director

M G THIRUNAVUKKARASU
Finance Director

N RAMAKRISHNAN
Secretary

For A F FERGUSON & Co.,
Chartered Accountants

A K MAHINDRA
Partner

Place : Chennai
Date : 26 June 2003

CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 MARCH 2003

(Rupees in lacs)

	Schedule		Year ended 31 March 2003		Year ended 31 March 2002
INCOME					
Sales and services		197997.81		188890.76	
Other income	13	2324.66		2257.77	
TOTAL INCOME			200322.47		191148.53
EXPENDITURE					
Purchase of finished goods			1223.09		18656.41
Manufacturing and other expenses	14		185296.55		163476.05
Interest and financial charges (net)	15		19791.93		22939.92
Interest and exchange fluctuation on FRN (Refer Note 16)			11627.84		--
Interest on advance against equity to SPIC Petro (Refer Note 17)			10573.31		--
Depreciation for the year		9928.68		12558.08	
Less : Credit for amount withdrawn from revaluation reserve [Refer Note 5(g)]		2969.58		4874.70	
			6959.10		7683.38
TOTAL EXPENDITURE			235471.82		212755.76
(LOSS) BEFORE TAXATION			(35149.35)		(21607.23)
Provision for taxation	16		300.85		13.39
(LOSS) AFTER TAXATION			(35450.20)		(21620.62)
Share of (loss) of associates for the year			(468.45)		--
(Loss) before minority interests			(35918.65		(21620.62)
Profit / (Loss) applicable to minority interests			(6.12)		10.59
Net (Loss)			(35912.53)		(21631.21)
Profit brought forward			--		3530.49
Transferred from general reserve			1370.70		18145.65
Accumulated losses of associates on initial adoption			(2699.09)		--
Balance of revenue reserves of joint ventures on initial adoption			7895.00		--
APPROPRIATIONS					
Transfer to statutory reserve			--		(44.93)
BALANCE (LOSS) CARRIED TO BALANCE SHEET			(29345.92)		--
Basic and diluted earnings per share (Rupees)			(41.05)		(25.07)
Notes on accounts	17				

Per our report attached to the Balance Sheet

Dr A C MUTHIAH
Chairman

BABU K VERGHESE
Managing Director

M G THIRUNAVUKKARASU
Finance Director

N RAMAKRISHNAN
Secretary

For A F FERGUSON & Co.,
Chartered Accountants

A K MAHINDRA
Partner

Place : Chennai
Date : 26 June 2003

SCHEDULE 1

(Rupees in lacs)

SHARE CAPITAL

		As at 31 March 2003		As at 31 March 2002
Authorised Capital				
19,10,00,000 Equity shares of Rs.10 each	**19100.00**		19100.00	
1,09,00,000 Redeemable cumulative preference shares of Rs.100 each	**10900.00**		10900.00	
		30000.00		30000.00
Issued, subscribed and paid up:				
8,80,47,700 Equity shares of Rs.10 each	**8804.77**		8804.77	
3,00,000 14.50 per cent Redeemable cumulative non-convertible preference shares of Rs.100 each	**300,00**		300.00	
8,50,000 11.50 per cent Redeemable cumulative non-convertible preference shares of Rs.100 each	**850.00**		850.00	
1,00,000 10.00 per cent Redeemable cumulative non-convertible preference shares of Rs.100 each	**100.00**		100.00	
		10054.77		10054.77

1. Equity shares:
   (a) 1,70,00,000 Equity shares were alloted as fully paid up bonus shares, by capitalisation of Rs.1700 lacs, from Gereral Reserve.
2. Preference shares:
   (a) 14.50 per cent Redeemable cumulative non-convertible preference shares of Rs. 300 lacs issued on private placement basis, redeemable at par after the expiry of 60 months from the date(s) of allotment, have fallen due for redemption during the year 2001-02.
   (b) 11.50 per cent Redeemable cumulative non-convertible preference shares of Rs. 850 lacs issued on private placement basis, redeemable at par after the expiry of 36 months from the date(s) of allotment, have fallen due for redemption during the year.
   (c) 10.00 per cent Redeemable cumulative non-convertible preference shares of Rs. 100 lacs issued on private placement basis are redeemable at par after the expiry of 36 months from the date(s) of allotment.

SCHEDULE 2

RESERVES AND SURPLUS

(Rupees In Lacs)

	As at 31 March 2002	Adjustments	Additions	Deductions	As at 31 March 2003
Securities Premium Account	13322.35	--	--	--	**13322.35**
Debenture Redemption Reserve	3800.00	--	--	--	**3800.00**
Revaluation Reserve Account (Note 5)	48263.23	**1735.92**	**35086.61**	**4582.80**	**80502.96**
Capital Redemption Reserve	6500.00	--	--	--	**6500.00**
Statutory Reserve [Note 1(b) (iv)]	954.65	**(913.31)**	--	--	**41.34**
Foreign Currency Translation Reserve	--	**435.90**	--	--	**435.90**
General Reserve [Note 1(b) (iv)]	4667.24	**(3296.54)**	--	**1370.70***	--
Total Reserves	77507.47	**(2038.03)**	**35086.61**	**5953.50**	**104602.55**

* Transferred to Profit and Loss Account

SCHEDULE 3

(Rupees in lacs)

	As at 31 March 2003	As at 31 March 2002
SECURED LOANS		
I. Privately placed non-convertible debentures :		
(i) Series VII	**6514.03**	5839.79
(ii) Series VIII (interest accrued and due)	**112.87**	179.57
(iii) Series XIII	**11555.04**	11138.84
II. Loans :		
(a) From Banks		
(i) Term loans	**3693.67**	5378.69
(ii) Working capital loans and cash credit facilities	**108292.92**	97275.16
(b) From financial institutions		
Term loans	**36016.85**	60422.04
Total	**166185.38**	180234.09
Share of Joint Ventures	**16129.22**	--
Grand Total	**182314.60**	180234.09

Notes:

1. (a) Debentures disclosed in Item I above, are secured / to be secured by a *pari-passu* charge on immovable properties, both present and future, by way of joint equitable mortgage and charge on the movable assets, both present and future, by way of hypothecation (save and except book debts), subject to prior charge on current assets in favour of the Company's Bankers, except for charges stated in 3(b) below.

   (b) Series VII Non-Convertible Debentures of Rs. 5000 lacs, included under item I (i) above, are redeemable at par as follows :
   (i) Rs.2500 lacs on 1 August 2002
   (ii) Rs.2500 lacs on 1 August 2003

   (c) Series XIII Non-Convertible Debentures of Rs.10000 lacs included under item no. I (iii) above, are redeemable at par as follows :
   (i) Rs.3333.33 lacs on 18 April 2003 and on 29 August 2003
   (ii) Rs.3333.33 lacs on 18 April 2004 and on 29 August 2004
   (iii) Rs.3333.34 lacs on 18 April 2005 and on 29 August 2005

2. (a) Term loan of Rs.256.72 lacs (previous year Rs.219.09 lacs) from a bank, included under item II(a)(i) is secured by a *pari passu* charge by way of joint equitable mortgage of all immovable properties and secured by way of hypothecation (subject to Bankers' prior charges) of all the present and future movable properties of the Company except for charges stated in 3(b) below.

   (b) Term loans of Rs.3238.30 lacs (previous year Rs.3492.41 lacs), included under item II(a)(i), availed from foreign banks are secured by guarantee issued by a nationalised Bank, which guarantee is secured by a *pari passu* second charge on immovable properties by way of joint equitable mortgage.

   (c) Term loans of Rs. Nil (previous year Rs.1226.44 lacs) included under item II(a)(i), availed from a foreign bank is secured by a first ranking mortgage on the movable and immovable assets including the manufacturing plants with all fixtures of Indo-Jordan Chemicals Company Limited.

   (d) Term loan of Rs.198.65 lacs (previous year Rs.440.75 lacs) under item II(a)(i) is secured by the pledge of certain specified investments of SPIC Holdings and Investments Limited.

3. (a) Term loans of Rs.31963.40 lacs (previous year Rs.31349.93 lacs), from financial institutions, included under II(b), are secured / to be secured by a *pari passu* charge by way of joint equitable mortgage of all immovable properties and secured by way of hypothecation (subject to bankers' prior charges) of all present and future movable properties of the Company except for charges stated in 3(b) below. Loans in respect of one institution are to be further secured by pledge of specified shares.

   (b) Term loan of Rs.1251.90 lacs (previous year Rs.1123.75 lacs) from a financial institution included under item II(b), is secured by equitable mortgage of all immovable properties of the Tissue Culture Project.

   (c) Term loan of Rs.2801.55 lacs (previous year Rs.2500 lacs) from a financial institution included under item II(b), is to be secured by a *pari passu* charge by way of joint equitable mortgage of the Company's Housing colony at Tuticorin.

   (d) Term loans of Rs. Nil (previous year Rs.25448.36 lacs) availed from foreign financial institutions are secured by a first ranking mortgage on the movable and immovable assets including the manufacturing plants with all fixtures of Indo-Jordan Chemicals Company Limited. In the current year, the Group's proportionate share in the above term loan is Rs.10788.63 lacs and is included in share of Joint Ventures.

4. Working capital facilities from banks, amounting to Rs.108237.82 lacs, disclosed under item II(a)(ii), are secured by way of hypothecation of inventories and all present and future book debts of the company including Government subsidies and secured / to be secured by second charge on immovable properties by way of joint equitable mortgage, except for charges stated in 3(b) above and are further secured / to be secured by Personal Guarantee of a director (which has been counter guaranteed by the Company) and by pledge of shareholding of the private promoters in the company and pledge of shares held by the company which have been identified for disinvestment. Working capital facilities amounting to Rs.55.10 lacs of ind-Ital Chemicals Limited are secured by way of equitable mortgage of fixed assets, hypothecation of stock of raw materials, stock in process, finished goods and book debts both present and future alongwith corporate guarantee of the Company.

SCHEDULE 4

(Rupees in lacs)

UNSECURED LOANS	As at 31 March 2003	As at 31 March 2002
(a) Floating rate notes	**56988.00**	58572.00
(b) Fixed deposits	**2898.78**	3441.58
(c) Short-term loans and advances		
- From banks	--	1476.89
- From other than banks	**6380.95**	6920.74
(d) Long-term loans and advances from others	**116.47**	3342.40
Total	**66384.20**	73753.61
Share of Joint Ventures	**4961.10**	--
Grand Total	**71345.30**	73753.61

SCHEDULE 5

FIXED ASSETS

Description	COST OR VALUATION					DEPRECIATION					NET BOOK VALUE	
	As at 31 March 2002	Revaluation uplift	Additions/ Adjustments	Deductions/ Adjustments	As at 31 March 2003	As at 31 March 2002	Revaluation uplift	For the Year	Deductions/ Adjustments	As at 31 March 2003	As at 31 March 2003	As at 31 March 2002
Freehold land and development	5537.19	2372.02	0.09	27.13	7882.17	--	--	--	--	--	7882.17	5537.19
Leasehold land	130.39	--	--	0.46	129.93	--	--	--	--	--	129.93	130.39
Buildings and sanitary fittings	32984.25	4740.22	23.91	4097.40	33650.98	9166.75	1686.47	561.19	570.85	10843.56	22807.42	23817.50
Plant and machinery	231589.75	13719.51	1300.90	58538.54	188071.62	114341.36	(14543.84)	5359.74	13687.96	91469.30	96602.32	117248.39
Electrical fittings and water supply installations	6270.58	997.81	3.55	353.15	6918.79	3254.24	125.11	247.53	48.73	3578.15	3340.64	3016.34
Furniture, fixtures, office and other equipment	5754.56	--	168.49	780.15	5142.90	2577.13	--	342.40	287.09	2632.44	2510.46	3177.42
Roads	1451.05	191.13	--	549.00	1093.18	616.00	(318.08)	24.21	81.01	241.12	852.06	835.05
Railway siding	501.31	36.77	--	11.15	526.93	86.42	21.19	19.88	--	127.49	399.44	414.89
Vehicles	1459.97	--	46.27	542.83	963.41	778.90	--	101.19	312.38	567.71	395.70	681.07
Ships	5826.06	--	--	5826.06	--	3573.05	--	381.66	3954.71	--	--	2253.01
Total	291505.11	22057.46	1543.21	70725.87	244379.91	134393.85	(13029.15)	7037.80	18942.73	109459.77	134920.14	157111.26
Capital work-in-progress / advances											3045.49	63882.51
TOTAL (a)	291505.11	22057.46	1543.21	70725.87	244379.91	134393.85	(13029.15)	7037.80	18942.73	109459.77	137965.63	220993.77
Share of Joint Ventures												
Fixed Assets	--	--	54509.11	66.54	54442.57	--	--	2890.88	(17569.04)	20459.92	33982.65	--
Capital work-in-progress/advances											41510.84	--
TOTAL (b)	--	--	54509.11	66.54	54442.57	--	--	2890.88	(17569.04)	20459.92	75493.49	--
Grand Total (a+b)	291505.11	22057.46	56052.32	70792.41	298822.48	134393.85	(13029.15)	9928.68	1373.69	129919.69	213459.12	--
Previous year	290857.08	--	2153.51	1505.48	291505.11	122960.49	--	12558.08	1124.72	134393.85		220993.77

SCHEDULE 6

(Rupees in lacs)

INVESTMENTS - Long Term

		As at 31 March 2003		As at 31 March 2002
a) Trade				
i) Quoted				
Equity shares - Associates		3068.04		7644.90
Equity shares - Others		384.31		2364.78
ii) Unquoted				
Equity shares - Associates		0.50		--
Equity shares - Others		484.35		881.47
b) Non Trade				
i) Quoted				
Equity shares - Others		--		946.49
ii) Unquoted				
Units		4.36		4.36
Others		349.28		343.57
Total		4290.84		12185.57
Share of Joint Ventures		1042.34		--
Grand Total		5333.18		12185.57

SCHEDULE 7

INVENTORIES

Stores and spares		5499.17		9061.10
Raw materials		2848.40		5097.31
Work-in-process		930.10		897.04
Contracts-in-progress	1413.54		16304.98	
Less : Progress payments received	538.39		14271.37	
		875.15		2033.61
Finished goods		3152.24		10531.44
Total		13305.06		27620.50
Share of Joint Ventures		4067.23		--
Grand Total		17372.29		27620.50

SCHEDULE 8

SUNDRY DEBTORS

Unsecured :

Debts outstanding for a period exceeding six months:				
Considered good	7047.64		8210.42	
Considered doubtful	980.93		954.85	
		8028.57		9165.27
Other debts:				
Considered good		15354.39		20203.70
		23382.96		29368.97
Less : Provision for doubtful debts		980.93		954.85
Total		22402.03		28414.12
Share of Joint Ventures		6528.49		--
Grand Total		28930.52		28414.12

SCHEDULE 9

CASH AND BANK BALANCES

(Rupees in lacs)

	As at 31 March 2003	As at 31 March 2002
Cash and cheques on hand	**23.49**	67.78
Bank Balances		
With scheduled banks :		
In current accounts	**273.04**	191.80
In fixed deposits	**2136.22**	1750.34
In margin deposits	**3.78**	--
With other banks :		
In current accounts	**0.59**	3934.05
In margin accounts	**--**	3.98
Total	**2437.12**	5947.95
Share of Joint Ventures	**5412.72**	--
Grand Total	**7849.84**	5947.95

SCHEDULE 10

LOANS AND ADVANCES

		As at 31 March 2003		As at 31 March 2002
Advances recoverable in cash or in kind or for value to be received:				
Secured-Considered good		**197.18***		628.95*
Unsecured:				
Considered good	**151557.03**		153967.66	
Considered doubtful	**1.24**		17.26	
	151558.27		153984.92	
Less : Provision for doubtful advances	**1.24**	**151557.03**	17.26	153967.66
Income-tax payments less provision		**1224.73**		972.62
Balance with Customs, Port Trust and Central Excise on current accounts		**149.84**		10.28
Total		**153128.78**		155579.51
Share of Joint Ventures		**3327.87**		--
Grand Total		**156456.65**		155579.51

* Represents employees' loans which is disclosed net of loans of Rs. 622.80 lacs (previous year Rs. 2303.16 lacs) received from Housing Finance companies. The said loans received are secured by equitable mortgage of employees' properties who have availed loans under the scheme.

SCHEDULE 11

(Rupees in lacs)

	As at 31 March 2003	As at 31 March 2002
CURRENT LIABILITIES AND PROVISIONS		
CURRENT LIABILITIES		
Sundry creditors		
- total outstanding dues to small scale industrial undertakings	31.48	9.85
- others	54391.68	90606.37
Unclaimed dividends	129.00	145.18
Dividend payable - Minority Shareholders	--	1219.30
Interest accrued but not due on loans	1120.55	3524.45
Total	55672.71	95505.15
Share of Joint Ventures	33628.57	--
Grand Total	89301.28	95505.15
PROVISIONS:		
Gratuity and other retirement benefits	8.54	25.38
Total	8.54	25.38
Share of Joint Ventures	16.62	--
Grand Total	25.16	25.38

SCHEDULE 12

	Year ended 31 March 2003	Year ended 31 March 2002
DEFFERED TAX LIABILITY (NET)		
Deferred Tax Assets		
Disallowance under section 43B of Income Tax Act, 1961	--	2.17
Other timing differences	1.24	--
Deferred Tax liability		
Depreciation	(7.74)	(9.17)
Net Deferred Tax Liability (in respect of a subsidiary)	(6.50)	(7.00)
Share of Joint ventures	(1820.85)	--
Total	(1827.35)	(7.00)

SCHEDULE 13

OTHER INCOME		
Dividend from trade investments	423.50	427.56
Dividend from non trade investments	36.43	77.43
Interest from non-trade investments	1.96	4.05
Profit on sale of assets	--	3.47
Miscellaneous	1745.60	1745.26
Total	2207.49	2257.77
Share of Joint Ventures	117.17	--
Grand Total	2324.66	2257.77

SCHEDULE 14

(Rupees in lacs)

MANUFACTURING AND OTHER EXPENSES		Year ended 31 March 2003		Year ended 31 March 2002
Raw materials consumed				
Opening stock	5097.31		3609.17	
Less: In respect of subsidiaries [Refer Note 1(b)(iv)]	129.21		--	
	4968.10		3609.17	
Add: Purchases	67542.22		70253.66	
	72510.32		73862.83	
Less: Cost of raw materials sold	1202.52		745.12	
	71307.80		73117.71	
Less: Closing stock	2848.40		5097.31	
Raw materials consumed		68459.40		68020.40
Stores and spares consumed		966.39		2584.68
Power, fuel and water charges		25561.11		20225.31
Sales promotion expenses		351.50		544.77
Salaries, wages and bonus		7688.24		11230.61
Contribution to gratuity and superannuation funds		997.16		244.16
Contribution to provident and other funds		294.26		317.91
Staff welfare expenses		621.32		674.87
Rent		1011.49		1536.99
Rates and taxes		140.89		387.99
Excise duty		1822.79		1689.04
Insurance		1101.62		1294.38
Repairs to:				
Plant and machinery	1444.85		2625.17	
Buildings	506.05		871.12	
Others	1228.54		488.37	
		3179.44		3984.66
Commission on sales		--		17.99
Rebates and discounts		5767.18		5270.74
Packing, transportation and handling		8904.77		12813.51
Provision for doubtful debts and advances (net)		10.06		60.71
Turnover tax		996.82		1119.72
Loss on sale of assets (net)		262.27		0.29
Loss on sale of investments		674.65		2976.90
Supply of materials and equipment for construction contracts		2592.08		1799.82
Sub-contractors payments		1480.99		3738.44
Miscellaneous expenses		5383.10		9742.96
Opening Stock				
Finished goods	10531.44		13656.26	
Work-in-process (including Contracts in progress)	17202.02		27276.40	
Total	27733.46		40932.66	
Less: In respect of subsidiaries [Refer Note 1(b)(iv)]	756.18		--	
	26977.28		40932.66	
Closing Stock				
Finished goods	3152.24		10531.44	
Work-in-process (including Contracts in progress)	2343.64		17202.02	
	5495.88		27733.46	
		21481.40		13199.20
Total		159748.93		163476.05
Share of Joint Ventures		25547.62		--
Grand Total		185296.55		163476.05

SCHEDULE 15

(Rupees in lacs)

INTEREST AND FINANCIAL CHARGES (net)		Year ended 31 March 2003		Year ended 31 March 2002
On debentures		**1502.43**		2028.71
On other fixed interest bearing loans		**6119.24**		10440.34
On others		**10419.06**		17864.99
Total		**18040.73**		30334.04
Share of Joint Ventures		**1997.23**		--
Grand Total		**20037.96**		30334.04
Less : Interest on advances to companies	**--**		4846.86	
Interest on deposits, book debts, loans and others	**149.40**		2547.26	
Share of Joint Ventures	**96.63**		--	
		246.03		7394.12
Grand Total		**19791.93**		22939.92

SCHEDULE 16

PROVISION FOR TAXATION		
Current year tax of a subsidiary	**17.50**	2.89
Deferred tax of a subsidiary	**(0.50)**	10.50
Total	**17.00**	13.39
Share of Joint Ventures:		
Current year tax	**173.77**	--
Deferred tax	**110.08**	--
Grand Total	**300.85**	13.39

SCHEDULE 17

NOTES ON ACCOUNTS ON THE CONSOLIDATED ACCOUNTS FOR THE YEAR ENDED 31 MARCH 2003

1. The Consolidated Financial Statements relate to Southern Petrochemical Industries Corporation Limited (the Company) and its subsidiaries (the Group). These Consolidated Financial Statements have been prepared in accordance with (AS-21) "Consolidated Financial Statements", (AS-23), "Accounting for Investments in Associates in Consolidated Financial Statements" and (AS-27), "Financial Reporting of Interests in Joint Ventures", issued by the Institute of Chartered Accountants of India. As this is the first year of adoption of AS-23 and AS-27, figures for the previous year have not been presented in respect of Associates and Joint Ventures in these Consolidated Financial Statements.

a. (i) The subsidiary companies considered in these consolidated financial statements are:

Name	Country of incorporation	Percentage of ownership interest as at 31 March, 2003
SPIC Holdings and Investments Limited	India	100.00
Ind-Ital Chemicals Limited (a 70 per cent subsidiary of the Company and 30 per cent holding by SPIC Holdings and Investments Limited)	India	100.00
Orchard Microsystems Limited (a 80.50 per cent subsidiary of SPIC Holdings and Investments Limited)	India	80.50
SPIC Biotechnologies Limited	India	100.00
Proactive Decisions Limited (a 57.14 per cent subsidiary of SPIC Holdings and Investments Limited)	India	57.14
Mitocon Biotec Limited (a 99.86 per cent subsidiary of SPIC Holdings and Investments Limited)	India	99.86
Gulf SPIC Bahrain EC	Bahrain	99.00

(ii) The financial statements of all the subsidiaries are drawn upto 31 March 2003 other than for Gulf SPIC Bahrain EC, where it is upto 31 December 2002.

b) **Interests in Joint Ventures:**

(i) The Group's interests in jointly controlled entities are:

Name	**Percentage of ownership interest as at 31 March 2003**	**Country of incorporation**
Indo-Jordan Chemicals Company Limited	52.17	Jordan
Tamilnadu Petroproducts Limited	16.93	India
Technip India Limited	50.00	India
SPIC-JEL Engineering Construction Limited (30 per cent holding by the Company and 17.57 per cent holding by SPIC Holdings and Investments Limited)	47.57	India
Gulf SPIC General Trading & Contracting Company WLL	49.00	Kuwait
SPIC Fertilizers and Chemicals Limited	83.54	Mauritius
SPIC Fertilizers and Chemicals FZE (a 100 per cent subsidiary of SPIC Fertilizers and Chemicals Limited, Mauritius)	83.54	Dubai

(ii) The financial statements of the Joint Ventures are drawn upto 31 March 2003 other than for Indo-Jordan Chemicals Company Limited and Gulf SPIC General Trading & Contracting Company WLL, where it is upto 31 December 2002.

(iii) The Group's interests in these joint ventures, other than those that are also subsidiaries, were reported as long term investments as at 31 March 2002 and stated at cost.

(iv) The Financial statements of Indo-Jordan Chemicals Company Limited, Spic Fertilizers & Chemicals Limited and Spic Fertilizers & Chemicals FZE, which are subsidiaries that are also joint ventures have been consolidated applying AS-27 - "Financial reporting of interests in Joint Ventures" which is mandatory with effect from 1 April 2002. In the previous year these companies were consolidated applying AS-21 - "Consolidated Financial Statements". Consequently necessary adjustments have been made to Statutory and General Reserves (Schedule 2) and Manufacturing and Other Expenses (Schedule 14) in the current year.

(v) Joint venture disclosures

Group share in Joint Ventures with respect to other items:

	Rs. in lacs
(A) Income:	
i) Sales and Services	33503.81
ii) Other Income	117.17
(B) Expenditure:	
i) Purchase of finished goods	407.93
ii) Profit before tax	3183.70
iii) Provision for taxation	283.85
iv) Profit after tax	2899.85

c) **Investments in Associates**

(i) The Group's associates are

Name	Country of incorporation	Percentage of Ownership interest as at 31 March 2003.
Tuticorin Alkali Chemicals and Fertilisers Limited	India	46.93
SPEL Semiconductor Limited	India	34.97
Manali Petrochemical Limited	India	38.29
SPIC Electric Power Corporation (Private) Limited (49.55 per cent holding by SPIC Holdings and Investments Limited)	India	49.55

(ii) The Group's investments in associates were reported as long term investments as on 31 March 2002 and stated at cost. On adoption of Accounting Standard - 23 during the year these investments have been accounted for using the Equity method, whereby the investment is initially recorded at cost and is adjusted thereafter for the post acquisition change in the group's share of net assets.

(iii) The financial statements of the associates are drawn upto 31.03.2003 other than for Tuticorin Alkali Chemicals and Fertilisers Limited, where it is upto 30.09.2002.

d) These consolidated financial statements are based, in so far as they relate to amounts included in respect of subsidiaries, associates and joint ventures, on the audited financial statements of each of the entities.

2. **ACCOUNTING POLICIES**

The significant accounting policies followed are as stated below:

(i) **Fixed Assets and Depreciation**

Fixed Assets are capitalised at acquisition cost, including directly attributable cost of bringing the assets to its working condition for the intended use. Borrowing costs incurred on fixed assets from 1 April, 2000 are being capitalised in accordance with the Accounting Standard-16, which comes into effect in respect of accounting periods commencing on 1 April, 2000.

Certain assets have been revalued as on 1 January 1985, 1 June 1987, 30 September 1992, 31 March 1996, 1 April 1998, 31 March 1999, 31 March 2000 and 1 April 2002 and the resultant surplus has been added to the cost of the assets.

Depreciation on fixed assets is provided on straight-line method, except in the case of Technip India Limited, which provides depreciation on written down value basis, in accordance with Schedule XIV to the Companies Act, 1956. The difference between the SLM and WDV basis in respect of Technip India Limited is not significant. Where carrying value of an asset has undergone subsequent changes on account of exchange fluctuation, the depreciation on the revised unamortised depreciable amount is provided prospectively over the residual useful life of the assets.

(ii) **Foreign Currency Transactions**

Foreign currency transactions are recorded in the books by applying the exchange rate as on the date of the transaction.

Foreign currency liabilities, arising on account of acquisition of assets, are converted at the exchange rate prevailing on the last working day of the accounting year or forward contract rates, as applicable, and the exchange difference is adjusted to the cost of assets. In the case of Indo-Jordan Chemicals Company Limited, such exchange differences arising subsequent to date of commencement of commercial production are charged to revenue, the impact of which is not material.

Investments in foreign currency are reported using the exchange rate at the date of the transaction.

Other foreign currency assets and liabilities are converted at the exchange rate prevailing on the last working day of the accounting year or forward contract rates, as applicable, and the exchange difference is adjusted to the profit and loss account except in case of forward contracts, where the difference between forward rate and exchange rate at the date of the transaction is recognised over the life of the contract.

(iii) **Investments**

Long term investments are valued at cost. Investments in Associates are accounted for under equity method in accordance with Accounting Standard – 23 "Accounting for Investments in Associates in Consolidated Financial Statements". Borrowing costs incurred on specific borrowings for funds used for investments in /advances made to companies (where such advances are to be adjusted eventually against the equity to be issued by those companies) are capitalised as part of the carrying amount of the investments/ advances. The Company follows this policy in respect of those companies promoted by it and where it has an effective control over the operations of the investee companies. This policy of capitalising such borrowing costs has been discontinued from the current year and interest capitalised for the period 1.04.2000 to 31.03.2002 has been charged to the profit and loss account (Refer Note 17).

(iv) **Inventories**

Inventories are valued at lower of cost and net realisable value except stores, spares and loose tools, which are valued at cost and/ or below cost. The method of determining cost of various categories of inventories of various divisions is as follows:

Stores, spares and raw materials	- Monthly weighted average method/first in first out method/annual average method
Loose tools	- Valued at cost which is depreciated over a period of three to eight years on straight line method
Work-in-process and finished goods	- Average cost of last quarter's production/average annual cost, computed on full absorption costing method

(v) **Revenue Recognition**

(a) Revenue in respect of sale of products and scrap is recognised at the point of despatch to customers from plants and warehouses.

(b) Under the retention pricing scheme, the Government of India reimburses the fertiliser industry, the difference between the retention price based on the cost of production and selling price (realised from the farmers) as fixed by the Government from time to time, in the form of a subsidy. This has been accounted as income on the basis of movement of fertiliser from the factory as per the procedure prescribed by the Government and not on the basis of ultimate sales. In the case of increase in input costs / expenses for which retention price is yet to be announced, the Company makes a reasonable estimate of incremental amount due and accrues the same as income for the year.

(c) Long-term contracts which were hitherto being accounted on completed contract method by the Company is, from the current year, being accounted on percentage completion method (Refer Note 18).

(vi) **Research and Development Expenditure**

Research and Development expenditure is charged to the profit and loss account in the year in which it is incurred.

(vii) **Retirement Benefits**

Contribution to provident fund is made monthly, at a predetermined rate, to the Provident Fund Trust and accounted on an accrual basis.

Liability for superannuation, gratuity and leave encashment benefit is provided based on an actuarial valuation and/or under a scheme with Life Insurance Corporation of India and accounted on an accrual basis.

Liability under voluntary retirement scheme is charged to the profit and loss account over a period of five years from the accounting year in which the liability is incurred.

(viii) **Premium payable on redemption of debentures**

Premium payable on redemption of debentures is accounted for in the year of redemption of debentures.

(ix) **Share and Debenture issue expenses**

Issue expenses are adjusted directly to securities premium account.

(x) **Taxes on Income**

Current tax is determined as the amount of tax payable in respect of taxable income for the period.

Deferred tax is recognised, subject to the consideration of prudence, on timing difference between taxable income and accounting income that originate in one period and are capable of reversal in one or more subsequent periods. Deferred tax assets are not recognised on unabsorbed depreciation and carry forward of losses unless there is virtual certainty that sufficient future taxable income will be available against which such deferred tax assets can be realized (Refer note 21).

3. (i) Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances) Rs. 23315.88 lacs [including share of Joint Ventures Rs. 22732.91 lacs (previous year Rs.168.98 lacs)].

(ii) Cumulative Preference Dividend and dividend tax not provided for by the Company upto 31 March 2003 is Rs. 672.95 lacs (previous year Rs. 444.44 lacs).

4. **Contingent Liabilities**

(a) Bills and Cheques discounted Rs. 1022.31 lacs [including share of Joint Ventures Rs. 138.97 lacs (previous year Rs. 1715.61 lacs)].

(b) Claims not acknowledged as debts Rs. 3602.68 lacs [including share of Joint Ventures Rs. 99.26 lacs (previous year Rs.3507.75 lacs)].

(c) Guarantees / Security given to banks/financial institutions on behalf of other companies Rs. 7794.41 lacs [including share of Joint Ventures Rs.1062.46 lacs (previous year Rs. 6853.28 lacs)].

5. (a) Fixed assets (other than furniture and fittings, office equipment, vehicles, ships, and certain buildings and plant and machinery) of the Company have been revalued as on 31.3.1996 on the basis of 'Existing Use Value' by independent professional valuers. The resultant surplus on such revaluation over the written down value of these assets amounting to Rs.36659.06 lacs has been credited to Revaluation Reserve as on 31.3.1996.

(b) Land, buildings and plant and machinery relating to Pharmaceuticals and Biotechnology Divisions of the Company have been revalued as on 31.3.1999, on the basis of 'Existing Use Value' by independent professional valuers. The resultant surplus on such revaluation over the written down value of these assets amounting to Rs. 5412.77 lacs has been credited to Revaluation Reserve as on 31.3.1999.

(c) Fixed assets (other than furniture and fittings, office equipments and vehicles) of the Tuticorin Plant of the Company have been revalued as on 31.3.2000 on the basis of 'Existing Use Value' by independent professional valuers. The resultant surplus on such revaluation over the written down value of these assets amounting to Rs.30905.38 lacs has been credited to Revaluation Reserve as on 31.3.2000.

(d) Fixed assets (other than furniture and fittings, office equipments and vehicles) of the Tuticorin Plant of the Company have been revalued as on 01.04.2002 on the basis of 'Existing Use Value' by independent professional valuers. The resultant surplus on such revaluation over the written down value of these assets amounting to Rs.35086.61 lacs has been credited to Revaluation Reserve as on 01.04.2002.

(e) Fixed assets of Ind-Ital Chemicals Limited (a 100 per cent subsidiary) have been revalued on 1 June 1987 and 30 September 1992 on the basis of technical valuation reports. The resultant surplus on revaluation over the written down value of these assets amounting to Rs.111.89 lacs and Rs. 264.89 lacs respectively has been credited to Revaluation Reserve on the respective dates given above.

(f) Fixed assets (other than furniture and fixtures, office and other equipment, vehicles, ships-barges, certain land and plant and machinery) of Tamilnadu Petroproducts Limited have been revalued on 31 March 1996 on the basis of 'Existing Use Value' by professional valuers. The resultant surplus on such revaluation over the written down value of these assets amounting to Rs.21409.20 lacs has been credited to Revaluation Reserve as on 31 March 1996. As on 31.03.2003 the Group's proportionate share in the Revaluation Reserve is Rs.1426.17 lacs.

(g) The depreciation charge for the year shown in the profit and loss account is after deducting an amount of Rs. 2969.58 lacs [including Rs.309.74 lacs in respect of Joint Venture (previous year Rs. 4874.70 lacs)] representing the extra depreciation arising on revaluation of fixed assets withdrawn from Revaluation Reserve.

(h) Also, deducted from the Revaluation Reserve is an amount of Rs.1613.22 lacs (previous year Rs. 213.29 lacs) in respect of certain adjustments for deletion of revalued assets.

6. The Company has given an undertaking to the financial institutions for non-disposal of its shareholdings in Tuticorin Alkali Chemicals and Fertilisers Limited, Tamilnadu Petroproducts Limited, Manali Petrochemical Limited and SPEL Semiconductor Limited without their prior approval.

7. Miscellaneous expenditure, to the extent not written off or adjusted, represents

(a) Rs. Nil (previous year Rs.743.26 lacs) being expenditure on major repairs and renewals to ships, which were incurred on account of special surveys and compliance with statutory requirements. Such expenditure is charged off proportionately over the period the benefit is expected to be derived.

(b) Rs. 746.52 lacs (previous year Rs.1124.21 lacs) being amounts paid/payable under Company's voluntary retirement scheme for employees is amortized over a period of five years from the accounting year in which the liability is incurred.

(c) Rs.30.74 lacs (previous year Rs.36.80 lacs) being expenditure towards incorporation of a subsidiary and for subsequent increase in authorised share capital. Such expenditure is charged off over a period of ten years.

8. Loans and advances include advances given to three companies amounting to Rs. 32752.60 lacs (previous year – four companies – Rs 44106.22 lacs) to be adjusted against equity shares to be issued by these companies.

9. The Company promoted during 1994-95, SPIC Petrochemicals Limited (SPIC Petro). Loans and advances as at 31 March 2003 include Rs. 45683.96 lacs (previous year Rs. 43903.81 lacs) paid to SPIC Petro on account of advance against Equity of Rs. 15654.20 lacs (previous year Rs.15650.72 lacs), Inter Corporate Deposits of Rs. 9756.99 lacs (previous year Rs.8052.74 lacs) and interest of Rs. 20272.77 lacs (previous year Rs.20200.35 lacs), accrued on both. Apart from the above, debtors also include Rs.522.96 lacs recoverable from SPIC Petro.

In view of the pending litigation between Chennai Petroleum Corporation Limited (CPCL) and the Company and the consequent interim injunction granted by the Madras High Court in 1997 to stop implementation of activities, there has been a temporary suspension of activities.

The draft Memorandum of Settlement (MoS) between CPCL and SPIC which was approved by the Ministry of Petroleum and Natural Gas in March 2001 is awaiting formal execution. The Company initiated discussions with Financial Institutions and Banks for resolving financial issues through re-structuring of all the loans, grant of sanctions of reliefs and concessions and grant of further financial assistance. A high level meeting with all the Financial Institutions and Banks, who have funded this project, was held at Mumbai in June 2001.The Lenders have formed a committee comprising representatives from IDBI, ICICI, SBI and Dena Bank to review the project and re-appraise the viability of the project.

The Lenders Committee have appointed M/s. Tata Consulting Engineers Limited (TCE) as Lenders' Engineer to assess the revised project cost and the viability of the project. M/s. TCE have completed their study and submitted their report to IDBI in August 2002 and IDBI is examining the report.

In January 2003, ICICI Bank Limited, filed an application before the Debt Recovery Tribunal for appointment of a Receiver in respect of properties of SPIC Petro. The Tribunal, on 14 February 2003, granted interim relief by way of appointment of a Receiver with a direction to get the property valued for sale. The appeals of SPIC Petro and that of the Company before the Debt Recovery Appellate Tribunal were dismissed on 10 March 2003. Aggrieved by this, SPIC Petro and the Company filed Writ Petitions before the Bombay High Court for staying the orders of the Tribunal and of the Appellate Tribunal.

The Bombay High Court, on 17 April 2003, adjourned the Petitions with a direction that SPIC Petro will not be dispossessed from the property, nor will the property be sold as directed by the Tribunal. The High Court further directed IDBI to make available TCE's report to the Court, to SPIC Petro and to the Company. SPIC Petro has to submit a report as to what are the possibilities of revival and how the necessary finance will be raised and its liabilities cleared.

The case is presently posted to be heard in the first week of July 2003.

The Company is in the process of identifying a strategic partner to invest in the project and on execution of the Memorandum of Settlement, settle the compensation of Rs. 4303.47 lacs payable to CPCL and have the stay vacated by the Madras High Court. The Company is hopeful that the project will be implemented once the above issues are resolved.

10. The Government of India vide their letter dated 4.6.2002 announced the urea pricing policy parameters for the 7th and 8th pricing periods from 1.7.1997 to 31.3.2003. The Company received a circular dated 12.8.2002 on the basis of the above letter revising the retention price of urea with retrospective effect for the pricing period referred above. These policy parameters have made significant changes with regard to reassessment of plant capacities, withdrawal of vintage allowance, increase in normative levels of capacity utilization and updating the consumption norms.

    The Company is of the view that some of the policy parameters with regard to reassessment of plant capacities, withdrawal of vintage allowance, increase in normative levels of capacity utilization cannot be amended retrospectively. The Company has therefore reworked the subsidy entitlement for the period from 1.7.1997 to 31.3.2002 as per the notified policy disregarding the disputed parameters and other disallowances made by the Government in working out the retention price. These workings have resulted in the Company retaining as claims receivable subsidy of Rs. 36954.74 lacs already accrued in the books for the period 1.7.1997 to 31.3.2002.

    The Company is in the process of representing to the Government and intends to take up the above issues in a phased manner and is hopeful of succeeding and recovering the said amount.

11. In past years the Company was acting as handling agents for fertilisers imported by Agri India which is a department of the Government of India for importing fertilisers. The Company has claimed inventory carrying costs, freight concession and price differential on imported fertilisers consequent to decontrol of price of Di-Ammonium Phosphate (DAP) in August 1992 and also for carrying higher inventory due to bunching of vessels when imports were made. The total claims of Rs. 3625.68 lacs which is outstanding for a considerable period of time are being followed up with Agri India and the Company expects to realise the amounts in due course.

12. The Company, its subsidiary and joint venture has made investments of Rs.3068.04 lacs in equity, granted loans amounting to Rs.5176.50 lacs and advance against equity of Rs.1000 lacs, extended guarantees for Rs.1825 lacs and Rs.9045.30 lacs is due towards interest and other recoverables in respect of three associate companies *viz.* Tuticorin Alkali Chemicals and Fertilisers Limited (TAC), SPEL Semiconductor Limited (SPEL) and Manali Petrochemical Limited (MPL). The market value of the investments is Rs.1278.22 lacs as on 31 March 2003. Based on the audited results as at 31 March 2003 in respect of MPL and SPEL and as at 30th September 2002 updated to 31 March 2003 in respect of TAC, the erosion of net worth of these companies is in the range of 35 per cent to 100 per cent. TAC has reported that it has become potentially sick under the Sick Industrial Companies (Special Provisions) Act, 1985. In view of the long term involvement with these companies, the management is of the view that no provision is required to be made for the above investments, loans, advance against equity, interest and other recoverables and guarantees aggregating to Rs. 20114.84 lacs.

13. (a) The Company had placed Inter Corporate Deposits with four companies amounting to Rs.675 lacs during 1999 from whom neither principal nor interest has been received.

    (b) An amount of Rs.2760.40 lacs is due from a company towards ship hire charges, sale of ship and other recoverables. This company is in financial difficulties and is in the process of entering into an arrangement with another company to settle the dues of Rs.2760.40 lacs subject to certain conditions.

    Efforts are being made to recover these amounts and the management is of the view that no loss will arise on this account.

14. During the year, the Company continued its efforts in restructuring the debt portfolio. The restructuring proposal was referred under the Corporate Debt Restructuring (CDR) mechanism by Industrial Development Bank of India. The restructuring under CDR inter-alia provides for business restructuring envisaging sale of certain divisions / investments and financial restructuring through reduction in interest rates and reschedulement of loans.

    The participating lenders whose debts constitute 86.36 per cent of the total restructured debt and the Company have signed the Debtor-Creditor Agreement.

    The CDR cell approved the package vide its letter dated 19 March 2003, giving certain terms and conditions for the business and financial restructuring including sharing of security among lenders. The forty participating lenders will now be taking necessary steps to obtain approvals from respective authorities to effectuate the package at the earliest.

    Pending execution of necessary documents and compliance with certain special and general conditions of the CDR which has been agreed to by the Company and the promoters, the interest relief of Rs. 4110.36 lacs for the year ending 31 March 2003 has been considered in

these accounts. The balances of loans / interest pending implementation of CDR are subject to confirmation and resultant adjustments, if any, would be made after the implementation of the package.

The CDR package will come into effect on execution of necessary documents. The Company expects the CDR package to be implemented soon.

15. Capital work in progress/ advances include a sum of Rs.2091.04 lacs being advances paid to MCC Finance Limited for purchase of certain immovable properties. The Company entered into sale agreements for these properties with MCC Finance Limited and the execution and registration of sale deeds are pending. The Administrator/Provisional Liquidator of MCC Finance Limited filed a petition before the Company Court at Chennai seeking a direction that the sale agreements entered into between the Company and MCC Finance Limited be declared null and void. The said petition was allowed by the Single Judge on 18.6.2003. The Company proposes to file an appeal against the Order before the Division Bench of the Madras High Court.

16. The Company had raised USD 120 million as unsecured Floating Rate Notes (FRN) in 1996 for financing the import of Capital Goods for its operations and projects and for general corporate purposes. Interest and exchange fluctuation incurred upto 31 March 2000 on part of the loan was being carried forward in capital work in progress as it was expected to be adjusted to proposed projects / schemes. As no such proposed projects are now envisaged, during the current year interest of Rs. 7760.49 lacs and exchange fluctuation (net) of Rs. 3867.35 lacs lying in capital work in progress have been charged to profit and loss account.

17. Interest capitalised as part of the carrying amount of advance against equity made to SPIC Petro for the period from 1 April 2000 to 31 March 2002 amounting to Rs 10573.31 lacs has been charged to the Profit and Loss Account of the current year as this was not in accordance with the Accounting Standard-16-Borrowing Costs which is mandatory from 1st April 2000.

18. During the year, the Company has changed the method of accounting for construction contracts from completed contract method to percentage completion method. The change has resulted in the loss for the year being lower by Rs.1141.49 lacs.

19. In respect of Indo-Jordan Chemicals Company Limited(IJC) a joint venture company, there is an insurance claim receivable which is mainly related to the reactor roof rubber lining failure that resulted in shutdown of the plant for 49 days during November and December 1997. IJC filed a claim with the insurer for a total amount of USD 4689407, equivalent to Rs 2226.53 lacs (Group's share Rs.1161.58 lacs) as on 31 March 2003, being the cost of the repair of USD 562713 and the consequential loss of profit of USD 4126694.

The insurer refused the claim on the grounds that the lining failure was progressive in nature and the erection contractors were responsible for the failure. Since the lining failure was sudden and premature and the contractor was not responsible either by contract or by law, as per the provisions of the insurance policy, IJC filed a legal suit in December 1998 against the insurer, in the Court of Law in Amman, Jordan. To facilitate an early settlement, at the insistence of the insurer and on the recommendation of IJC's legal counsel, the case was referred to an arbitration panel. The arbitration proceedings are in progress.

20. Spic Fertilisers and Chemicals FZE, Dubai, a joint venture company, is in the process of developing a facility to manufacture ammonia / urea fertilisers in the Jebel Ali Free Zone. A plot of 240000 Sq mts has been leased from the Free Zone Authority for fifteen years with renewable option for a similar period.

The plant, after necessary modifications and refurbishment, will have the following production capacities using natural gas as the feed stock:

Ammonia 685 Metric Tonnes per day.

Urea 1200 Metric Tonnes per day.

While ammonia (intermediary product) would be consumed in the manufacturing process, the end product, urea, will be marketed in the Indian sub-continent at competitive prices through a buy back arrangement with the Company. The estimated project cost is around USD 190 million.

After securing a letter of commitment from Dubai Supply Authority for the supply of Natural Gas to the project, SFC is in the process of entering into a detailed Gas Sales and Purchase Agreement (GSPA) with the Government of Dubai, in order to initiate action for the syndication of the loan. A lead bank from UK has given the in-principle acceptance to syndicate the loan for the project.

It is estimated that the mechanical completion would be by the beginning of 2005 and the plant would be commissioned by the second quarter of 2005.

21. No provision has been made in these accounts for the accumulated net deferred tax liability upto 31 March 2001 of the Company amounting to Rs.11389 lacs as an interim stay of clause 33 of Accounting Standard-22- "Accounting for taxes on income" has been obtained from the Madras High court. Clause 33 of the above standard provides that the net deferred tax liability accumulated up to 31 March, 2001 should be provided for, with a corresponding charge to revenue reserves. On a transfer petition filed by the Institute of Chartered Accountants of India before the Supreme Court of India, the Honourable Court directed that all similar petitions filed in different High Courts be transferred to the Calcutta High Court. The petition is yet to be heard by the Calcutta High Court.

The net deferred tax asset / (liability) of the Company as at 31 March 2003 and 31 March 2002 is as follows:

(Rupees in lacs)

	As at 31 March 2003	As at 31 March 2002
Depreciation	**10469**	9995
Subsidy	**13886**	12172
Others	**43**	361
Deferred tax liability	**24398**	22528
Provision for doubtful debts	**264**	267
Carry forward business losses	**15140**	2501
Unabsorbed depreciation	**16902**	14817
Others	**118**	242
Deferred tax asset	**32424**	17827
Net deferred tax asset / (liability)	**8026**	(4701)

22. **Related party disclosures under Accounting Standard - 18**

i) The list of related parties as identified by the management are as under:

Associates	1.	Tuticorin Alkali Chemicals and Fertilisers Limited
	2.	SPEL Semiconductor Limited
	3.	Manali Petrochemical Limited
	4.	SPIC Electric Power Corporation Private Limited
Joint ventures	1.	Indo-Jordan Chemicals Company Limited
	2.	Tamilnadu Petroproducts Limited
	3.	Technip India Limited
	4.	SPIC-JEL Engineering Construction Limited
	5.	Gulf SPIC General Trading and Contracting Company WLL, Kuwait
	6.	SPIC Fertilisers and Chemicals Limited, Mauritius
	7.	SPIC Fertilisers and Chemicals FZE, Dubai
Key Management Personnel of the Company	1.	Dr. A C Muthiah
	2.	Thiru. Ashwin C Muthiah
	3.	Thiru Babu K Verghese
	4.	Thiru M G Thirunavukkarasu
	5.	Thiru A Santhanakrishnan
Relatives of Key Management Personnel of the Company	1.	Thirumati Devaki Muthiah
	2.	Thirumati Abirami Jawahar
	3.	Thirumati S Kalavathy
	4.	Thirumati S Ragini Prakash
Enterprises owned by / over which Key Management Personnel is able to exercise significant influence	1.	Sri Karpaka Vinayagar Agencies
	2.	Prestige Agencies
	3.	Crescent Agencies
	4.	South India Investment Associates
	5.	SPIC Aromatics and Chemical Corporation Limited
	6.	SPIC Petrochemicals Limited
	7.	Saras Permanent Fund Limited
	8.	Saras Innovative Investments & Finance Limited
	9.	Saras Vision Mission (Private) Limited
	10.	Saras Exclusive Estates & Resorts (Private) Limited
	11.	National Aromatics and Petrochemicals Corporation Limited

ii) The following transactions were carried out with the related parties:

(Rupees in lacs)

Sl. No.	Particulars	Associates	Joint Ventures	Key Management Personnel (KMP)	Relatives of KMP	Enterprise owned by / over which KMP is able to exercise significant influence
1	Balance outstanding as of 31 March 2003 (Net Dr.)	**Dr. 15130.68** (Dr. 14918.51)	**Dr. 10936.34** (Dr. 6579.26)			**Dr. 46943.28** (Dr. 55804.15)
2	Advance against equity		**3.32** (35.44)			**9.34** (50.36)
3	Inter corporate deposits/loans given		**40** (-)			**1704.25** (402.08)
4.	Investment	**0.50** (-)	**171.46** (-)			
5	Sale of goods	**13.37** (591.55)	**24.25** (90.55)			
6	Income from services rendered	**514.95** (606.92)	**842.39** (429.33)			**0.33** (-)
7	Sale of fixed assets	**-** (0.70)	**0.59** (-)			
8	Interest accrued on loans and ICDs	**22.69** (942.52)	**2.02** (37.31)			**-** (1330.88)
9	Interest accrued on advance against equity					**-** (4846.86)
10	Income from lease rentals		**0.61** (1.53)			**-** (4.11)
11	Service/Consultancy charges	**19.28** (6.96)	**1.73** (-)			
12	Sub-contractor payments		**402.76** (872.79)			
13	Managerial remuneration			**176.68** (160.45)		
14	Rent paid	**1.13** (-)		**9.84** (10.80)		
15	Sitting Fees			**0.30** (0.30)		
16	Dividend Paid			**-** (0.21)	**-** (0.03)	
17	Dividend Received		**445.11** (423.35)			
18	Purchase of goods	**78.07** (1328.13)	**1629.05** (7408.48)			
19	Amounts written off	**-** (199.62)	**-** (449.64)			

Figures in brackets are in respect of the previous year.

	Year ended 31 March 2003	Year ended 31 March 2002
23. **Earnings Per Share :**		
(Loss) after taxation and preference dividend as per profit and loss account (Rs. in lacs)	**(36141.04)**	(22075.66)
Number of shares used in computing earnings per share	**88047700**	88047700
Earnings per share – basic and diluted (in rupees)	**(41.05)**	(25.07)
Face value per share (in rupees)	**10**	10

24. **Segment Reporting**

(Rupees in lacs)

	Agro inputs	Bulk drugs and Formulations	Others	Consolidated
Primary segment information (Business segments)				
Segment revenue				
Sales to external customers	**140495.69** (156830.24)	**12217.63** (10974.79)	**45284.49** (21085.73)	**197997.81** (188890.76)
Other income	**411.89** (619.32)	**199.02** (132.50)	**501.29** (428.09)	**1112.20** (1179.91)
Inter segment revenue			**0.28** (3.83)	**0.28** (3.83)
Total revenue	**140907.58** (157449.56)	**12416.65** (11107.29)	**45786.06** (21517.65)	**199110.29** (190074.50)
Elimination of inter segment sales				**-0.28** (3.83)
Total consolidated revenue				**199110.01** (190070.67)
Segment results	**7520.00** (12443.87)	**1895.58** (351.52)	**1542.15** (-3244.40)	**10957.73** (9550.99)
Unallocated expenses net of unallocated Income				**-26117.42** (-5750.44)
Profit / (-) Loss before interest,etc., and taxation				**-15159.69** (3800.55)
Interest expenses (net) not allocable to segments				**-19791.93** (-22939.92)
Income from deposits and long term investments, loss on sale of investments etc., not allocable to segments (net)				**-197.73** (-2467.86)
(-) Loss before taxation				**-35149.35** (-21607.23)
Income taxes				**-300.85** (-13.39)
(-) Loss after taxation before share of results of associates				**-35450.20** (-21620.62)
Share of loss of associates				**-468.45** (-)
(-) Loss after taxation before minority interests				**-35918.65** (-21620.62)

	Agro inputs	Bulk drugs and Formulations	Others	Consolidated
Primary segment information (Business segments Contd.)				
Other Information				
Segment assets	**234574.62** (237750.50)	**21681.77** (22034.91)	**36032.18** (16506.28)	**292288.57** (276291.69)
Unallocated corporate assets				**137890.29** (176356.17)
Total assets				**430178.86** (452647.86)
Segment liabilities	**285981.61** (298744.56)	**6106.30** (7108.27)	**20379.04** (8729.15)	**312466.95** (314581.98)
Unallocated corporate liabilities				**32346.74** (34945.42)
Total liabilities				**344813.69** (349527.40)
Capital expenditure	**674.79** (1790.95)	**984.12** (190.05)	**757.16** (322.94)	
Depreciation	**4180.58** (5719.47)	**1229.44** (1234.12)	**1303.28** (510.44)	
Non-cash expenditure other than depreciation	**54.05** (160.30)	**-** (35.73)	**71.16** (-)	
Secondary segment Information (Geographical segments)	Revenue	Carrying amount of segment assets	Capital expenditure	
Within India	**158408.14** (153847.10)	**252988.21** (207658.73)	**2169.73** (2034.50)	
Outside India	**40701.87** (35043.66)	**39300.36** (68632.96)	**246.34** (269.44)	
Total	**199110.01** (188890.76)	**292288.57** (276291.69)	**2416.07** (2303.94)	

NOTES:

(a) Business segments

The business segment has been considered as the primary segment for disclosure.
The products included in each of the business segments are as follows:

(i) Agro inputs - includes fertilizers and phosphoric acid.

(ii) Bulk drugs and formulations - includes Penicillin-G and formulations.

(iii) Others - includes maintenance contracts, tissue culture and floriculture, synthetic resins, investments, information technology services, chemicals and engineering services.

Revenues and expenses, which relates to the enterprise as a whole and are not allocable to segments on a reasonable basis, have been included under "Unallocated expenditure net of unallocated income".

Unallocated corporate assets and unallocated corporate liabilities include the assets and liabilities of those companies which are yet to commence operations.

(b) Geographical segments

The geographical segments considered for disclosure are as follows:

- **Sales within India** includes sales to customers located within India
- **Sales outside India** includes sales to customers located outside India.

25. Figures for the previous year have been recasted / regrouped, wherever necessary, to conform to the classification of the current year. In view of the adoption of AS-23 and AS-27, the figures of the current year are not comparable with those of the previous year.

CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED 31 MARCH 2003

(Rupees in lacs)

		For the year ended 31 March 2003		For the year ended 31 March 2002
A. CASH FLOW FROM OPERATING ACTIVITIES:				
Net Profit / (Loss) before tax		**(35149.35)**		(21607.23)
Adjustment for :				
Depreciation	**6959.10**		7683.38	
(Profit) / loss on sale of assets	**269.52**		(3.18)	
Loss on sale of investments	**674.65**		2976.90	
Exchange fluctuation	**415.58**		3087.77	
Provision for dimunition in value of investments	**50.79**		--	
Translation difference on consolidation	**477.21**		--	
Interest and financial charges	**20037.96**		30334.04	
Interest and exchange fluctuation on FRN	**11627.84**		--	
Income from investments	**(470.03)**		(509.04)	
Interest income	**(246.03)**		(1216.38)	
		39796.59		42353.49
Operating profit before working capital changes		**4647.24**		20746.26
Adjustments for :				
(Increase)/Decrease in sundry debtors	**4002.78**		18212.77	
(Increase)/Decrease in inventories	**10199.52**		4828.55	
(Increase)/Decrease in loans and advances	**2945.94**		(371.72)	
(Increase)/Decrease in miscellaneous expenditure	**1127.01**		78.52	
Increase/(Decrease) in current liabilities and provisions	**(5195.00)**		1362.71	
		13080.25		24110.83
Cash generated from operations		**17727.49**		44857.09
Direct taxes		**(556.61)**		(484.81)
NET CASH FROM OPERATING ACTIVITIES		**17170.88**		44372.28
B. CASH FLOW FROM INVESTING ACTIVITIES :				
Additions to fixed assets, including capital work-in-progress/ advances and adjustments for exchange fluctuation	**(1337.73)**		(3560.13)	
Proceeds from sale of fixed assets	**836.67**		170.64	
Payments on account of investments and advances to be adjusted against equity	**(225.40)**		(738.70)	
Loans and advances to other companies	**(1667.90)**		(428.62)	
Income from investments	**470.03**		509.04	
Proceeds from sale of investments	**301.92**		1587.77	
Interest income	**246.03**		1216.38	
		(1376.38)		(1243.62)
NET CASH USED IN INVESTING ACTIVITIES		**(1376.38)**		(1243.62)

CONSOLIDATED CASH FLOW STATEMENT (Contd.)

(Rupees in lacs)

		For the year ended 31 March 2003		For the year ended 31 March 2002
C. CASH FLOW FROM FINANCING ACTIVITIES :				
Redemption of preference share capital	--		(2500.00)	
Proceeds from borrowings	14730.45		3024.05	
Repayment of borrowings	(12337.54)		(11144.54)	
Exchange fluctuation	(415.58)		(3087.77)	
Dividend paid	--		(880.48)	
Interest and financial charges paid	(16144.58)		(28270.98)	
		(14167.25)		(42859.72)
NET CASH USED IN FINANCING ACTIVITIES		(14167.25)		(42859.72)
NET CASH FLOWS DURING THE YEAR (A+B+C)		1627.25		268.94
Cash and cash equivalents (opening balance)		5947.95		5679.01
Cash and cash equivalents on initial adoption of Joint Ventures		274.64		--
Cash and cash equivalents (closing balance)		7849.84		5947.95

Note: In view of adoption of Accounting Standard-27 - Financial Reporting of Interests in Joint Ventures during the year, the figures of the current year are not comparable to those of the previous year.

For and on behalf of the Board

Dr. A C MUTHIAH
Chairman

BABU K VERGHESE
Managing Director

M G THIRUNAVUKKARASU
Finance Director

Place : Chennai
Date : 26 June 2003

N RAMAKRISHNAN
Secretary

Per our report attached to the Balance Sheet

For A F FERGUSON & Co.,
Chartered Accountants

A K MAHINDRA
Partner

Place : Chennai
Date : 26 June 2003

NOTES

(PLEASE FILL IN WITH BALL PEN ONLY.)

SPIC

SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LIMITED

Registered Office : 73 Armenian Street, Chennai - 600 001.
Principal Office : "SPIC House", 88 Mount Road, Guindy, Chennai - 600 032.

ATTENDANCE SLIP

Please bring this attendance slip and hand it over at the entrance of **"RAJAH ANNAMALAI HALL"**, Chennai - 600 108.

Name & Address of the Shareholder :

....

....

....

....

....

Folio No.

DP. ID*	
Client ID*	

* Applicable to investors holding shares in electronic form.

I hereby record my presence at the 33rd **Annual General Meeting** of the Company at **"RAJAH ANNAMALAI HALL"**, Chennai - 600 108 on **Monday, the 22 September 2003 at 3.00 P.M.**

Signature of the Member or Proxy	Shares Held

SPIC

SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LIMITED

Registered Office : 73 Armenian Street, Chennai - 600 001.
Principal Office : "SPIC House", 88 Mount Road, Guindy, Chennai - 600 032.

PROXY

I / We ....

.... of ....

in the district of .... being a Member(s) of the above named Company hereby appoint Thiru ....

of .... in the District of ....

or failing him Thiru ....

of .... in the District of ....

as my / our proxy to vote for me / us on my / our behalf at the 33rd **Annual General Meeting** of the Company to be held on **Monday, the 22 September 2003 at 3.00 P.M.** and at any adjournment thereof.

Signed this .... day of .... 2003.

Folio No.	

DP. ID		Client ID	

Affix
30 Paise
Revenue
Stamp

Notes : 1. The Proxy to be valid should be deposited at the Principal / Registered Office of the Company not later than 3.00 P.M. on 20 September, 2003.

2. The Proxy should be executed on 30 Paise Revenue Stamp.

BOOK-POST

Under Certificate of Posting

SPIC

33rd Annual Report 2002 - 2003

If undelivered, please return to :

SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LIMITED

Secretarial Department

"SPIC House", 88, Mount Road,

Guindy, Chennai - 600 032.

Please visit our website : *www.spicltd.com*

SPIC

ANNUAL REPORT 2002-03

Financial Statements of Subsidiary Companies

of

SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LIMITED

CONTENTS

INDO-JORDAN CHEMICALS COMPANY LIMITED

(A Joint Venture of SPIC-India, JPMC-Jordan and TAIC-Saudi Arabia)

ANNUAL REPORT FOR THE YEAR 2002

THE BOARD OF DIRECTORS

Mr Naser Madadha	Chairman
Dr A C Muthiah	Director
Mr Ashwin C Muthiah	Director
Mr Babu K Verghese	Director
Mr Khalid Sheyyab	Director
Mr Ahmed Mohammed Ahmed	Director
Mr Arjun Chari	Managing Director

AUDITORS

ERNST & YOUNG
P.O. Box 1140
Amman 11118, Jordan

LEGAL COUNSEL

Ali Sharif Zu'bi & Sharif Ali Zu'bi
P.O. Box 35267
Amman 11180, Jordan

DIRECTORS' REPORT FOR THE FISCAL YEAR 2002

The Directors have great pleasure in presenting the Company's 11th Annual Report along with the audited accounts of the Company for the fiscal year ended on 31 December 2002.

In the year under review, the Company returned to its track of successful and profitable operation, which had suffered a set-back in the year 2001. Production for the year touched a new record high of 250422 MT reaching 112 per cent of the installed capacity and exceeding the budget target of 240000 MT. In part responsible for this achievement was the fact that sales of Phosphoric Acid also touched a new record of 246346 MT. This being the first full year of diversified marketing adopted by the Company, the sales achievement is particularly commendable. The production / sales achievement helped in improving the financials of the Company, particularly in reducing its dues to JPMC and other creditors. The continuous efforts on cost reduction also helped in improving cash flows and realizing a higher net profit for the Company. As against a net profit of USD 1.28 million for the year 2001, the Company was able to realize a net profit of USD 10.297 Million for the year 2002.

OPERATING RESULTS	AMOUNT IN MILLION JD	AMOUNT IN MILLION USD
Turnover and Other Income	47.236	66.717
Cost of Sales	26.871	37.953
Financing Charges	2.800	3.954
Other Expenses	4.386	6.195
Profit before Depreciation	13.179	18.615
Depreciation	5.889	8.318
Profit before Tax	7.290	10.297
Provision for Tax	--	--
Profit after Tax	7.290	10.297

PLANT PERFORMANCE HIGHLIGHTS

The overall capacity utilization of the Plants was 112 per cent, against the targeted 107 per cent. The highlights are as below:

SL. No.	DESCRIPTION	PHOSPHORIC ACID (P_2O_5) - TARGETTED	PHOSPHORIC ACID (P_2O_5) - ACHIEVED
1.	Annual Production	240000 MT	250422 MT
2.	Capacity Utilization	107 per cent	112 per cent
3.	On-stream Factor	--	89 per cent
4.	On-stream Efficiency	--	126 per cent

ACKNOWLEDGEMENT:

The Company is grateful to its Promoters, its financial institutions and government agencies in Jordan and India for the excellent support and co-operation extended to it.

The Board of Directors place and record their appreciation for the dedicated services of the Company's executives and staff, despite trials and tribulations and congratulate them on their commendable performance.

On Behalf of the Board

NASER MADADHA
Chairman

Place : Amman, Jordan
Date : 10 March 2003

AUDITORS' REPORT TO THE PARTNERS

We have audited the accompanying balance sheet of Indo Jordan Chemicals Company Limited as of 31 December 2002 and the related statements of income, cash flows and changes in equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in note 4 to the financial statements the Company's insurance claim in the sum of JD 3347852 has been referred to arbitration, the arbitration proceedings are currently in progress. No provision for any loss relating to this insurance claim has been made in the accompanying financial statements. The audit report on the financial statements as of 31 December 2001 was also qualified with regard to this matter.

In our opinion, except for the effect of such adjustments, if any, as might have been determined to be necessary had the outcome of arbitration described in the preceding paragraph been known, the financial statements present fairly, in all material respects, the financial position of the company, as of 31 December 2002, and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Date : 10 March 2003
Place : Amman, Jordan

MOHAMED A. SAADEH
Registration No. 518(A)
For ERNST & YOUNG

BALANCE SHEET AS AT 31 DECEMBER 2002

(In Jordanian Dinars)

	Note	2002	2001
ASSETS			
CURRENT ASSETS			
Bank balances and cash	3	**8382782**	5750291
Accounts receivable	4	**12666553**	18140478
Inventories	5	**7173905**	6463761
Other current assets	6	**477463**	1155369
TOTAL CURRENT ASSETS		**28700703**	31509899
Property, plant and equipment	7	**85619370**	90901012
TOTAL ASSETS		**114320073**	122410911
LIABILITIES AND PARTNERS' EQUITY			
CURRENT LIABILITIES			
Long term loans-current portion	8	**9323156**	9199908
Accounts payable	9	**7089128**	13631949
Dividends	10	**3649370**	3649370
Other current liabilities	11	**560323**	629532
TOTAL CURRENT LIABILITIES		**20621977**	27110759
Long Term Liabilities			
Long term loans	8	**21057889**	29949675
Subordinated loan	12	**4248000**	4248000
TOTAL LIABILITIES		**45927866**	61308434
PARTNERS' EQUITY			
Share capital	13	**44401000**	44401000
Statutory reserve	14	**3160557**	2424964
Voluntary reserves	15	**2943061**	2068294
Retained earnings		**17887589**	12208219
TOTAL PARTNERS' EQUITY		**68392207**	61102477
TOTAL LIABILITIES AND PARTNERS' EQUITY		**114320073**	122410911

The attached notes 1 to 21 form part of these financial statements.

STATEMENT OF INCOME - Year Ended 31 December 2002

(In Jordanian Dinars)

	Note	2002	2001
Sales	16	**47654756**	37423714
Cost of sales	17	**(32760386)**	(29823832)
GROSS PROFIT		**14894370**	7599882
Transportation and shipping expenses		**(3487408)**	(2666469)
General and administrative expenses		**(797557)**	(1124162)
Directors' remuneration		**(35000)**	(31260)
OPERATING PROFIT		**10574405**	3777991
Finance charges - net		**(2799918)**	(3120012)
(Loss) / Gain on exchange		**(485378)**	187116
Other income		**66824**	63147
Contribution to vocational and technical training and education support fund		**(66203)**	--
NET PROFIT FOR THE YEAR	18	**7289730**	908242

STATEMENT OF CASH FLOWS - Year Ended 31 December 2002

	2002	2001
OPERATING ACTIVITIES		
Net profit for the year	**7289730**	908242
Adjustments for:		
Depreciation	**5937897**	6007946
Profit on sales of plant and equipment	--	(5175)
Finance costs - net	**2799918**	3120012
Loss on disposal of property, plant and equipment	**24115**	--
Operating profit before working capital changes	**16051660**	10031025
Decrease in accounts receivable	**6109836**	2953149
(Increase) in inventories	**(710144)**	(12909)
Decrease / (Increase) in other current assets	**677906**	(852222)
(Decrease) / increase in accounts payable and other Current liabilities	**(6476618)**	1427549
	15652640	13546592
Interest paid	**(3691590)**	(4552750)
Net cash from operating activities	**11961050**	9023842
INVESTING ACTIVITIES		
Purchase of property, plant and equipment	**(680370)**	(387494)
Sales of plant and equipment	--	5183
Intrest received	**120349**	299490
Net cash (used in) investing activities	**(560021)**	(82821)
FINANCING ACTIVITIES		
Repayment of long term loans	**(8768538)**	(9454272)
Net cash (used in) financing activities	**(8768538)**	(9454272)
INCREASE / (DECREASE) IN CASH	**2632491**	(513251)
Cash at the beginning of the year	**5750291**	6263542
CASH AT THE END OF THE YEAR	**8382782**	5750291

The attached notes 1 to 21 form part of these financial statements.

STATEMENT OF CHANGES IN EQUITY Year Ended 31 December 2002

(In Jordanian Dinars)

	Share capital	Reserve		Retained earnings	Total
		Statutory	Voluntary		
Balance at 1 January 2001	44401000	2334140	1962094	11497001	60194235
Net profit for the year	--	--	--	908242	908242
Transfer to statutory reserve	--	90824	--	(90824)	--
Transfer to voluntary reserve	--	--	106200	(106200)	--
Balance at 31 December 2001	44401000	2424964	2068294	12208219	61102477
Net profit for the year	--	--	--	**7289730**	**7289730**
Transfer to statutory reserve	--	**735593**	--	**(735593)**	--
Transfer to voluntary reserve	--	--	**874767**	**(874767)**	--
Balance at 31 December 2002	**44401000**	**3160557**	**2943061**	**17887589**	**68392207**

The attached notes 1 to 21 form part of these financial statements.

NOTES TO THE FINANCIAL STATMENTS 31 December 2002

1 ACTIVITIES

The financial statements of Indo-Jordan Chemicals Company Limited for the year ended 31 December 2002 were authorised for issue in accordance with a resolution of the directors on 10 March 2003. Indo-Jordan Chemicals is a limited liability company incorporated in Jordan and registered at the Ministry of Industry and Trade under No. 2750 on 22 March 1992. The Company's main objectives are to manufacture and sell phosphoric acid and other chemical by-products.

The Company employed 377 employees as of 31 December 2002 (2001: 380).

2 SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation:

The financial statements have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB).

The significant accounting policies adopted are as follows:

Accounting convention

The financial statements are prepared under the historical cost convention.

The accounting policies have been consistently applied by the Company.

The financial statements are presented in Jordanian Dinars.

Property, plant and equipment

Property, plant and equipment is initially recorded at cost.

Carrying amounts are reviewed at each balance sheet date to assess whether they are recorded in excess of their recoverable amount where carrying values exceed this recoverable amount assets are written down to their recoverable amount.

Depreciation

Depreciation is provided on a straight line basis on all property, plant and equipment other than fixed assets under construction, at rates calculated to write off the cost of each asset over its expected useful life.

Inventories

Inventories are valued at the lower of cost or net realisable value. Cost includes all variable production costs plus an allocation of fixed production overheads based on the normal capacity of the production facilities.

Spare parts, raw materials and other consumables are valued on the weighted average cost basis.

Net realisable value is based on estimated selling price less any further costs expected to be incurred to completion and disposal.

Term loans

The term loans are carried on the balance sheet at amortised cost using the effective interest rate method. Instalments due within one year are shown as a current liability. Interest is charged as an expense as it accrues, with unpaid amounts included in other current liabilities.

Accounts payable and accruals

Liabilities are recognised for amounts to be paid in the future for goods or services received, whether billed by the supplier or not.

Impairment and uncollectibillity of financial assets

An assessment is made at each balance sheet date to determine whether there is objective evidence that a financial asset or group of financial assets may be impaired. If such evidence exists, the estimated recoverable amount of that asset is determined and any impairment loss recognized for the difference between the recoverable amount and the carrying amount. Impairment losses are recognised in the statement of income.

Accounts receivable

Accounts receivable are stated at original invoice amount less an allowance for any uncollectable amounts. An estimate for doubtful debts is made when collection of the full or part of amount is no longer probable. Bad debts are written off as incurred.

Sales

Sales represent the invoiced value of goods supplied by the Company during the year.

Foreign currencies

- Transactions in foreign currencies are recorded at the prevailing exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rates at the balance sheet date. All differences are taken to the statement of income.

Financial instruments

Financial instruments include receivables, cash, term loans, payables and certain other assets and liabilities.

3 BANK BALANCES AND CASH

Included in bank balances and cash as of 31 December 2002 a restricted cash amount of JD 7092915 (2001:JD 5103722), deposited at HSBC Bank PLC and managed by Law Debenture Trust Corporation PLC. This restriction was placed pursuant to the Escrow Account Agreement between the Company and the senior lenders comprising the International Finance Corporation, Netherlands Development Finance Company, Credit Commercial De France and Standard Chartered Grindlays Bank.

According to the Escrow Account Agreement all sales revenue must be transferred to the Escrow Account with HSBC Bank PLC, which restricts the use of 35 per cent (2001: 35 per cent) of the transferred amounts during the year for future loan repayments, unless otherwise approved by senior lenders.

Included in bank balances and cash, cash margins against letters of guarantee and letter of credits of JD 239196 (2001: JD 57318).

4 ACCOUNTS RECEIVABLE

	(In Jordanian Dinars)	
	2002	2001
Receivable from a related party	**8659692**	12884971
Other trade accounts receivable	**600641**	1885509
Insurance claim receivable	**3347852**	3347852
Other receivables	**58368**	22146
	12666553	18140478

The amount receivable from the related party is due from SPIC, the majority shareholder, included in this balance an amount of JD 8331723 which is due over six months, and had not been collected at the date of approval of the financial statements. Management of the Company believes this amount will be receivable in full, no provision has been made against the amount due.

The insurance claim receivable is mainly related to the reactor roof rubber lining failure that resulted in shutdown of the plant for 49 days during November and December 1997. The Company filed a claim with the insurer for a total amount of USD 4689407 (JD 3347852) being the cost of repair of USD 562713 (JD 398401) and the consequential loss of profit of USD 4126694 (JD 2949451).

The insurer refused the claim on the grounds that the lining failure was progressive in nature and the erection contractors were responsible for the failure. Since the lining failure was sudden and premature and the contractor was not responsible either by contract or by law, as

per the provisions of the insurance policy, the Company filed a legal suit in December 1998 against the insurer, in the Court of Law in Amman, Jordan. To facilitate an early settlement, at the insistence of the insurer and on the recommendation of the Company's legal counsel, the case was referred to an arbitration panel. The arbitration proceedings are in progress.

(In Jordanian Dinars)

		2002	2001
5	**INVENTORIES**		
	Finished goods	**1621524**	1167712
	Work in progress	**215333**	87542
	Raw materials	**239116**	220885
	Spare parts and consumables	**4329837**	4348491
	Chemicals	**768095**	639131
		7173905	6463761
6	**OTHER CURRENT ASSETS**		
	Prepaid expenses	**132287**	146514
	Refundable deposits	**6209**	10659
	Advances to suppliers	**299162**	855652
	Others	**39805**	142544
		477463	1155369

7 PROPERTY PLANT AND EQUIPMENT

(In Jordanian Dinars)

	Machinery and equipment	Buildings	Roads	Power and water distribution system	Furniture, office equipment and others	Motor vehicles	Fixed assets under construction	Total
Cost								
Balance as of 1 January 2002	106222533	7325498	1036569	626742	880231	751443	372045	117215061
Additions	--	--	--	--	**15598**	--	**664772**	**680370**
Transferred to fixed assets	**567224**	**13692**	**1057**	**11764**	--	--	**(593737)**	--
Disposals	**(30949)**	--	--	--	--	--	--	**(30949)**
Balance as of 31 December 2002	**106758808**	**7339190**	**1037626**	**638506**	**895829**	**751443**	**443080**	**117864482**
Accumulated depreciation								
Balance as of 1 January 2002	23052497	1563398	228908	135434	710847	622965	--	26314049
Charge for the year	**5328735**	**366462**	**51872**	**31825**	**89381**	**69622**	--	**5937897**
Relating to disposals	**(6834)**	--	--	--	--	--	--	**(6834)**
Balance as of 31 December 2002	**28374397**	**1929861**	**280781**	**167259**	**800227**	**692587**	--	**32245112**
Net book values								
As of 31 December 2002	**78384411**	**5409329**	**756845**	**471247**	**95602**	**58856**	**443080**	**85619370**
As of 31 December 2001	83170036	5762100	807661	491308	169384	128478	372045	90901012
Depreciation rate per annum	5 per cent	5 per cent	5 per cent	5 per cent	20 per cent	15 - 20 per cent		

The remaining capital expenditure to complete the fixed assets under construction as of 31 December 2002 amounts to approximately JD 596534.

8 LONG TERM LOANS

(In Jordanian Dinars)

	2002		2001	
	Long Term	**Current**	Long Term	Current
Standard Chartered Grindlays	--	**900001**	900000	900001
International Finance Corporation	**7080000**	**2832000**	9912000	2832000
Credit Commercial De France	**11991750**	**4796700**	16788450	4796700
Netherlands Development Finance Company	**1986139**	**794456**	2349225	671207
	21057889	**9323156**	29949675	9199908

Following are the details of the loans agreements:

Standard Chartered Grindlays Loan

- The loan agreement was signed on 17 April 1995.
- The original loan amount of JD 4500000 is repayable in 10 equal and successive semi-annual instalments, starting from 17 April 1999. This loan was converted from Jordanian Dinars to an equivalent balance in US Dollars on 31 December 1999.
- The interest rate charged is 2 per cent over the weighted average cost of time deposits and reserves at Corporate Banking ANZ. From 14

December 1999 the interest rate charged amounts to 6 months LIBOR + 2 per cent margin and the commission charged equates to 0.25 per cent per annum calculated at the beginning of each interest period.

- The effective interest rate was 4.44 per cent (2001: 7.18 per cent).

International Finance Corporation Loan (IFC)

- The loan agreement was signed on 31 October 1994.
- The original loan amount of USD 30000000 (JD 21240000) is repayable in 15 equal and successive semi-annual instalments, starting from 31 March 1999.
- The interest rate charged is 10.5 per cent annually plus other loan fees.
- The effective interest rate was 10.5 per cent (2001: 10.5 per cent).

Credit Commercial De France Loan (CCF)

- The loan agreement was signed on 2 November 1994.
- The original loan amount of USD 54200000 (JD 38373600) is repayable in 16 equal and successive semi-annual instalments, starting from 2 November 1998.
- The effective interest rate was 6.03 per cent plus risk fees of 0.75 per cent (2001: 6.78 per cent).

Netherlands Development Finance Company Loan (FMO)

- The loan agreement was signed on 21 February 1995.
- The original loan amount of NLG 17649500 (JD 5029049) is repayable in 15 equal and successive semi-annual instalments, starting from 1 June 1999.
- The interest rate charged was 11.3 per cent annually for the first interest adjustment period ending on 30 June 1995 and for the rest of each interest adjustment period up to 31 March 1998 was 3.6 per cent over the effective yield of 10 years Dutch Government Bonds, and thereafter up to the loan period at a uniform weighted average rate of the various interest rates applicable up to 31 March 1998 which amounted to 9.8 per cent since 31 March 1998.

The effective interest rate was 9.8 per cent (2001: 9.8 per cent).

All loans are collateralised by a first degree mortgage on the Company's movable and immovable assets including the manufacturing plant with all its fixtures. A deed of mortgage was issued to the lenders against all the Company's assets.

The aggregate amount of annual principal maturities of long term loans are as follows:

	(In Jordanian Dinars)
2004	8423156
2005	8423156
2006	4211576
	21057889

Certain loan agreements contain covenants relating to balance sheet and income statement ratios, additional borrowings and other matters, and give the lender the right to seek repayment of the full amount of the loan in the event of non-compliance.

9 ACCOUNTS PAYABLE

	2002	2001
	(In Jordanian Dinars)	
Amounts payable to related parties	**4383967**	11201189
Other payables	**2705161**	2430760
	7089128	13631949

10 DIVIDENDS

Dividends 1998	**541300**	541300
Dividends 1999	**3108070**	3108070
	3649370	3649370

The General Assembly approved in its meetings held on 18 March 1999 and 23 April 2000 to pay a dividend of 10 per cent and 7 per cent respectively of the share capital, on the profit for the years 31 December 1998 and 1999, out of the excess amount released from the Escrow Account.

11 OTHER CURRENT LIABILITIES	2002	2001
	(In Jordanian Dinars)	
Financing charges	**491620**	627032
Contribution to vocational and technical training and education support fund	**66203**	--
Others	**2500**	2500
	560323	629532

12 SUBORDINATED LOAN

In accordance with the Investment Agreement dated 31 October 1994 between the International Finance Corporation (IFC) and the Company, the Jordan Phosphate Mines Company Ltd. (JPMC) has granted the Company, on behalf of partners in the Company, an interest free loan amounting USD 6000000 (JD 4248000). In accordance with the loan agreement, repayments shall be made bi-annually commencing 31 March 1999 from funds when available in the Excess Amount Account.

13 SHARE CAPITAL

The Company's capital consists of 44401000 shares with a par value of JD 1 each, divided as follows:

	(In Jordanian Dinars) Authorised, issued and fully paid	
	2002	2001
Southern Petrochemical Industries Corporation Ltd. - India (SPIC)	**23163000**	23163000
Jordan Phosphate Mines Company - Jordan (JPMC)	**15477000**	15477000
The Arab Investment Company - S.S.A - Saudi Arabia	**5761000**	5761000
	44401000	44401000

14 STATUTORY RESERVE

As required by the Jordanian Companies Law, 10 per cent of the net profit for the year has been transferred to the statutory reserve. The Company may resolve to discontinue such annual transfers when the statutory reserve equals 25 per cent of the issued share capital. The statutory reserve is not available for distribution.

15 VOLUNTARY RESERVE

In accordance with Jordanian Companies Law, the voluntary reserve shall be utilised in the purposes determined by the Board of Directors. The General Assembly shall have the right to distribute it in whole or any part thereof as dividend to the shareholders if not utilised in such purposes.

16 SALES

In accordance with the Phosphoric Acid Off-Take Agreement, Southern Petrochemical Industries Corporation Limited (SPIC), the majority shareholder, is the sole buyer of the Company's production. However, during the year 2002 and 2001 SPIC was unable to buy all the Company's production and the company sold to other customers.

17 COST OF SALES	2002	2001
	(In Jordanian Dinars)	
Finished goods and work in progress as at 1 January	**1255254**	869175
Cost of production	**33341989**	30209911
Finished goods and work in progress as at 31 December	**(1836857)**	(1255254)
Cost of sales	**32760386**	29823832
Cost of production is composed of the following:		
Raw materials	**19393411**	16154452
Salaries, wages and other benefits	**4778273**	4444712
Depreciation expense	**5888691**	5958049
Spares and consumables	**1647555**	1536818
Repairs and maintenance	**717339**	716773
Insurance	**633233**	576588
Miscellaneous	**283487**	822519
	33341989	30209911

	(In Jordanian Dinars)	
	2002	2001

18 NET PROFIT FOR THE YEAR

Profit for the year is stated after charging:

	2002	2001
Staff costs:		
Wages and salaries	**4929122**	4736516
Other benefits	**230306**	203324
	5159428	4939840
Finance charges - net:		
Interest expense and charges	**3556178**	4349227
Bank interest income	**(120349)**	(299490)
Interest income on SPIC delayed payments	**(635911)**	(929725)
	2799918	3120012
Depreciation of property, plant and equipment	**5937897**	6007946

19 RELATED PARTY TRANSACTIONS

These represent transactions with related parties i.e. partners and Companies of which they are principal owners. Pricing policies and terms of these transactions are approved by the Company's management.

Transactions with related parties included in the statement of income are as follows:

	2002	2001
Sales	**14629099**	23586523
Finance income (expense) - net	**218210**	509395
Purchases of raw materials and power - net	**15493072**	13555745

Amounts receivable from and payable to related parties are disclosed in notes 4 and 9 respectively and the subordinated loan advanced to the company in note 12.

During the year the Company has been involved in a number of transactions with its partners. These transactions are governed by the following agreements:

Phosphoric Acid Off-Take Agreement

The Company entered into an agreement on 28 February 1995 namely the "Phosphoric Acid Off-Take Agreement" with SPIC, India.

The agreement is valid for ten years after the first year of production or until the Company fulfils all its obligations to the senior lenders whichever is later.

The Company shall supply to SPIC its entire production of phosphoric acid and SPIC shall purchase and pay for the entire quantity of acid produced by the Company.

The sale is on FOB basis, the price being determined every half-year based on the international C&F price to India applied to a pricing formula stipulated in the agreement.

However, as SPIC was unable to buy all the Company's production, Company had diversified its sales to other buyers and sold at the realisable market price on FOB basis.

Phosphate rock supply Agreement

The Company has entered into an agreement on 1 March 1995 namely the "Phosphate Rock Supply Agreement" with JPMC, Jordan.

The agreement is valid for twelve years from the commissioning of the plant or until the Company fulfils its obligations to the senior lenders whichever is later.

JPMC shall supply Phosphate Rock of various grades in the quantities indicated in the contract or any other combinations or quantities depending upon the Company's exact requirement of the respective grade and quantities.

The selling price is determined on the basis of the international FOB price to India applied to a pricing formula stipulated in the agreement.

20 CONTINGENT LIABILITY

As of 31 December 2002 the Company had an outstanding letters of guarantee amounting to JD 171223 (2001: JD 172223).

21 FAIR VALUES

Except for subordinated loan where it is not practical to determine the fair values with sufficient reliability, the fair values of financial assets and liabilities are not materially different from their carrying values at the balance sheet date.

SPIC FERTILIZERS AND CHEMICALS LIMITED
MAURITIUS

ANNUAL REPORT AND ACCOUNTS 2002-2003

DIRECTORS

Messers

M G Thirunavukkarasu

Kee Chong Li Kwong Wing

Amal Arpun Autar

CORPORATE SECRETARY

Mauritius International Trust Co., Limited
4th Floor, Li Wan Po House,
12, Remy Ollier Street,
Port Louis, Mauritius.

AUDITORS

Gaetan Wong To Wing
Chartered Accountant
54 Dauphine Street,
Port Louis, Mauritius.

REGISTERED OFFICE

4th Floor, Li Wan Po House,
12, Remy Ollier Street,
Port Louis, Mauritius.

DIRECTORS' REPORT

The Directors present their report and the audited financial statements of the Group and of the Company for the year ended 31 March 2003.

PRINCIPAL ACTIVITY

The Company's principal activity is to carry on business of investment in shares, bonds and other securities.

The sudsidiary's principal activity is to develop a facility to manufacture ammonia/urea fertilizers in the Jebel Ali Free zone.

RESULTS AND DIVIDENDS

The Group's and Company's losses for the financial year ended 31 March 2003 amount to USD 9449 (2002 - Loss of USD 6220).

The directors do not recommend the payment of a dividend for the year under review.

STATEMENT OF DIRECTORS' RESPONSIBILITIES IN RESPECT OF THE FINANCIAL STATEMENTS

Company law requires the directors to prepare financial statements for each financial year which present fairly the financial position, financial performance and cash flows of the Company. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether International Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and the Company will continue in business.

The directors confirm that they have complied with the above requirements in preparing the financial statements.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial statements comply with the Mauritian Companies Act, 2001. They are also responsible for safeguarding the assets of the Group and of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

AUDITORS

The auditors, Gaetan Wong To Wing, A.C.A. has indicated his willingness to continue in office and will be automatically reappointed at the Annual General Meeting.

BY ORDER OF THE BOARD

Place : Port Louis, Mauritius
Date : 12 June 2003

KEE CHONG LI KWONG WING
AMAL ARPUN AUTAR
Directors

SECRETARY'S REPORT

We certify that we have filed with the Registrar of Companies all such returns as are required of the Company under the Companies Act, 2001.

For and on behalf of

MAURITIUS INTERNATIONAL TRUST COMPANY LIMITED

Date : 12 June 2003

AUDITORS' REPORT TO THE MEMBERS OF SPIC FERTILIZERS & CHEMICALS LIMITED

I have audited the financial statements of **SPIC Fertilizers & Chemicals Limited** setout on pages 116 to 123 which have been prepared on the basis of the accounting policies set out on page 120.

Respective responsibilities of directors and auditors

The directors are responsible for keeping proper accounting records, which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act, 2001. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities. It is my responsibility to form an independent opinion, based on my audit, on those accounts and to report my opinion to you.

Basis of Opinion

I conducted my audit in accordance with International Standards on Auditing. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

I planned and performed my audit so as to obtain all the information and explanations which I considered necessary in order to provide me with sufficient evidence to give reasonable assurance that the accounts are free from material misstatements. In forming my opinion, I also evaluated the overall adequacy of the presentation of information in the accounts. I believe that my audit provides a reasonable basis for my opinion.

I have no relationship with or any interests in the Company other than in my capacity as auditor with the Company in the ordinary course of business.

Opinion

In my opinion:

a. I have obtained all such information and explanations which I considered necessary;

b. Proper accounting records have been kept by the Company as far as it appears from examination of those records;

c. The financial statements give a true and fair view of the balance sheet at 31 March 2003 and of its loss and cash flows for the year ended and comply with the Companies Act, 2001.

Place : Port Louis, Mauritius
Date : 12 June 2003

GAETAN WONG TO WING
Chartered Accountant

BALANCE SHEET AS AT 31 MARCH 2003

(USD)

	Notes	The Group 2003	The Group 2002	The Company 2003	The Company 2002
ASSETS EMPLOYED					
Non-current assets					
Property, plant and equipment	5	**112257140**	106642389	--	--
Investments	6	--	--	**39073740**	39073740
		112257140	106642389	**39073740**	39073740
Current assets					
Trade receivables	7	**11772**	11772	--	--
Cash and cash equivalents	8	**28417**	26398	**282**	49
		40189	38170	**282**	49
Current liabilities					
Trade and other payables	9	**55983933**	51065412	**8566**	7116
Borrowings	10	**5659323**	5313962	**19657**	11425
Due to related parties	11	**9345589**	8973820	--	--
		70988845	65353194	**28223**	18541
Net current liabilities		**(70948656)**	(65315024)	**(27941)**	(18492)
Net assets		**41308484**	41327365	**39045799**	39055248
FINANCED BY:					
Capital and Reserves					
Share capital	12	**39073390**	39073390	**39073390**	39073390
Share application monies		**2260682**	2260682	**399**	399
Profit and Loss Account		**(27990)**	(18541)	**(27990)**	(18541)
		41306082	41315531	**39045799**	39055248
Non-current liabilities					
Provisions	13	**2402**	11834	--	--
		41308484	41327365	**39045799**	39055248

These accounts have been approved by the Board of Directors on 12 June 2003

KEE CHONG LI KWONG WING
AMAL ARPUN AUTAR
Directors

Notes on pages 120 to 123 form part of these accounts.

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 MARCH 2003

(USD)

	Notes	The Group		The Company	
			2002	2003	2002
Revenue		--	--	--	--
Operating Expenses		**9449**	6220	**9449**	6220
Operating Loss for the year	14	**(9449)**	(6220)	**(9449)**	(6220)
Finance costs		--	--	--	--
Net Loss before tax		**(9449)**	(6220)	**(9449)**	(6220)
Tax	15	--	--	--	--
Net Loss after tax		**(9449)**	(6220)	**(9449)**	(6220)
Transfer from retained loss		**(18541)**	(12321)	**(18541)**	(12321)
Loss retained for the year and carried forward		**(27990)**	(18541)	**(27990)**	(18541)
Loss per share	16	**(0.00024)**	(0.00016)	**(0.00024)**	(0.00016)

Notes on pages 120 to 123 form part of these accounts.

STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 31 MARCH 2003

(USD)

	Share Capital	Retained Loss	Share Application	Total
THE GROUP				
Balance at 1 April 2001	32640000	(12321)	8694072	41321751
Transfer from share application monies	6433390	--	(6433390)	--
Loss for the year	--	(6220)	--	(6220)
Balance at 31 March 2002	39073390	(18541)	2260682	41315531
Loss for the year	--	(9449)	--	(9449)
Balance at 31 March 2003	39073390	(27990)	2260682	41306082
THE COMPANY				
Balance at 1 April 2001	32640000	(12321)	6433789	39061468
Transfer from share application monies	6433390	--	(6433390)	--
Loss for the year	--	(6220)	--	(6220)
Balance at 31 March 2002	39073390	(18541)	399	39055248
Loss for the year	--	(9449)	--	(9449)
Balance at 31 March 2003	39073390	(27990)	399	39045799

CASH FLOW STATEMENT AT 31 MARCH 2003

(USD)

		The Group		The Company	
		2003	2002	**2003**	2002
Cash flows from operating activities					
Net loss for the year		**(9449)**	(6220)	**(9449)**	(6220)
Operating loss before working capital changes		**(9449)**	(6220)	**(9449)**	(6220)
Decrease in accounts receivable		--	11205	--	--
(Decrease) / Increase in staff gratuity provision		**(9432)**	346	--	--
Increase in other payables		**3720735**	2005151	**1450**	1470
Net Cash Flow from operating activities	A	**3701854**	2010482	**(7999)**	(4750)
Cash flows from investing activities					
Proceeds on disposal of property, plant & equipment		**4049**	142	--	--
Purchase of property, plant & equipment		**(5618800)**	(6323963)	--	--
Increase in creditors for capital expenditures		**1197786**	3147916	--	--
Net cash flows from investing activities	B	**(4416965)**	(3175905)	--	--
Cash flows from financing activities					
Short term loan from third parties		**281781**	375353	--	--
Short term loan obtained from / (repaid to) bank		**34643**	(58022)	--	--
Proceeds from bank overdraft		**28937**	--	--	--
Receipts from related parties		**371769**	748814	8232	4750
Proceeds from issue of shares		--	6433390	--	6433390
Share application monies		--	(6433390)	--	(6433390)
Net cash flows from financing activities	C	**717130**	1066145	**8232**	4750
Net Increase / (decrease) in cash & cash equivalents	(A+B+C)	**2019**	(99278)	**233**	--
Cash and cash equivalents at beginning of the year		**26398**	125676	**49**	49
Cash and cash equivalents at end of the year		**28417**	26398	**282**	49
Cash and cash equivalents consists of:					
Cash at bank		**18106**	16204	**282**	49
Cash in hand		**2137**	2020	--	--
Margin deposits		**8174**	8174	--	--
		28417	26398	**282**	49

NOTES TO THE ACCOUNTS FOR THE YEAR ENDED 31 MARCH 2003

1. **INCORPORATION**

SPIC FERTILIZERS AND CHEMICALS LIMITED is a Category 1 Global Business Licence Company incorporated on 30 June 1998 under the Companies Act, 2001 and governed by the Financial Services Development Act, 2001.

2. **NATURE OF ACTIVITIES**

The main object of the Company is to carry on business of investment in shares, bonds and other securities.

3. **ACCOUNTING POLICIES**

The principal accounting policies adopted by the Company are as follows:

(a) **Reporting currency**

The financial statements are presented in United States of America Dollars.

(b) **Basis of accounting**

The accounts are prepared under the historical cost convention.

(c) **Basis of consolidation**

The consolidated financial statements incorporate the financial statements of SPIC FERTILIZERS AND CHEMICALS LIMITED and its subsidiary at 31 March 2003.

The consolidated balance sheet includes all assets and liabilities of the subsidiary. The balance sheet of the subsidiary was converted into USD at the rate of exchange prevailing at the Balance Sheet date.

(d) **Income and expenditure recognition**

Income and expenditure are accounted for on an accrual basis.

(e) **Investments**

Investments have been valued at cost and are converted into US dollars at the rate of exchange ruling at the date of purchase. The carrying value is maintained unless the directors are of opinion that there has been a permanent diminution in value of investments.

(f) **Property, plant and equipment**

All property, plant and equipment are initially recorded at cost. Depreciation is calculated on straight line basis to write off the cost of each asset over their expected useful lives.

The principal annual rate used is as follows:-

Furniture, fixtures and office equipment	25 per cent
Vehicles	25 per cent

Capital work in progress represents the cost of factory buildings under construction and the fertilizer complex under installation. The costs would be transferred to the relevant assets once completed and depreciation would be provided from the date the relevant assets are put to use.

(g) **Foreign Currency Translation**

Transactions in foreign currencies are translated into US dollars at the rate of exchange ruling on the date of the transaction. Assets and liabilities expressed in foreign currencies are translated into US dollars at the rate of exchange ruling at the balance sheet date. Resulting profit or loss is taken to the profit and loss account.

The accounts of the subsidiary were translated from UAE Dirhams to US dollars for consolidation purposes at the fixed rate between the two currencies.

(h) **Borrowing costs**

Borrowing costs are recognised as an expense in the period in which they are incurred except those that are attributable to the acquisition and construction of an asset that necessarily takes a substantial period to get ready for its intended use ("qualifying asset"). Such borrowing costs are capitalised as part of the related qualifying asset upto the date the qualifying asset is ready for use.

(USD)

4. PROPERTY, PLANT AND EQUIPMENT

	*Capital work in progress	Furniture, fixtures and office equipment	Motor vehicles	Total
THE GROUP				
Cost				
At 1 April 2002	106636691	218765	20866	106876322
Additions	**5619599**	**286**	--	**5619885**
Disposal	--	**(14911)**	--	**(14911)**
At 31 March 2003	**112256290**	**204140**	**20866**	**112481296**
Depreciation				
At 1 April 2002	--	213067	20866	233933
Charge for the period	--	**4192**	--	**4192**
On disposal	--	**(13969)**	--	**(13969)**
At 31 March 2003	--	**203290**	**20866**	**224156**
Net book value				
At 31 March 2003	**112256290**	**850**	--	**112257140**
At 31 March 2002	106636691	5698	--	106642389

*Includes interest of USD 3789450 (2001 : USD 3786975) capitalised during the year.

(USD)

	THE GROUP		THE COMPANY	
	2003	2002	**2003**	2002
5. **INVESTMENTS (UNQUOTED)**				
INVESTMENTS - Cost				
At 1 April 2002 and at 31 March 2003	--	--	**272480**	272480
SHARE APPLICATION				
At 1 April 2002 and at 31 March 2003	--	--	**38801260**	38801260
6. **TRADE AND OTHER RECEIVABLES**				
Advances and deposits	**11772**	11772	--	--
7. **CASH AND CASH EQUIVALENTS**				
Cash in hand	**18106**	2020	--	--
Cash at bank - current accounts	**2137**	16204	**282**	49
Margin deposits	**8174**	8174	--	--
	28417	26398	**282**	49
8. **TRADE AND OTHER PAYABLES**				
Accruals and others	**4850279**	3136976	**8566**	7116
Project creditors	**21956858**	20759072	--	--
Retention money	**861477**	861477	--	--
Payables to ex-promoters*	**28315319**	26307887	--	--
	55983933	51065412	**8566**	7116

* The amount payable to an ex promoter is secured against property, plant and equipment and a promissory note executed by the subsidiary company, and was payable on 30 September 2000. Since the amount was not paid on that date, a legal case was filed by M/s MCN Energy Enterprises Inc., USA against the subsidiary company in Dubai Court. The Dubai Court of First Instance has directed the subsidiary company to pay USD 22295679 and interest 9 per cent p.a. from the date of filing the law suit till the final settlement. The entire liability up to 31 March 2003 has been fully provided. The subsidiary company has appealed to the Dubai Court of Appeals against that judgement and the case is pending as at 31 March 2003.

(USD)

	THE GROUP		THE COMPANY	
	2003	2002	**2003**	2002
9. BORROWINGS				
Short term loan*	**3072492**	3037849	**19657**	11425
Short term loan from third party**	**2557894**	2276113	--	--
Overdrafts*	**28937**	--	--	--
	5659323	5313962	**19657**	11425

* These represent bank facilities secured against corporate guarantee provided by a related party.

** This represents an interest free short term loan from a third party with no fixed repayment schedule.

10. **RELATED PARTIES**

The subsidiary company has entered into transactions with companies that fall within the definition of a related party as contained in International Accounting Standard 24. The directors consider such transactions to be in the normal course of business and at terms which correspond to those on normal arm's length transactions with third parties.

Related parties comprise the shareholder, which is the parent company, joint venturers of the parent company and fellow subsidiaries of the joint venturers of the parent company.

At the balance sheet date, balances with related parties were as follows:

(USD)

	THE GROUP		THE COMPANY	
	2003	2002	**2003**	2002
Included in Project Creditors				
- Due to joint venturer of the parent company	**1532662**	1128454	--	--
- Due to fellow subsidiaries of a joint venturer of the parent company	**17292900**	16336817	--	--
	18825562	17465271	--	--
Amounts due to related parties				
- Due to joint venturer of the parent company	**7384597**	7012828	--	--
- Due to fellow subsidiaries of a joint venturer of the parent company	**1960992**	1960992	--	--
	9345589	8973820	--	--

The nature of significant related party transactions, and the amounts involved are USD 1682789 (year ended 31 March 2002 : USD 1449348)

The subsidiary company receives funds from related parties as and when required as working capital facilities at agreed rates of interest.

(USD)

	THE GROUP		THE COMPANY	
11. SHARE CAPITAL	**2003**	2002	**2003**	2002
Authorised				
Ordinary shares of USD 1 each	**64000000**	64000000	**64000000**	64000000
Issued				
Ordinary shares of USD 1 each	**39073390**	39073390	**39073390**	39073390
12. Provisions				
Staff end-of-service gratuity	**2402**	11834	--	--

The provision is made for end of service gratuity payable to the staff at the balance sheet date in accordance to labour laws.

13. OPERATING LOSS				
Operating loss is arrived at after charging:				
Licence fee	**1500**	1500	**1500**	1500
Registered Office	**750**	500	**500**	500
Administration fee	**250**	--	--	--
Bank charges	**79**	--	--	--
Directors' fees	**750**	1000	**1000**	1000
Audit and accountancy fees	**6120**	3220	**3220**	3220

14. **TAX**

(a) **Parent company**

The Company has been established as a "Qualified Corporation" under the Financial Services Development Act, 2001 and has opted for a zero rate of taxation for the year ended 31 March 2003.

(b) **Subsidiary company**

The subsidiary company has not made any provision for tax as at 31 March 2003, as no business operation was undertaken.

(USD)

15. LOSS PER SHARE	**2003**	2002
Loss per share is based on :		
THE GROUP		
Loss attributable to shareholders	**(9449)**	(6220)
THE COMPANY		
Loss for the year after taxation	**(9449)**	(6220)
Number of shares issued	**39073390**	39073390

16. **COMPARATIVE FIGURES**

Previous year's figures have been regrouped/reclassified wherever necessary so as to conform with the presentation adopted in the current year.

NOTES

SPIC FERTILIZERS AND CHEMICALS FZE

FINANCIAL STATEMENTS

AND

AUDITORS' REPORT

YEAR ENDED 31 MARCH 2003

BOARD OF DIRECTORS

Mr S Chandramohan

BANKERS

HSBC Bank, Jebel Ali
Marshreq Bank, Dubai

AUDITORS

Pannell Kerr Forster
Chartered Accountants
P.O. Box : 13094
Al Maidan Tower 2, Suite 301-303,
Al Maktoum Street, Deira
Dubai, UAE.

REGISTERED OFFICE

P O Box 16839
Jebel Ali, Dubai
United Arab Emirates

AUDITORS' REPORT TO THE SHAREHOLDER OF SPIC FERTILIZERS AND CHEMICALS FZE

We have audited the accompanying financial statements of **SPIC FERTILIZERS AND CHEMICALS FZE** for the year ended 31 March 2003 set out on pages 128 to 133.

Respective responsibilities of the management and the auditors

These financial statements are the responsibility of the establishment's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Basis of opinion

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the financial position of **SPIC FERTILIZERS AND CHEMICALS FZE** as of 31 March 2003 and its cash flows for the year then ended in accordance with International Accounting Standards.

Other matters

As required by the Implementing Regulation No.1/92 issued by the Jebel Ali Free Zone Authority pursuant to Law No.9 of 1992, we further confirm that we have obtained all the information and explanations necessary for our audit, proper books of account and other records have been maintained in accordance with the said regulation.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1(b) which states that the project is in its implementation stage and the Director estimates that the plant would be commissioned by the second quarter of 2005. Hence, the continuation of the establishment as a going concern and realisation of a major portion of the assets is dependent upon the establishment's ability to meet its future financing requirements and the success of future operations. Also, without qualifying our opinion, we draw attention to Note (8) which states that the establishment has filed an appeal against judgements given by the Dubai Court of First Instance in the legal cases filed against the establishment by M/s. MCN Energy Enterprises Inc. USA and M/s. Essa Engineering & Marine Services LLC, Ajman

Place : Dubai
United Arab Emirates
Date : 30 April 2003

PANNELL KERR FORSTER

BALANCE SHEET AS AT 31 MARCH 2003

	Notes	2003	(in AED) 2002
NON-CURRENT ASSETS			
Property, plant and equipment	3	**411983702**	391377567
CURRENT ASSETS			
Receivables	4	**43199**	43199
Cash and cash equivalents	5	**73257**	66701
Other current financial assets	6	**30000**	30000
		146456	139900
CURRENT LIABILITES			
Bank borrowings	7	**(11382243)**	(11106975)
Project creditors and other payables	8	**(214744926)**	(195737281)
Amounts due to related parties	9	**(34298311)**	(32933918)
		(260425480)	(239778174)
NET CURRENT LIABILITIES		**(260279024)**	(239638274)
NON-CURRENT LIABILITY			
Staff end-of-service gratuity	10	**(8814)**	(43429)
		151695864	151695864
SHAREHOLDERS' FUNDS			
Share capital	11	**1000000**	1000000
Advance against additional capital	12	**150695864**	150695864
		151695864	151695864

The accompanying notes form an integral part of these financial statements.

The report of the auditor is set forth on page 127

We confirm that we are responsible for these financial statements, including selecting the accounting policies and making the judgements underlying them. We confirm that we have made available all relevant accounting records and information for their compilation.

Approved by the director on 30 April 2003.

For SPIC FERTILIZERS AND CHEMICALS FZE

S. CHANDRAMOHAN
Director

CASH FLOW STATEMENT FOR THE YEAR ENDED 31 MARCH 2003

(in AED)

	Notes	2003	2002
Cash flows from operating activities			
Increase in other receivables		--	(808)
(Decrease) / Increase in staff gratuity provision		**(34615)**	1269
Increase in other payables		**13649776**	7395440
Net cash from operating activities (A)		**13615161**	7395901
Cash flow from investing activities			
Proceeds on disposal of property, plant and equipment		**14862**	520
Purchase of property, plant and equipment		**(20620997)**	(23208941)
Increase in creditors for capital expenses		**4395873**	11552851
Net cash used in investing activities (B)		**(16210262)**	(11655570)
Cash flows from financing activities			
Short term loan from third party		**961996**	1377547
Short term loan obtained from / (repaid to) bank		**169068**	(212941)
Proceeds from bank overdraft		**106200**	--
Receipts from related parties		**1364393**	2730716
Net cash from financing activities (C)		**2601657**	3895322
Net increase / (decrease) in cash and cash equivalents (A + B + C)		**6556**	(364347)
Cahs and cash equivalents at beginning of year		**66701**	431048
Cash and cash equivalents at end of year	5	**73257**	66701

The accompanying notes form an integral part of these Financial Statements.

The report of the auditor is set forth on page 127.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2003

1. **LEGAL STATUS AND BUSINESS ACTIVITY**

   a. **SPIC FERTILIZERS AND CHEMICALS FZE** was incorporated on 31 May 1997 in the Jebel Ali Free Zone pursuant to Law No.9 of 1992 of H.H. Shaikh Maktoum Bin Rashid Al Maktoum, The Ruler of Dubai, United Arab Emirates.

   The establishment is beneficially owned by Southern Petrochemicals Industries Corporation Limited, India and Emirates Trading Agency LLC, Dubai who are the joint venturers in the project. A detailed joint venture agreement has been entered into between the joint venturers on 30 March 2000, whereby they have agreed to hold 85 per cent and 15 per cent shares respectively in the parent company SPIC Fertilizers and Chemicals Limited, Mauritius.

   b. The establishment is in the process of developing a facility to manufacture ammonia / urea fertilisers in the Jebel Ali Free Zone. A plot of 240000 sq. mtrs. has been leased from the Free Zone Authority for fifteen years with renewable option for a similar period.

   The plant, after necessary modifications and refurbishment, will have the following production capacities using natural gas as the feedstock:

Ammonia	685	MTPD
Urea	1200	MTPD

   While ammonia (intermediary product) would be consumed in the manufacturing process the end product, urea, will be marketed in the Indian sub-continent at competitive prices through a buy back arrangement with Southern Petrochemical Industries Corporation Limited, India. The estimated project cost is around USD 190 million.

   After securing a letter of commitment from the Dubai Supply Authority for the supply of Natural Gas to the project, the Company is in the process of entering into a detailed Gas Sales and Purchase Agreement (GSPA) with the Government of Dubai, in order to initiate action for syndication of the loan. A lead bank from UK has given the In-principle acceptance to syndicate the loan for the project.

   The Director now estimates that the mechanical completion would be by the beginning of 2005 and the plant would be commissioned by the second quarter of 2005.

2. **SIGNIFICANT ACCOUNTING POLICIES**

The financial statements are prepared under the historical cost convention and in accordance with International Accounting Standards adopted by the International Accounting Standards Board (IASB), interpretations issued by the International Financial Reporting Interpretations Committee of the IASB and the Jebel Ali Free Zone Regulations. The significant accounting policies adopted are as follows:

   a. **Depreciation of property, plant and equipment**

   Property, plant and equipment are stated at cost less accumulated depreciation. The cost is depreciated using the straight line method over their estimated useful lives as follows:

Furniture, fixtures and office equipment	4 Years
Motor vehicles	4 Years

   Capital work-in-progress represents the cost of factory buildings under construction and the fertiliser complex under installation. The costs would be transferred to the relevant assets once complete and depreciation would be provided from the date the relevant assets are put to use.

   b. **Staff end-of-service gratuity**

   Provision is made for end-of-service gratuity payable to the staff at the balance sheet date in accordance with the local labour laws.

   c. **Borrowing costs**

   Borrowing costs are recognised as an expense in the period in which they are incurred except those that are attributable to the acquisition and construction of an asset that necessarily takes a substantial period to get ready for its intended use ("qualifying asset"). Such borrowing costs are capitalised as part of the related qualifying asset upto the date the qualifying asset is ready for use.

   d. **Foreign currency transactions**

   Transactions in foreign currencies are translated into UAE Dirhams at the rate of exchange ruling on the date of the transactions.

   Monetary assets and liabilities expressed in foreign currencies are translated into UAE Dirhams at the rate of exchange ruling at the balance sheet date.

   Gains or losses resulting from foreign currency transactions relating to the acquisition of property, plant and equipment are adjusted towards the cost of acquisition of the relevant assets.

   e. **Cash and cash equivalents**

   Cash and cash equivalents comprise of cash on hand and bank current accounts.

   f. **Financial instruments**

   Financial instruments of the establishment comprise receivables, cash and cash equivalents, other current financial assets, bank borrowings, project creditors and other payables and related party balances.

   Financial assets that do not have an active market and whose fair value cannot be estimated reliably, are measured at amortised cost less any write-down for impairment if they have a fixed maturity date, and at cost less any write-down for improvement if there is no fixed maturity date.

   Financial liabilities with no fixed maturity date are measured at cost and at amortised cost if they have a fixed maturity date.

   Changes in values of such financial assets and financial liabilities are recognized in the income statement.

3. **PROPERTY, PLANT AND EQUIPMENT**

(in AED)

	*Capital work in progress	Furniture, fixtures and office equipment	Motor vehicles	Total
Cost				
As at 31-3-2002	391356657	802867	76580	392236104
Additions	**20623930**	**1050**	**--**	**20624980**
Disposals	**--**	**(54724)**	**--**	**(54724)**
As at 31-3-2003	**411980587**	**749193**	**76580**	**412806360**
Accumulated Depreciation				
As at 31-3-2002	--	781957	76580	858537
Depreciation for the year	**--**	**15386**	**--**	**15386**
Adjustment relating to disposals	**--**	**(51265)**	**--**	**(51265)**
As at 31-3-2003	**--**	**746078**	**76580**	**822658**
Net book value				
As at 31-3-2003	**411980587**	**3115**	**--**	**411983702**
As at 31-3-2002	391356657	20910	--	391377567

*Includes interest of AED 13907263 (Previous year AED 13898197) capitalised during the year.

	2003	2002
4. **RECEIVABLES**		
Advances	**16044**	16044
Deposits	**27155**	27155
	43199	43199
5. **CASH AND CASH EQUIVALENTS**		
Cash on hand	**7843**	7412
Bank balances in current accounts	**65414**	59289
	73257	66701
6. **OTHER CURRENT FINANCIAL ASSETS**		
Margin deposits	**30000**	30000
7. **BANK BORROWINGS**		
Overdrafts	**106200**	--
Short term loan	**11276043**	11106975
	11382243	11106975

Bank facilities are secured against corporate guarantee from a related party.

	2003	2002
8. **PROJECT CREDITORS AND OTHER PAYABLES**		
Project creditors*	**80581669**	76185795
Retentions payables*	**3161619**	3161619
Short term loan from third party**	**9315330**	8353334
Accruals	**17769089**	11486585
Payable to an ex-promoter***	**103917219**	96549948
	214744926	195737281

Note:

* Included in project creditors and retention payable is an amount payable to M/s. Essa Engineering & Marine Services LLC, Ajman. A legal case was filed by M/s. Essa Engineering & Marine Services LLC, Ajman, against the establishment in Dubai Courts under case No.801/2002. The Dubai Court of First Instance has directed the establishment to pay an amount of USD 471964. The entire liability upto 31 March 2003 has been fully provided. The establishment has now filed an appeal against the above judgement in the Dubai Court of Appeals and the appeal case is pending as of 31 March 2003.

** This represents an interest-free short term loan obtained from a third party without any fixed repayment schedule.

*** The amount payable to an ex-promoter is secured against property, plant and equipment and a promissory note executed by the Company, and was payable on 30 September 2000. Since this amount was not paid on 30 September 2000, a legal case was filed by M/s. MCN Energy Enterprises Inc., USA, against the establishment in Dubai Courts under Case No.664/2000. The Dubai Court of First Instance has directed the establishment to pay an amount of USD 22295679 and interest of 9 per cent p.a. from the date of filing the law suit till the final settlement. The entire liability up to 31 March 2003 has been fully provided. The establishment has now filed an appeal against the above judgement in the Dubai Court of Appeals and the appeal case is pending as of 31 March 2003.

9. **RELATED PARTIES**

The establishment enters into transactions with companies that fall within the definition of a related party as contained in International Accounting Standard 24. The director considers such transactions to be in normal course of business and at terms which correspond to those on normal arm's length transactions with third parties.

Related parties comprise the shareholder, which is the parent company, joint venturers of the parent company and fellow subsidiaries of the joint venturers of the parent company.

At the balance sheet date balances with related parties were as follows:

		(in AED)
	2003	2002
Included in project creditors		
Due to joint venturer of the parent company	**5624870**	4141427
Due to fellow subsidiaries of a joint venturer of the parent company	**63464944**	59956118
	69089814	64097545
Disclosed as amounts due to related parties		
Due to joint venturer of the parent company	**27101471**	25737078
Due to fellow subsidiaries of a joint venturer of the parent company	**7196840**	7196840
	34298311	32933918

The nature of significant related party transaction is interest and the amount involved is AED 6175835 (Previous Year AED 5319107).

The establishment receives funds from related parties as and when required as working capital facilities at agreed rate of interest.

10. **STAFF END-OF-SERVICE GRATUITY**

Opening balance	**43429**	42159
Add : Provision during the year	**--**	4755
Less : Paid during the year	**(34615)**	(3486)
Closing balance	**8814**	43429

In the opinion of the management, no significant difference would have arisen had the provision for employees' end-of-service gratuity been calculated on an actuarial basis.

(in AED)

11. **SHARE CAPITAL**

	2003	2002
Authorised, Issued and paid up:		
1 share of AED 1 million each	**1000000**	1000000

12. **ADVANCE AGAINST ADDITIONAL CAPITAL**

This represents the advance share capital of the establishment contributed by the parent company and a joint venturer of the parent company up to the year end.

13. **NUMBER OF EMPLOYEES**

The number of employees at the end of the year was 4 (previous Year 3).

14. **FINANCIAL INSTRUMENTS: CREDIT, INTEREST RATE AND EXCHANGE RATE RISK EXPOSURES**

Credit Risk

Financial assets which potentially expose the establishment to concentrations of credit risk comprise principally bank current accounts.

The establishment's bank current accounts are placed with high credit quality financial institutions.

Interest Rate Risk

Funding by related parties is at agreed rates of interest. Interest on the short term loan from a bank is at a floating rate of interest linked to LIBOR.

Exchange Rate Risk

There are no significant exchange rate risks as substantially all financial assets and financial liabilities are denominated in UAE Dirhams or US Dollars to which the Dirham is fixed except for an amount of AED 2012270 included in project creditors which is denominated in UK Sterling Pounds (previous year AED 2012270 denominated in UK Sterling Pounds).

15. **FINANCIAL INSTRUMENTS : FAIR VALUES**

The fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. The fair values of the financial assets and financial liabilities which are required to be carried at cost or at amortised cost approximate to their carrying values.

16. **CONTINGENT LIABILITIES**

Bankers' letters of guarantee	**30000**	30000

17. **CAPITAL COMMITMENTS**

Contracted but not provided for (net of advances)	**205757365**	206043575

18. **COMPARATIVE FIGURES**

Previous year's figures have been regrouped / reclassified wherever necessary to conform to the presentation adopted in the current year.

For SPIC FERTILIZERS AND CHEMICALS FZE

S CHANDRAMOHAN
Director

IND-ITAL
CHEMICALS LIMITED

IND-ITAL CHEMICALS LIMITED

ANNUAL REPORT
2002 - 2003

BOARD OF DIRECTORS

Thiru D ARUNACHALAM	-	Director
Thiru G RAMACHANDRAN	-	Director
Thiru K K RAJAGOPALAN	-	Director
Thiru T G BALACHANDRAN	-	General Manager

BANKERS

State Bank of Bikaner & Jaipur
Chennai - 600 001.

AUDITORS

M/s. Venkatesh & Co.,
Chartered Accountants
First Floor, Gokhale Bhavan,
15 West Cott Road,
Chennai - 600 014.

REGISTERED OFFICE & FACTORY

Kannabiran Koil Street, Madhavaram, Chennai - 600 060.

DIRECTORS' REPORT

Your Directors have pleasure in presenting the 42nd Annual Report together with the Audited Accounts of the Company for the Financial Year ended 31 March 2003.

FINANCIAL RESULTS

(Rupees in lakhs)

	Year ended 31 March 2003	Year ended 31 March 2002
Sales and other income	**1220.66**	939.53
Cost of sales	**1174.31**	899.46
Operating Profit	**46.35**	40.07
Interest	**(5.87)**	(5.03)
Cash Profit	**52.22**	45.10
Depreciation	**6.95**	9.46
Profit before tax	**45.27**	35.64
Provision for tax	**17.50**	2.80
Deferred tax provision for the year	**(0.50)**	10.50
Deferred tax credit	**--**	3.51
Profit after tax	**28.27**	25.85
Share Capital	**126.87**	126.87
Reserves*	**160.55**	146.59
Net Worth*	**287.42**	273.46

* Excluding revaluation reserves

PERFORMANCE HIGHLIGHTS

The Company achieved a total production of 1601 MT as against 1461 MT last year, whereas the sales achieved was 1605 MT as against 1458 MT last year. The above production and sales for the year has been thus far the highest achieved by your Company.

Against this back drop your Company registered a growth of 10 per cent in its sales. The Company's net turnover for the first time since its inception has crossed the Rs.10 crore mark.

As will be seen from the financial results for the year, the Company registered a growth of 29.43 per cent in its total revenue earnings and profit after tax increased by 9.40 per cent.

Your Company has adopted a strategy to continuously drive the top-line growth through continual improvements in all areas of operation.

DIVIDEND

The Directors recommend a dividend of 10 per cent for the year (previous year 10 per cent). If approved by the Shareholders at the AGM, the dividend will absorb Rs.12.69 lakhs. The Dividend Distribution Tax borne by the Company amounts to Rs.1.63 lakhs.

ISO 9001 - 2000 ACCREDITATION

During the year, the Company received the ISO 9001 - 2000 accreditation through M/s.Det Norske Veritas (DNV).

FUTURE OUTLOOK AND PROSPECTS

Despite the Company making steady progress, the business environment continues to be challenging. The Government of India, in its Finance Bill 2003 - 2004 has reduced the basic customs duty level on PF resins from the peak 30 per cent level to 25 per cent giving a threat from imports. The segment in which the Company operates has become highly susceptible to frequent changes in the prices of rawmaterial and finished goods. Keeping in mind the challenging environment, the Company is closely monitoring the market situation and shall ensure adequate internal preparedness to take maximum advantage of the opportunities. Its customer relationships gives the Company a sustainable long term competitive advantage and with the growth expected in the automotive industry, the future looks to be bright.

COST AUDIT

The Board had appointed Thiru K Muralidharan, Cost Accountant, Chennai, for the purpose of conducting the Cost Audit of the Company U/s 233 (B) of the Companies Act, 1956, for the year 2002 - 2003. The Cost Auditor's report shall be forwarded to the Central Government as required under law.

AUDITORS

The Company Auditors M/s.Venkatesh & Co., Chartered Accountants, Chennai, retire at this Meeting and are eligible for re-appointment.

DIRECTORS

Thiru. M G Thirunavukkarasu, resigned as Director with effect from 29 July 2002.

The Board places on record its appreciation for the invaluable services rendered by Thiru. M G Thirunavukkarasu during his tenure as Director of the Company.

Thiru G Ramachandran, who retires by rotation at the ensuing Annual General Meeting and being eligible, offers himself for re-appointment.

ENERGY, TECHNOLOGY AND FOREIGN EXCHANGE

In terms of Section 217 (1)(e) of the Companies Act, 1956, read with the Companies (Disclosure of particulars in the Report of Directors) Rules, 1988 information regarding conservation of energy, technology absorption and foreign exchange earnings and outgo is set out in the Annexure, forming part of this report.

FIXED DEPOSITS

The Company has not accepted any deposits from the public and as such no amount of principal or interest was outstanding on the date of the Balance Sheet.

PERSONNEL

As there is no employee coming under the purview of Section 217(2A) of the Companies Act, 1956 read with the Companies (Particulars of Employee)Rules, 1975, no statement as required by Section 217(2A) is enclosed.

DIRECTORS' RESPONSIBILITY STATEMENT

Pursuant to the requirement under Section 217(2AA) of the Companies Act, 1956, with respect to Directors' Responsibility Statement, it is hereby confirmed :

a. that in the preparation of the annual accounts for the financial year ended 31 March 2003, the applicable accounting standards had been followed alongwith proper explanation relating to material departures;

b. that the Directors had selected such accounting policies and applied them consistently and made judgements and estimates that were reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit or loss of the Company for the year under review;

c. that the Directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

d. that the Directors had prepared the accounts for the financial year ended 31 March 2003 on a 'going concern' basis.

COMPLIANCE CERTIFICATE

In terms of Section 383(A)(1) of the Companies Act, 1956, the Certificate issued by a Company Secretary in Whole-time Practice, certifying that the Company has complied with all the provisions of the Companies Act, 1956, is annexed to this Report as Annexure - B.

ACKNOWLEDGEMENT

Your Directors wish to place on record their appreciation of all the employees of the Company for its success. Your Directors also acknowledge with gratitude the co-operation and assistance given by the Government of Tamilnadu, Government of India, the Promoters, Suppliers, Customers and Banks during the year under review and are confident that your Company will continue to receive such support in the years ahead.

By Authority of the Board

D ARUNACHALAM
K K RAJAGOPALAN
Directors

Place : Chennai
Date : 19 May 2003

ANNEXURE TO THE DIRECTORS' REPORT

Particulars required under the Companies (Disclosures of Particulars in the Report of Board of Directors), Rules, 1988 for the year ended 31 March 2003.

A. CONSERVATION OF ENERGY

The Company is not a power intensive unit. The Company continues its endeavour to improve energy conservation and utilisation. The total energy consumption and energy consumption per unit of production is given below :

FORM A
(See Rule 2)

	2002-2003	2001-2002
A POWER AND FUEL CONSUMPTION		
1. Electricity :		
a. Purchased		
Units	628490	613462
Total Amount (Rs.)	3258054	2930835
Rate per unit (Rs.)	5.18	4.78
b. Own Generation		
i) Through Diesel Generator (Units)	23680	19190
Unit per litre of diesel oil	3.25	3.80
ii) Cost per unit (Rs.)	5.95	5.75
2. Coal	N.A	N.A
3. Furnace Oil		
Quantity (litre)	145849	147593
Total Cost (Rs.)	1608815	1272645
Average rate per litre (Rs.)	11.03	8.62
B CONSUMPTION PER KG OF PRODUCTION		
1. Electricity (Units)		
Synthetic Resins	0.41	0.43
2 Furnace Oil (ltrs)		
Synthetic Resins	0.09	0.10

FORM B
(See Rule 2)

B. TECHNOLOGY ABSORPTION

I. Research and Development (R & D)

1. The R & D activities were concentrated towards development of special grades of phenolic resins and new products and upgradation of cost effective recipes in the existing range without affecting the end properties.
2. Benefits
   Improvement in product quality and process.
   Developed a new range of polyester for use in Rigid Polyurethane Foam application.

II. Technology Absorption, Adaptation and Innovation
Improvement in process.

C. FOREIGN EXCHANGE EARNINGS AND OUTGO

1. Export : Possibilities of export are being explored.
2. Foreign Exchange Earnings:
   Export sales : --
   Commission : --
   Foreign Exchange Outgo:
   Travel : --
   Royalty : --

By Authority of the Board

D ARUNACHALAM
K K RAJAGOPALAN
Directors

Place : Chennai
Date : 19 May 2003

ANNEXURE - B

COMPLIANCE CERTIFICATE

I have examined the registers, records, books and papers of IND-ITAL CHEMICALS LIMITED (the Company) as required to be maintained under the Companies Act, 1956, (the Act) and the rules made thereunder and also the provisions contained in the Memorandum and Articles of Association of the Company for the financial year ended 31 March 2003. In my opinion and to the best of my information and according to the examinations carried out by me ,and explanations furnished to me by the Company, its officers and agents, I certify that in respect of the aforesaid financial year.

1 The Company has kept and maintained registers as stated in Annexure 'A' to this certificate as per the provisions and the rules made thereunder and all entries have been duly recorded

2 The Company has duly filed the forms and returns as stated in Annexure 'B' to this Certificate, with the Registrar of Companies, Regional Director, Central Government, Company Law Board or other authorities within the time prescribed under the Act and the rules made thereunder or otherwise with additional fees for late filing of forms/returns under the Act and the rules made thereunder.

3 The Company being a public limited company, this clause is not applicable to it.

4 The Board of Directors duly met 5 times on 10.06.2002. 06.07.2002, 29.07.2002, 30.12.2002 & 31.03.2003 in respect of which meetings, proper notices were given and the proceedings were properly recorded and signed including the circular resolutions passed, in the minutes book maintained for the purpose.

5 The Company has closed its Register of Members, during the year on 29.07.2002.

6 The Annual General Meeting for the year ended on 31 March 2002 was held on 29 July 2002 after giving due notice to the Members of the Company and the resolutions passed thereat were duly recorded in the minutes book maintained for the purpose.

7 No Extraordinary General Meeting was held during the Financial Year.

8 The Company has not advanced any loans to its Directors referred to in Section 295 of the Act

9 The Company has duly complied with the provisions of Section 297 of the Act.

10 The Company has made necessary entries in the Register maintained U/s.301 of the Act.

11 As there were no instances falling within the purview of Section 314 of the Act, the Company has not obtained any approvals from Board of Directors, Members or Central Government as the case may be.

12 The Company has not issued any duplicate share certificate during the Financial Year.

13 The Company has :

i) delivered all the certificates on allotment of securities and on lodgment thereof for transfer/transmission or any other purpose in accordance with the provisions of the Act.

ii) deposited dividend amount in a separate bank account on 02.08.2002 which is within 5 days from the date of declaration of such dividend.

iii) paid/posted warrants for dividends to all the members within a period of 30 days from the date of declaration and there were no unclaimed/unpaid dividend.

iv) no instances to transfer the amounts in unpaid dividend account, application money due for refund matured deposits, matured debentures and the interest accrued thereon which have remained unclaimed or unpaid for a period of seven years to Investor Education and Protection Fund.

v) duly complied with the requirements of Section 217 of the Act.

14 The Board of Directors of the Company is duly constituted and the appointment of Directors, Additional Directors, Alternate Directors and Directors to fill casual vacancies have been duly made.

15 The Provisions of Section 269 of the Act read with Schedule XIII to the Act is not applicable to the Company as no managerial remuneration was given to the Directors during the Financial Year.

16 The Company has not appointed any sole-selling agents during the Financial Year.

17 The Company obtained necessary approvals from the Central Government as detailed below :

GOI letter.52/518/CAB-92 dt.17.7.2002, approval for appointment of Mr.K.Muralidharan, Cost Accountant for Financial Year under Section 233B(5) of Companies Act.

18 The directors have disclosed their interest in other firms/ companies to the Board of Directors pursuant to the provisions of the Act and Rules made there under.

19 The Company has not issued any shares/debentures/other securities during the Financial Year.

20 The Company has not bought back shares during the Financial Year.

21 There was no redemption of any preference shares/debentures during the Financial Year.

22 There were no transactions necessitating the Company to keep in abeyance the rights to dividends, rights shares, and bonus shares pending registration of transfers of shares in compliance of the Act.

23 The Company has not invited/accepted any deposits including any unsecured loan or advances falling within the purview of the Section 58A and 58AA read with the Companies (Acceptance

of Deposit) Rules, 1975. The directions issued by the Reserve Bank of India/ any other authority in respect of deposit are not applicable to the Company.

24 There were no transactions so as to comply with the provisions of Section 293(1)(d) of the Act.

25 The Company has not made any loans, advances or given guarantees or provided securities to other bodies corporate and consequently no entries were made in the register kept for the purpose.

26 The Company has not altered the provisions of Memorandum of Association with respect to the situation of the Company's registered office from one State to another during the year under scrutiny.

27 The Company has not altered the provisions of Memorandum of Association with respect to the objects of the Company during the year under scrutiny.

28 The Company has not altered the provisions of Memorandum of Association with respect to the name of the Company during the year under scrutiny.

29 The Company has not altered the provisions of Memorandum of Association with respect to share capital of the Company during the year under scrutiny.

30 The Company has altered the Articles of Association after obtaining approval in the General Meeting held on 29 July 2002 and the amendments were duly registered with the Registrar of Companies.

31 There was no prosecution initiated against the Company for alleged offences under the Act nor the Company received show cause notices.

32 The Company has not received any money as security from its employees during the year.

33 The Company has deposited both employees' and employer's contribution to Provident Fund with the prescribed authorities pursuant to section 418 of the Act.

Place : Chennai
Date : 19 May 2003

N PALANIANDAVAN
C.P.No.5025

ANNEXUE - A

REGISTERS MAINTAINED BY THE COMPANY

1. Register of Members
2. Register of Directors
3. Register of Directors' shareholding
4. Register of Transfers
5. Minutes of Board Meetings
6. Minutes of General Body Meetings
7. Register of Charges

ANNEXURE - B

RETURNS FILED BY THE COMPANY

1. Sch. VI filed on 26.08.2002
2. Sch.V filed on 27.08.2002
3. Form 32 filed on 27.08.2002
4. Form 23 filed on 27.08.2002

AUDITORS' REPORT TO THE MEMBERS OF IND-ITAL CHEMICALS LIMITED

We have audited the attached Balance Sheet of Ind - Ital Chemicals Limited as at 31 March 2003 and the Profit and Loss Account for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India . Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

1. As required by the Manufacturing and Other Companies (Auditor's Report) Order 1988 issued by the Company Law Board in terms of Section 227 (4A) of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

2. Further to our comments in the Annexure referred to in paragraph 1 above, we state that :

   a. We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit.

   b. In our opinion proper books of account as required by law have been kept by the Company so far as appears from our examination of such books.

   c. The Balance Sheet and Profit and Loss Account referred to in this report are in agreement with the books of account.

   d. In our opinion, the Profit and Loss account and the Balance Sheet comply with the Accounting Standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956.

   e. On the basis of written representation received from the directors, and taken on record by the Board of Directors, we report that none of the directors is disqualified as on 31 March 2003 from being appointed as a director in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act 1956.

   f. In our opinion and to the best of our information and according to the explanations given to us, the said Balance Sheet and the Profit and Loss Account read together with the schedules, notes and accounting policies give the information required by the Companies Act, 1956, in the manner so required and gives a true and fair view in conformity with the accounting principles accepted in India:

      i. in so far as it relates to the Balance Sheet, of the state of affairs of the Company as at 31 March 2003 and

      ii. in so far as it relates to the Profit and Loss Account of the Profit of the Company for the year ended on that date.

For **VENKATESH & Co.,**
Chartered Accountants

Place : Chennai.
Date : 19 May 2003

V. DASARATY
Partner

ANNEXURE TO THE AUDITORS' REPORT (Refered to in paragraph 1 of our report of even date)

1. The Company has maintained proper records showing full particulars including quantitative details and situation of Fixed Assets, which is being updated. The Fixed Assets of the Company are physically verified by the Management at reasonable intervals, which in our opinion is reasonable, considering the nature of assets and size of the business.
2. None of the Fixed Assets have been revalued during the year.
3. The stock of finished goods, spare parts and raw materials have been physically verified during the year by the Management. In our opinion, the frequency of verification is reasonable.
4. The procedure of physical verification of stocks followed by the Management are reasonable and adequate in relation to the size of the Company and the nature of its business.
5. The discrepancies noticed on verification between the physical stocks and book records were not material.
6. On the basis of our examination of stock records, we are of the opinion that the valuation is fair and proper and in accordance with the normally accepted accounting principles and is on the same basis as in earlier years.
7. The Company has not taken/granted any loans, secured or unsecured, from/to any Companies, Firms, or other parties listed in the Register maintained under Section 301 of the Companies Act, 1956, or from Companies under the same Management as defined under Section 370 (1B) of the Companies Act, 1956.
8. In respect of loans and advances in the nature of loan given by the Company, the parties have paid interest where applicable and repaid the principal amounts according to the stipulations.
9. In our opinion and according to the information and explanations given to us there are adequate internal control procedures commensurate with the size of the Company and the nature of its business with regard to purchases of stores, raw materials including components, plant and machinery, equipment and other assets and with regard to the sale of goods.
10. According to the information and explanations given to us, there were no transactions of purchase of goods and materials made in pursuance of contracts or arrangements entered in the register maintained under Section 301 of the Companies Act, 1956, and aggregating Rs.50000 or more during the year in respect of each party. In respect of sale of goods, payment for services to parties listed in the register maintained under Section 301 of the Companies Act, 1956, the transactions were at market prices.
11. As explained to us, the Company has a regular procedure for determination of unserviceable or damaged stores, raw materials and finished goods. Adequate provision has been made in the accounts for the loss arising on the items so determined.
12. The Company has not accepted any deposits from the public.
13. The Company does not generate any by-product or scrap. The waste materials are disposed off as and when collected.
14. In our opinion, the Company has an adequate internal audit system commensurate with the size and nature of its business.
15. We have broadly reviewed the books of account maintained by the Company pursuant to the Order made by the Central Government for the maintenance of cost records under Section 209 (1)(d) of the Companies Act, 1956 and are of the opinion that *prima facie* the prescribed accounts and records have been made and maintained by the Company. We have not made a detailed examination of these records which however, have been examined by a Cost Auditor appointed by the Board and approved by the Central Government.
16. According to the records of the Company, Provident Fund and Employees State Insurance dues have been regularly deposited during the year with the appropriate authorities.
17. According to the information and explanations given to us no undisputed amount payable in respect of Sales Tax, Wealth Tax, Income Tax, Customs Duty and Excise Duty were outstanding as at 31 March 2003 for a period of more than six months from the date they became payable.
18. According to the information and explanations given to us, no personal expenses of the employees or directors have been charged to revenue account, other than those payable under contractual obligations, or in accordance with generally accepted business practice.
19. The Company is not a Sick Industrial Company within the meaning of clause (0) of sub-section (1) of Section 3 of the Sick Industrial Companies (Special Provisions) Act, 1985.

For **VENKATESH & Co.,**
Chartered Accountants

Place : Chennai
Date : 19 May 2003

V. DASARATY
Partner

BALANCE SHEET AS AT 31 MARCH 2003

(Amount in Rupees)

	Schedule		As at 31 March 2003		As at 31 March 2002
I. SOURCES OF FUNDS					
1. Shareholders' Funds					
Share capital	1		**12687300**		12687300
Reserves and Surplus	2		**34398065**		33363560
2. Loan Funds					
(a) Secured Loans	3		**5510104**		2149830
(b) Unsecured Loans	4		--		--
TOTAL			**52595469**		48200690
II. APPLICATION OF FUNDS					
1. Fixed Assets	5				
(a) Gross Block		**63620092**		63607291	
(b) Depreciation		**41180352**		40140104	
(c) Net Block			**22439740**		23467187
2. Current Assets, Loans and Advances					
(a) Inventories	6	**12221006**		13590603	
(b) Sundry Debtors	7	**30256693**		21448141	
(c) Cash and Bank Balances	8	**398184**		236210	
(d) Loans and Advances	9	**11442874**		11683764	
		54318757		46958718	
Less : **Current Liabilities and Provisions**					
(a) Liabilities	10	**16502603**		16147403	
(b) Provisions	11	**7010501**		5377977	
Net Current Assets			**30805653**		25433338
3. Deferred Tax Liabiltiy (Net) (Refer Note No.11)					
Deferred Tax Liability		**773785**		917257	
Less : Deferred Tax Asset		**123861**	**(649924)**	217422	(699835)
TOTAL			**52595469**		48200690
Accounting Policies & Notes on Accounts	18				

This is the Balance Sheet referred to in our report of even date

D Arunachalam
G Ramachandran
K K Rajagopalan
Directors

For VENKATESH & Co.,
Chartered Accountants

V. DASARATY
Partner

Place : Chennai
Date : 19 May 2003

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 MARCH 2003

(Amount in Rupees)

	Schedule		Year ended 31 March 2003		Year ended 31 March 2002
INCOME					
Turnover (Gross)		121599223		93952997	
Less : Excise Duty		16797534		13502107	
Turnover (Net)			104801689		80450890
Increase/(Decrease) in stock	12		1889862		1283157
Other Income	13		467527		--
			107159078		81734047
EXPENDITURE					
Materials Cost	14		74973274		55283178
Employee Cost	15		8737003		8356704
Other Expenses	16		18812550		14087466
Interest & Finance Charges	17		(587339)		(503191)
Depreciation		1057741		2490818	
Less : Transferred From Revaluation Reserve		361975	695766	1545011	945807
			102631254		78169964
PROFIT / (LOSS)			4527824		3564083
Less : Provision for Income Tax					
Current			1750000		280000
Deferred			-49910		1050337
PROFIT / (LOSS) FOR THE YEAR AFTER TAX			2827734		2233746
Add : Surplus brought forward from previous year			14658709		13343191
Add : Deferred Tax Credit pertaining to the period upto 1 April 2001			--		350502
Amount available for Appropriations			17486443		15927439
Appropriations:					
Proposed Dividend @ 10%			1268730		1268730
Tax on Dividend			162524		--
Balance carried to Balance Sheet			16055189		14658709
Basic and diluted earnings per share of a face value of Rs.100 each.			22.29		17.61
Accounting Policies & Notes on Accounts	18				

This is the Profit and Loss Account referred to in our report of even date

D Arunachalam
G Ramachandran
K K Rajagopalan
Directors

For VENKATESH & Co.,
Chartered Accountants

V. DASARATY
Partner

Place : Chennai
Date : 19 May 2003

SCHEDULES TO BALANCE SHEET

(Amount in Rupees)

		As at 31 March 2003	As at 31 March 2002
1	**SHARE CAPITAL**		
	Authorised		
	1,50,000 Equity Shares of Rs.100 Each	**15000000**	15000000
	Issued		
	1,34,510 (1,34,510) Equity Shares of 100 Each	**13451000**	13451000
	Subscribed and Paid-up		
	1,26,873 (1,26,873) Equity Shares of Rs.100 Each Fully Paid-up (Of the above, 88,815 shares held by the Holding Company, M/s. Southern Petrochemical Industries Corporation Limited and its nominees and the balance of 38,058 shares are held by its subsidiary.)	**12687300**	12687300
2	**RESERVES AND SURPLUS**		
	Revaluation Reserve - Fixed Assets		
	As at the beginning of the Year	**18704851**	20249862
	Less : Transfer to profit and loss account	**361975**	1545011
		18342876	18704851
	Surplus as per Profit and Loss Account	**16055189**	14658709
		34398065	33363560
3	**SECURED LOANS**		
	From Scheduled Banks		
	Cash Credit Accounts	**5510104**	2149830
	Cash credit is secured by way of equitable mortgage of fixed assets, hypothecation of stock of raw materials, stock in process, finished goods and book debts both present and future and corporate guarantee of holding Company, M/s. Southern Petrochemical Industries Corporation Limited.		
		5510104	2149830
4	**UNSECURED LOANS**	--	--
		--	--

SCHEDULE TO BALANCE SHEET

5 FIXED ASSETS - SUMMARY - AS ON 31 MARCH 2003

(Amount in Rupees)

PARTICULARS	COST / REVALUATION				DEPRECIATION				NET BLOCK	
	As on 1 April 2002	Additions	Deductions	As on 31 March 2003	Upto 1 April 2002	For the year 2002-2003 (Adjustments)	Adjustments on Sales	Upto 31 March 2003	As on 31 March 2003	As on 31 March 2002
Freehold Land	15750000	--	--	15750000	--	--	--	--	15750000	15750000
Buildings	7385612	--	--	7385612	3822718	226816	--	4049534	3336078	3562894
Road & Compound Wall	1906677	--	--	1906677	292418	63683	--	356101	1550576	1614259
Plant and Machinery	35471831	12207	18777	35465261	33358901	636651	17493	33978059	1487202	2112930
Furnitures & Fittings	839961	5111	--	845072	699827	22456	--	722283	122789	140134
Electrical Installations	1514296	14260	--	1528556	1446238	19589	--	1465827	62729	68058
Vehicles	20456	--	--	20456	18232	1230	--	19462	994	2224
Office Equipments	718458	--	--	718458	501770	87316	--	589086	129372	216688
Total	63607291	31578	18777	63620092	40140104	1057741	17493	41180352	22439740	23467187
Previous year	63552383	54908	--	63607291	37649286	2490818	--	40140104	23467187	25903097

(Amount in Rupees)

		As at 31 March 2003	As at 31 March 2002
6	**INVENTORIES**		
	Packing Materials & Others	414605	518444
	Raw Materials	1507633	1123139
	Finished Goods	290573	906377
	Intermediate Stocks	3811821	3350873
	Work in Process	5293625	3248907
	Goods in Transit	902749	4442863
		12221006	13590603
7	**SUNDRY DEBTORS - (Unsecured)**		
	Considered Good		
	Outstanding for a period exceeding six months	448642	3232764
	Other Debts	29808051	18215377
		30256693	21448141
8	**CASH AND BANK BALANCES**		
	Cash on Hand	14376	17683
	With Scheduled Banks:		
	In Current Accounts	6152	5352
	In Fixed Deposit Accounts - Margin Money	377656	213175
		398184	236210

SCHEDULES TO BALANCE SHEET

(Amount in Rupees)

		As at 31 March 2003	As at 31 March 2002
9	**LOANS AND ADVANCES**		
	UnSecured - Considered Good		
	Advances Recoverable in cash or in kind or for value to be received	**2330846**	1035193
	Prepayment of Taxes	**4216490**	4319521
	Balance with Central Excise Authorities	**493076**	384367
	Deposit with Public Ltd. Companies	**4000000**	5000000
	Other Deposits	**366360**	731357
	Accrued Interest	**36102**	213326
		11442874	11683764
10	**CURRENT LIABILITIES**		
	Sundry Creditors for purchases	**8993160**	9575940
	Other Liabilities	**7509443**	6571463
		16502603	16147403
11	**PROVISIONS**		
	For Income Tax	**5579247**	4109247
	For Dividend	**1268730**	1268730
	Tax on Dividend	**162524**	--
		7010501	5377977

SHEDULES TO PROFIT AND LOSS ACCOUNT

			For the year ended 31 March 2003	For the year ended 31 March 2002
12	**INCREASE/(DECREASE) IN STOCKS:**			
	Opening Stock:			
	Work in Process		**3248907**	3160396
	Intermediate Stocks		**3350873**	2106466
	Finished Goods		**906377**	956138
		a	**7506157**	6223000
	Closing Stock:			
	Work in Process		**5293625**	3248907
	Intermediate Stocks		**3811821**	3350873
	Finished Goods		**290573**	906377
		b	**9396019**	7506157
		b-a	**1889862**	1283157
13	**OTHER INCOME**			
	Miscellaneous Income		--	--
	Profit on sale of Fixed Assets		**14716**	--
	Provision no longer required		**452811**	--
			467527	--

SCHEDULES TO PROFIT AND LOSS ACCOUNT

(Amount in Rupees)

		For the year ended 31 March 2003		For the year ended 31 March 2002
14 MATERIALS COST				
RAW MATERIALS CONSUMED				
Opening Stock		1123139		937226
Add : Purchases		75357768		55469091
		76480907		56406317
Less : Closing Stock		1507633		1123139
		74973274		55283178
15 EMPLOYEES' REMUNERATION AND BENEFITS				
Salaries Wages & Bonus		6859539		6366927
Company's Contribution to Provident and Other Funds		712132		851260
Welfare Expenses		1165332		1138517
		8737003		8356704
16 OTHER EXPENDITURE				
Power and Fuel		5084787		4377605
Stores Consumed		1569172		1406234
Delivery charges		1767305		1340917
Repairs and Maintenance :				
Buildings		1415		7521
Plant & Machinery		883943		641368
Electrical Installation		155451		131494
Vehicles		173		177
Furniture and Office Equipment		57450		45758
Insurance		190231		189734
Security service charges		728364		702727
Rates and Taxes		301554		316061
Telephone Expenses		226592		251554
Travelling Expenses		20245		9876
Conveyance Expenses		33085		43581
Discount		1331929		--
Directors' Sitting Fees		6000		5000
Auditor's Remuneration :				
Statutory Audit Fees	25000		50000	
Taxation work	7500		15500	
Other Services	7000		--	
		39500		65500
Cost Audit fees		12500		10000
Guarantee Commission - Holding Company		735000		735000
Bank Charges		107063		180729
Bad debts written off		--		,543982
Miscellaneous		5560791		3082648
		18812550		14087466

SCHEDULES TO PROFIT AND LOSS ACCOUNT

(Amount in Rupees)

		For the Year ended 31 March 2002		For the year ended 31 March 2001	
17	**INTEREST AND FINANCE CHARGES**				
	Interest Paid	**47663**		564586	
	Less : Interest Received	**635002**		1067777	
	(Tax deducted at source - Rs.102433 (previous year Rs.207871))		**(587339)**		(503191)
			(587339)		(503191)

18 I. ACCOUNTING POLICIES AND NOTES ON THE ACCOUNTS FOR THE YEAR ENDED 31 MARCH 2003

1. ACCOUNTING POLICIES :

These accounts are prepared on historical cost convention, except in the case of certain Fixed Assets that were revalued as stated in Note No. 2 below and on the accrual basis of accounting and in conformity with the Accounting Standards referred to in sub-section 3 (c) of Section 211 to the Companies Act, 1956.

2. FIXED ASSETS :

Fixed assets other than revalued assets are stated at cost less depreciation. Revalued assets are stated at cost as adjusted by revaluation carried out during 1987- 88 and 1992-93 based on technical valuation report, less depreciation. The incremental values on revaluation has been credited to Revaluation Reserve.

3. DEPRECIATION:

Depreciation is provided on straight line method in the manner and at the rates prescribed under Schedule XIV of the Companies Act, 1956. Assets costing less than Rs.5000 are fully depreciated. Additional depreciation consequent to the enhancement in the values of fixed assets on the revaluation is adjusted in the Revaluation Reserve account.

4. INVENTORIES :

a) Raw Materials, Packing Materials & Others are valued at cost, determined on moving weighted average basis.

b) Work-in-Process, Intermediate Stocks and Finished Goods are valued at cost comprising of labour, material and appropriate proportion of production overheads.

5. FOREIGN CURRENCY TRANSACTIONS :

Foreign currency transactions (revenue items) are recorded at the rate of exchange prevailing as on the date of transaction. The difference arising on realisation is transferred to Profit and Loss Account.

6. RETIREMENT BENEFITS :

Contribution to Provident Fund and Family Pension Fund are charged to Profit & Loss Account. The Company has an arrangement with Life Insurance Corporation of India to administer the gratuity scheme for all eligible employees of the Company. The Premium payable to LIC as determined by them is debited to Profit and Loss Account. Provision for leave encashment is considered to the extent of monetary value of unavailed leave remaining to the credit of the employees as at the date of the balance sheet.

7. RESEARCH AND DEVELOPMENT :

Revenue expenditure on Research and Development is charged to Profit and Loss account. Capital expenditure on Research and Development is included in fixed assets under the appropriate heads.

8. REVENUE RECOGNITION :

Sales is net of discount and sales tax. The benefit arising out of Advanced Intermediary License is recognized on utilization of such licences and insurance claims are recorded on receipt basis.

9. TAXATION :

Provision for tax liability for the current year is determined in accordance with the Income Tax Act, 1961.

Deferred Taxes are recognized on timing differences arising due to the variation in treatment/computation of certain items, for the purpose of determining accounting income and taxable income in one period and that are capable of reversal in one or more subsequent periods.

II. NOTES ON ACCOUNTS

		31 March 2003	(Rs. in Lacs) 31 March 2002
10.	**CONTINGENT LIABILITIES EXIST IN RESPECT OF :**		
a)	Claims against the Company not acknowledged as debts	**1.62**	1.62
b)	Sales Tax demands under appeal	**10.05**	10.05
c)	Guarantees given by Bankers	**11.95**	11.95

11. DEFERRED TAXES :

a) In compliance with Accounting Standard 22 issued by the Institute of Chartered Accountants of India on 'Accounting for Taxes on Income', the Company has recognized the deferred tax asset of Rs.49910 relating to the current year in the accounts.

b) Components of Deferred Tax asset and liabilities arising on account of timing differences as at 31 March 2003 are:

		Assets (Rs.)	Liabilities (Rs.)
(i)	Depreciation on Fixed Assets	--	773785
(ii)	Bonus provision no longer required, disallowed in earlier years	123860	--
		123860	**773785**

12. EARNINGS PER SHARE :

a) The Net Profit for the year ended 31 March 2003 as adjusted by the change in deferred tax asset/(liability) for the year amounting to Rs.2827734 has been used as the numerator in calculating basic and diluted earnings per share;

b) The company does not have any potential equity shares and hence the denominator used in calculating the basic and diluted earnings per share is 126873, being the number of paid-up equity shares.

13. Sundry Creditors includes a sum of Rs.116372 (Rs.94965) due to Small Scale Industrial Undertaking units, to the extent such parties have been identified from available information and relied upon by the auditors. There are no dues of Rs.1 lakh or more outstanding for more than 30 days to any of the small scale industrial undertaking units, and the above amount is due to M/s. Tin Can Industries, Chennai.

14. RAW MATERIALS CONSUMED :

	Quantity (in MT)	Value (in Rs.)
Organic Acids	**1136.21**	**17580826**
	(1081.11)	(12527996)
Phenols	**1410.79**	**57250069**
	(1385.26)	(42644752)
Others		**142379**
		(110430)
		74973274
		(55283178)

15. CAPACITY, PRODUCTION, OPENING & CLOSING STOCK OF GOODS PRODUCED AND TURNOVER

Class of Goods	Capacity		Opening Stock		Closing Stock		Turnover	
	Installed capacity per annum* (M.T)	Actual production per annum (M.T)	Quantity (M.T)	Value (Rs.)	Quantity (M.T)	Value (Rs.)	Quantity (M.T)	Value (Rs.)
Synthetic Resins	**1850** (1850)	**1601** (1461)	**21** (18)	**906377** (956138)	**17** (21)	**290573** (906377)	**1605** (1458)	**121599223** (93952997)
PU System	**2500** (2500)	- (-)	- (-)	- (-)	- (-)	- (-)	- (-)	- (-)

* As certified by the Management

16. CONSUMPTION OF MATERIALS

	Raw Materials Rs.	Percentage to Total Consumption	Stores Rs.
Indigenous	**73197636** (50000800)	**97.63** (90.55)	**1569172** (1406234)
Imported	**1775638** (5222378)	**2.37** (9.45)	-- (--)
Total	**74973274** (55283178)	**100.00** (100.00)	**100.00** (100.00)

	Rs. 2002-2003	Rs. 2001-2002
17. CIF VALUE OF IMPORTS		
Raw Material	**1698216**	3993547

18. Figures in brackets relate to previous year. Previous year's figures have been regrouped and rearranged wherever necessary, to conform with the classification in the accounts in the current year.

D Arunachalam
G Ramachandran
K K Rajagopalan
Directors

For VENKATESH & Co.,
Chartered Accountants

V. DASARATY
Partner

Place : Chennai
Date : 19 May 2003

19 BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I.	**Registration Details**	Registration No.	4560 State Code 18
		Balance Sheet Date	31 03 2003
II.	**Capital Raised during the year** (Amount in Rupees Thousands)	Public Issue	NIL
		Rights Issue	NIL
		Bonus Issue	NIL
		Private placement	NIL
III.	**Position of Mobilisation and deployment of funds.** (Amount in Rupees Thousands)	Total Liablities	52595
		Total Assets	52595
	Sources of Funds	Paid-Up-Capital	12687
		Reserves & Surplus	34398
		Secured Loans	5510
		Unsecured Loans	NIL
	Application of Funds	Net Fixed Assets	22440
		Investments	NIL
		Net Current Assets	30806
		Miscellaneous Expenditure	NIL
		Accumulated Losses	NIL
		Deferred Tax Liability	(650)
IV.	**Performance of Company** (Amount in Rupees Thousands)	Turnover	107159
		Total Expenditure	100741
		Profit/(Loss) Before Tax	4528 + ✓
		Profit/(Loss) After Tax	2828 + ✓
		Earnings per share in Rupees	22.29
		Dividend Rate per cent	10
V.	**Generic Names of Three Principal Products/Services of Company** (As per monetary terms)	Item Code No.	5166M
		Product Description	AMSIPHEN
		Item Code No.	2110
		Product Description	AMSILITE
		Item Code No.	2423
		Product Description	AMSISTER

D Arunachalam
G Ramachandran
K K Rajagopalan
Directors

For VENKATESH & Co.,
Chartered Accountants

V. DASARATY
Partner

Place : Chennai
Date : 19 May 2003

NOTES

SPIC HOLDINGS AND INVESTMENTS LIMITED

SEVENTH ANNUAL REPORT
2002-2003

BOARD OF DIRECTORS

Thiru Babu K Verghese	-	Director
Thiru N Ramakrishnan	-	Director
Thiru M G Thirunavukkarasu	-	Managing Director
Thiru K Govindan	-	Company Secretary

BANKERS

HDFC Bank Limited
ICICI Bank Limited
Canara Bank

AUDITORS

N C Rajagopal & Co.,
Chartered Accountants,
22 V Krishnaswamy Avenue,
Luz Church Road, Mylapore,
Chennai - 600 004.

REGISTERED OFFICE

"SPIC House"
88, Mount Road, Guindy, Chennai - 600 032.
Tel : 2350245 Fax : 2352163

DIRECTORS' REPORT

The Directors present the Seventh Annual Report and the Directors' Report for the Financial Year ended 31 March 2003.

OPERATIONS

During the year under review the Company disposed some of its investments to facilitate partial settlement of the loan availed from ICICI Bank Ltd.

During the year MITOCON BIOTEC LTD., and PROACTIVE DECISIONS LTD., became subsidiaries of the Company by virtue of our investments.

The net loss for the year is Rs.741 lakhs. In view of the loss, the Directors do not recommend any dividend for the financial year 2002-03.

CONSERVATION OF ENERGY, TECHNOLOGY ABSORPTION, FOREIGN EXCHANGE EARNINGS & OUTGO AND PARTICULARS OF EMPLOYEES

No disclosure is required to be made under Section 217(1) (e) of the Companies Act, 1956 as the Company is not engaged in manufacturing activities. There is no employee who has drawn remuneration requiring disclosure under section 217(2A) of the Companies Act, 1956.

INFORMATION PURSUANT TO THE NON-BANKING FINANCIAL COMPANIES ACCEPTANCE OF PUBLIC DEPOSITS (RESERVE BANK) DIRECTIONS, 1988

As the Company did not accept any public deposit during the year under review, there is no information to be furnished pursuant to the Non-Banking Financial Companies Acceptance of Public Deposits (Reserve Bank) Directions, 1998.

SUBSIDIARY COMPANIES

As required under Section 212 of the Companies Act, 1956, the Audited statements of Accounts, the Report of the Board of Directors and the Auditors' Report for the year ended 31st March 2003 of Orchard Microsystems Limited, Mitocon Biotec Limited and Proactive Decisions Limited, are annexed hereto.

DIRECTORS

Mr.M.G.Thirunavukkarasu retires by rotation at the ensuing Annual General Meeting and being eligible offers himself for re-election as Director.

Mr.Babu K.Verghese and Mr.N.Ramakrishnan were appointed as Additional Directors effective from 25.10.2002 and 1.2.2003 respectively.

Mr.P.Vedagiri and Mr.A.Santhanakrishnan resigned from the Board of the Company with effect from 8.11.2002 and 1.2.2003 respectively. The Board places on record its appreciation of the invaluable services rendered by them during their tenure as Directors of the Company.

DIRECTORS' RESPONSIBILITY STATEMENT

In accordance with the requirements of Section 217(2AA) of the Companies Act, 1956, the Directors of the Company declare that:

a) in the preparation of the annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures;

b) the Directors have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company as at 31 March 2003 and of the loss of the Company for the year ended on that date;

c) the Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956, for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and

d) the Directors have prepared the annual accounts on a "going concern" basis.

AUDITORS

The Company's auditors, M/s.N C Rajagopal & Co., Chartered Accountants, retire at the conclusion of the ensuing Annual General Meeting and are eligible for re-appointment.

ACKNOWLEDGEMENT

The Company is grateful for the co-operation and continued support extended by the Holding Company *viz.*, Southern Petrochemical Industries Corporation Limited and the Banks during the year.

On behalf of the Board

for SPIC HOLDINGS AND INVESTMENTS LIMITED

BABU K VERGHESE
Director

Place : Chennai
Date : 17 June 2003

M G THIRUNAVUKKARASU
Managing Director

AUDITORS' REPORT

We have audited the attached Balance Sheet of **M/s. SPIC HOLDINGS & INVESTMENTS LTD**, as at 31 March 2003 and also the profit and loss account for the year ended on that date annexed thereto. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain a reasonable assurance about whether the financial statements are free of material misstatement. An Audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

1. As required by the Manufacturing and other Companies (Auditors' report) Order, 1988 issued by the Central Government in terms of Section 227(4A) of the Companies Act, 1956, we enclose in the Annexure, a statement on the matters specified in paragraph 4 and 5 of the said order.

2. Further to our comments in the Annexure referred to in paragraph 1 above we state that:

   a) We have obtained all the informations and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit.

   b) In our opinion, proper books of accounts as required by law, have been kept by the Company so far as it appears from our examination of such books.

   c) The Balance Sheet and Profit and Loss Account during the period referred to in this report are in agreement with the books of accounts.

   d) In our opinion, the Balance Sheet and the Profit and Loss Account comply with the mandatory Accounting Standards as referred to in Section 211(3C) of the Companies Act, 1956.

   e) On the basis of written representations received from the Directors, as on 31 March 2003, and taken on record by the Board of Directors, we report that none of the directors are disqualified as on 31 March 2003 from being appointed as a director in terms of clause (g) of sub-section (1) of section 274 of the Companies Act, 1956.

   f) In our opinion, and to the best of our information and according to the explanations given to us, the said Balance Sheet and Profit and Loss Account read together with the Notes and Accounting Policies thereon, give the information required by the Companies Act, 1956 in the manner so required and **subject to note 6, regarding an amount of advance including interest totaling to Rs. 81152662 advanced to SPIC Petrochemicals Limited, a company promoted by SPIC Limited and the Company is hopeful that no loss will arise out of the above involvement, on which we are unable to express an opinion in the matter**, give a true and fair view in conformity with the accounting principles generally accepted in India :

      1) In so far as it relates to the Balance Sheet , of the state of affairs of the Company as at 31 March 2003 and

      2) In so far as it relates to the Profit and Loss Account, of the Loss of the Company for the year ended on that date.

Per our report of even date

For N C RAJAGOPAL & CO.,
Chartered Accountants.

Place : Chennai
Date : 17 June 2003

R VASUDEVAN
Partner

ANNEXURE REFERRED TO IN PARAGRAPH 1 OF OUR REPORT OF EVEN DATE

1. The Company has maintained proper records, showing full particulars, including quantitative details and situation of fixed assets. As per the information and explanations given to us, the management at reasonable intervals has physically verified all the fixed assets and no material discrepancies were noticed on such verification. In our opinion, the frequency of physical verification of fixed assets is reasonable having regard to the size of the Company and the nature of its business.

2. None of the fixed assets has been revalued during the year.

3. The Company does not hold any stores, spares and raw materials during the year and hence the question of reporting on the physical verification, procedure of physical verification, maintenance of stock records of inventories, valuation of stock, damage stores and raw materials and maintenance of records for sale and disposal of scrap does not arise.

4. We are informed that the Central Government has not prescribed the maintenance of cost records under section 209(1) (d) of the Companies Act, 1956.

5. The company has not taken loans, secured or unsecured from companies, firms or other parties listed in the register maintained under section 301 of the Companies Act, 1956 or from Companies under the same management.

6. The company has not granted any loans secured or unsecured to companies, firms or other parties listed in the register maintained under section 301 of the Companies Act, 1956 or to companies under the same management.

7. The Company has not given loans and advances in the nature of loans to third parties.

8. The Company does not deal with stores, raw material, components and equipment and hence the question of reporting on the adequacy of the internal control procedure with regard to purchase of stores, raw materials, components and equipments does not arise.

9. In our opinion the Company has a proper Internal audit system commensurate with its size and nature of its business.

10. The Company has not made any transactions relating to the purchase of goods and materials and sale of goods and services in pursuance of contracts or arrangement entered into the register maintained under section 301 of the Companies Act, 1956 aggregating during the year to Rs.50000 or more in respect of each party.

11. The provisions of section 58A of the Companies Act, 1956 and the companies (Acceptance of Deposit) rules, 1975 framed thereunder and the directive issued by the Reserve Bank of India are not applicable as the Company has not accepted any deposits from the public during the year.

12. The provisions of Employees State Insurance and Provident Fund are not applicable to the Company.

13. According to the information and explanation given to us, there are no undisputed amounts payable inrespect of Wealth Tax, Income Tax, Sales Tax, Customs Duty and Excise Duty as at 31 March 2003 which are outstanding for a period of more than six months from the date they became payable.

14. To the best of our knowledge and according to the explanation given to us no personal expenses of employees or directors have been charged to revenue account, other than those payable under contractual obligations or in accordance with generally accepted business practices.

15. The Company is not a Sick industrial company within the meaning of the clause (o) of Sub section (1) of section (3) of the Sick industrial companies (special provisions) Act, 1985.

Per our report of even date

For N C RAJAGOPAL & CO.,
Chartered Accountants.

Place : Chennai
Date : 17 June 2003

R VASUDEVAN
Partner

BALANCE SHEET AS AT 31 MARCH 2003

(Amount in Rupees)

	Schedule	As at 31 March 2003	As at 31 March 2002
SOURCES OF FUNDS :			
Shareholders' funds :			
Share Capital	1	**300000000**	300000000
Reserves & Surplus	2	**4133604**	20668022
Loan funds :			
Secured Loans	3	**19865046**	44075000
Unsecured Loans	4	**61093970**	35000000
TOTAL		**385092620**	399743022
APPLICATION OF FUNDS :			
Fixed Assets	5		
Gross Block		**68500**	68500
Less : Depreciation		**60022**	48918
Net Block		**8478**	19582
Investments	6	**105727599**	198076449
Current assets, Loans and advances			
Current Assets	7	**1727878**	6026574
Loans and Advances	8	**220281716**	202074168
		222009594	208100742
Less : Current liabilities & Provisions			
Other Liabilities	9	**3223632**	10133893
Net Current Assets		**218785962**	197966849
Miscellaneous Expenditure (to the extent not written off or adjusted)	10	**3004112**	3680142
Profit & Loss Account - Debit Balance		**57566469**	--
		385092620	399743022
Accounting policies and Notes on accounts	12		

Schedules to the above forms an integral part of the Balance Sheet.

As per our report of even date
For **N C Rajagopal & Co.,**
Chartered Accountants

K Parameswaran
Company Secretary

M G Thirunavukkarasu
Managing Director

Babu K Verghese
N Ramakrishnan
Directors

R Vasudevan
Partner

Place : Chennai
Date : 17 June 2003

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 MARCH 2003

(Amount in Rupees)

	Schedule	Year ended 31 March 2003	Year ended 31 March 2002
INCOME			
Income from Investments		**4023305**	7742847
Interest & Miscellaneous Income		**196113**	378316
		4219418	8121163
EXPENDITURES			
Administrative & Other Expenses	11	**406482**	4437271
Interest Paid		**9762082**	34520
Depreciation (Note No. 5)	5	**11104**	(7184)
Loss on Sale of Investments		**67464607**	--
Miscellaneous Expenses written off	10	**676030**	676030
		78320305	5140637
Profit/(loss) for the year		**(74100887)**	2980526
Balance brought forward from previous year		**16534418**	17687496
Amount available for appropriation		**(57566469)**	20668022
APPROPRIATIONS:			
Transfer to Statutory reserve		--	4133604
Balance carried to Balance Sheet		**(57566469)**	16534418
Accounting Policies and Notes on Accounts	12		

Schedules to the above forms an integral part of the Profit and Loss Account

As per our report of even date
For **N C Rajagopal & Co.,**
Chartered Accountants

K Parameswaran
Company Secretary

M G Thirunavukkarasu
Managing Director

Babu K Verghese
N Ramakrishnan
Directors

R Vasudevan
Partner

Place : Chennai
Date : 17 June 2003

SCHEDULES FORMING PART OF THE BALANCE SHEET

(Amount in Rupees)

	As at 31 March 2003	As at 31 March 2002
Schedule : 1		
Authorised Share Capital		
20,00,00,000 Equity shares of Rs. 10 each.	**2000000000**	2000000000
25,00,000 Preference shares of Rs. 100 each.	**250000000**	250000000
	2250000000	2250000000
Issued ,Subscribed and Paid Up Capital		
3,00,00,000 Equity shares of Rs 10 each fully paid-up. (3,00,00,000 Shares held by M/s Southern Petrochemical Industries Corporation Limited)	**300000000**	300000000
	300000000	300000000
Schedule : 2		
Reserves & Surplus		
Statutory Reserve		
Opening Balance	**4133604**	--
Add : Transfer from Profit and Loss Account	--	4133604
Closing Balance	**4133604**	4133604
Profit & Loss Account		
Opening Balance	**16534418**	17687496
Add : Current year profit	--	2980526
Less : Transfer to Profit and Loss Account	**(16534418)**	--
Transfer to Statutory Reserve	--	(4133604)
Closing Balance	--	16534418
Total Reserves and Surplus	**4133604**	20668022
Schedule : 3		
Secured Loan		
From Banks (Note No. 2)	**19865046**	44075000
	19865046	44075000
Schedule : 4		
Unsecured Loan		
From Others	**57500000**	35000000
Interest accrued and due	**3593970**	--
	61093970	35000000

Schedule : 5

FIXED ASSETS (See Note No. 5)

PARTICULARS	GROSS BLOCK (AT COST)			DEPRECIATION			NET BLOCK	
	As at 31 March 2002	Additions/ Deletions during the year	As at 31 March 2003	Upto 31 March 2002	For the Year	Upto 31 March 2003	As at 31 March 2003	As at 31 March 2002
Computer and Printer	68500	--	**68500**	48918	**11104**	**60022**	**8478**	19582
Total	68500	--	**68500**	48918	**11104**	**60022**	**8478**	19582
Previous year	68500	--	68500	56102	(7184)	48918	19582	12398

SCHEDULES FORMING PART OF THE BALANCE SHEET

(Amount in Rupees)

		As at 31 March 2003	As at 31 March 2002
Schedule : 6			
Investments (Non-Trade)			
Quoted - Long Term (Note 3)			
Equity Shares			
Industrial Development Bank of India* 10,97,760 Equity shares of Rs.10 each		--	89193000
Bank Of India* 18,000 Equity shares of Rs.10 each		--	810000
IDBI Bank Limited* 2,58,100 Equity shares of Rs.10 each		--	4645800
South India Corporation (Agencies) Limited 12,03,028 Equity shares of Rs.10 each		30226080	30226080
	A	30226080	124874880
Unquoted - Long Term			
Equity Shares			
TAC Investments Finance (Madras) Limited 2,49,000 Equity shares of Rs.10 each		25024500	25024500
IND-ITAL Chemicals Limited 38,058 Equity shares of Rs.10 each		11321494	11321494
SPIC JEL Engineering Construction Limited 5,27,143 Equity shares of Rs.10 each		10595575	10595575
Orchard Microsystems Limited 26,26,000 Equity shares of Rs.10 each		26260000	26260000
Mitocon Biotech 50,000** Equity shares of Rs.10 each		500000	--
Proactive Decisions Limited 40** Equity shares of Rs.10 each		400	--
National Aromatics & Petrochemicals Corporation Limited. 25,000** Equity shares of Rs.10 each		250000	--
SPIC Electric Power Corporation Private Limited 4,955** Equity shares of Rs.10 each		49550	--
SPIC Aromatic & Chemicals Corporation Limited 5,000** 8 per cent Redeemable Cumulative Non Convertible Preference shares of Rs.100 each		500000	--
SPIC Petrochemicals Limited 5,000** 8 per cent Redeemable Cumulative Non Convertible Preference shares of Rs.100 each		500000	--
Proactive Decisions Limited 5,000** 8 per cent Redeemable Cumulative Non Convertible Preference shares of Rs.100 each		500000	--
	B	75501519	73201569
Total Investments	(A+B)	105727599	198076449
Market Value of Quoted Investments		8120439	38860284

*Sold during the year
**Previous Year Nil

SCHEDULES FORMING PART OF THE BALANCE SHEET

(Amount in Rupees)

	As at 31 March 2003	As at 31 March 2002
Schedule : 7		
Current Assets		
Cash and Bank balances		
Balance with Bank		
- in current account with scheduled banks	285941	377800
Other Current Assets	1441937	5648774
Total	1727878	6026574
Schedule : 8		
Loans and Advances		
(unsecured, considered good)		
Advances recoverable in cash or kind for which value is to be received	220281716	202074168
	220281716	202074168
Schedule : 9		
Current Liabilities and Provisions		
Other Liabilities	3223632	10133893
	3223632	10133893
Schedule : 10		
Miscellaneous Expenditure		
(to the extent not written off or adjusted)		
Opening balance	3680142	4356172
Less : Written off during the year	676030	676030
Closing balance	3004112	3680142

SCHEDULES FORMING PART OF PROFIT AND LOSS ACCOUNT

(Amount in Rupees)

	For the year ended 31 March 2003	For the year ended 31 March 2002
Schedule : 11		
Administrative & Other Expenses		
Salary	268546	726830
Travelling expenses & conveyance	--	6533
Telephone expenses	5974	15878
Vehicle hire charges	--	2855
Filing fees	3500	5000
Electricity charges	5765	2592
Bank charges	--	1825
Audit fees:		
- For Audit	20000	20000
- For Service Tax	1000	1000
Sundry expenses	2731	19196
Demat charges	11788	78398
Advances written off	87178	3557164
	406482	4437271

Schedule : 12

NOTES FORMING PART OF ACCOUNTS

1. Significant Accounting policies:

   a) GENERAL

   Accounts represent Historical Cost.

   b) FIXED ASSETS

   Fixed Assets are carried at Historical Cost Less accumulated Depreciation.

   c) DEPRECIATION

   Depreciation on assets is provided on the Straight Line Method, at the rates and in the manner specified in Schedule XIV to the Companies Act, 1956.

   d) INVESTMENTS

   Investments are stated at cost.

   e) REVENUE RECOGNITION

   Interest income is recognised on accrual basis and as per the Income Recognition norms specified by the Reserve Bank of India.

   Dividend income is recognised when the right to receive is established.

   f) MISCELLANEOUS EXPENDITURE

   Miscellaneous expenditure is written off over a period of ten years.

2. Secured Loans – Rs. 19865046

   The Loan has been secured by the pledge of investments of the Company in the Equity shares of South India Corporation (Agencies) Limited.

3. The diminution in the value of permanent investments has not been provided in the accounts, since in the opinion of the management, the diminution is of temporary nature.

4. There is no outstanding dues towards small scale / ancillary industries as on 31 March 2003.

5. Contingent Liabilities:

   Capital commitments not provided for Rs. 49 Lakhs (Previous year Rs. 49 Lakhs)

6. Advance Recoverable in Cash or Kind includes an amount of Rs. 81152662 (includes interest of Rs. 23644738 not acknowledged) being advance given to SPIC Petrochemicals Limited towards share capital subscription. On an application filed by ICICI Bank Limited the Debt Recovery Tribunal (DRT), granted interim relief by way of appointment of a Receiver with direction to get the property of SPIC Petro valued for sale. The appeals filed by SPIC Petro and Southern Petrochemical Industries Corporation Limited (SPIC) before the Debt Recovery Appellate Tribunal were dismissed. Subsequently SPIC Petro and SPIC filed writ petitions before the Bombay High Court.

   The Bombay High Court, on 17 April 2003, adjourned the Petitions with a direction that SPIC Petro will not be dispossessed from the property, nor will the property be sold as directed by the Tribunal. SPIC Petro has to submit a report as to what are the possibilities of revival and how the necessary finance will be raised and its liabilities cleared.

   The Company is hopeful that no loss will arise out of the above involvement and the amount advanced including the interest thereon is considered fully recoverable.

7. Previous year figures have been regrouped wherever necessary.

As per our report of even date
For **N C Rajagopal & Co.,**
Chartered Accountants

K Parameswaran
Company Secretary

M G Thirunavukkarasu
Managing Director

Babu K Verghese
N Ramakrishnan
Directors

R Vasudevan
Partner

Place : Chennai
Date : 17 June 2003

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

1) REGISTRATION DETAILS	REGISTRATION NO.	35838	
	STATE CODE	18	
	BALANCE SHEET DATE	31 03 2003	
2) CAPITAL RAISED DURING THE YEAR (Amount in Rupees Thousands)	PUBLIC ISSUE	NIL	
	RIGHTS ISSUE	NIL	
	BONUS ISSUE	NIL	
	PRIVATE PLACEMENT	NIL	
3) POSITION OF MOBILISATION AND DEPLOYMENT OF FUNDS (Amount in Rupees Thousands)	TOTAL LIABILITIES	388316	
	TOTAL ASSETS	388316	
SOURCES OF FUNDS	PAID-UP CAPITAL	300000	
	RESERVES AND SURPLUS	4134	
	SECURED LOANS	19865	
	UNSECURED LOANS	61094	
APPLICATION OF FUNDS	NET FIXED ASSETS	8	
	INVESTMENTS	105728	
	NET CURRENT ASSETS	218786	
	MISCELLANEOUS EXPENDITURE	3004	
	ACCUMULATED LOSSES	57566	
4) PERFORMANCE OF THE COMPANY (Amount in Rupees Thousands)	TURNOVER	4219	
	TOTAL EXPENDITURE	78320	+ -
	PROFIT/(LOSS) BEFORE TAX	74101	- ✓
	PROFIT/(LOSS) AFTER TAX	74101	- ✓
	EARNINGS PER SHARE IN RUPEES	2.47	- ✓
	DIVIDEND RATE %	NIL	
5) GENERIC NAMES OF THREE PRINCIPAL PRODUCTS/ SERVICES OF THE COMPANY (As per monetary terms)	ITEM CODE NO.	NA	
	PRODUCT DESCRIPTION	NA	
	ITEM CODE NO.	NA	
	PRODUCT DESCRIPTION	NA	

As per our report of even date
For **N C Rajagopal & Co.,**
Chartered Accountants

K Parameswaran
Company Secretary

M G Thirunavukkarasu
Managing Director

Babu K Verghese
N Ramakrishnan
Directors

R Vasudevan
Partner

Place : Chennai
Date : 17 June 2003

STATEMENT REGARDING SUBSIDIARY COMPANIES PURSUANT TO SECTION 212 OF THE COMPANIES ACT, 1956

		Orchard Microsystems Limited	Mitocon Biotec Limited	Proactive Decisions Limited
a.	Name of Subsidiary Company	Orchard Microsystems Limited	Mitocon Biotec Limited	Proactive Decisions Limited
b.	Financial year of the Subsidiary Company ended on	31 March 2003	31 March 2003	31 March 2003
c.	Holding Company's Interest:			
	i) No. of Equity Shares	2626000	50000	40
	Face Value	Rs. 10	Rs. 10	Rs. 10
	Paid up Value	Rs. 26260000	Rs. 500000	Rs. 400
	ii) Extent of Holding	80.50 per cent	99.86 per cent	57.14 per cent
d.	Net aggregate amount of Subsidiary's profits / (losses) not dealt with in the Holding Company's accounts:			
	i) for subsidiary's financial year	(Rs. 2513863)	Nil	Nil
	ii) for its previous financial years	(Rs. 1659931)	**	**
e.	Net aggregate amount of subsidiary's profits / (losses) dealt with in the Holding Company's accounts:			
	i) for subsidiary's financial year	Nil	Nil	Nil
	ii) for its previous financial year	Nil	Nil	Nil

**Became subsidairy during the financial year 2002-03

As per our report of even date
For **N C Rajagopal & Co.**
Chartered Accountants

K Parameswaran
Company Secretary

M G Thirunavukkarasu
Managing Director

Babu K Verghese
N Ramakrishnan
Directors

R Vasudevan
Partner

Place : Chennai
Date : 17 June 2003

NOTES

Orchard Micro

ORCHARD MICROSYSTEMS LIMITED

SEVENTH ANNUAL REPORT
2002-2003

BOARD OF DIRECTORS

Thiru A MUTHUKUMAR	-	Director
Thiru S SATHAPPAN	-	Director
Thiru K GOVINDAN	-	Director
Thiru A K ANANTHARAMAKRISHNAN	-	Company Secretary

AUDITORS

M/s N C Rajagopal & Co.,
Chartered Accountants,
22, V Krishnaswamy Avenue,
Luz Church Road, Mylapore,
Chennai - 600 004.

REGISTERED OFFICE

MAC House, 3rd Floor,
No. 4 Sardar Patel Road, Guindy, Chennai - 600 032.

DIRECTORS' REPORT TO THE MEMBERS

The Directors of your Company hereby present the 7th Annual Report of the Company together with the Audited Financial Statement of Accounts for the year ended 31 March 2003.

BUSINESS OPERATIONS

During the financial year under review, the turnover of the Company was Rs. 29.26 lakhs as compared to Rs. 53.47 lakhs during the last year. Due to global depression on IC Design Industry, the Company was not able to get any new business during the year and therefore decided to slow down the business operations.

DIVIDEND

In view of the current year's performance, your Direcotrs do not recommend any dividend on the equity share capital for the financial year 2002-03.

PUBLIC DEPOSITS

Your Company has not accepted any Public Deposit during the year and no amount is due to the deposit holders as on 31 March 2003.

DIRECTORS

Thiruvalargal A Muthukumar and S Sathappan, additional Directors who retire at this Annual General Meeting of the Company and being eligible, offer themselves for re-relection as Directors.

AUDITORS

M/s. N C Rajagopal, Chartered Accountants, Chennai, the Company's auditors, retiring at the conclusion of the ensuing Annual General Meeting are eligible for re-appointment.

Conservation of Energy, Technology Absorption, Foreign Exchange Earning and Outgo:

In terms of Section 217(1) (e) of the Companies Act, 1956, information relating to conservation of energy, technology absorption, foreign exchange earnings and outgo is set out in the Annexure, forming part of this report.

PARTICULARS OF EMPLOYEES

During the year under review, no Employee of your Company was in receipt of remuneration requiring disclosure under Section 217(2A) of the Companies Act, 1956.

DIRECTORS' RESPONSIBILITY STATEMENT

In accordance with the requirements of Section 217 (2AA) of the Companies Act, 1956, the Directors of your Company hereby declare that:

i) in the preparation of the Annual Accounts the applicable Accounting Standards have been followed along with proper explanation relating to the material departures;

ii) the Directors had selected such Accounting Policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company as at 31 March 2003 and of the loss of the Company for that period;

iii) the Directors had taken proper and sufficient care to maintain adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities and;

iv) the Directors had prepared the Annual Accounts on a "going concern" basis.

ACKNOWLEDGEMENT

The Directors of your Company express their thanks to Software Technology Parks of India, Departments of Central and State Government, Banks for their continued support and co-operation extended to the Company. The Board acknowledges the co-operation and guidance extended by the Joint Venture partners *viz.* M/s. SPIC Holdings and Investments Limited and Marubeni Tekmatex Corporation, Japan. The Directors also wish to place on record their appreciation to the employees of the Company for their dedicated and sincere services.

By Order of the Board

For Orchard Microsystems Limited

A Muthukumar
S Sathappan
Directors

Place : Chennai
Date : 22 May 2003

ANNEXURE TO DIRECTORS' REPORT

Particulars required under the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules 1988, for the year ended 31 March 2003.

A. DETAILS OF CONSERVATION OF ENERGY

Your Company has been making continuous efforts to reduce energy consumption.

Power Consumption		**Current Year 31 March 2003**	Previous Year 31 March 2002
Electricity			
Purchased	MWH	Negligible	Negligible
	Rs. in lacs	--	--
	Rs. /KWH	--	--
Own Generation	MWH	--	--
	Rs. in lacs	--	--
	Rs. /KWH	-	--

B. TECHNOLOGY ABSORPTION

Your Company has adopted the IBM Design environment and Design Methodology.

C. FOREIGN EXCHANGE EARNINGS AND OUTGO

Foreign Exchange Earnings : Rs. 29.26 lacs
Foreign Exchange Out go : Rs. 12.27 lacs

AUDITORS' REPORT

Ladies and Gentlemen,

We have audited the attached Balance Sheet of M/s. ORCHARD MICROSYSTEMS LIMITED, as at 31 March 2003 and also the Profit and Loss Account for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain a reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

1. As required by the Manufacturing and Other Companies (Auditors' Report) Order, 1988 issued by the Central Government in terms of Section 227(4A) of the Companies Act, 1956, we enclose in the Annexure, a statement on the matters specified in paragraph 4 and 5 of the said order.

2. Further to our comments in the Annexure referred to in paragraph 1 above we State that:

   a) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit.

   b) In our opinion, proper books of accounts as required by law, have been kept by the Company so far as it appears from our examinations of such books.

   c) The Balance Sheet and Profit and Loss Account during the period referred to in this report are in agreement with the books of accounts.

   d) In our opinion, the Balance Sheet and the Profit and Loss Account comply with the mandatory Accounting Standards as referred to in Section 211(3C) of the Companies Act, 1956.

   e) On the basis of the written representation received from the Directors, as on 31 March 2003, and taken on record by the Board of Directors, we report that none of the Directors are disqualified as on 31 March 2003 from being appointed as a Director in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956.

   f) In our opinion and to the best of our information and according to the explanations given to us, the said Balance Sheet and Profit and Loss Account read together with the Notes and Accounting Policies thereon, give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

      i. In so far as it relates to the Balance Sheet, of the state of affairs of the Company as at 31 March 2003 and

      ii. In so far as it relates to the Profit and Loss Account, of the Loss of the Company for the year ended on that date.

Per our report of even date

For N C RAJAGOPAL & Co.,
Chartered Accountants

Place : Chennai
Date : 22 May 2003

R VASUDEVAN
Partner

ANNEXURE REFERRED TO IN PARAGRAPH 1 OF OUR REPORT OF EVEN DATE

1. The Company has maintained proper records, showing full particulars including quantitative details and situation of fixed assets. As per the information and explanations given to us, the management at reasonable intervals has physically verified all the fixed assets and no material discrepancies were noticed on such verification. In our opinion, the frequency of physical verification of fixed assets is reasonable having regard to the size of the Company and the nature of its business.

2. None of the fixed assets have been revalued during the year.

3. The Company does not hold any stores, spares and raw materials during the year and hence the question of reporting on the physical verification, procedure of physical verification, maintenance of stock records of inventories, valuation of stock, damage, stores and raw materials and maintenance of records for sale and disposal of scrap does not arise.

4. We are informed that the Central Government has not prescribed the maintenance of cost records under section 209(1) (d) of the Companies Act, 1956.

5. The Company has not taken loans, secured or unsecured from Companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956.

6. The Company has not granted any loans secured or unsecured to companies, firms or other parties listed in the register maintained under section 301 of the Companies Act, 1956 or companies under the same management.

7. The Company has not given loans and advances in the nature of loans to third parties.

8. The Company does not deal with stores, raw materials, components and equipments and hence the question of reporting on the adequacy of the internal control procedure with regard to purchase of stores, raw materials, components and equipments does not arise.

9. In our opinion the Company has a proper internal audit system commensurate with its size and nature of its business.

10. The Company has not made any transactions relating to the purchase of goods and materials and sale of goods and services in pursuance of contracts or arrangement entered into the register maintained under section 301 of the Companies Act, 1956, aggregating during the year to Rs.50000 or more in respect of each party.

11. The provisions of section 58A of the Companies Act, 1956 and the Companies (Acceptance of Deposit) Rules, 1975 framed thereunder and the directive issued by the Reserve Bank of India are not applicable as the Company has not accepted any deposits from the public during the year.

12. In our opinion and according to the information and explanations given to us the Company is generally regular in depositing the Provident Fund dues to the appropriate authorities.

13. According to the information and explanations given to us, there were no undisputed amounts payable in respect of Wealth Tax, Income Tax, Sales Tax, Customs Duty and Excise Duty as at 31 March 2003 which are out standing for a period of more than six months from the date they become payable.

14. To the best of our knowledge and according to the explanation no personal expenses of employees or Directors have been charged to revenue account, other than those payable under contractual obligations or in accordance with generally accepted business practices.

15. The Company is not a Sick Industrial Company within the meaning of the clause (o) of sub section (1) Section (3) of the Sick Industrial Companies (Special Provisions) Act, 1985.

Per our report of even date
For N C RAJAGOPAL & Co.,
Chartered Accountants

Place : Chennai
Date : 22 May 2003

R VASUDEVAN
Partner

BALANCE SHEET AS AT 31 MARCH 2003

(Amount in Rupees)

	Schedule	As at 31 March 2003	As at 31 March 2002
SOURCES OF FUNDS:			
I. Shareholders' Funds :			
Share Capital	1	**32621000**	32621000
TOTAL		**32621000**	32621000
APPLICATION OF FUNDS:			
I. Fixed Assets	2		
Gross Block		**23654669**	23654669
Less : Depreciation		**10632468**	6955757
Net Block		**13022201**	16698912
II. Current Assets, Loans and Advances			
a. Cash and Bank	3	**324232**	6033235
b. Sundry Debtors	4	--	778080
c. Loans and Advances	5	**14103242**	7410971
TOTAL (A)		**14427474**	14222286
***Less* : Current Liabilities & Provisions**			
Current Liabilities & Provisions	6	**13500**	362224
TOTAL (B)		**13500**	362224
Net Current Assets (A-B)		**14413974**	13860062
Profit and Loss Account		**5184825**	2062026
TOTAL		**32621000**	32621000
Accounting policies and Notes on accounts	10		

Schedules referred to above forms an integral part of the Balance Sheet

Per our report of even date

For N C Rajagopal & Co.,
Chartered Accountants

A Muthukumar *Director* | **R Venkatesh Kumar** *Director* | **S Sathappan** *Director* | **K Govindan** *Company Secretary*

Place : Chennai
Date : 22 May 2003

R Vasudevan
Partner

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 MARCH 2003

(Amount in Rupees)

	Schedule	For the year ended 31 March 2003	For the year ended 31 March 2002
I. INCOME			
Software Development Charges		**2926276**	5347556
Other Income	7	**130043**	395379
		3056319	5742935
II. EXPENDITURES			
Employees Cost	8	**1873806**	3353739
Other Expenses	9	**663601**	1846340
Depreciation	2	**3676711**	3660585
		6214118	8860664
Profit/(Loss) for the year		**(3157799)**	(3117729)
Provision for Income Tax		**--**	--
Add : (Short) / excess provision made		**35000**	(8940)
Profit/(Loss)		**(3122799)**	(3126669)
Balance carried forward from previous year		**(2062026)**	1064643
Profit/(Loss)		**(5184825)**	(2062026)
Accounting Policies and Notes on Accounts	10		

Shedules referred to above forms an integral part of the Balance Sheet

Per our report of even date

For N C Rajagopal & Co.,
Chartered Accountants

A Muthukumar *Director* | **R Venkatesh Kumar** *Director* | **S Sathappan** *Director* | **K Govindan** *Company Secretary*

Place : Chennai
Date : 22 May 2003

R Vasudevan
Partner

SCHEDULES FORMING PART OF BALANCE SHEET

(Amount in Rupees)

	As at 31 March 2003	As at 31 March 2002
Schedule ; 1		
Shareholders funds		
Authorised Share Capital		
70,00,000 Equity share of Rs. 10 each	**70000000**	70000000
Issued, Subscribed and Paid Up Capital		
32,62,100 Equity Shares of Rs.10 each fully paid. (26,26,000 shares held by M/s. SPIC Holdings and Investments Limited, which is a Wholly Owned Subsidiary of M/s. Southern Petrochemical Industries Corporation Limited)	**32621000**	32621000
	32621000	32621000

Schedule : 2

Fixed Assets

(Amount in Rupees)

PARTICULARS	GROSS BLOCK	DEPRECIATION			NET BLOCK	
	As on 31 March 2002	Upto 1 April 2002	**For the year 31 March 2003**	**Upto 31 March 2003**	**As on 31 March 2003**	As on 31 March 2002
Computer - Hardware	5423139	1617832	**879091**	**2496923**	**2926216**	3805307
Computer - Software	16052185	5103964	**2675899**	**7779863**	**8272322**	10948221
Computer - Printer	14900	4830	**2415**	**7245**	**7655**	10070
UPS	511394	48582	**24291**	**72873**	**438521**	462812
Electrical Equipments	42801	2602	**2033**	**4635**	**38166**	40199
Office Equipments	392483	36425	**18643**	**55068**	**337415**	356058
Furniture and fixtures	1043967	129695	**66083**	**195778**	**848189**	914272
Airconditioner	173800	11827	**8256**	**20083**	**153717**	161973
Total	23654669	6955757	**3676711**	**10632468**	**13022201**	16698912
Previous Year	23654669	3295172	3660585	6955757	16698912	19862228

SCHEDULES FORMING PART OF BALANCE SHEET

(Amount in Rupees)

	As at 31 March 2003	As at 31 March 2002
Schedule : 3		
Cash and Bank		
Cash on hand	516	2956
Balance with Scheduled Bank:		
in current account	63716	420279
in deposit account	260000	610000
Cheques/DD on hand	--	5000000
	324232	6033235
Schedule : 4		
Sundry Debtors (Unsecured considered good)		
Debtor Exceeding Six Months	--	--
Others Debtors	--	778080
	--	778080
Schedule : 5		
Loans and Advances (Unsecured considered good)		
Advances recoverable in cash or in kind or for value to be received	14103242	7410971
	14103242	7410971
Schedule : 6		
Current Liabilities and Provisions		
Current Liabilities	13500	305964
Provision for Income Tax	--	56260
	13500	362224

SCHEDULES FORMING PART OF PROFIT AND LOSS ACCOUNT	For the year ended 31 March 2003	For the year ended 31 March 2002
Schedule : 7		
Other Incomes		
Interest on Fixed Deposit	120736	395379
Interest on Income Tax Refund	9307	--
	130043	395379
Schedule : 8		
Employees Cost		
Salaries	735737	1874710
Staff Welfare Expenses	65	13123
Leave Travel Concession	38353	7326
Provident Fund Contribution	29457	86470
Medical Reimbursement	15700	41988
Recruitment Expenses	--	48000
Living Allowance	1054494	1282122
	1873806	3353739

SCHEDULES FORMING PART OF PROFIT AND LOSS ACCOUNT

(Amount in Rupees)

	For the year ended 31 March 2003	For the year ended 31 March 2002
Schedule : 9		
Other Expenses		
Books & Periodicals	--	24077
Business development expenses	2070	30166
Travelling expenses:		
- Foreign	527874	1178503
- Inland	--	1354
Conveyance	2620	3184
Insurance charges	16196	11068
Internet connection charges	788	261954
Amenities	--	--
Repairs and maintenance:		
- Office	--	42823
- Computer	--	53340
- Others	14018	21579
Rates and Taxes	27200	75225
Telephone, Postage & Telegram	1767	76878
Printing & Stationery	3127	12597
Bank Charges	28282	24246
Auditors Remuneration	12500	12500
Miscellaneous expenses	2500	13826
Exchange Fluctuation - loss	24659	3020
	663601	1846340

SCHEDULE : 10

ACCOUNTING POLICIES

GENERAL

The Financial statements have been prepared based on historical cost convention and accrual basis of accounting in conformity with the Accounting Standards referred in the Companies Act, 1956.

FIXED ASSETS

Fixed assets including inhouse capitalisation are stated at cost. The Company capitalises all cost relating to acquisition and installation of fixed assets.

DEPRECIATION

Depreciation on all the assets except software is provided on straight line basis at the rate mentioned in the Schedule XIV of the Companies Act, 1956. In case of software, the depreciation is provided based on the estimated useful life, which is taken as six years.

FOREIGN CURRENCY

Earning in foreign currencies are accounted at the rate prevailing on the date of the transaction. Any income or loss on account of exchange difference is recognised in the profit and loss account as difference in fluctuation.

Monetary items denominated in foreign currency and outstanding at the balance sheet date are translated at the exchange rate prevailing on the last date of the financial year.

NOTES ON ACCOUNTS

1. The notes form an integral part of and should be read in conjunction with the accompanying accounts.
2. **Deferred Taxes:-**

   The Provision for Deferred tax is not considered in the accounts considering the certainty principle in recoverability of amount in future.

   The Deferred tax Liability in calculation of depreciation as per Companies Act and Income tax as on 31 March 2003 is Rs.3653624 and the Deferred Tax Asset arising due to Carry forward of Depreciation Loss as per Income Tax Act as on 31 march 2003 is Rs.5519095. Hence considering the principle of recoverability as per Accounting Standard 22 "Accounting for Taxes on Income" provision of Net Deferred Tax Assets in the accounts is not considered for the year.
3. FOB Value of export during the year is Rs.2926276 (previous year Rs.5347556) and the expenditure in foreign currency during the year is Rs.1226993 (previous year Rs.2276045)
4. There are no outstanding dues towards Small Scale / Ancillary Undertaking.
5. Previous year's figures have been reclassified and regrouped wherever necessary and rounded off to the nearest rupee.

Per our report of even date

For N C Rajagopal & Co.,
Chartered Accountants

A Muthukumar *Director*

R Venkatesh Kumar *Director*

S Sathappan *Director*

K Govindan *Company Secretary*

Place : Chennai
Date : 22 May 2003

R Vasudevan
Partner

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I. Registration Details	Registration No.	35641	State Code 18
	Balance Sheet Date	31 03 2003	
II. Capital Raised during the Year (Amount in Rupees Thousands)	Public Issue	NIL	
	Rights Issue	NIL	
	Bonus Issue	NIL	
	Private Placement	NIL	
III. Position of Mobilisation and deployment of funds (Amount in Rupees Thousands)	Total Liablities	32635	
	Total Assets	32635	
Sources of Funds	Paid-Up Capital	32621	
	Reserves & Surplus	NIL	
	Secured Loans	NIL	
	Unsecured Loans	NIL	
Application of Funds	Net Fixed Assets	13022	
	Investments	NIL	
	Net Current Assets	14414	
	Miscellaneous Expenditure	NIL	
	Accumulated Losses	5185	
IV. Performance of Company (Amount in Rupees Thousands)	Turnover	3056	
	Total Expenditure	6179	+ -
	Profit/(Loss) Before Tax	3123	- ✓
	Profit/(Loss) After Tax	3123	- ✓
	Earnings per share in Rupees	96	- ✓
	Dividend Rate per cent	NIL	
V. Generic Names of Three Principal Products/Services of Company (as per monetary terms)	Item Code No.	854200	
	Product Description	INTEGRATED CIRCUIT DESIGN	

Per our report of even date

For N C Rajagopal & Co.,
Chartered Accountants

A Muthukumar *Director* | **R Venkatesh Kumar** *Director* | **S Sathappan** *Director* | **K Govindan** *Company Secretary*

Place : Chennai
Date : 22 May 2003

R Vasudevan
Partner

MITOCON BIOTEC LIMITED

"SPIC House", 88 Mount Road, Guindy, Chennai - 600 032.

THIRD ANNUAL REPORT

2002 - 2003

BOARD OF DIRECTORS

Dr. P Ramanujam	-	Director
Mr T R Tamilmani	-	Director
Mrs Sashikala Srikanth	-	Director

AUDITORS

M/s. S Viswanathan
Chartered Accountants
17 Bishop Wallers Avenue (West),
Mylapore,
Chennai - 600 004.

DIRECTORS' REPORT

The Directors of your Company seek pleasure in presenting the Third Annual Report of the Company together with the Annual Accounts for the period ended 31 March 2003.

OPERATIONS

The Company has not commenced its activities during the year under review. Your Directors are drawing up plans to initiate necessary action for the implementation of the project.

During the year under review, your Company has become the subsidiary of SPIC Holdings and Investments Limited.

DIRECTORS' RESPONSIBILITY STATEMENT

In accordance with the requirement of Section 217 (2AA) of the Companies Act, 1956, the Directors of the Company hereby declares that:

1. In the preparation of the Annual Accounts, the applicable Accounting Standards had been followed along with proper explanation relating to material departures;
2. The Directors had selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company as at 31 March 2003 and of the Loss of the Company as on that date;
3. The Directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956, for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and
4. The Directors had prepared the Annual accounts on a going concern basis.

DIRECTORS

Mr. T R Tamilmani retire at the Annual General Meeting by rotation and being eligible offers himself for re-election.

During the year Mr. M Vasanthan resigned as Director from the Board of the Company and the Directors placed on record the invaluable services rendered by him during his tenure as Director of the Company.

Mrs. Sashikala Srikanth was appointed as an Additional Director on the Board of the Company on 2 June 2003. Mrs. Sashikala Srikanth will hold office till the date of the ensuing Annual General Meeting of the Company. The Company has received a notice in writing under Section 257 of the Companies Act, 1956, along with the requisite deposit as required under that Section proposing the candidature of Mrs. Sashikala Srikanth for appoinment as a Director of the Company liable to retire by rotation.

AUDITORS

M/s. S Viswanathan, Chartered Accountants, Auditors of the Company retire at the ensuing Annual General Meeting and being eligible offer themselves for re-appointment as Auditors of the Company.

PUBLIC DEPOSITS

The Company has not accepted any deposits from the public during the period under review.

PARTICULARS OF EMPLOYEES

No disclosure is made under Section 217(2A) of the Companies Act, 1956, as no employee was in receipt of remuneration exceeding Rs.24 lakhs per annum.

No disclosure is made under Section 217(1)(e) of the Companies Act, 1956, as the Company is yet to commence its operation.

ACKNOWLEDGEMENT

Your Directors wish to place on record their appreciation in support and co-operation received from M/s. Southern Petrochemical Industries Corporation Limited and the Bankers of the Company.

By Order of the Boad

For MITOCON BIOTEC LIMITED

P RAMANUJAM

T R TAMILMANI

Director

Place : Chennai

Date : 2 June 2003

Report of the Auditors to the Shareholders

We have audited the attached Balance Sheet of M/s. Mitocon Biotec Limited as at 31 March 2003. No Profit and Loss Account of the Company for the year ending 31 March 2003 has been prepared, as the Company has not commenced any manufacturing, trading or other specified activities during the year. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Further to our comments in the Annexure referred to above, we report that :

i. We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit;

ii. In our opinion, proper books of account as required by law have been kept by the company, so far as appears from our examination of those books;

iii. The Balance Sheet dealt with by this report is in agreement with the books of account;

iv. In our opinion, the Balance Sheet dealt with by this report comply with the accounting standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956;

v. No provision is necessary towards cess payable under Section 441A of the Companies Act, 1956 as the company has not commenced manufacturing activity and no other receipt has accrued to the Company during the year under report;

vi. On the basis of written representations received from the directors, as on 31 March 2003, and taken on record by the Board of Directors, we report that none of the directors is disqualified as on 31 March 2003 from being appointed as a director in terms of clause (g) of sub-section (1) of section 274 of the Companies Act, 1956;

vii. In our opinion and to the best of our information and according to the explanations given to us, the said accounts together with the statement of Expenditure Pending Allocation as at 31 March 2003, give the information required by the Companies Act, 1956 in the manner so required;

viii. As the Company has not commenced commercial production and the project is under implementation stage, we are of the opinion that the matter specified in paragraphs 4 and 5 of the Manufacturing and Other Companies (Auditors' Report) Order, 1988 issued by the Company Law Board in terms of Section 227 (4A) of the Companies Act, 1956 are not applicable to the Company.

For M/s. S VISWANATHAN
Chartered Accountants

Place : Chennai
Date : 2 June 2003

C N GANGADARAN
Partner

BALANCE SHEET AS AT 31 MARCH 2003

(Amount in Rupees)

Particulars	Schedule		As at 31 March 2003	As at 31 March 2002
SOURCES OF FUNDS				
Share capital	1		**500700.00**	700.00
Total			**500700.00**	700.00
APPLICATION OF FUNDS				
Expenditure pending allocation	2		**19087.00**	13837.00
Current Assets, Loans & Advances Cash & Bank Balances		505600.00		700.00
Less : Current Liabilities & Provisions Audit Fee Payable 02-03		5250.00		5250.00
SPIC Ltd.		59317.00		42037.00
NET CURRENT ASSETS			**441033.00**	-46587.00
Mise. Expenditure (to the extent not written off or adjusted)	3		**40580.00**	33450.00
Total			**500700.00**	700.00
Notes on Accounts	4			
Significant Accounting Policies	5			

For and on behalf of the Board

Dr P RAMANUJAM
Mr T R TAMILMANI

Directors

As per our Report of even date

For M/s. S VISWANATHAN
Chartered Accountants

C N GANGADARAN
Partner

Place : Chennai
Date : 2 June 2003

Schedules Forming Part of the Balance Sheet

(Amount in Rupees)

	As at 31 March 2003	As at 31 March 2002
SCHEDULE 1		
SHARE CAPITAL:		
Authorised Share Capital 5,00,000 Equity Shares of Rs.10 each	**5000000.00**	5000000.00
Issued, Subscribed and Fully Paid up: 50,070 Equity Shares of Rs.10 each (previous year 70 equity shares of Rs.10 each)	**500700.00**	700.00
SCHEDULE 2		
EXPENDITURE PENDING ALLOCATION:		
Travelling Expenses	**187.00**	187.00
Audit Fees	**18900.00**	13650.00
Total	**19087.00**	13837.00
SCHEDULE 3		
MISCELLANEOUS EXPENDITURE:		
Printing & Stationery	**1375.00**	1375.00
Cost of Stamp Paper	**730.00**	730.00
Filing Fees	**24320.00**	24320.00
ROC Fees	**7025.00**	7025.00
Name Appl Fee	**500.00**	--
Name Change	**1500.00**	--
Domain Registration	**5000.00**	--
Bank Charges	**130.00**	--
Total	**40580.00**	33450.00

SCHEDULE 4

NOTES ON ACCOUNTS

1. a. Previous year figure have been regrouped and reclassified wherever necessary.
   b. No Profit and Loss Account has been prepared, as the company has not yet commenced manufacturing activity. However, necessary details as per Schedule VI Part II of the Companies Act, 1956, have been disclosed under the head "Expenditure Pending Allocation". It is the Company's intention to capitalise the major part of this expenditure when commercial operations begin.

SIGNIFICANT ACCOUNTING POLICIES

SCHEDULE 5

1. **ACCOUNTING CONCEPTS:**
   i. Financial statements are based on historical cost.
   ii. Company follows Mercantile System of Accounting and recognises Income and Expenditure on accrual basis.
2. Fixed Assets
3. Depreciation
4. Income Recognition
5. Foreign Currency Transaction
6. Retirement Benefits

(Items 2–6: Not Applicable)

7. Expenditure Pending Allocation

   Project and other expenses are included under Expenditure pending Allocation and the same will be apportioned to fixed assets and capitalised as and when commercial production begins.

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

1)	REGISTRATION DETAILS	REGISTRATION NO.	43147
		STATE CODE	18
		BALANCE SHEET DATE	31 03 2003
2)	CAPITAL RAISED DURING THE YEAR (Amount in Rupees Thousands)	PUBLIC ISSUE	NIL
		RIGHTS ISSUE	NIL
		BONUS ISSUE	NIL
		PRIVATE PLACEMENT	500.00
3)	POSITION OF MOBILISATION AND DEPLOYMENT OF FUNDS (Amount in Rupees Thousands)	TOTAL LIABILITIES	565.27
		TOTAL ASSETS	565.27
	SOURCES OF FUNDS	PAID-UP CAPITAL	500.70
		RESERVES AND SURPLUS	NIL
		SECURED LOANS	NIL
		UNSECURED LOANS	NIL
	APPLICATION OF FUNDS	NET FIXED ASSETS	NIL
		EXPENDITURE PENDING ALLOCATION	19.09
		INVESTMENTS	NIL
		NET CURRENT ASSETS	441.03
		MISCELLANEOUS EXPENDITURE	40.58
		ACCUMULATED LOSSES	NIL
4)	PERFORMANCE OF COMPANY (Amount in Rupees Thousands)	TURNOVER	NIL
		TOTAL EXPENDITURE	NIL
		PROFIT/(LOSS) BEFORE TAX	NIL
		PROFIT/(LOSS) AFTER TAX	NIL
		EARNINGS PER SHARE IN RUPEES	NIL
		DIVIDEND RATE %	NIL
5)	GENERIC NAMES OF THREE* PRINCIPAL PRODUCTS/ SERVICES OF THE COMPANY (As per monetary terms)	ITEM CODE NO.	NIL
		PRODUCT DESCRIPTION	NIL
		ITEM CODE NO.	NIL
		PRODUCT DESCRIPTION	NIL

*Company has not started production

For and on behalf of the Board

Dr P RAMANUJAM
Mr T R TAMILMANI
Directors

Place : Chennai
Date : 2 June 2003

PROACTIVE DECISIONS LIMITED

"SPIC House", 88 Mount Road, Guindy, Chennai - 600 032.

THIRD ANNUAL REPORT

2002 - 2003

BOARD OF DIRECTORS

Thiru Ar Rm Arun	-	Chairman
Thiru T G Balachandran	-	Director
Thiru N Ramalingam	-	Director

AUDITORS

Sri & Sri Associates
Chartered Accountants
No.11, 4th Main Road,
Besant Nagar,
Chennai - 600 090.

Directors' Report

Your Directors have pleasure in presenting the Third Annual Report of the Company together with the Audited Accounts for the year ended 31 March 2003.

OPERATIONS

During the year, Company has participated in the open tender for 'On Line Lottery System' proposed by the Government of Tamilnadu.

EXPANSION

During the year under review, no expansion activities were undertaken.

DIVIDEND

During the year the Company has not carried out any commercial activities. Therefore, in the absence of profits the Company has not recommended any dividend for the financial year.

PUBLIC DEPOSITS

Your Company has not accepted any deposit from the public during the year.

CONSERVATION OF ENERGY, TECHNOLOGY, ABSORPTION & FOREIGN EXCHANGE EARNINGS AND OUTGO.

No disclosure is made under Section 217(1)(e) of the Companies Act, 1956, as the Company is yet to commence its operations.

PARTICULARS OF EMPLOYEES

The Company does not have any employees covered under Section 217 (2A) of the Companies Act 1956.

DIRECTORS

M/s. T G Balachandran and N Ramalingam co-opted as Additional Directors of the Company with effect from 9 June 2003 holds Office till the conclusion of this Annual General Meeting. The Company has received notices from members proposing their name as Directors of the Company at the ensuing Annual General Meeting.

Mr. T A Adhikesavan and Mr. T R Tamilmani have resigned from the Office of Directors during June 2003. The Board places on record its appreciation for the valuable contribution provided by Mr. T A Adhikesavan and Mr. T R Tamilmani.

Mr. Ar Rm Arun who retire by rotation at the ensuing Annual General Meeting being eligible offer himself for re-appointment.

DIRECTORS' RESPONSIBILITY STATEMENT

Pursuant to the requirement under Section 217(2AA) of the Companies Act, 1956 with respect to Directors' Responsibility Statement, it is hereby confirmed:

i. that in the preparation of the annual accounts for the year ended 31 March 2003 the applicable accounting standards had been followed along with proper explanation relating to material departures;

ii. that the Directors had selected such accounting policies and applied them consistently and made judgements and estimates that were reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the year and of the profit or loss of the Company for the year under review;

iii. that the Directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

iv. that the Directors had prepared the accounts for year ended 31 March 2003 a 'going concern' basis.

AUDITORS

M/s. Sri & Sri Associates, Chartered Accountants, Chennai, have been appointed as Statutory Auditors for the financial year ending 31 March 2003, in the place of M/s. Sambamoorthi & Company, Chartered Accountants, Chennai. The Board wishes to place on record its appreciation for the services rendered by M/s. Sambamoorthi & Company, Chartered Accountants, during their tenure.

ACKNOWLEDGEMENT

Your Company is grateful for the co-operation and continued support extended by Government of Tamilnadu and the promoters M/s. SPIC Holdings & Investments Limited, Dr. A C Muthiah & M/s. South India House Investment Limited.

Place : Chennai — For and on behalf of the Board of Directors
Date : 6 June 2003

Chairman

Report of the Auditors to the Members

We have audited the attached Balance Sheet of Proactive Decisions Limited as at 31 March 2003. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Further to our comments in the Annexure referred to above, we report that:

1. We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purpose of our audit.
2. In our opinion, proper books of account as required by law have been kept by the Company so far as it appears from our examination of those books.
3. The Balance Sheet dealt with by this report are in agreement with the books of account.
4. In our opinion, the Balance Sheet dealt with by this report comply with the accounting standard referred to in sub-section (3C) of the Section 211 of the Companies Act, 1956.
5. On the basis of written representations received from the directors, taken on record by the Board of Directors, none of the Directors is disqualified as an 31 March 2003, from being appointed as a Director under Section 274(1)(g) of the Companies Act, 1956.
6. In our opinion and to the best of our information and according to the explanation given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India.

   In the case of the Balance Sheet, of the state of affairs of the Company as at 31 March 2003.

   The Company did not carry out any activity involving trading or manufacturing or rendering of services during the year and in our opinion none of the matters specified in para 4 and 5 of the Manufacturing and other Companies (Auditors Report) Order 1988 issued by the Central Government in terms of Section 227 (4A) of the Companies Act, 1956, is applicable to this year. Accordingly, we have not included a statement in this report individually on the matters specified as required by the said order.

For Sri & Sri Associates
Chartered Accountants

Place : Chennai
Date : 6 June 2003

M B Sridharan
Partner

BALANCE SHEET AS AT 31 MARCH 2003

(Amount in Rupees)

Particulars	Schedule	As at 31 March 2003	As at 31 March 2002
SOURCES OF FUNDS			
Shareholders' Funds			
Authorised Capital			
9,50,000 Equity shares of Rs.10 each		**9500000**	10000000
5,000 Redeemable Cumulative Non Convertible Preference shares of Rs.100 each		**500000**	--
		10000000	10000000
Issued, Subscribed and fully paid up capital			
70 Equity shares of Rs.100 each		**700**	700
5,000 Redemable Cumulative Non Convertible Preference shares of Rs.100 each		**500000**	--
Total		**500700**	700
APPLICATION OF FUNDS			
Pre-operative Expenditure pending allocation	1	**8586**	5366
Current Assets, Loans & Advances			
Cash & Bank Balances		**700**	700
Advance for project work		**6590808**	--
Less: Current Liabilities & Provisions	2	**6099394**	5366
Net Current Assets		**492114**	(4666)
Total		**500700**	700
Notes on Accounts	3		

For and on behalf of the Board

Ar Rm ARUN
Chairman

T A ADHIKESAVAN
T R TAMILMANI
Directors

Place : Chennai
Date : 6 June 2003

As per our Report of even date

For SRI & SRI ASSOCIATES
Chartered Accountants

M B SRIDHARAN
Partner

SCHEDULE - 1

Description	As on 31 March 2002	For the Year	(Amount in Rupees) As on 31 March 2003
PRE OPERATIVE EXPENDITURE PENDING ALLOCATION			
Audit Fees	500	**3150**	**3650**
Filing Fees	4000	**--**	**4000**
Other Expenditure	866	**70**	**936**
Total	5366	**3220**	**8586**

SCHEDULE - 2

(Amount in Rupees)

CURRENT LIABILITIES & PROVISIONS	As on 31 March 2002	As on 31 March 2003
Current Liabilities:		
Audit Fee Payable	500	**3150**
Sundry Creditors	4866	**6096244**
Total	5366	**6099394**

SCHEDULE 3

NOTES ON ACCOUNTS FORMING PART OF BALANCE SHEET

Accounting Policies:

The financial statements have been prepared based on historical cost convention and accrual basis of accounting and in conformity with the Accounting Standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956.

1. There is no commercial activity during the period and hence no profit and loss account is prepared. However, necessary details as required under part - II of Schedule - VI of the Companies Act, 1956 have been disclosed under the heading "Pre-operative Expenditure Pending Allocation".
2. There are no fixed assets and hence the question of valuation of fixed assets and depreciation does not arise.
3. As the Company has not transacted any business and as no staff is employed, the retirement benefits are not contemplated.
4. During the year, 5000, 10 per cent Redeemable Cumulative Non-convertible preference shares of Rs.100 each were allotted to Spic Holdings and Investments Limited out of the advance received from them. To facilitate the same share capital has been proportionately changed from equity to preference share.

5. BALANCE SHEET ABSTRACT AND THE COMPANY'S GENERAL BUSINESS PROFILE

1) REGISTRATION DETAILS	REGISTRATION NO.	43897
	STATE CODE	18
	BALANCE SHEET DATE	31 03 2003
2) CAPITAL RAISED DURING THE YEAR (Amount in Rupees Thousands)	PUBLIC ISSUE	NIL
	RIGHTS ISSUE	NIL
	BONUS ISSUE	NIL
	PRIVATE PLACEMENT	500
3) POSITION OF MOBILISATION AND DEPLOYMENT OF FUNDS (Amount in Rupees Thousands)	TOTAL LIABILITIES	6600
	TOTAL ASSETS	6600
SOURCES OF FUNDS	PAID-UP CAPITAL	501
	RESERVES AND SURPLUS	NIL
	SECURED LOANS	NIL
	UNSECURED LOANS	NIL
APPLICATION OF FUNDS	NET FIXED ASSETS	NIL
	PRE-OPERATIVE EXPENDITURE	9
	INVESTMENTS	NIL
	NET CURRENT ASSETS	492
	MISCELLANEOUS EXPENDITURE	NIL
	ACCUMULATED LOSSES	NIL
4) PERFORMANCE OF THE COMPANY (Amount in Rupees Thousands)	TURNOVER	NIL
	TOTAL EXPENDITURE	NIL
	PROFIT BEFORE TAX	NIL
	PROFIT AFTER TAX	NIL
	EARNINGS PER SHARE RUPEES	NIL
	DIVIDEND RATE %	NIL
5) GENERIC NAMES OF THREE PRINCIPAL PRODUCTS / SERVICES OF THE COMPANY (As per monetary terms)	ITEM CODE (ITC CODE)	NIL
	PRODUCT DESCRIPTION	NIL
	ITEM CODE (ITC CODE)	NIL
	PRODUCT DESCRIPTION	NIL

For and on behalf of the Board

As per our Report attached to the Balance Sheet

Ar Rm ARUN
Chairman

T A ADHIKESAVAN
T R TAMILMANI
Directors

For SRI & SRI ASSOCIATES
Chartered Accountants

M B SRIDHARAN
Partner

Place : Chennai
Date : 6 June 2003

GULF SPIC BAHRAIN EC

GULF SPIC BAHRAIN EC (CLOSED) - NON-RESIDENT

Commercial Registration : 44705

FINANCIAL STATEMENTS
31 DECEMBER 2002

Shareholders	:	Southern Petrochemical Industries Corporation Ltd. Mr V R Aravind
Registered Office	:	Suite 201 / 204, Bldg. No. 89, Road No.1702, Hawar Building (A), Diplomatic Area, P.O. Box No.1188, Manama, Kingdom of Bahrain
Principal Bankers	:	National Bank of Bahrain
Auditors	:	KPMG Chamber of Commerce Building King Faisal Highway, Manama, Kingdom of Bahrain.

REPORT OF THE AUDITORS TO THE SHAREHOLDERS

We have audited the financial statements of Gulf SPIC Bahrain EC (Closed) - Non-resident as at, and for the year ended, 31 December 2002 as set out on pages 193 and 194.

Respective responsibilities of management and auditors

These financial statements are the responsibility of the directors of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

Basis of opinion

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Gulf SPIC Bahrain EC (Closed) - Non-resident as at 31 December 2002, the results of its operations, and its cash flows for the year then ended, in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board.

Other regulatory matters

In addition, in our opinion, the Company has maintained proper accounting records and the financial statements are in agreement therewith. To the best of our knowledge and belief, no violations of the Bahrain Commercial Companies Law, 2001 or the terms of the Company's memorandum and articles of association have occurred during the year that might have had a material adverse effect on the business of the Company or on its financial position. Satisfactory explanations and information have been provided to us by the management in response to all our requests.

KPMG

Place : Manama
Date : 28 April 2003

BALANCE SHEET AS AT 31 DECEMBER 2002

(In Bahraini Dinars)

	Notes	2002	2001
ASSETS			
Cash and Bank		4065	4065
Gulf SPIC-Kwait Current Account		3784	--
Loans and advances	3	25000	25000
Total Assets		32849	29065
Shareholders' equity and Liabilities			
Share Capital	1	30000	30000
Accumulated Losses		(8581)	(6621)
Total Shareholders' Equity		21419	23379
LIABILITIES			
Gulf SPIC-Kuwait Current Account		--	4176
Loan from SPIC-India	3	9900	--
Accrued Expenses		1530	1510
Total Liabilities		11430	5686
Total Shareholders' equity and Liabilities		32849	29065

V R Aravind
Director

A Santhanakrishnan
Director

INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2002

(In Bahraini Dinars)

	2002	2001
EXPENSES		
Legal and Professional Expenses	1330	2331
Bank charges	20	2
Rent charges	610	1129
Total Expenses / Loss for the year	1960	3462

V R Aravind
Director

A Santhanakrishnan
Director

The financial statements consisting of pages 193 and 194 were approved by the Directors on 28 April 2003.

CASH FLOWS FOR THE YEAR ENDED 31 DECEMBER 2002

(In Bahraini Dinars)

	2002	2001
OPERATING ACTIVITES		
Expenses paid	**(1940)**	(1952)
Advance to Gulf SPIC-Kuwait	**(7960)**	--
Total cashflows from operating activities	**(9900)**	(1952)
FINANCING ACTIVITIES		
Amount received from SPIC-India	**9900**	--
Amount received from Gulf SPIC-Kuwait	**--**	1021
Total cashflows from investing activities	**9900**	1021
Net cash and cash equivalents	**--**	(931)
Cash & cash equivalents at the beginning of the year	**4065**	4996
Cash & cash equivalents at the end of the year	**4065**	4065

NOTES TO THE 2002 FINANCIAL STATEMENTS

1. STATUS AND OPERATIONS

Gulf SPIC Bahrain EC (Closed) - Non-resident is a Bahraini exempt Company registered under the Bahrain Commercial Companies Law, 2001. The Company has been incorporated on 23 February 2000. The principal activity of the Company is to undertake specialised industrial maintenance services and electromechanical jobs outside Bahrain. The share capital of the Company is BD 30000, held by:

Southern Petrochemical Industries Corporation Limited	BD	29700
Mr V R Aravind	BD	300
	BD	30000

No operating activities have taken place during the year.

2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) promulgated by International Accounting Standards Board ("IASB") and the requirements of the Bahrain Commercial Companies Law, 2001.

The financial statements are prepared on the historical cost basis.

The following accounting policies have been applied by the Company:

Cash and cash equivalents comprise cash in hand and at bank. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

3. LOANS AND ADVANCES

Loans and advances comprise an amount of BD 25000 given to Gulf SPIC Contracting Company WLL-Kuwait, a Group company, and is interest free.

Loan of BD 9900 received from SPIC India through Gulf SPIC Contracting Company WLL-Kuwait and is interest free.

SPIC BIOTECHNOLOGIES LIMITED

Registered Office: "SPIC House" 88, Mount Road, Guindy, Chennai - 600 032.

FOURTH ANNUAL REPORT
2002 - 2003

BOARD OF DIRECTORS

Dr Joseph Thomas
Mrs Sashikala Srikanth
Mr S Sathappan

AUDITORS

Sri & Sri Associates
Chartered Accountants
New No.11 (Old No.6/3)
4th Main Road
Besant Nagar
Chennai - 600 090.

DIRECTORS' REPORT

The Directors of the Company have pleasure in presenting the Fourth Annual Report of the Company together with the Annual Accounts for the period ended 31 March 2003.

OPERATIONS

The Company has not commenced its activities during the year under review. The Board is drawing up plans to expeditiously initiate action for the implementation of the project.

DIRECTORS' RESPONSIBILITY STATEMENT

In accordance with the requirements of Section 217 (2AA) of the Companies Act, 1956, the Directors of the Company hereby declare that:

1. In the preparation of the Annual Accounts, the applicable Accounting Standards have been followed along with proper explanation relating to material departures.
2. The Directors had selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company as at 31 March 2003.
3. The Directors had taken proper and sufficient care for the maintenance of adequate Accounting Records in accordance with the provisions of the Companies Act, 1956, for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities, and
4. The Directors' had prepared the Annual Accounts on a going concern basis.

DIRECTORS

Mr S Sathappan, Director retires at the ensuring Annual General Meeting of the Company and being eligible offers himself for re-election.

AUDITORS

M/s. Sri & Sri Associates, Chartered Accountants, Auditors of the Company retire at the ensuing Annual General Meeting and being eligible offer themselves for re-appointment as Auditors of the Company.

FIXED DEPOSITS

The Company has not accepted any deposits from the public during the year under review.

PARTICULARS OF EMPLOYEES

No disclosure is made under Section 217(2A) of the Companies Act, 1956 as no employee was in receipt of remuneration exceeding Rs. 24 lakhs per annum.

No disclosure is made under Section 217 (1)(e) of the Companies Act, 1956 as the Company is yet to commence its operations.

ACKNOWLEDGEMENT

Your Directors wish to place on record their appreciation in support and co-operation received from M/S Southern Petrochemical Industries Corporation Limited and the Bankers of the Company.

By Order of the Board

For SPIC BIOTECHNOLOGIES LIMITED

Sashikala Srikanth
S Sathappan
Directors

Place : Chennai
Date : 13 May 2003

AUDITORS' REPORT TO THE MEMBERS OF SPIC BIOTECHNOLOGIES LIMITED

We have audited the attached Balance Sheet of SPIC BIOTECHNOLOGIES LIMITED as at 31 March 2003. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Further to our comments in the Annexure referred to above, we report that:

1. We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purpose of our audit.
2. In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books.
3. The Balance Sheet dealt with by this report are in agreement with the books of account.
4. In our opinion, the Balance Sheet dealt with by this report comply with the accounting standard referred to in sub section (3C) of the Section 211 of the Companies Act, 1956.
5. On the basis of written representations received from the Directors, taken on record by the Board of Directors, none of the Directors is disqualified as on 31 March 2003, from being appointed as a Director under Section 274(1)(g) of the Companies Act, 1956.
6. In our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India.

   In the case of the Balance Sheet, of the state of affairs of the Company as at 31 March 2003.

   The Company did not carry out any activity involving Trading or Manufacturing or rendering of services during the year and in our opinion none of the matters specified in para 4 and 5 of the Manufacturing and Other Companies (Auditors' Report) Order 1988 issued by the Central Government in terms of Section 227 (4A) of the Companies Act, 1956, is applicable to this year. Accordingly, we have not included a statement in this report individually on the matters specified as required by the said order.

For Sri & Sri Associates
Chartered Accountants

Place : Chennai
Date : 13 May 2003

M B Sridharan
Partner

BALANCE SHEET AS AT 31 MARCH 2003

(Amount in Rupees)

Particulars	Schedule		As at 31 March 2003		As at 31 March 2002
SOURCES OF FUNDS					
SHAREHOLDERS' FUNDS					
Authorised Capital					
5,00,000 Equity Shares of Rs. 10 each			**5000000**		5000000
Issued, Subscribed and fully paid up capital					
50,000 Equity Shares of Rs. 10 each [50,000 (previous year 70 shares) held by M/s. Southern Petrochemical Industries Corporation Limited]			**500000**		700
Total			**500000**		700
APPLICATION OF FUNDS					
FIXED ASSETS					
Land			**22508666**		22508666
Pre-operative Expenditure pending allocation	1		**20884**		14559
CURRENT ASSETS, LOANS & ADVANCES					
Cash & Bank Balances with Scheduled Bank		**5470**		5570	
Less : Current Liabilities & Provisions	2	**22064714**		22557789	
Net Current Assets			**(22059244)**		(22552219)
Miscellaneous Expenditure (to the extent not written off or adjusted)			**29694**		29694
Total			**500000**		700
Notes on Accounts	3				

As per our Report attached

For and on behalf of the Board

For SRI & SRI ASSOICATES
Chartered Accountants

Mrs Sashikala Srikanth
Mr S Sathappan
Directors

M B Sridharan
Partner

Place : Chennai
Date : 13 May 2003

SCHEDULE : 1

PRE - OPERATIVE EXPENDITURE PENDING ALLOCATION (Amount in Rupees)

Description	As on 31 March 2002	For the Year	As on 31 March 2003
Audit Fees	6300	**3150**	**9450**
Filing Fee	4865	**3000**	**7865**
Other Expenditure	3394	**175**	**3569**
Total	14559	**6325**	**20884**

SCHEDULE : 2

CURRENT LIABILITIES & PROVISIONS

	As on 31 March 2003	As on 31 March 2002
Current Liabilities:		
Audit Fee payable	**3150**	3150
Sundry Creditors	**22061564**	22554639
Total	**22064714**	22557789

SCHEDULE : 3

NOTES TO THE ACCOUNTS FOR THE YEAR ENDED 31 MARCH 2003

Accounting Policies:

The financial statements have been prepared based on historical cost convention and accrual basis of accounting and in conformity with the Accounting Standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956.

1. **Fixed Assets:**

   Land stated at cost

2. There is no commercial activity during the period and hence no profit and loss account is prepared. However, necessary details as required under part - II of Schedule - VI of the Companies Act, 1956, have been disclosed under the heading **"Pre-Operative Expenditure Pending Allocation"**.

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

1) REGISTRATION DETAILS	REGISTRATION NO.	42466
	STATE CODE	18
	BALANCE SHEET DATE	31 03 2003
2) CAPITAL RAISED DURING THE YEAR (Amount in Rupees)	PUBLIC ISSUE	NIL
	RIGHTS ISSUE	NIL
	BONUS ISSUE	NIL
	PRIVATE PLACEMENT	499300
3) POSITION OF MOBILISATION AND DEPLOYMENT OF FUNDS (Amount in Rupees)	TOTAL LIABILITIES	22564714
	TOTAL ASSETS	22564714
SOURCES OF FUNDS	PAID-UP CAPITAL	500000
	RESERVES AND SURPLUS	NIL
	SECURED LOANS	NIL
	UNSECURED LOANS	NIL
APPLICATION OF FUNDS	NET FIXED ASSETS	22508666
	PRE-OPERATIVE EXPENDITURE	20884
	INVESTMENTS	NIL
	NET CURRENT ASSETS	(22059244)
	MISCELLANEOUS EXPENSES	29694
	ACCUMULATED LOSSES	NIL
4) PERFORMANCE OF THE COMPANY (Amount in Rupees)	TURNOVER	NIL
	TOTAL EXPENDITURE	NIL
	PROFIT/(LOSS) BEFORE TAX	NIL
	PROFIT/(LOSS) AFTER TAX	NIL
	EARNINGS PER SHARE IN RUPEES	NIL
	DIVIDEND RATE %	NIL
5) GENERIC NAMES OF THREE PRINCIPAL PRODUCTS/ SERVICES OF THE COMPANY (As per monetary terms)	ITEM CODE NO.	NIL
	PRODUCT DESCRIPTION	NIL
	ITEM CODE NO.	NIL
	PRODUCT DESCRIPTION	NIL

As per our report attached to the Balance Sheet

For and on behalf of the Board

Mrs Sashikala Srikanth
Mr S Sathappan
Directors

For SRI & SRI ASSOICATES
Chartered Accountants

M B Sridharan
Partner

Place : Chennai
Date : 13 May 2003

SPIC

SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LIMITED

"SPIC House", 88, Mount Road,
Guindy, Chennai - 600 032.